))Pearson

Powering growth through innovation

Helping people realise the life they imagine through learning

Annual report and accounts 2025

We are uniquely positioned to meet the evolving global demand for skills through innovation, partnership and measurable impact.



 

Use this QR code to visit our Pearson plc website where you can find the online version of this report.



Pearson continues to evolve with purpose, continuing to innovate and leverage AI to create sustainable value for learners, partners and shareholders. "

The Strategic report, up to and including page 69, was approved for issue by the Board on 12 March 2026 and signed on its behalf by:

Sally Johnson
Chief Financial Officer

Pearson at a glance

Our purpose

Helping people realise the life they imagine through learning

We are the world's lifelong learning company



What we do



1 Create and curate content

- Produce assessments
- Develop learning courseware
- Design courses
- Write curriculum standards

2 Distribute content digitally and physically

- Deliver assessments
- Distribute lessons
- Enable learning experiences
- Facilitate teaching

3 Build and verify skills

- Score assessments
- Measure skills
- Credential skills
- Evaluate talent

2025 highlights: Powering growth through innovation

Pearson continued to deliver strong strategic and operational progress – advancing our purpose to help people realise the life they imagine through learning.

Sales
£3,577m

Underlying growth
4%

Adjusted operating profit
£614m

Underlying growth
6%

Free cash flow conversion*
125%

Free cash flow year-on-year increase
8%

* Free cash flow conversion calculated as free cash flow divided by adjusted earnings. Inclusive of the recovery of £0.1bn of taxes in relation to the State Aid matter.



Improved Group adjusted operating profit margin to 17.2%

Read more on page 126



Strong cash performance

with free cash flow of £527m. Completed a £350m share buyback

Read more on page 29

Continued to lead with the application of innovative technologies, deepening and scaling AI across our offering

driving measurable improvements in learner outcomes and saving educators meaningful time, whilst embedding AI as a foundational capability within Pearson

Read more on page 7





Continued enterprise momentum through strategic partnerships

to help employees and organisations prepare for the future of work

Read more on page 7

Business unit overviews

2025 sales by business unit

£3,577m
Total sales

4% underlying growth

- Assessment & Qualifications — **£1,604m** (4% underlying growth)
- Virtual Learning — **£511m** (8% underlying growth)
- Higher Education — **£775m** (2% underlying growth)
- English Language Learning — **£405m** (1% underlying growth)
- Enterprise Learning & Skills — **£282m** (6% underlying growth)

● Assessment & Qualifications

Assessment & Qualifications (A&Q) delivers world-class testing, certification and qualification solutions through four sub-business units, all of which contributed to growth in 2025: Pearson Professional Assessments (formerly known as Pearson VUE), Clinical Assessment, US Student Assessment and UK & International Qualifications. Together, these businesses provide trusted knowledge and skills measurements for learners, professionals, enterprises and institutions globally.

In 2025, Pearson Professional Assessments continued to lead the global market in large-scale testing services, supporting workforce certification and reskilling across professional and government sectors. Despite headwinds in PDRI driven by US federal government hiring and spend reductions, the business grew, securing new contracts and expanding enterprise partnerships. We also integrated AI to drive efficiencies in assessment generation, and strengthened our global delivery infrastructure.

Clinical Assessment delivered strong growth due to the continued traction of our products in the market and digital product growth. This was further supported by the first state-wide adoption of our digital platform in Tennessee and our expanded pharmaceutical business. Key innovations included the launch of Revibe, a wearable device designed to support individuals experiencing challenges with focus and attention, the pilot of an AI-powered psychological report writing assistant and the release of D-KEFS Advanced, a fully digital neuropsychology assessment.

US Student Assessment advanced its role as a strategic assessment partner to states and districts, delivering comprehensive assessment systems spanning formative, interim and summative programmes. Although we lost the contract with New Jersey, we subsequently renewed and extended several key contracts, including Maryland and others at a late stage of contract completion. We also launched an integrated partnership with McGraw Hill to embed assessments into core K12 curricula.

UK & International Qualifications delivered strong growth, benefiting from volume and international expansion. We



Built on deep expertise, global reach and strong customer relationships, assessments sit at the heart of our strategy – enabling learners to prove their skills in a world where trusted credentials are increasingly important."

Art Valentine
President – Assessment & Qualifications

commenced the delivery of the new UK Government Test Operations Services contract and we expanded our digital offerings, including increased adoption of onscreen assessment and ActiveHub, our flagship teaching and learning platform.

Across A&Q, priorities for 2026 include continued expansion into adjacent market opportunities, such as moving up the value chain into high-stakes test prep and formative assessments, as well as renewing key contracts and securing new wins. We are also expanding internationally, enhancing operational excellence and accelerating innovation, particularly through AI.

● Virtual Learning

Virtual Learning (VL) delivers high-quality online learning solutions for K12 students through two main offerings: Partner Schools and District Partnerships.

Partner Schools provides state-wide, turnkey virtual school solutions for public K12 students in the US, integrating courseware, platform technology, instructional services and a range of support services to deliver flexible, high-quality online learning. District Partnerships offers customisable virtual education solutions for K12 districts.

In 2025, we made targeted marketing investments to capture demand and completed the launch of a new enrolment portal across the Partner Schools network, helping to remove friction in the enrolment process. We continued to expand our career programmes with new offerings, now available across our Partner Schools network to support students in their transition to the workforce. We opened two new schools, taking our total to 41 across 31 states. We also deepened the integration of AI into our study tools, contributing to higher course scores and end-of-semester pass rates.

Our 2026 priorities focus on continuing to capture growing demand for US virtual schooling, further strengthening of our marketing and enrolment capabilities, targeted school expansion and the ongoing application of AI to personalise teaching and learning.

● Higher Education

Higher Education (HE) provides leading learning experiences across the Post-Secondary and Early Careers markets, with additional reach into K12 education through Honours, AP®, Dual Enrolment, and Career and Technical Education (CTE).

In 2025, we provided AI-powered learning experiences that delivered measurable improvements in learning outcomes. Adoption continued to grow across our key platforms, all of which now integrate advanced learning capabilities to support more personalised, adaptive and engaging experiences. The new 'Go Deeper' functionality in our AI study tools encourages critical thinking by prompting learners with challenging follow-up questions. We continued to see strong traction in our Inclusive Access offerings. We also expanded the successful monetisation of Study Prep (formerly 'Channels') through new AI-driven diagnostics and coaching features, helping students build confidence ahead of assessments, and extended reach into international markets.

In Early Careers, we established a direct sales force to accelerate our College and Career Readiness strategy. Our acquisition of eDynamic Learning (eDL), North America's largest provider of digital CTE, was a significant milestone – strengthening our portfolio and enhancing our ability to support learners as they transition from education into the workforce.

Looking ahead to 2026, our focus remains on product and platform innovation, expanding reach and impact in the sector through strong educator partnerships, and building on our Early Careers offerings. We will continue to enhance access and integration across our Inclusive Access offerings in the US, while focusing internationally on emerging markets, digital expansion and content localisation.

● English Language Learning

English Language Learning (ELL) is a global destination for learners seeking to develop and validate their English proficiency. By combining deep pedagogical expertise with advanced technology, ELL delivers scalable learning and assessment solutions that enable individuals, teachers, enterprises and governments to achieve academic and professional goals. It does this through three main offerings: institutional courseware, including Wizard by Pearson; English proficiency assessments, such as the Pearson Test of English (PTE) for migration and Versant by Pearson for enterprises; as well as our online offering, Mondly by Pearson.

In 2025, Institutional advanced its digital learning capabilities through new AI-powered tools for students and teachers, including Smart Lesson Generator for educators. Wizard by Pearson continued to grow in Brazil, supported by increased online business.

Our assessment portfolio, including PTE, Versant by Pearson and a range of institutional assessments, continued to support learners seeking to demonstrate English proficiency. We launched the PTE Express Test, meeting growing demand for trusted online testing among US-bound learners, and renewed our agreement with Australia's Department of Home Affairs.

Mondly by Pearson expanded its suite of engaging online learning experiences with the launch of the Digital Language Tutor, an AI-driven product designed to support enterprise learners to improve their workplace English proficiency.

In 2025, in collaboration with our Enterprise Learning & Skills business unit and co-developed with Microsoft, we launched Communication Coach, which is designed to improve the communication ability of both native English and non-native English speakers and is aligned with Pearson's Global Scale of English, our proprietary rubric to benchmark English language proficiency.

For 2026, we will continue leveraging AI and digital technologies to enhance learning and assessment offerings. Our priorities include continued strong operational performance, refreshing our Institutional product suite, developing next-generation solutions for institutional and government partners, and supporting enterprise customers with advanced upskilling capabilities.

● Enterprise Learning & Skills

Enterprise Learning & Skills (ELS) provides career-focused qualifications and enterprise talent solutions through Vocational Qualifications (VQ) and Enterprise Solutions, which includes skilling content, assessments and digital credentialing.

Vocational Qualifications continues to be the UK leader in applied, career-focused credentials rooted in real-world work scenarios, with an additional presence in 58 markets globally. One in five working-age individuals in the UK holds a Pearson BTEC qualification and our programmes are adopted by ministries of education globally to support skills reform. In 2025, VQ won contracts with the UK Ministry of Defence, the Uzbekistan Ministry of Education and the Kingdom of Saudi Arabia, reflecting the strength of our apprenticeship and international BTEC expansion strategies.

Enterprise Solutions helps companies address evolving talent needs in a rapidly changing economy, particularly as AI reshapes workforce requirements. Through Credly, TalentLens, Faethm and IT Pro, we support businesses in assessing skills gaps, planning talent strategies, sourcing talent and delivering skills development aligned to commercial objectives. In 2025, we launched a global go-to-market approach, including a Global Enterprise Sales team, supported by marketing and delivery. We secured strategic partnerships with hyperscaler partners (Microsoft, AWS and Google Cloud) and leading professional services enterprises (including HCLTech, Cognizant and IBM).

In the US, General Educational Development (GED) remains a critical pathway for individuals seeking to enter the workforce or pursue higher education and continues to support career advancement. As of 2025, more than 20 million learners have earned the GED, which is recognised in over 90 countries.

Looking to 2026, we will continue to address the growing market need for trusted talent solutions that enable employees to work more effectively with AI. We will drive value from our existing partners while expanding our partner ecosystem, and will also broaden our validated skills data to support workforce mobility at scale.

AI is accelerating demand for trusted skills assessment and verification

Confident in the future due to the mega trends of demographics and AI which are driving upskilling demand, as well as Pearson's unique characteristics and enduring competitive strengths.



Mega trends

Demographics

AI

Upskilling demand

Unique Characteristics & Enduring Strengths

~90% Profit
Operationally complex physical and digital workflows and print

~10% Profit
Digital courseware, embedded in critical workflows

Leadership positions

Long history of operational excellence

Deeply embedded

Proprietary data sets

Trust

Why AI strengthens Pearson's position

Advances in AI are driving large-scale reconfiguration of industries, occupations and educational approaches, providing secular tailwinds for learning, assessment and verification. Pearson, as the world's lifelong learning company, is perfectly positioned to benefit from this massive wave of human skilling over the next several years.

Our unique characteristics of trust, infrastructure level quality, operational strength, and breadth of services that are embedded in the learning ecosystems alongside our investments in AI driven innovation delivers strong, durable cash flows and profitability. And our deep and enduring competitive advantages provide a unique platform for future growth.

Using AI to improve efficiency, performance and learning outcomes

From operations to products, AI is enhancing execution at scale.

Improving efficiency and speed to market

- AI-enabled authoring and editorial tools that shorten product development cycles
- Multilingual content translation with human-in-the-loop governance
- AI-powered customer support and employee productivity tools that improve speed and consistency

Embedding AI into trusted products

- AI Study Tools in Higher Education, including 'Go Deeper', designed to prompt higher-order thinking
- Communication Coach: a Microsoft Teams–integrated product providing real-time, role-specific feedback
- AI-enhanced exam preparation, including adaptive practice tests and the GCSE Exam Practice Assistant
- AI-enabled tools aligned to trusted frameworks, including speaking practice aligned to the Global Scale of English

Scaling AI through a disciplined operating model

The AI Centre for Enablement (C4E) provides shared standards, tools and expertise to accelerate experimentation and scale reusable AI solutions. It enables faster innovation while ensuring consistency, efficiency and responsible AI practices across Pearson.

Operating AI responsibly

Trust, safety and integrity are central to our AI deployments, supported by robust governance aligned with global standards

Breadth of strategic and innovation partnerships

Hyperscalers
- Microsoft
- AWS
- Google Cloud

Professional services
- Salesforce
- HCLTech
- Cognizant
- IBM
- Deloitte
- TCS

Innovation partners
- Meta for Education
- AndroidXR
- Vū Technologies



"

Powered by learning science and data-informed design, our AI tools deliver engaging, personalised experiences that spark critical thinking and drive student success."

Tony Prentice
Chief Product Officer

Chair's note

A year of delivery, performance and progress



Executing with discipline to deliver sustainable returns

I would like to thank everyone at Pearson for their contribution to another successful year. Thanks to the execution of Pearson's people, strong leadership and disciplined financial management, alongside the trust of customers in our market-leading products and services, Pearson has delivered sales and earnings growth in line with expectations. This performance enables the company to continue delivering returns to shareholders.

Pearson's robust results and strong financial position underpin our ability to invest in continuously enhancing our offerings and addressing significant opportunities in faster-growing segments of the learning market, particularly within our medium-term growth vectors of Early Careers and Enterprise Skills.

Reflecting our confidence in the outlook for the business, the Board is recommending an increase in the final dividend, resulting in a full-year dividend of 25.2p per share, payable on 8 May 2026 to shareholders on the register on 20 March 2026. Our dividend is supplemented by a strong track record of share buybacks, with a further £350m programme completed in 2025 and, in January 2026, the announcement of an additional £350m programme – demonstrating our ongoing commitment to shareholder value creation through disciplined capital allocation.

Strategic partnerships and innovation

Pearson's progress in 2025 has been significant and broad-based. Long-term strategic partnerships with Microsoft, AWS and Google Cloud are totemic examples of Pearson's commitment to innovation and impact. These partnerships extend our reach across enterprise, Higher Education and K12, accelerate our cloud transformation and provide unique go-to-market opportunities.

In addition, recently signed professional services strategic partnerships with HCLTech, Cognizant, IBM, Deloitte and TCS are helping Pearson to scale delivery, enhance operational agility and unlock new opportunities. These relationships are instrumental in supporting Pearson's transformation and enabling the company to move faster and more effectively in serving learners, institutions and enterprises worldwide.

Pearson has continued to embed AI more deeply across its products and services, bringing enhanced learning experiences to more people, faster. When applied thoughtfully AI supports higher-order outcomes in reasoning and problem-solving. When a learner uses AI as a teleportation device, taking them straight to the answer, they don't learn, but when AI is used as a map – accompanying them through the different stages to get to the endpoint – it enhances learning.

Investment in AI across products and services is increasingly translating into differentiated offerings, improved customer outcomes and commercial opportunity.

Pearson's role in an evolving world of learning

Reflecting on my observations in last year's annual report, and the extraordinary changes we have witnessed over the last 12 months with the seismic forces of AI and demographic change continuing to reshape our world, it is clear to me that Pearson's purpose – helping people realise the life they imagine through learning – has never been more relevant. Pearson is evolving to meet these challenges and opportunities head-on.

As skills requirements evolve and the pace of change in the workplace continues to accelerate, demand for learning and the validation of skills is increasing. Pearson's deeply embedded position within global learning ecosystems, trusted brands and operational scale position the company well to support learners, institutions and employers as they navigate this transition.

Board and governance

Pearson benefits from the counsel of a strong and effective Board, whose members bring diverse experience and expertise from a range of sectors. This year, we were delighted to welcome two new independent Non-Executive Directors, Arden Hoffman and Costas Maglaras.

Arden is currently Chief Human Resources Officer at General Motors and brings valuable workforce and talent expertise spanning a range of industries. Costas serves as Dean of Columbia Business School and brings deep experience in economics, decision-making and leadership. Together, their insights enhance the Board's focus on ensuring Pearson's strategy remains aligned with the demands of a rapidly changing global landscape.

We also said farewell to Lincoln Wallen, who stepped down from the Board at the end of the year. I would like to thank him for the valuable contribution he has made to Pearson over his long tenure.

During the year, the Board oversaw a managed succession process for the role of Group Chief Financial Officer. I would like to thank Sally Johnson for her significant contribution to Pearson over many years, and welcome Simon Robson, who will join the company in March 2026. The Board is confident that this orderly transition supports continuity, strong financial stewardship and effective execution of Pearson's strategy.

We engage regularly with shareholders on a broad range of topics and welcome the opportunity to hear their views. This engagement helps ensure alignment with shareholder expectations and governance best practice. Further details on the Board's activities and governance arrangements can be found in the Governance report starting on page 70.

Outlook

The Board is pleased with Pearson's performance and progress in 2025. We are confident that Pearson's strategy positions the company well to capitalise on opportunities in its target markets over 2026 and beyond, alongside continuing to deliver sustainable growth and returns for shareholders.

Thank you for your continued support.

Omid Kordestani
Chair



The company has delivered another year of sales and earnings growth, strengthened its financial position and continued to invest in areas that support sustainable value creation over the medium-term."

Omid Kordestani
Chair

Chief Executive's review

Delivering growth through execution



Dear shareholders,

2025 was another year of financial delivery and significant strategic progress. We set out with a clear set of priorities and I'm proud to say that our teams across Pearson have delivered against these with a customer execution focus, agility and ambition. We've grown our business, strengthened our foundations and accelerated our strategy.

Our financial performance reflects this momentum. In 2025, we achieved underlying sales growth of 4%, with adjusted operating profit of £614m – an increase of 6% on an underlying basis. Free cash flow conversion remains strong at 125%, underscoring the resilience of our model and the discipline with which we execute.

Beyond the numbers, we are encouraged by the growing adoption of our products and the strengthening demand across key markets, which reinforces our confidence in the strategy. As the half-life of skills is shrinking and the pace of change is accelerating, Pearson is uniquely positioned to help learners, institutions and enterprises adapt and succeed.

Powering growth through execution

Great execution on our strategy is at the heart of our progress. It's how we stay ahead of the curve, meet evolving customer needs and unlock new opportunities. In 2025, we made significant strides embedding AI and digital technologies across our portfolio and accelerating our enterprise learning capabilities and business. All our efforts are helping us to drive outcomes for learners and enhancing the experience of customers across the business.

- In Assessment & Qualifications, all sub-business units contributed to growth with standout performances from Clinical Assessment and UK & International Qualifications. Clinical Assessment grew through strong demand for our digital products together with expanding its customer base with the first state-wide adoption of our digital offering. We also launched Revibe, an AI-enabled wearable powered by Samsung Electronics to support focus and self-regulation. In UK & International Qualifications, we introduced the GCSE Exam Practice Assistant – an AI-powered tool for personalised revision. Pearson Professional Assessments secured several new contracts, and US Student

Assessment announced a partnership with McGraw Hill to unlock opportunities in formative assessment.

- In Higher Education, our core US courseware business led the way by delivering a good performance, supported by the expansion of AI features in our offering. The new 'Go Deeper' functionality in our AI study tools encourages critical thinking by prompting learners with challenging follow-up questions. As our AI becomes more embedded in the student learning process, we are seeing learners deepening their cognitive ability and becoming more engaged with our materials.

- In Virtual Learning, we saw strong growth in the second half of the year, driven by capturing strong market demand through targeted marketing, streamlined enrolment processes and enhanced career offerings. We opened two new schools, bringing our total to 41 schools across 31 states, and embedded our career programme across the network. Our AI tools are contributing to improved student outcomes with higher grades and pass rates.

- In English Language Learning, Institutional saw continued growth, with customer wins in key markets, for example in Latin America, and Pearson Test of English continued to show resilience, performing well despite a tough market backdrop. We advanced our offering with the launch of the PTE Express Test and launched Communication Coach, which was co-developed with Microsoft and in collaboration with our Enterprise Learning & Skills business unit, to improve the communication ability of both native and non-native English speakers. The product is aligned with Pearson's Global Scale of English, our proprietary framework for benchmarking English language proficiency.

- In Enterprise Learning & Skills, we refocused our Global Enterprise Sales Team and signed long-term strategic partnerships with a range of key hyperscalers and leading professional services enterprises.

Meeting the moment: skills for an evolving workforce

The world of work is changing – fast. AI is reshaping industries, roles and expectations. Learners, workers and employers alike are grappling with how to keep pace. We believe this gives Pearson a profound opportunity to lead. We're better placed than ever to strengthen the connection between learning and success, due to our unique characteristics and enduring competitive strengths.

The traditional 'learning to earn' model – where education ends when work begins – is no longer fit for purpose. We must embrace a 'learning to learn' mindset, where education is a lifelong journey, seamlessly integrated into work and life – and where learning becomes the most important skill for success.

That's why we've identified Early Careers and Enterprise Skilling as strategic growth engines. These are not just commercial opportunities; they're areas where Pearson can make a real societal impact. In 2025, we featured in the GSV 150 list of companies transforming digital learning and workforce skills development, validating our impact (https://www.asugsvsummit.com/gsv-150).

In Early Careers, we're helping young people build job-ready skills as they transition from school or university into the workforce. Our Virtual Schools are already delivering career readiness initiatives, and through our career programme, students gain access to internships, employer connections and specialised classes that prepare them for the world of work. This year, we acquired eDynamic Learning, which is a core pillar of our Early Careers strategy. eDynamic Learning is a leader in Career and Technical Education. Combined with Pearson's scale, this creates a powerful platform to equip the next generation with the skills they need to succeed.

In Enterprise Skilling, we're helping those already in work to reskill and upskill. Our unique skills ontology enables employers to understand their workforce capabilities and identify gaps. By combining our expertise in learning with the reach and technology of our strategic partners, we're creating scalable solutions that deliver learning in the flow of work. Our Communication Coach is just the beginning. Imagine a future where employees receive real-time, personalised learning without leaving their daily workflow. That future is already here.

Building AI literacy for all

As AI becomes ubiquitous, AI literacy will be a foundational skill – essential for all learners, workers and organisations. At Pearson, we want everyone to have the tools to understand and harness this transformative technology, and we have

expanded our AI-related content, training programmes and certifications. For example, in 2025 we introduced AI Essentials, a short course that provides a foundational understanding of AI.

We're also investing in our own people. Across Pearson, employees have access to Microsoft Copilot, and we have rolled out live training sessions across the organisation. Our AI Ambassador Community has grown to over 1,000 members, supported by a vibrant programme of training and learning events. This is about more than tools – it's about mindset: we're empowering our teams to reimagine how they work, collaborate and innovate.

Leadership and succession

I would also like to thank Sally Johnson, who will be leaving Pearson in May 2026, for her outstanding contribution to the company over nearly 26 years, including six years as Group Chief Financial Officer. She has been a trusted partner to me and to the Board, and played a pivotal role in strengthening the company and positioning it for the future. I am pleased to welcome Simon Robson, previously Group Chief Financial Officer at Sky, who will join Pearson in March 2026. I am confident he will support the continued delivery of our strategy and long-term value creation.

Looking ahead

We remain focused on disciplined execution, targeted investment and delivering for our shareholders. We've made great strides in 2025: growing our business, deepening our impact and laying the groundwork for future success. But we're only just getting started.

Our unique capabilities, trusted brand and global reach place us at the heart of a societal shift shaped by AI, evolving skills and changing expectations.

Thank you for your continued support.

Omar Abbosh
Chief Executive

> **" We remain focused on disciplined execution, targeted investment and delivering for our shareholders. We've made great strides in 2025. We've grown our business, deepened our impact and laid the groundwork for future success. But we're only just getting started. "**

Omar Abbosh
Chief Executive

4%
underlying sales growth

6%
underlying adjusted operating profit growth

Strategic framework

An integrated strategy

Overview

In 2024, we launched a refreshed strategy with a single, unifying purpose: to help people everywhere to realise the life they imagine through learning (the 'why' section of our framework). This strategy is now deeply embedded across the organisation, and its execution has generated strong momentum across the business. We continue to accelerate our transformation – harnessing the power of AI and capitalising on the demographic shifts reshaping the world.

As we move into the second year of this journey, our execution plan rests on three interconnected components:

1. Drive performance in our core business

We are driving excellence across our business units, focusing on strengthening core performance and capturing market share, with specific examples outlined in the business unit overview section. We will continue to drive value by scaling our presence across multiple verticals and solution types. We will build on our commercial execution and accelerate the introduction of innovative products and services, providing a solid foundation for future growth.

2. Deliver execution synergies

We will unlock value from execution synergies. We remain committed to further advancing our ambition of a fully integrated, customer-centric operation which executes at pace. We are implementing new approaches to company-wide operational systems that will support more effective workflows, such as transforming revenue operations and AI-driven simplification to customer services. We will refine and modernise our software, as well as simplifying our product estate to improve customer navigation and enhance product discovery and development. In parallel, we aim to establish long-term strategic partnerships that support sales expansion, create unique go-to-market pathways and advance innovation.

3. Expand into medium–term growth vectors in Early Careers and Enterprise Skilling

We continue to see significant growth opportunities in our two medium-term growth vectors: Early Careers and Enterprise Skilling. We will further strengthen Pearson's leadership in career and technical education, to support learners as they transition from formal education into the workforce. Additionally, we will support enterprises as they develop the capabilities needed for talent planning, sourcing and development in the AI era.

Lastly, to support the execution of our strategy (the 'how' section of our framework), we will continue to invest in our people, strengthen our performance culture, drive innovation and optimise our capital allocation. Our focus is on creating a highly motivated and customer-centric organisation by delivering a strong employee-employer contract, quickly allocating capital to faster-growing opportunities and making innovation a core part of our DNA. We believe we are well-positioned to capture growth in the rapidly evolving learning market.

---

1. Why

The world's lifelong learning company

Helping people realise the life they imagine through learning

2. What



Driving performance in the core business

Excellence in business units



Execution synergies

Operational systems
Modern software & product development
Strategic partnerships



Medium–term growth vectors

Early Careers
Enterprise Skilling

3. How

Performance culture   **Innovation**   **Capital allocation**

Our business model and value drivers

 **1. Why**

Helping people realise the life they imagine through learning

Brand

Our brand stands as a symbol of trust, respect and excellence, embodying the quality that defines our company and strengthens our position in the marketplace. In 2025, we delivered a refreshed Pearson brand, modernising our visual identity, tone of voice and value proposition.

Thought leadership

Our industry expertise and unique position in the learning ecosystem allow us to be a global thought leader. We develop deep, rigorous and analytical perspectives, share domain insights and shape the conversation on key trends. We launched our 'Lost in Transition' and 'Mind the Learning Gap'[1] research reports, anchored in proprietary insights covering skills gaps, digital disruption, learner behaviour and the impact of AI on learning and the workforce.

For our stakeholders



Individuals

Institutions

Enterprises



AI is creating transformative opportunities across education and we have a responsibility to harness it for the benefit of those we serve. Through our strategy we are building a stronger business, unlocking new growth, driving better outcomes for our customers and delivering value for our stakeholders. "

Sue Kolloru
Chief Strategy Officer

Learning is a very human trait. Like sleep and nutrition, learning is vital in our lives, and we know that when we learn more we get happier, we get healthier, we live longer and we can earn more.



Economically

Socially

Purposefully

Emotionally

Physically

Cognitively

Learning

1. Published in Jan 2026

Our business model and value drivers *continued*

 **2. What** What we're doing to progress against our strategy

Growth drivers	Progress in FY25	Plans for FY26



Core performance

Excellence in business units

We continued to strengthen our core business through high contract renewal rates, the acquisition of new customers, increased share of wallet and disciplined improvements in execution across our business units. Further detail on strategic progress within our business units is set out on pages 4-5, with performance against our 'power metrics' reported on page 23.



We will focus on delivering strong contract renewals, generating incremental revenue across our established customer base and building a robust pipeline of 'Elite' and 'Advanced' customers as reported in our 'power metrics' on page 23. We will maintain this momentum through a continued emphasis on disciplined execution and ongoing innovation. Our 2026 priorities across the business units are outlined on pages 4-5.



Execution synergies

Operational systems

We merged several teams into a dedicated Revenue Operations unit to standardise sales processes, strengthen pipeline management and unify data sources – delivering clearer, more actionable insights – while launching the next phase of the Pearson Promise to reinforce our high-performance culture and streamline the organisation, bringing teams closer to customers and accelerating decision-making.

At the same time, we significantly expanded our AI capabilities, scaling our Content Generation Suite, leveraging AI code assist capabilities, expanding chatbot use, and embedding AI in customer services to boost efficiency and impact. For example, we are also deploying Claude and Claude Code across engineering and business functions to accelerate development and enhance productivity and quality.



We will accelerate our data-driven, customer-centric sales motion by refining incentives to reward growth and harnessing AI for deeper customer insights, while building on our 'One Marketing & Communications' foundation to elevate our global brand and embed AI-powered tools that amplify creativity and measurable performance.

In parallel, we will increase our use of agentic operations by deploying AI agents, including a transformative knowledge agent that redefines customer support, alongside specialised agents that verify customer identity during enrolment, review statements of work and conduct deep competitive and market analysis – increasing speed, accuracy and intelligence across every touchpoint. Underpinning these efforts is our continued commitment to developing future-ready talent, cultivating adaptive leadership and increasing organisational agility to ensure flawless execution and sustained, profitable growth.

Modern software & product development

We accelerated the shift to true customer-centricity and rolled out our product operating model organisation-wide, delivering significant improvements in product governance and aligning Pearson to a unified architecture. We launched targeted training pilots to deepen customer empathy and embed real-time feedback into every product cycle, while strengthening business reviews to drive disciplined capital allocation and strategic planning – establishing the foundation for consistent, measurable and market-leading product outcomes.



We will continue to roll out our Product Excellence programme to establish a unified product operating model. Key priorities include disciplined discovery, standardised artefacts, as well as tools and training, backed by rigorous governance through roadmap reviews and financial alignment. We will accelerate reusable services and empower cross-functional teams to deliver faster, higher-quality outcomes with greater accountability.

2. What

Growth drivers	Progress in FY25	Plans for FY26
Execution synergies	**Strategic partnerships** We have consolidated our suppliers and deepened our relationships with a smaller number of key partners to create customer impact, drive efficiencies and grow our businesses. We signed and established robust operational governance for 360° partnerships, encompassing balanced trade, joint go-to-market programmes and co-innovation with leading hyperscalers (AWS, Microsoft and Google Cloud) and professional services partners (including Deloitte, IBM, HCLTech and Cognizant). These strategic alliances are unlocking significant commercial opportunities, and enabling innovation and product advancements to deliver market-leading, customer-aligned solutions.	We will deepen and expand our strategic partnerships to drive product innovation, co-create solutions for new markets and tap the vast client ecosystems of our global partners. We will also continue to scale collaboration in high-impact domains – sales operations, marketing and software technology – with multiple transformative projects already underway.
Growth pillars	**Early Careers** We established a dedicated direct sales force to deepen and expand our relationships with US school administrators and completed the acquisition of eDynamic Learning, strengthening our leadership in digital Career and Technical Education (CTE) and career-pathway programmes while accelerating our vision of a seamless learner journey from exploration through certification. We deepened partnerships with industry associations tackling critical workforce shortages, including early collaboration with the Ohio Health Care Association. Through Certiport, we also forged meaningful enterprise partnerships, engaging students worldwide in Microsoft and Adobe certification competitions.	We will continue shaping a scalable Early Careers ecosystem: supporting learners from early exploration in middle school to industry-recognised certifications that open pathways to high-demand careers. We see significant potential to deepen partnerships with industry associations, workforce boards and employers in high-demand sectors – building a sustainable, skills-ready talent pipeline. Internationally, we will extend this proven model through localised programmes in technology, digital skills, data and AI. At the same time, we will also leverage existing assets — including our Career and College Readiness portfolio and Certiport assessment capabilities — to expand into adjacent markets such as workforce training within higher education.
	Enterprise Skilling We unified our sales, marketing, revenue operations, delivery, product and technology under one cohesive framework. Our newly established go-to-market approach led to nine important strategic enterprise partnerships, piloted high-impact bundles in priority segments and forged new go-to-market collaborations that significantly broaden our reach and accelerate growth in the corporate market. Our enterprise business will contribute meaningful shareholder value over the medium term and we are pleased by the progress so far.	We will scale comprehensive Enterprise Skilling solutions built on our DEEP framework: • Diagnose skill gaps and align talent to business strategy • Embed learning directly into workflows • Evaluate mastery with rigorous, data-backed assessment • Prioritise verified skills, fix signalling gaps, deliver AI-driven coaching and unlock workforce potential at scale – creating clear competitive advantage for our customers We will also scale bundling globally, embedding it deeply into pricing and incentive structures to accelerate adoption while expanding bundles to include emerging products and services.











Our business model and value drivers *continued*

 **3. How** How we create long-term stakeholder value

Growth drivers	Progress in FY25	Plans for FY26


Performance culture

People
Our people are the driving force behind our mission, passionately dedicated to empowering learners worldwide. Their commitment and expertise form the foundation of our success, shaping our identity and achievements as a company.

 We will remain committed to the needs, interests and development of our people by continuing to invest in their growth. We will provide greater clarity on what success looks like and what it takes to progress through the evolution of our Career Navigation System and Learning Hub, where we will also empower our people to explore new roles and possibilities.



Innovation

Data & insight
We established a dedicated data function to enable data as a strategic asset, standardise capabilities and ensure a governed, accessible foundation for better decisions and insights. We are building a scalable data ecosystem with event-driven architecture, positioning us to move from enablement to enterprise-wide execution and strategic impact.

 We will drive greater consistency and parity across business units and corporate functions, underpinned by a streamlined, well-governed and accessible data foundation. This foundation will enable better decision-making, deeper insights and measurable outcomes.

Ventures & labs
We unified our Ventures, Ecosystem Partnerships, Responsible AI and Labs into a powerful engine for applied research and emerging-technology acceleration. We officially launched our first Innovation Lab in London – designed for deep customer and stakeholder collaboration – and expanded innovation partnerships with Meta for Education, Google's Android XR, and Vū Technologies.

 We will scale our London Innovation Lab into a global hub for prototyping and customer co-creation, and plan to establish a second lab in North America. Across this expanded footprint, our work will remain grounded in learning science and focused on delivering meaningful outcomes for learners and educators.

Artificial Intelligence
We established our AI Centre for Enablement (C4E) to unify standards, tools and expertise, enabling the responsible and scalable deployment of AI solutions. This operating model has accelerated our shift from experimentation to operational scale, highlighted by launches such as Communication Coach in Microsoft Teams and the Exam Prep feature in Study Prep, both based on rigorous learning science principles.

 We will further embed AI across our product ecosystem, guided by learning science and enabled by the C4E. We will focus on scaling proven solutions, advancing responsible practices, investing in targeted ventures and leveraging strategic partnerships to deliver innovative, research-driven learning experiences to more learners, educators and enterprise customers worldwide.


Capital allocation

Capital allocation
We aligned our investment priorities with clear opportunities for growth, returns and value creation. We established a Capital Committee that allocates investment towards faster growth segments across time horizons to optimise capital deployment and drive shareholder returns.

 We will continue to apply our disciplined capital allocation policy to drive long-term stakeholder value, including continuing to invest both organically and inorganically in high-growth segments to contribute to a higher, sustained growth rate over time. We demonstrated proactive capital management through the launch of our £350m share buyback programme in January 2026.

Engaging with our stakeholders

Engaging with those who have a direct interest in Pearson's long-term success is an important part of how the Board oversees strategy, performance and governance. The Board considers the perspectives of shareholders, customers, employees, partners and suppliers, and the wider community when making decisions, with a clear focus on sustainable value creation over time.

Investors/shareholders

Why and how we engage

Our shareholders are central to the long-term success of Pearson. They provide the capital that enables investment in the business and play a critical role in holding the Board and management to account for strategy, performance, governance and capital allocation.

We place a high priority on maintaining open, regular and constructive dialogue with shareholders throughout the year. Engagement is led by the executive team, with active involvement from the Chair, Senior Independent Director and Committee Chairs where appropriate, ensuring that investor views are understood at Board level.

In 2025, we held 218 meetings with 198 institutions, across both virtual and in-person formats, through results roadshows, investor conferences, focused teach-ins and our Annual General Meeting. Discussions covered financial performance, strategy execution, portfolio positioning, capital allocation, remuneration and governance, reflecting the breadth of topics of interest to shareholders.

Outcome of engagement

Shareholders consistently emphasised the importance of clear strategic priorities, disciplined execution and capital allocation, and transparency around performance and value creation. Feedback also highlighted the need for a strong and consistent equity story, particularly in the context of market volatility and recent valuation performance. In response, we have:

- Sharpened our external communication on strategy and financial delivery
- Increased the depth of engagement on capital allocation and returns
- Ensured clearer linkage between performance, incentives and shareholder outcomes
- Strengthened Board-level oversight of investor feedback and sentiment

The Board receives regular updates on shareholder views and engagement themes, which inform decision-making on strategy, remuneration, succession planning and governance. Further detail on how investor feedback influenced decisions during the year can be found in the Directors' Remuneration Report (pages 117-152) and the Governance section of this Annual Report.



As AI reshapes learning and work, Pearson sits at the nexus of learners, educators and employers – helping people prepare for what's next and converting ambition into meaningful impact. "

Naseem Tuffaha
Chief Business Officer

Educational institutions and educators

Why and how we engage

Our engagement with educators is a key part of our ability to understand and cater to the needs of the teaching profession, as well as providing us with insights into the attitudes of learners. We also draw from the experience of educators to shape our approach, inform the development of our AI tools and training, and anticipate trends shaping the world of learning today and in the future.

In our Virtual Learning business unit, our annual teacher and school leader conferences bring together teachers, school staff and Pearson teams to attend sessions facilitated by experts across the learning and education industry.

In US Student Assessment, we held over 400 meetings with school specialists, administrators and educators, and more than 300 professional development sessions, in 2025 to ensure our assessments continue to deliver meaningful insights, support instructional goals, meet compliance requirements and inform decision-making.

We also hold our Annual GED Conference in the US, a gathering of hundreds of educators, leaders and changemakers. The GED exam provides a recognised pathway for those seeking their high school equivalency diploma.

Engaging with our stakeholders *continued*

In our Higher Education business unit, our team of active faculty advisers supports instructors in setting up and using our products. This business unit delivered over 100 in-person and virtual events in 2025 to engage more educators on topics including AI and skill development, which were attended by thousands of college and university instructors from over 120 countries.

The English Language Learning business unit collaborated with teachers globally to refine the Smart Lesson Generator, an AI-powered tool that creates high-quality lessons in minutes. Developed in partnership with AWS, it reduces planning time by up to 45 minutes per lesson plan for educators.



Leading the way in research

In the UK, we released our 2025 Pearson School Report, which brings together more than 14,000 voices from across the education landscape in the UK. This report builds a snapshot of life in schools, including how educators are navigating the application of innovative technologies such as AI. We also once again brought together members of the UK education community as part of The Pearson National Teaching Awards, which champion the impact of teachers and the difference they can make on people's lives.

Outcome of engagement

We have a strong network of relationships with educators, who view us as a trusted partner. Through our educators, we gather valuable insights on attitudes, trends and feedback on our learning tools and content.

Many Pearson authors are educators, as well as experts in their fields. They provide us with deeper insights into how students engage with our tools, and we collaborate with them to develop new features to use in conjunction with the courseware they have written.

In our Virtual Learning business unit, we hold conferences to ensure that educators learn from one another in peer-to-peer engagement, tailoring solutions and exploring learnings that support the needs of students.

In our Higher Education business unit, our faculty engagement provides ongoing feedback on new AI product features and helps us understand how to best tailor those features for the faculty and students, helping to enhance the teaching and learning experience.

The Pearson School Report is another example of how listening to and engaging with educators builds trust in Pearson and provides visibility over student and teacher attitudes towards learning.



Pearson National Teaching Awards

Sally Johnson, Pearson's Chief Financial Officer, and Sherry Coutu CBE, a Non-Executive Director on Pearson's Board, representing the company at the Pearson National Teaching Awards – celebrating the outstanding achievements of educators across the UK.

Employers

Why and how we engage

As technological innovations such as AI accelerate change in the workforce, employers increasingly recognise the need to reskill their people so they are future-ready. Enterprise Skilling is a medium-term growth vector for the business.

We work closely with employers to build a more skilled, certified and adaptable workforce. Through our Enterprise Learning & Skills, English Language Learning and Assessment & Qualifications business units, we deliver career-focused training, professional certifications and talent solutions that support evolving business needs and long-term workforce development.

We also provide employers with data, thought leadership and unique insights on the evolving labour market and skills demands – cementing trust in Pearson as a leader in workforce upskilling and career learning. For example, the Pearson Skills Outlook Report provides employers and HR managers with a deeper understanding of in-demand skills and how they may change in the future.



We partner with global enterprises to accelerate talent development, support seamless career transitions and equip workforces to thrive in the era of AI."

Vishaal Gupta
President – Enterprise Learning & Skills

Participation in industry events and executive forums provides the opportunity for us to share insights and reinforce our reputation as a leader in workforce learning. In 2025, we connected with enterprise leaders at events including the Walmart Opportunity Summit, the AWS re:Invent Summit and Microsoft Ignite.

We are also working directly with industry-leading enterprises through our strategic partnership agreements, including with Microsoft, Google Cloud and AWS.

In 2025, we launched our exclusive multi-year collaboration to be the sole provider of Salesforce certifications worldwide, equipping employees and employers with Salesforce skills to drive greater value for their businesses and customers.

Outcome of engagement

Engagement with our enterprise customers is helping us refine our offering and evolve our go-to-market approach. For example, our partnership with Microsoft combines our expertise in learning with Microsoft's cloud and AI technologies to co-create products such as Communication Coach to help workers succeed and employers upskill their workforces, leading to enhanced productivity and performance.

By better understanding the needs of customers and employees, we gain deeper insight into the evolving mindsets of millions of workers. With shared expertise, data and insights, we are able to collaborate on joint go-to-market offerings that deliver learning and skilling solutions to employers while supporting our own long-term growth.

Business partners

Why and how we engage

We work with a range of business partners including strategic partners, innovation partners, vendors and suppliers.

We have made substantial progress over the year in establishing new global strategic partnerships with industry leaders to bring transformative benefits to the business and to our customer offering.

We have also consolidated some of our vendor relationships to select service partners, ensuring better outcomes through deeper 360° partner relationships and opening opportunities for joint go-to-market activities.

As part of our aim to remain at the forefront of technological change, we have forged innovation partnerships with Meta for Education, Android XR and Vū Technologies. Together, we are exploring the potential to incorporate immersive technologies such as XR and VR into our learning products.

We regularly engage with a targeted pool of suppliers to ensure we work efficiently in a mutually beneficial way.

Outcome of engagement

By building out strategic partnerships and continuing to engage with suppliers, we will help to grow Pearson's reputation as a responsible, collaborative and forward-looking business. Over time, we believe that this approach will bring efficiencies and transformative technologies, and more possibilities to collaborate and develop innovative products for our customers.

Learners

Why and how we engage

Our interaction with learners is key to better understanding how they perceive our products and the company, and also in helping us bring to life our ambition to create vibrant and enriching learning experiences designed for real-life impact.

We gain understanding of learners' needs in a number of ways, including studying trends in usage and behaviour, analysing sentiment and the competitive landscape, and conducting focus groups and in-depth surveys.



AI in education isn't a trend – it's a transformation that unlocks opportunities, sparking deeper curiosity and critical thinking."

Tom Ap Simon
President – Higher Education and Virtual Learning

Our Connections Academy Virtual Schools conducted two major research initiatives in 2025. One surveyed 1,200 US parents of high school students (grades 9-12) and 12,000 Connections Academy Virtual Schools students to explore college and career preparation needs. The other engaged 1,000 hiring managers to identify industry partnerships and workforce readiness programming.

Our English Language Learning business unit collaborates with learners to inform product research and development. In 2025, this input played a key role in the go-to-market plans for the PTE Express Test.

In 2025, Pearson Professional Assessments launched its Value of IT Certification Candidate Report, the ninth in an ongoing series, analysing the experiences of nearly 24,000 professionals worldwide who have earned IT certifications with Pearson Professional Assessments. This global study offers insights into why individuals pursue certifications, how they benefit personally and professionally, and the effect on their organisation's performance.

Clinical Assessment held its 2025 Virtual ADHD Summit and Virtual Autism Summit, bringing together clinicians, educators and allied professionals to advance care and understanding of neurodiversity in learning. Consumer and educator engagement in the clinical space has been key to the development of Revibe, our AI-powered and research-backed wearable powered by Samsung Electronics, designed to build focus and boost learning.

We also aim to cultivate an 'outside-in' approach, making use of employee learning sessions and newsletters, to better understand learners and the trends shaping how they learn.

Engaging with our stakeholders *continued*



Our reinvented brand brings our purpose to life and reflects our belief in learning's power to strengthen health, happiness and connection. We have a clearer, more focused identity, which elevates what sets us apart and helps us to build stakeholder trust."

Ginny Cartwright Ziegler
Chief Marketing Officer

Outcome of engagement

Learner feedback is critical in the development and extension of our generative AI tools. Its role is not only an important consideration throughout all stages of product development, but also in how we measure, evaluate and gain insights into the usage of our products.

For example, we have found that students using the AI tools in our Higher Education courseware were four times as likely to remain or become more active, efficient studiers compared to those who did not use the AI study tools. We have also seen evidence of positive student outcomes through the Pearson AI study tool embedded in Biology and World History learning materials for our Connections Academy Virtual Schools. Biology students using the tools saw an 11% increase in end-of-semester pass rates and a 5% boost in final course scores, while World History students saw a 7% rise in pass rates and a 5% increase in final scores.

Our unique insights into the needs of learners allow us to be thoughtful and effective in ensuring we create our products with them in mind.

Governments and regulators

Why and how we engage

Government policymakers globally want to ensure that children and adults have the right opportunities in their education and work life to achieve their life goals, as well as contributing to economic productivity.

Economies face labour shortages in crucial sectors, while students and workers are seeking to reskill or upskill. Across the globe, countries are exploring how to best facilitate businesses, private citizens and public services to thrive in a changing world, and how to leverage innovation to give people high-quality education and training that meets the needs of rapidly evolving workplaces.

Furthermore, the rise of AI use – particularly in the labour market – is challenging governments to devise policies that take advantage of the opportunities this technology brings while mitigating risks to the labour force, innovation and social equity.

We are an important partner to governments, schools, colleges, universities and the business sector, helping people and organisations to achieve economic and educational goals. Our assessments are a reliable currency of competence and achievement, and we often operate in highly regulated environments.

We support governments on topics such as the impact of technological innovation on the workforce, skills-based hiring, certifications, and training and apprenticeships through meetings, symposia and presentations with elected and appointed government officials.

We are engaging on issues around AI in education and the workforce. For example, we have participated in consultations launched by the UK Government on: narrowing the digital divide in UK schools and colleges and its digital inclusion action plan; developing frameworks and tools to support responsible data and AI use across the public sector; and strengthening AI copyright legislation to protect creative industries while boosting the potential of AI. Additionally, in the United States, Pearson is partnering with schools and universities to deliver AI-powered study tools and personalised learning for students.

We have also joined forces with the federal government through the Pledge To America's Youth: Investing in AI Education, working to upskill high school teachers nationwide by providing AI training and certification, all with the aim of better equipping educators to improve student outcomes.

Outcome of engagement

We work with governments in key markets as they develop policies and programmes to meet their economic needs related to skills, training, education and assessment, and our engagement helps inform policy decisions and share best practice and innovative approaches.

The launch of our Country Ambassador programme in 2025, with dedicated CEOs for our core markets, has enabled us to elevate engagement globally, with our senior executives collaborating with senior politicians and policymakers. For example, our US CEO Art Valentine represented Pearson at the White House Task Force on Artificial Intelligence event, sharing our pledge to provide 250,000 teachers across the US with training on AI. Our UK CEO Sharon Hague joined the UK-China Joint Economic and Trade Commission as part of a UK trade mission led by Peter Kyle, the UK Secretary of State for Business and Trade.

Communities and civil society

Why and how we engage

We play a key role in increasing access to education around the world through high-quality products and services tailored to the needs of learners. Our partnerships and collaborations advance research on key issues and deliver positive social and environmental impact through joint initiatives.

We are supporting more learners through accessible, technology-enabled solutions. In 2025, we continued developing and delivering our suite of AI-driven products, supported by AI Literacy Modules designed to help educators and learners understand how to use AI effectively, building valuable skills for the workforce. We are working with partners such as Code.org to support AI literacy and have launched a strategic partnership with the Digital Education Council to support digital transformation in higher education across global markets.

To address the impacts of our products and our broader digital transformation, we have joined DIMPACT, a coalition that brings together companies through topic-specific working groups to understand the environmental impact of digital products and develop science-based solutions. We are also a member of the Coalition for Sustainable AI, which aims to develop standardised metrics for AI impact reporting.

We have been a member of the B Team (an organisation that works with multinational companies committed to good tax practices) since 2018, and are part of their Responsible Tax Working Group, which includes engagement with civil society organisations.

To support our objective of targeting hard-to-reach learners and communities, we issued a 10-year Social (Education) Bond in 2024 to support eligible projects. The full £350m of proceeds have now been fully allocated to eligible projects in Connections Academy, Clinical Assessments and the GED programme.

We participate in multi-stakeholder initiatives such as: the UN Global Compact to ensure we maintain best practice in the stewardship of our sustainability focus areas; the Responsible Media Forum to identify industry-specific issues and share best practice; and WorldSkills UK, which sets global benchmarks, raises industry standards and empowers young people to build world-class careers.

Outcome of engagement

Governments from all regions are prioritising AI, digital transformation and energy transition when developing policies and allocating investment to education and skills. Our partnerships and collaborations help to inform policy and strategic decision-making, and our engagement means we can share best practice in focus areas related to education, training and recruitment.



Employees

Why and how we engage

In 2025, we advanced the next chapter of our Pearson Promise: to create exceptional employee experiences, meaningful career opportunities and a high-performing culture that empowers our people to deliver for our customers.

As part of our efforts to fully engage employees in Pearson's mission, we delivered more content and higher engagement with our global internal platform for employees ('The Hub'). This platform ensures we're sharing information and support in a timely way across our global workforce. In total, page views rose by 7% year over year, while views per employee increased by 35%.

In 2025, we fully implemented our new Career Architecture to provide clarity of career and growth pathways for our people. We simplified our structure from 1,600 to 140 roles, introduced two career tracks ('Management' and 'Expert'), and standardised our approach to role scope and seniority through a new tier structure.

Building on the simplification of our career architecture, we launched our Career Navigation System (CNS) – a digital-first, personalised system designed to build skills and empower career ownership. So far, we've delivered new CNS capabilities across three releases, with key features including: an interactive 'Role Library' enabling individual interaction with our Career Architecture and clarity of role scope, skills and KPIs; launch of CARA, our interactive career architecture and navigation agent; a career inspiration library; and the 'Learning Hub', our new learning experience platform powered by Degreed, providing personalised learning content and pathways.

We continue to focus on AI as a critical skill for our people to power Pearson's strategy and to help their personal and professional development. In addition to a wealth of learning materials on AI-related topics in the Learning Hub, we delivered 140 live training sessions on Microsoft Copilot in 2025, with 4,722 employees attending a session live. These efforts resulted in a 25% increase in Copilot interactions compared to the number of interactions prior to the training.

Our AI Ambassador Community continues to grow and now has over 1,000 members, an NPS of 69 and a regular programme of learning events. It is one of several professional communities at Pearson, which also includes our AI Developer Community for those who are building AI products and services.

In addition to helping our employees build their skills, we have also established clarity on expectations and how to be successful in role. Our approach to setting performance objectives and key results (OKRs) is informed by our strategic priorities and leadership objectives. To strengthen our performance management approach this year we introduced 'BarUp', a new AI companion that supports individuals in setting their OKRs and assessing their performance.

To encourage the continued development of our leaders, this year we embedded our Leadership Model and activated tools and insights to provide clarity on leadership talents. We've scaled our leadership talent assessments, CliftonStrengths evaluation, and introduced 360° feedback to inform development priorities and strengthen impact.

Outcome of engagement

87% of employees shared their feedback in our 2025 global engagement survey, with our overall Grand Mean score improving by +0.07 to 4.23 out of 5. Across the survey, we saw meaningful progress in areas that reflect how we deliver on our Pearson Promise to our people. This included more support for development and growth, encouraging more frequent conversations about progress and goals, stronger collaboration across teams, and greater adoption of technology to help people work productively.



We're transforming talent and careers at Pearson, focusing on the skills and learning our people need in an era of AI."

Ali Bebo
Chief Human Resources Officer

Engaging with our stakeholders *continued*

Directors' duties statement

In accordance with Section 172 of the Companies Act 2006 (see box to the right), the Directors fulfil their duties to promote the success of the company through a well-established governance framework. Typically, in large and complex businesses such as Pearson, this framework includes delegation of day-to-day decision-making to employees of the Group.

This governance framework, summarised throughout this document, is far more than a simple delegation of financial authority, and includes the values and behaviours expected of our employees and business partners, including: the standards to which they must adhere; how we engage with stakeholders, including understanding and taking into account their views and concerns; and how the Board ensures that we have a robust system of control and assurance processes in place.

In this annual report, we provide examples of how the Directors promote the success of Pearson while taking into account the consequences of decisions in the long term, building relationships with stakeholders (including our eight key stakeholder groups, as mentioned previously), and ensuring that business is conducted ethically and responsibly.

While there are many parts of this annual report that illustrate how the Directors do this, with the support of the wider business, the following sections in particular are relevant:

- Engaging with our stakeholders (pages 17-22), which outlines:

  - How we serve and engage with each of our eight key stakeholder groups, listen to their key concerns and provide our responses

  - How we have adapted our business to meet their needs

  - How we have had regard to the need to foster the company's business relationships with each of the stakeholder groups

- Understanding our stakeholders (pages 86-88), which summarises:

  - How Directors have engaged with employees and shareholders, and had regard to their interests

- Sustainability (pages 32-54), which describes:

  - Initiatives through which we strive to enable more engaging learning experiences, that are accessible to more people, and with a smaller carbon footprint

  - Our commitment to creating a culture that prioritises our customers, employees and sustainable procurement practices

  - How we align with widely accepted sustainability reporting frameworks including GRI, SASB and TCFD

For further details on TCFD reporting, please see pages 45-49.

A continued understanding of the key issues affecting stakeholders is an integral part of the Board's decision-making process. The insights that the Board gains through its engagement mechanisms form an important part of the context for all the Board's discussions and decision-making processes. For an insight into how the Board has considered the interests of various stakeholders in its decision-making, and the matters the Directors considered when balancing various stakeholder perspectives, please see our case study on page 89.

Section 172 of the Companies Act

In summary, as required by Section 172 of the Companies Act 2006, a director of a company must act in the way they consider, in good faith, would most likely promote the success of the company for the benefit of its shareholders as a whole. In doing this, the director must have regard, among other matters, to:

a. The likely consequences of any decisions in the long term

b. The interests of the company's employees

c. The need to foster the company's business relationships with suppliers, customers and others

d. The impact of the company's operations on the community and environment

e. The company's reputation for high standards of business conduct

f. The need to act fairly as between members of the company

Key performance indicators for 2025

Monitoring our progress

We have replaced our previous set of strategic KPIs with power metrics to make it easier to track progress against our strategic priorities.

Under Assessment & Verification, we track metrics on renewal and the level of new business growth. For Enterprise, we track the number of enterprise customers in our most commercially and strategically material tiers.



Assessment & Verification

Objective: To track the stability and growth of our core assessments & verification business

Scope: Pearson Professional Assessments and US Student Assessment

Enterprise Skilling

Objective: To monitor how we are tracking against our enterprise growth ambition

Scope: Enterprise customers include all enterprises and non-education government bodies within Assessment & Qualifications, English Language Learning and Enterprise Learning & Skills

Renewals

96%

(2024: 99%)

(2023: 87%)

Definition: Total value of contracts renewed / (total value of contracts renewed + lost). Contracts renewed include wins and scope increases from existing customers.

Growth

£33m

(2024: £36m)

(2023: £7m)

Definition: Average annual bookings for contracts with new customers.

Total 'Advanced' and 'Elite' tier customers

49

(2024: 45 Enterprises)

(2023: 47 Enterprises)

Definition of 'Advanced' and 'Elite' tier customers: Enterprise customers with total recognised sales across Pearson enterprise products in the reported year of £2.5m–£10m (Advanced) or above £10m (Elite).



Key performance indicators for 2025 *continued*

A strong financial position

Sales[b]

This is our sales as reported in our income statement.

£3,577m

25	£3,577m
24	£3,552m
23	£3,674m
22	£3,841m
21	£3,428m

Adjusted operating profit[a]

A non-GAAP financial measure that enables management to consistently track the underlying operational performance of the Group.

£614m

25	£614m
24	£600m
23	£573m
22	£456m
21	£385m

Operating profit[b]

This is our operating profit as reported in our income statement.

£507m

25	£507m
24	£541m
23	£498m
22	£271m
21	£183m

Net debt

This is a non-GAAP financial measure and is used by management to assess the Group's debt position.

£1,069m

25	£1,069m
24	£853m
23	£744m
22	£557m
21	£350m

Adjusted earnings per share[a]

A non-GAAP financial measure used to evaluate performance.

64.5p

25	64.5p
24	62.1p
23	58.2p
22	51.8p
21	34.9p

Basic earnings per share[b]

A measure of the amount of profit that can be allocated to one share of our common stock.

51.4p

25	51.4p
24	64.5p
23	53.1p
22	32.8p
21	23.5p[d]

Free cash flow and conversion[a]

Free cash flow is an adjusted measure and is presented in order to align the cash flows with corresponding adjusted earnings measures.

£527m

25	527m (125%)
24	£490m (117%)
23	£387m (93%)
22	£222m (58%)
21	£133m (51%)

Net cash generated from operations[b]

This is our net cash generated from operations as reported in our cash flow statement.

£731m

25	£731m
24	£811m
23	£682m
22	£527m
21	£570m

Dividend per share

This is the proposed full-year dividend. Our dividend policy is to be progressive and sustainable.

25.2p

25	25.2p
24	24.0p
23	22.7p
22	21.5p
21	20.5p

Total shareholder returns[c]

This is a measure of financial performance of shares over time.

(16)%

1 year	(16)%
3 year	+20%
5 year	+74%

Return on capital[a]

A non-GAAP measure of how efficiently we are generating returns from our asset base.

11.3%

25	11.3%
24	10.5%
23	10.3%
22	8.7%
21	7.9%

a. See pages 235-240 for an explanation and reconciliation of these alternative performance measures and non-GAAP measures

b. Statutory measure

c. Source: Eikon from Refinitiv

d. Comparatives were restated in 2022

Financial review



Financial Summary

£m	2025	2024
Business performance		
Sales	**3,577**	3,552
Adjusted operating profit	**614**	600
Operating cash flow	**571**	662
Free cash flow	**527**	490
Adjusted earnings per share	**64.5p**	62.1p

£m	2025	2024
Statutory results		
Sales	**3,577**	3,552
Operating profit	**507**	541
Profit for the year	**336**	435
Net cash generated from operations	**731**	811
Basic earnings per share	**51.4p**	64.5p

Throughout this section: a) Growth rates are on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements and portfolio changes; b) The 'business performance' measures are non-GAAP measures, and reconciliations to the equivalent statutory heading under IFRS are included in the financial key performance indicators section on pages 235–240; c) Constant exchange rates are calculated by assuming the average FX in the prior year prevailed through the current year.

> "
> **2025 was another year of good financial performance, with 4% underlying sales growth, margin expansion and excellent cash generation. Our consistent financial progress over recent years reinforces our confidence in the Group's strategy, the resilience of our portfolio and our ability to deliver sustainable growth and attractive returns in 2026 and over the medium term.**
>
> **Sally Johnson**
> Chief Financial Officer

Financial review *continued*

Group Financial Expectations

2026 expectations					Medium term guidance reconfirmed
Underlying sales growth	Adjusted operating profit	Free cash flow conversion	Interest**	Tax**	
Mid-single digit	£640m-£685m at FX rates as at the end of 2025 (£:$ 1.35)	90-100%	c.£80m	c.25%	Mid-single digit underlying sales Compound Annual Growth Rate (CAGR) Average margin growth of 40 basis points (bps) per annum* 90-100% free cash flow conversion, on average, across the period

* Adjusted operating profit margins.
** As reflected in adjusted earnings.

Operating results

On a headline basis, sales increased by £25m or 1% from £3,552m in 2024 to £3,577m in 2025 and reported operating profit decreased by £34m from £541m in 2024 to £507m in 2025. In addition, adjusted operating profit increased by £14m or 2% from £600m in 2024 to £614m in 2025 (for a reconciliation of this measure see page 27 and note 2 to the consolidated financial statements).

The reported operating profit of £507m in 2025 compares to an operating profit of £541m in 2024 due primarily to unfavourable FX movements, inflation and an £87m non-cash, one-off impairment of legacy product development assets arising from strategic platform convergence, partially offset by operating leverage on sales growth, continued cost savings and the reversal of prior property provisions.

The headline basis simply compares the reported results for 2025 with those for 2024. We also present sales and profits on an underlying basis which excludes the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied when relevant. Our portfolio change is calculated by excluding sales and profits made by businesses disposed in either 2025 or 2024 and by ensuring the contribution from acquisitions is comparable year on year. For prior year acquisitions, the corresponding pre-acquisition period is excluded from the current year, and for current year acquisitions, the results for the current year are excluded. Portfolio changes mainly relate to the acquisition of eDynamic Learning and disposal of Copp Clark in 2025.

On an underlying basis, sales increased by 4% in 2025 compared to 2024 and adjusted operating profit increased by 6%. Currency movements decreased sales by £112m and adjusted operating profit by £26m. Portfolio changes increased sales by £7m and adjusted operating profit by £2m. There were no new accounting standards adopted in 2025 that impacted sales or statutory or adjusted operating profits.

2026 outlook

We expect Group underlying sales growth of mid-single digit and adjusted operating profit will be £640m-£685m at FX rates as at the end of 2025 (£:$ 1.35), which includes lower amortisation in 2026 following the 2025 product development impairment. We expect a free cash flow conversion of 90-100%.

By business unit:

- In Assessment & Qualifications we expect sales growth of low to mid-single digit, driven by new contracts, products and pricing.
- In Virtual Learning we expect stronger growth than 2025, particularly in H1, driven by a full year of enrolment growth.
- In Higher Education we expect to grow more than 2025, supported by continued product and platform innovation, pricing and Inclusive Access in our core US courseware business, with improvement in the K12 channel.
- In English Language Learning we expect higher growth than 2025 driven by market share gains and pricing, with PTE returning to growth.
- In Enterprise Learning & Skills we expect growth to be driven by a solid performance in Vocational Qualifications and strategic account growth in Enterprise Solutions.

Our adjusted net finance costs will be c.£80m reflecting the associated costs of funding the recently announced £350m share buyback. We expect the effective tax rate on adjusted profit before tax to be c.25%.

All figures in £ millions	2025	2024
Operating profit	**507**	541
Add back: Cost of major reorganisation	**–**	(2)
Add back: Product development impairment	**87**	–
Add back: Property charges	**(25)**	–
Add back: Intangible charges	**42**	41
Add back: UK pension discretionary increases	**–**	13
Add back: Other net gains and losses	**3**	7
Adjusted operating profit	**614**	600

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for acquired intangible amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major reorganisation and associated property charges, one-off costs related to the UK pension scheme and certain other one-off material items. A summary of these adjustments is included below and in more detail in note 2 to the consolidated financial statements.

In 2025, there are no costs of major reorganisation. In 2024, there was a release of £2m relating to amounts previously accrued.

Product development impairment charges in 2025 relate to the impairment of product development assets as a result of courseware platform convergence. There are no such amounts in 2024.

Property charges in 2025 are a gain of £25m, relating to reversals of impairments of property assets that were previously impaired through property charges. Impairment reversals have arisen from new sublets on previously vacant space in corporate properties. There were no such amounts in 2024.

Intangible amortisation charges in 2025 were £42m compared to a charge of £41m in 2024. This is due to increased amortisation from recent acquisitions partially offset by decreased amortisation from assets reaching the end of their useful economic lives.

UK pension discretionary increases in 2024 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis. There were no such amounts in 2025.

Other net gains and losses in 2025 relate to the gain on disposal of Copp Clark, a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to current and prior year acquisitions and disposals. Other net gains and losses in 2024 related to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate.

Business Unit Results

£m	2025	2024[1]	Headline growth	Underlying growth
Sales				
Assessment & Qualifications	**1,604**	1,591	1%	4%
Virtual Learning	**511**	489	4%	8%
Higher Education	**775**	781	(1)%	2%
English Language Learning	**405**	420	(4)%	1%
Enterprise Learning & Skills	**282**	271	4%	6%
Total	**3,577**	3,552	1%	4%
Adjusted operating profit/loss				
Assessment & Qualifications	**361**	368	(2)%	1%
Virtual Learning	**81**	66	23%	29%
Higher Education	**93**	96	(3)%	0%
English Language Learning	**50**	50	0%	16%
Enterprise Learning & Skills	**29**	20	45%	40%
Total	**614**	600	2%	6%

1. Comparative amounts have been restated to reflect the move between segments of IT Pro from Higher Education to Enterprise Learning & Skills.

Assessment & Qualifications

In Assessment & Qualifications, sales increased 1% on a headline basis and 4% on an underlying basis. Adjusted operating profit increased 1% in underlying terms due to operating leverage on sales growth partially offset by investment and inflation, and decreased 2% in headline terms due to currency movements offsetting trading.

Pearson Professional Assessments sales increased 1% on an underlying basis driven by new contract launches partially offset by the pause in a contract delivered in 2024, which resumed in Q3, and headwinds in PDRI, which has been impacted by US federal government hiring and spend reductions.

In US Student Assessment, sales increased 2% on an underlying basis supported by scope increases with existing customers.

In Clinical Assessment, sales increased 8% on an underlying basis due to the continued traction of our products in the market, pricing and digital product growth.

In UK & International Qualifications, sales increased 9% on an underlying basis driven by volume, pricing and strong International growth.

Financial review *continued*

Virtual Learning

Virtual Learning, sales grew 4% on a headline basis, with a strong performance in the second half of the year driven by enrolment performance, favourable mix and funding, partially offset by currency movements, and 8% on an underlying basis. Adjusted operating profit increased 29% in underlying terms, due to operating leverage on sales growth, and 23% in headline terms due to this partially offset by currency movements.

Enrolments for the 2025/26 academic year increased by 13% in the Fall semester, benefiting from targeted marketing investments to capture demand. We also successfully opened two new schools for the 2025/26 academic year bringing our total number of schools to 41 across 31 states and renewed all six of our long term school contracts.

Higher Education

In Higher Education, sales decreased 1% on a headline basis due to currency movements more than offsetting trading and portfolio changes, and increased 2% on an underlying basis. Adjusted operating profit was flat in underlying terms driven by operating leverage on sales growth offset by investment in the business and inflation, and decreased 3% in headline terms due to currency movements more than offsetting trading and portfolio changes.

In US Higher Education, underlying sales grew 3%, driven by enrolment growth and pricing in our core Courseware business, partly offset by expected declines in the K12 channel due to the transitionary period, with adoption share maintained. We delivered strong growth in Inclusive Access, up 19%, and achieved 2% growth in US digital subscriptions. In addition, we continued to see strong monetisation of our Study Prep tool and sustained engagement with our AI-powered study tools. International Higher Education faced ongoing challenging trading conditions in mature markets, declining 7% for the full year.

English Language Learning

In English Language Learning, sales decreased 4% on a headline basis due to currency movements more than offsetting trading, and grew 1% on an underlying basis driven by Institutional. Adjusted operating profit increased by 16% in underlying terms due to cost savings partially offset by inflation and was flat in headline terms due to currency movements offsetting trading.

PTE continued to perform well against a challenging market backdrop of tightening migration policies. While volumes declined 5%, sales remained flat and we continued to gain market share. Our Institutional business delivered a solid performance, with strength in key Latin American markets and Asia.

Enterprise Learning & Skills

In Enterprise Learning & Skills, sales were up 4% on a headline basis due to currency movements more than offsetting trading, and 6% on an underlying basis. Adjusted operating profit increased by 40% in underlying terms due to operating leverage on sales and increased 45% in headline terms due to trading performance and favourable currency movements.

Vocational Qualifications delivered a solid performance while Enterprise Solutions growth improved quarter on quarter as we build momentum in our enterprise approach and related sales capability, driven by the recently announced partnerships.

Net Finance Costs

Net finance costs increased on a headline basis from a net cost of £31m in 2024 to a net cost of £50m in 2025. The increase is primarily due to increased net borrowing costs given increased average net debt following last year's share buy back and movements on derivatives.

Adjusted net finance costs reflected in adjusted earnings in 2025 was £57m, compared to a net cost of £45m in 2024. The difference is primarily due to increased net borrowing costs given increased average net debt following last year's share buy back and movements on derivatives.

Net finance income in respect of retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal transactions as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements on investments classified as fair value through profit and loss (FVTPL), and other gains and losses on derivatives are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

In 2025, the total of these items excluded from adjusted earnings was income of £7m compared to income of £14m in 2024.

All figures in £ millions	2025	2024
Adjusted net finance costs	**(57)**	(45)
Finance income in respect of retirement benefits	**25**	21
Fair value movements on investments held at FVTPL	**(7)**	(11)
Other net finance costs	**(11)**	4
Net finance costs	**(50)**	(31)

Taxation

The reported tax on statutory earnings in 2025 was a charge of £121m compared to a charge of £75m in 2024. This equates to an effective tax rate of 26.5% (2024: 14.7%), with the increase from prior year principally due to the release of the State Aid uncertain tax provision in the prior year.

The total adjusted tax charge in 2025 was £136m (2024: £136m), corresponding to an effective tax rate on adjusted profit before tax of 24.5% (2024: 24.4%).

In 2025, there was a net tax payment of £2m (2024: £119m net tax payment). This includes a £97m receipt from HMRC in respect of the State Aid matter, with an additional £17m of associated interest also received in the period. The interest element is classified within interest received in the cash flow statement. This repayment is a result of the Court of Justice of the European Union handing down its decision on 19 September 2024 determining that the United Kingdom controlled foreign company group financing partial exemption did not constitute State Aid, thereby resulting in a refund of the £97m of tax paid (plus £17m of interest) under the Charging Notices issued by HMRC in 2021. The balance excluding the State Aid repayment, principally relates to tax payments in the US and the UK, and decreased due to lower tax liabilities and instalment payments for 2025.

A net deferred tax liability of £31m is recognised in 2025 compared to a net deferred tax liability of £11m in 2024. The overall amount increased mainly due to the ongoing utilisation of tax losses and other tax attributes. The current tax creditor principally consists of provisions for tax uncertainties.

Earnings per share

Basic earnings per share is 51.4p in 2025 compared to 64.5p in 2024. The decrease in 2025 is mainly due to decreased operating profits, increased tax charges and increased interest charges, partially offset by a decrease in the number of shares following the share buy back.

Adjusted earnings includes adjusted operating profit and adjusted finance and tax charges. The reconciling items between the statutory inputs to earnings per share and the adjusted inputs are discussed in the previous sections.

Adjusted earnings per share increased 4% to 64.5p (2024: 62.1p) reflecting adjusted operating profit growth and the reduction in issued shares due to the 2025 share buyback, partially offset by increased interest costs. Adjusted earnings per share increased 9% at constant exchange rates.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £193m in 2025 compares to a loss in 2024 of £35m. The loss in 2025 arises from an overall weakening of the majority of currencies to which the Group is exposed, in particular the US dollar. A significant proportion of the Group's operations are based in the US and the US dollar closing rate at 31 December 2025 was £1:$1.35 compared to the opening rate of £1:$1.25. At the end of 2024, the US dollar rate was £1:$1.25 compared to the opening rate of £1:$1.27.

Also included in other comprehensive income in 2025 is an actuarial gain of £10m in relation to the retirement benefit obligations of the Group. The gain arises mainly from a decrease in liabilities driven by lower long-term inflation assumptions and updates to commutation factors. The actuarial gain in 2025 of £10m compares to an actuarial gain in 2024 of £5m.

Fair value losses of £7m (2024: losses of £2m) have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at fair value through other comprehensive income (FVOCI).

Cash flow and working capital

Net cash generated from operations, was £731m in 2025 compared to £811m in 2024. The decrease is largely explained by unfavourable movements in working capital and unfavourable currency movements.

Our operating cash flow measure is an adjusted measure used to align cash flows with our adjusted profit measures. Compared to net cash generated from operations, this measure excludes reorganisation costs and acquisition costs but includes regular dividends from associates. It also includes capital expenditure on property, plant, equipment and software, and additions to right-of-use assets as well as disposal proceeds from the sale of property, plant, equipment and right-of-use assets (including the impacts of transfers to/from investment in finance lease receivable). In 2025, reorganisation cash outflow was £nil compared to £8m in 2024.

Operating cash flow decreased on a headline basis by £91m from an inflow of £662m in 2024 to an inflow of £571m in 2025 due to an increase in working capital given high Q4 sales growth.

Free cash flow increased on a headline basis by £37m from £490m in 2024 to £527m in 2025. When compared to operating cash flow, free cash flow includes tax paid, net finance costs paid, special pension contributions and net costs paid for major reorganisation. The increase year on year is mainly due to the receipt of monies in respect of the State Aid tax matter offset by the reduction in operating cash flow.

In 2025, there was an overall £210m decrease in cash and cash equivalents compared to an increase of £234m in 2024. The decrease in 2025 is primarily due to the cash inflow from operations of £731m being more than offset by dividends paid of £160m, share buyback programme payments of £352m, own share purchases of £72m, capital expenditure on property, plant and equipment and intangibles of £134m, payments for the acquisition of subsidiaries of £167m, and payments of lease liabilities of £77m.

Financial review *continued*

All figures in £ millions	2025	2024
Net cash generated from operations	**731**	811
Dividends from joint ventures and associates	**1**	2
Purchase / disposal of PPE and software	**(131)**	(118)
Net addition of right-of-use assets	**(45)**	(46)
Net costs paid for major reorganisation	**–**	8
Other net gains and losses	**13**	5
Special pension contributions	**2**	–
Operating cash flow	**571**	662
Tax paid	**(2)**	(119)
Net finance costs paid	**(40)**	(45)
Special pension contributions	**(2)**	–
Net cost paid for major reorganisation	**–**	(8)
Free cash flow	**527**	490

Liquidity and capital resources

The Group's net debt increased from £853m at the end of 2024 to £1,069m at the end of 2025. The increase is largely due to free cash flow of £527m being more than offset by the share buy back programme, dividend payments and cash outflows related to acquisitions.

In May 2025, the Group repaid its €300m bond and closed out various related derivatives. In June 2025, the Group secured a new three-year, $800 million revolving credit facility (RCF). This facility can be utilised for general corporate purposes, enhancing our liquidity, and is in addition to the Group's existing RCF. At 31 December 2025, the Group had drawn £0.3bn on its Revolving Credit Facilities.

At 31 December 2025, the Group had approximately £1.3bn in total liquidity immediately available from cash and its RCFs, maturing in February 2028 and February 2029, but which have options to extend the maturities until 2030. In assessing the Group's liquidity and viability, the Board analysed a variety of downside scenarios including a severe but plausible downside scenario, where the Group is impacted by a combination of all principal risks from H1 2026, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2026 and 2027. In all scenarios, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. The directors concluded that the likelihood of the reverse stress test scenario was remote.

At 31 December 2025, the Group was rated BBB (stable outlook) with Fitch and Baa2 (stable outlook) with Moody's.

Net debt

All figures in £ millions	2025	2024
Cash and cash equivalents (excluding overdrafts)	**333**	543
Overdrafts	**–**	–
Investment in finance lease	**66**	83
Derivative financial instruments	**13**	(7)
Bonds	**(706)**	(955)
Revolving Credit Facilities	**(297)**	–
Lease liabilities	**(478)**	(517)
Net debt	**(1,069)**	(853)

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. The UK Group pension plan has by far the largest defined benefit section. The Group has some smaller defined benefit sections in the US and Canada but, outside the UK, most of the companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £43m in 2025 (2024: £60m), of which a charge of £68m (2024: £81m) was reported in operating profit and income of £25m (2024: £21m) was reported in other net finance costs. In 2024, a charge of £13m related to one-off discretionary pension increases was excluded from adjusted operating profit, with no such amounts in 2025.

The overall surplus on UK Group pension plans of £484m at the end of 2024 has increased to a surplus of £514m at the end of 2025. The increase has arisen principally due to asset returns being higher than expected and inflation over the period being slightly lower than was expected at the beginning of the year. In total, the worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £450m at the end of 2024 to a net asset of £482m at the end of 2025.

Businesses acquired and disposed

On 24 July 2025, the Group completed the acquisition of 100% of eDynamic Holdings LP ('eDynamic Learning'), a leading Career and Technical Education (CTE) curriculum solutions provider for cash consideration of £168m.

The cash outflow in 2025 relating to the acquisition of subsidiaries of £167m includes £4m arising from the payment of deferred consideration in respect of the prior year. The cash outflow in 2024 relating to acquisitions of subsidiaries was £39m, arising from the payment of deferred consideration in respect of prior year acquisitions, mainly Credly and Mondly, which were acquired in 2022. In addition, there was a cash outflow relating to investments of £5m (2024: £7m).

The Group disposed of Copp Clark in 2025 for consideration of £9m, resulting in a gain on disposal of £8m, which has been recorded within other net gains and losses. There were no disposals of subsidiaries in 2024 with cash outflows relating primarily to prior year disposals. In 2025, the cash inflow relating to the disposal of businesses was £8m (2024: outflow of £7m).

Dividends

The dividend accounted for in our 2025 financial statements totalling £160m represents the final dividend in respect of 2024 (16.6p) and the interim dividend for 2025 (7.8p). We are proposing a final dividend for 2025 of 17.4p bringing the total paid and payable in respect of 2025 to 25.2p. This final 2025 dividend, which was approved by the Board in February 2026, is subject to approval at the forthcoming AGM. For 2025, the dividend is covered 2.6 times by adjusted earnings.

Share buyback

On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme completed in 2025. During 2025, c32m shares have been bought back at a cash cost of £352m. The nominal value of the cancelled shares of £8m has been transferred to the capital redemption reserve.

On 21 January 2026, a further £350m share buyback programme was announced. The programme commenced on 21 January 2026.

Climate change

The Group has assessed the impacts of climate change on the Group's financial statements. The assessment did not identify any material impact on the Group's significant judgements or estimates, the recoverability of the Group's assets at 31 December 2025 or the assessment of going concern for the period to June 2027.

Conclusion

2025 was another year of good financial performance, with 4% underlying sales growth, margin expansion and excellent cash generation. Disciplined capital allocation enabled us to increase the dividend and continue returning surplus cash to shareholders through our share buyback programme.

Our consistent financial progress over recent years reinforces our confidence in the Group's strategy, the resilience of our portfolio and our ability to deliver sustainable growth and attractive returns in 2026 and over the medium term.

This will be my last Annual Report for Pearson as I leave this fantastic business after nearly 26 years — including the last six as Group CFO — to take on a new challenge.

I will miss working with this extraordinary group of Pearson people every day. I'm incredibly proud of what we've achieved together: delivering stronger and more consistent financial performance, driving significant business and finance transformation, and sharpening our approach to capital allocation. None of this would have been possible without the talent, commitment, and good humour of the teams I've had the privilege to work alongside.

I'm delighted that Simon Robson will be joining Pearson as the next Group CFO. He is an excellent leader and a great fit for Pearson's culture, and I know the finance team — and the wider business — will be in very good hands.

Thank you in particular to the finance team for the support, hard work and commitment over so many years.

Sally Johnson
Chief Financial Officer

Sustainability at Pearson: Learning for Impact



Letter from our Executive Lead for Sustainability

Guided by our purpose of helping people realise the life they imagine through learning, we focus on excellence in everything we do to protect the trust of learners, institutions, enterprises and governments as we help them upskill and reskill in a rapidly changing world.

Championing innovation and technology leadership

We believe lifelong learning is the cornerstone of a successful digital economy, helping to create a future-ready workforce with the skills to harness the potential of AI and drive growth. Our digital transformation is grounded in learning science and innovation, ensuring technology delivers clear benefits for learners and enhances outcomes for society.

We know that rapid workplace evolution and shortening skill lifespans require an increasingly agile approach to learning and development. Our 2025 research report 'Lost in Transition' (**https://plc.pearson.com/en-GB/news-and-insights/lost-in-transition**) revealed the huge economic and personal costs that occur without access to effective learning. By responding to this need through our innovative learning solutions, we are creating more accessible, engaging and impactful experiences, helping learners build their capabilities and increase their employability, and driving our own company growth. In 2025, we were featured in the GSV 150 list of companies transforming digital learning and workforce skills development, validating the impact of our approach (**https://www.asugsvsummit.com/gsv-150**).

We continue to enhance learning for everyone, exploring how purpose-built AI tools can aid conceptual learning. Our Higher Education business unit applied our findings to launch the 'Go Deeper' functionality in our AI Study Tools, which encourages the critical reasoning skills needed for both academic success and real-world problem solving. By integrating AI into resources across selected topics for our Connections Academy Virtual Schools, we are personalising learning, increasing both end-of-year pass rates and final grades.

Investing in our talent

Our success depends on empowering our people to create impactful learning and assessment solutions. We are fostering a culture of belonging and engagement to attract and retain talent. Through continuous learning, we enable our people to fulfil their roles and shape their future careers as the world of work and our business evolve. Our new Career Architecture helps our employees map their career progression, identify clear development pathways and find learning opportunities. We have expanded AI training with courses for every role across the organisation, while our leadership model sets clear expectations on driving a culture of innovation. By building their AI capabilities, our employees not only enhance their careers but also better understand how innovative technology can improve outcomes for learners, businesses and the wider economy.

> "
> **Our digital transformation is grounded in learning science and innovation, ensuring technology delivers clear benefits for learners and enhances outcomes for society. "**
>
> **Cinthia Nespoli**
> General Counsel and Executive Lead for Sustainability

Building long-term resilience

Our focus on excellence builds customer trust and business resilience, positioning Pearson for future growth. Our partnerships are integral to balancing our digital transformation with responsible environmental stewardship.

We continue to reduce our greenhouse gas (GHG) emissions, which are down by 44% (location-based methodology) against our 2018 baseline, and drive energy efficiency measures to reduce operating costs. Purchasing 100% renewable electricity increases our energy security and protects our business from price shocks in international fossil fuel markets, while maintaining our path towards decarbonisation. We updated our climate risk analysis in 2025 to ensure we are aware of any potential risks to the long-term value of our business in a rapidly changing world.

Though emissions from our AI use are currently low compared to emissions from other activities, they will represent an increased portion of our footprint in the future as we expand our AI-driven learning experiences. Through our strategic partnerships with organisations and suppliers including Microsoft and AWS, we are supporting the use of responsible, energy-efficient AI across different industries. We are working with others across our industry and beyond to better understand the impacts of AI, including becoming a signatory to the Coalition for Sustainable AI in 2025.

Transforming learning responsibly

Helping learners navigate the technological disruption to skills and careers requires us to look at every aspect of the technology we use – its educational benefits and its impacts, including those related to accuracy, accessibility, cyber security and data privacy. In 2025, we welcomed a new Senior Lead for Responsible AI to lead our Responsible AI function. Our new AI Centre for Enablement (C4E) fosters a unified approach to product development and is founded on trust, safety and the principles of security and accountability. Together, the C4E and our Responsible AI function are laying the foundations to align our AI activities with ethical, legal and compliance standards. Read more on page 38.



Our Interactive Labs' immersive science-based simulations won the 2025 CODiE Award for Best Science Instructional Solution. Designed with accessibility at their core, the simulations reflect the latest Web Content Accessibility Guidelines, the gold standard for website accessibility.[1]

Continuing to drive impact

We are committed to innovating in response to the evolving world of work, making learning more effective, enhancing learning experiences and building a strong foundation for our long-term growth. Guided by our Learning for Impact framework, we will progress our climate commitments while maintaining a sharp focus on the social impact of our products and services. We will advance our employee upskilling and learning programmes to maintain a talented and engaged workforce and will continue to build dialogue with our stakeholders on the issues that matter to them.

I'm excited to share our progress to date as we seek to give everyone the opportunity to participate in the future of education and work.

Cinthia Nespoli
General Counsel and Executive Lead for Sustainability

1. https://www.levelaccess.com/compliance-overview/wcag-web-content-accessibility-guidelines/

Sustainability *continued*

Non–financial and sustainability information statement

As the world's lifelong learning company, we support learners, educators and institutions around the world, delivering sustainable value at each stage of the learning journey.

We integrate content creation, digital distribution, assessment and credentialling within a unified value chain to enable accessible, high-quality learning opportunities for all. For more information about our business model, see pages 12-16.

Our greatest impact is through the learning benefits our products create, driving value for society and for Pearson. We reinvest that value into improving our product offerings and expanding educational opportunities across the world. This allows us to hire the skilled people needed to support our mission and ensure the ongoing development of high-quality products and services. Like any company, our operations and value chain have an impact on the environment and society. We are committed to managing these impacts responsibly to ensure the long-term resilience of our business. By doing this, we help strengthen access to education, an essential human right, and contribute to improved learning outcomes for more people.

The natural alignment between our business strategy and the positive impact delivered through our Learning for Impact framework is one of our core strengths, and reflects our shareholders' expectations. The framework underpins our responsible business strategy, guiding us to focus on areas where we can create the greatest positive outcomes while managing key risks. A foundation of robust corporate governance, a strong culture and a suite of comprehensive policies and practices support us to achieve our ambitions.

Contributing to sustainable development globally

The UN Sustainable Development Goals (SDGs) exist to achieve a better and more sustainable future for all. Through our Learning for Impact framework, we contribute to the following SDGs:



SDG 4 — Quality education. Pearson uses innovative technology to ensure students maximise the benefits of AI-enabled learning. Our 'Go Deeper' functionality for AI Study Tools encourages critical thinking by providing students with follow-up questions. See page 38.



SDG 8 — Decent work and economic growth. We work closely with organisations around the world to build the skills needed for tomorrow's workforce. For example, we are working with the Digital Education Council to develop research and resources that will drive digital transformation in higher education across global markets. See page 37.



SDG 10 — Reduced inequalities. We develop inclusive products that support every learner's needs. We launched Revibe, an AI-enabled wearable device designed to help learners with ADHD improve focus and self-regulation, supporting access to learning for neurodiverse individuals. See page 39.

Rankings and recognition

Independent rankings help our investors evaluate our performance and management of sustainability risks and opportunities. In 2025, we received the following recognition:

- CDP: Scored A- rating for Climate, B- rating for Forest and C rating for Water
- EcoVadis: Retained Bronze status, placing us in the top 35% of companies assessed
- FTSE4Good: Constituent of the FTSE4Good Index Series in the top 1% of our sector
- ISS: Improved our score to B
- MSCI: Maintained AA rating
- S&P CSA (Dow Jones Sustainability Indices): Achieved the joint highest score in our industry and a listing in the S&P Sustainability Yearbook
- Sustainalytics: Classified as negligible risk



Our sustainability pillars: Learning for Impact

Our purpose – Helping people realise the life they imagine through learning

  

| 1. Driving learning for everyone | 2. Empowering our people to make a difference | 3. Leading responsibly for a better planet |

We create impact and contribute to shareholder value by:

| Widening access to learning through business growth opportunities powered by technology and application of learning science | Building high-performing teams through a strong sense of purpose | Meeting our environmental and clean energy goals in partnership with our value chain |

We maintain stakeholder trust through diligent management of our strategically significant sustainability focus areas:

• Learning science and innovation • Responsible AI • Responsible content • Accessibility • Cyber security and data privacy	• Culture of engagement • Talent development • Employee learning and upskilling • Culture of community and wellbeing	• Greenhouse gas emissions • Energy use • Supply chain due diligence

Our strategy is underpinned by robust governance, human rights and environmental due diligence, strong culture and comprehensive policies

Sustainability *continued*

Our approach to reporting[1]

This Non-financial and sustainability information statement (pages 34-54) is written in accordance with Sections 414CA and 414CB of the Companies Act 2006 and the UK Corporate Governance Code (2024), which include mandatory requirements for non-financial and sustainability reporting for UK listed companies. For ease of reference, we have produced an index table covering the topics in this Non-financial and sustainability information statement, here: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.

As the sustainability reporting landscape continues to evolve, we are focused on our reports remaining compliant with regulatory standards and comparable and useful for stakeholders.

Our statement outlines significant sustainability topics for our business and our approach to managing them. These topics cover those identified through our most recent materiality assessment and align with our Learning for Impact framework. For more information see our Materiality summary, here: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting, which explains how we identify priority topics and assess our key sustainability risks and opportunities.

While this statement focuses on the topics we understand to be of greatest importance to our stakeholders, we continue to manage a broad range of sustainability issues across our operations.

Sustainability governance

The Reputation & Responsibility Committee (RRC) manages the integration of sustainability into Pearson's business strategy, including overseeing related risks and opportunities. It reviews and approves targets associated with our sustainability priorities and monitors performance against them, as well as against other public sustainability commitments.

In 2025, the Committee included two Non-Executive Directors with climate expertise specifically to advise on climate-related risk management, which is also supported by other Board Committees. For more information see pages 99-101. The broader responsibilities of the RRC are detailed in its terms of reference, here: https://plc.pearson.com/en-GB/company/governance.

Information on specific governance and management approaches across the key 'focus areas' within each of our three Learning for Impact pillars is covered in the tables on the following pages.

Our sustainability policies and due diligence processes

We are committed to conducting business with integrity and strive to reflect this in our interactions with colleagues, customers and learners. We uphold a robust governance framework that integrates responsible business conduct into our operational management systems and decision-making processes. This includes enforcing comprehensive policies for employees and business partners, delivering mandatory training to strengthen awareness and accountability, regularly assessing our operations and supply chains to identify potential adverse impacts and conducting regular internal and external audits to monitor compliance and performance.

We work to identify, prevent and address potential adverse impacts related to ethics, human rights and the environment throughout our value chain. When issues arise, we act quickly through established grievance mechanisms and engage directly with affected stakeholders to implement remedial actions. We report all due diligence processes and outcomes as required by law.

Our policies and guidelines support our due diligence processes and reflect our ethical and sustainability commitments. Key documents include:

- Code of Ethics and Business Partner Code of Conduct
- Responsible Procurement Policy
- Environment Policy

- Modern Slavery and Human Rights Statements
- Anti-Bribery and Corruption (ABC) Policy
- Raising Concerns and Anti-Retaliation Policy
- Safeguarding Statement (including data privacy and security principles)

We have outlined how we implement these policies in this report and on our website: https://plc.pearson.com/en-GB/corporate-policies.

Respecting human rights

We require all employees to complete annual Code of Ethics refresher training to reinforce these commitments. We maintain a confidential, third-party-operated ethics hotline for employees and other stakeholders to raise concerns anonymously and securely. Our Ethics and Compliance team investigates all reported issues, including potential Code of Ethics breaches, and oversees anti-bribery and anti-corruption due diligence and sanctions screening, supported by Local Compliance Officers. See page 54 for our performance data related to business conduct.

We comply with all local labour and human rights regulations, including establishing work councils where required.

Due diligence in supply chains

Strong due diligence procedures enable us to identify and prevent potential adverse impacts in our supply chain. All our suppliers must acknowledge and comply with our Responsible Procurement Policy, which includes strict standards relating to the environment, business conduct and human rights. Read more on page 44 and in our Responsible Procurement Policy at: https://plc.pearson.com/en-GB/corporate-policies.

We work with EcoVadis to conduct risk assessments and monitor supplier sustainability, covering approximately 90% of our third-party and supplier landscape in 2025. If we identify any risks, we collaborate with suppliers to implement management processes to mitigate and minimise these issues, and monitor progress to ensure effective corrective actions.

1. This Non-financial and sustainability information statement includes several website addresses and references to additional materials found on those websites. These websites and materials, including the information on the Company's website, as may be referenced in this report, are provided for convenience only, and are not intended to be part of this report and are not incorporated by reference herein.

Driving learning for everyone with our products

The biggest positive impact that we can have on the world is through our products and services.

Our products equip people and communities with the skills and knowledge that accelerate economic growth and power societal progress. As demographic and technological shifts transform industries and the global skills outlook, the need to rapidly reskill has never been more important. This is true not only for individuals seeking opportunities, but also for businesses and economies to remain competitive. By striving to meet this demand for more effective learning and clear skilling pathways, we can help enhance productivity, increase employability, support communities and drive business resilience and growth for Pearson and beyond.

Expanding learning through innovation and technology

Integrating innovative technologies into our learning and assessment tools to help make learning more impactful and effective is a key strategic priority. AI is reshaping education, enabling more personalised learning, more learner-centred assessments and better data insights for educators. However, realising this potential requires stakeholders to trust technology's role in learning and assessments.

We focus on integrating AI and other technologies into our products in a responsible, evidence-driven way. Leveraging technology to create accessible and personalised learning solutions strengthens learner outcomes, reinforces our brand and supports sustainable growth. This in turn helps us balance commercial goals with our commitment to equitable access and long-term stakeholder trust.



Case study

Partnering to transform education through digitalisation and AI

We work with a diverse range of organisations to accelerate growth and unlock new opportunities, from co-creating advanced AI-infused products to supporting industry initiatives that are transforming education through digitalisation. By combining our deep educational expertise with leading capabilities from across the technology ecosystem, our strategic partnerships enable us to scale innovation and deliver more digitally advanced products that better support learners in an AI-enabled world.

Alongside our strategic partnerships with hyperscaler partners and professional services enterprises (see pages 7 and 15), we are working with a number of NGOs to help accelerate the pace of modernisation at Pearson and influence how we leverage AI for positive impact. For example:

- We aim to drive digital transformation in higher education with the Digital Education Council by modernising learning models, co-developing research and providing resources for institutions and policymakers

- We are focused on advancing AI literacy with Code.org, an education innovation non-profit

- We are supporting innovative, AI-driven ventures through our investment in the AI Fund, which operates as a venture studio, building scalable businesses designed to address real-world problems. Through this partnership, we will co-create ventures with the Fund that drive innovation and align with our vision for the future of education

Through these collaborations and investments, we are strengthening our capabilities, expanding our reach and translating AI innovation into meaningful value for learners, educators and institutions.

Sustainability *continued*

Our product focus areas

Focus areas	Approach and governance	2025 actions
Learning science and innovation		
One of Pearson's strengths is delivering trusted, outcome-focused content as part of learning experiences grounded in learning science. Applying evidence-based insights to product design helps us to create more effective and innovative learning products that enhance learner outcomes and secure stakeholder trust.	The Chief Strategy Office has a central team of learning science experts, who ensure that learning science is embedded within our Quality Standards and applied across all our products and services. Our Learning Design Principles help us integrate learning theory throughout our products, processes, methodologies and organisational structures. Read more here: https://www.pearson.com/en-gb/efficacy/learning-evidence.html. Pearson Labs and our dedicated team of researchers and developers are committed to developing scalable solutions through generative AI and immersive learning technologies. Working closely with learning scientists, they have developed a strategy to guide the integration of new technologies across our portfolio, including a focus on grounding innovation in educational research.	• We remain committed to investing in research and innovation aimed at understanding large-scale educational challenges and to help develop scalable technology-driven solutions. Examples include: • 'Lost in Transition: Fixing the 'Learn to Earn' Skills Gap' report: reviews the global skills outlook and identifies strategies to transform workforces and unlock trillions in trapped value. Read more here: https://plc.pearson.com/en-GB/news-and-insights/lost-in-transition. • 'Asking to Learn': our large-scale analysis of students' interactions with AI Study Tools, informing development of the 'Go Deeper' functionality, which supports deeper learning in higher education by prompting students with follow-up questions to encourage critical thinking skills. Read the report here: https://plc.pearson.com/AskingToLearn. • Launched Pearson Labs, a new research space in London dedicated to accelerating emerging learning technologies and innovation.
Responsible AI (RAI)		
Ensuring the AI we use and embed in our products is safe, fair, transparent and contributes to improved learning outcomes is essential to protect learners, maintain trust with customers and support responsible innovation across our portfolio.	We have established consistent technology standards, and our Chief Technology Officer oversees the digital experience at Pearson. Our Senior Lead for Responsible AI leads this area of work, ensuring all AI activities align with ethical, legal and compliance standards. We continue to strengthen our strategy and governance processes around AI to ensure we use and apply this technology responsibly: • Our RAI Principles and AI Governance Framework were established in 2025 to support our AI strategy and underpin our AI-related research and product development. Based on internationally-recognised frameworks and aligned with our policies and Global Quality Standards, the principles cover fair, reliable and effective experiences, transparency and accountability, and trustworthy and safe AI. • The Governance Framework provides a structured approach to managing AI systems and aligns to the NIST AI Risk Management Framework, the EU AI Act, ISO 42001/27001/27701, and SOC2.	• Launched AI Literacy Modules to help educators instruct students about using AI. These modules cover topics such as validating AI-generated results and appropriately citing AI outputs. Ongoing research into how students are using our AI tools already shows promise in relation to course scores and pass rates. • Expanded our portfolio of RAI learning content, including certifications across multiple formats and disciplines, featuring agentic AI, large language models, machine learning and ethical AI implementation. • Continued to upskill employees on AI, focusing on using AI responsibly and how to avoid introducing bias. Read more on page 42.

Focus areas	Approach and governance	2025 actions
Content		
We are committed to the highest standards of quality to help protect learner wellbeing, maintain trust with educators and institutions and meet educational standards.	The Global Quality Standards Governance Board, comprising leaders from each business unit, will be active from Q1 2026, and will oversee our Global Quality Standards. Our Global Quality Standards are structured across six pillars: accessibility, learning science, AI, breakthrough technology, user experience and social impact. These standards support our employees and business partners to deliver accurate, trusted, evidence-based learning experiences that meet our user-centred and data-led standards of excellence.	• Introduced our AI-enabled AI Quality Standards Agent, OBI, to embed the Global Quality Standards directly into our workflows to ensure consistency, accountability and adherence to quality practices across Pearson.
Accessibility		
We strive to provide products, services and solutions that are accessible to all users, including people with disabilities. This expands the reach of our products, supports global regulatory compliance, enhances user experience and reinforces our commitment to high-quality education for all.	The Global Accessibility Steering Committee, composed of representatives from across Pearson, is responsible for embedding accessibility initiatives throughout the organisation. Our Global Accessibility framework requires each business unit to adopt accessibility standards and processes aligned with their specific customers, geographies and regulatory environments. Read more here: https://plc.pearson.com/sites/pearson-corp/files/pearson/corporate-policies/pearson-global-accessibility-framework-sept-2024-v1.pdf.	• Our Interactive Labs tool is designed to meet Web Content Accessibility Guidelines 2.1 AA standards for screen reader compatibility and keyboard navigation. It won the 2025 CODiE Award for Best Science Instructional Solution, which recognises innovation and accessibility in science education. • Continued to produce assessments transcribed into Braille as part of ongoing efforts to provide inclusive educational experiences. • Launched Revibe, an AI-enabled wearable device designed to help learners with ADHD improve focus and self-regulation, to enhance accessibility of learning for neurodiverse individuals.
Cyber security and data privacy		
Protecting the information we manage is essential for safeguarding learners, maintaining trust with customers, meeting global regulatory requirements, preventing operational disruptions and ensuring the integrity and reliability of our digital learning products and assessments.	Our Chief Information Security Officer oversees our global information security programme. We are maturing our 'Zero Trust' security approach ('never trust, always verify') as our proactive defence stance against modern cyber threats. We are embedding automation throughout our policies and processes to support the Zero Trust approach: we apply the 'least privilege' principle to ensure our data is secure and compliant by default. Our data privacy programme addresses compliance with applicable data protection legislation. Our programmes are based on the NIST Cybersecurity Framework and NIST Privacy Framework, respectively.[1] We provide mandatory training to all employees to raise awareness of cyber security and data privacy risks and equip them with the skills, knowledge and resources to safeguard all personal information entrusted to us. Our cyber security hub offers a range of resources across topics such as data privacy, incident reporting, supplier onboarding and data classification.	• Implemented additional data protection initiatives to protect the data we manage, including major platform upgrades, cyber security investments and platform consolidation. • Expanded the use of tools such as Microsoft's Cloud Access Security Broker to automate and scale our privacy and cyber security programmes. • Introduced AI Security Agent and privacy bots – agentic AI assistants integrated into Microsoft Teams providing employees with fast, user-friendly access to essential cyber security and data privacy resources. • Strengthened our employee cyber security training programme with a new dynamic, easily consumable series on reducing risks related to human error, accessible on the third-party platform, KnowBe4. • Organised interactive webinars, Q&A sessions and live demos during Cybersecurity Awareness Month to empower employees to safeguard their data and systems. For more information on the Board's oversight and management actions during the year, see page 107.

1. Read more here: https://www.nist.gov/cyberframework and https://www.nist.gov/privacy-framework

Sustainability *continued*

Empowering our people to make a difference

Our success depends on the knowledge, skills and leadership abilities of our employees.

Investing in employee development enhances performance, deepens commitment and improves employee retention. We foster a culture of performance, focusing on engagement, talent development and belonging, to enable everyone to leverage their strengths and contribute to growth. Our three Power Skills – Learning to Learn, Adaptability and AI – underpin our approach to employee development, supporting our digital transformation to create a sustainable competitive advantage.

2025 was a transformational year for human capital development at Pearson. We launched a new Career Architecture and Career Navigation System, providing clarity and consistency across our business on how we describe roles and career progression, and support employee growth. Through our people and culture strategy, we maintain an unwavering focus on high performance, enhancing employee experience and career opportunities, tightening our customer focus and driving growth for our people and our business. We were proud to be recognised with a Gallup Exceptional Workplace Award (**https://www.gallup.com/workplace/657323/announcing-2025-gallup-exceptional-workplace-award-winners.aspx**) acknowledging our progress across these areas.



Case study

Building a future-ready workforce

Building a modern workforce with the skills to maximise the potential of AI is at the core of what we do. Our new Career Navigation System builds on our deep expertise in technology and skills development for the benefit of our employees and our business. The platform enables employees to understand their role, explore possible career directions in the era of AI and create a path for development. It empowers them to take control of their careers, while building a highly skilled workforce to drive our long-term success.

The Career Navigation System establishes the foundation for career progression and growth at Pearson. With the help of a digital assistant, employees can assess the skills proficiency required in their current role and the evolution needed to progress to the next level. The integrated Learning Hub, which is powered by Degreed, provides seamless access to career guidance and over 800 learning pathways. Courses are personalised, and include microlearning, podcasts and curated specialist content related to Pearson's three Power Skills.

Empowering our people to take control of their careers is part of how we are driving a culture of performance. The Career Navigation System connects employees to future possibilities, encouraging them towards higher performance standards and stretching them to reach their goals. For Pearson, investing in our workforce is the key to unlocking future growth.

Our people focus areas

Focus areas	Approach and governance	2025 actions
Culture of engagement		
We believe empowered employees are more productive and help to create more innovative learning experiences for our consumers.	Our Chief Human Resources Officer leads our HR strategy, inclusive of the topics listed in this table. For more information on the Board and Pearson Executive Management's oversight of human resources, see pages 84-85. Since 2022, we have used Gallup's employee engagement survey to track engagement through scientifically validated questions that capture our people's daily experiences and behaviours most strongly tied to performance outcomes.	• Continued to analyse and apply the results of our engagement survey to inform our approach to engagement, at both the company and team levels. We achieved an overall Grand Mean score of 4.23 out of 5 (2024: 4.16) in our 2025 survey. The biggest improvement related to learning and growth, for which we scored 82% (2024: 77%)[1], reflecting the effectiveness of our investment in talent and development.
Talent development		
When employees have a sense of ownership over their own careers, they are more motivated, proactive and have higher levels of job satisfaction. This boosts performance and their ability to support our purpose of helping people realise the life they imagine through learning.	Our structured performance management approach enables employees to understand how their role aligns with Pearson's strategic aims. We use objectives and key results in goal setting and performance management to unite around shared priorities, fostering motivation and clarity. Pearson's leadership model defines the behaviours we expect to scale and the culture we need to succeed. For leaders, we provide a robust development framework combining talent assessments, 360° feedback, and the CliftonStrengths evaluation to deepen self-awareness and leadership impact.	• Redesigned Pearson's Career Architecture to provide a clear and consistent structure for every role across Pearson, and a shared language for career progression and growth. This resulted in a refresh of the nomenclature applied to employee career levels across Pearson. We have reported our employee data for 2025 in accordance with these new career levels, as shown on page 54. • Introduced Pearson's Role Library and a digital Career Architecture assistant, CARA, to help employees explore their own and other roles within our Career Architecture. • Introduced BarUp, an AI companion that supports individuals and managers, from goal setting to assessing performance and delivering feedback. • Equipped our managers with strengthened guidance on providing personalised feedback and coaching. • Over 90% of the senior leadership team have completed a talent assessment, in line with our leadership framework.
Employee learning and upskilling		
Our ability to delight learners within an evolving education landscape depends on building and maintaining a talented and engaged workforce. Our learning and development programmes focus on building the diverse skills needed to fuel our growth.	Our three Power Skills – Learning to Learn, Adaptability and AI – combined with our core job family and role-based skills are multipliers for performance and growth. Pearson's Learning Hub sits at the core of our Career Navigation System to help employees achieve actionable skills growth through rating themselves on the skills that matter, getting personalised learning recommendations, building habits and applying learning in the flow of work.	• Launched the Learning Hub, powered by Degreed and integrated with LinkedIn Learning, as a key component in our Career Navigation System. Employees have completed 23,521 hours of learning and 376,352 microlearning items since March 2025. • Established professional communities across Pearson aligned to job families and priority skills to foster collaboration and knowledge sharing across the organisation.

1. Data represents the % of respondents who agree or strongly agree with the relevant Gallop Q12® survey questions.

Sustainability *continued*

Focus areas	Approach and governance	2025 actions
Learning and Responsible AI (RAI)		

Applied responsibly, AI and digital technologies can transform access to learning and acquisition of knowledge. We upskill our employees so they can integrate technology responsibly and effectively in our products and operations, accelerating progress for individuals, businesses and wider society.	Equipping employees with the knowledge and skills they need now and in the future is central to our success. With this in mind, Pearson has introduced an AI upskilling development goal for all Pearson employees. We integrate AI skills into individual development plans and performance reviews, ensuring RAI literacy is embedded in our work.
	
	 For our Product Development teams, the Centre for Enablement (C4E) – created in 2025 – brings together AI knowledge, tools and resources from across Pearson. The C4E supports collaboration and innovation by enabling our teams to share best practices and apply AI in a responsible and consistent way. Working in close partnership with the RAI team, the C4E ensures we have embedded ethical principles and robust governance in our AI initiatives.
		• Continued to develop our employees' technical capabilities. Our workforce completed 48,000+ hours of AI-related learning.
		 • Provided resources on using AI responsibly, including:
		   • 140 training sessions in partnership with Microsoft, upskilling 4,700 employees on Copilot and boosting adoption by 25%
		   • A new AI Developer Excellence Community for those who build our AI products and services
		   • AI literacy content integrated into our Learning Hub
		   • Guidance to employees on understanding and addressing bias when using AI
		   • Regular live sessions and newsletters on the latest trends and tools in AI
		 • Hosted the first internal AI Summit, attended by colleagues including members of our AI Ambassador Professional Community. The Community, which has more than 1,000 members, also provided expert advice to curate learning pathways for everyone.

Culture of community and wellbeing		
Having a positive state of mind ensures our employees can thrive at work and contribute fully towards creating impactful learning and assessment solutions.	We promote fairness in the workplace, fostering an open and accessible environment where all employees, including those with disabilities, feel supported. We also give full and fair consideration to all applicants and support the employment of people with disabilities, making reasonable adjustments in line with our reasonable accommodations and accessibility guidelines, to address individual needs. Recruitment, promotion and training are conducted based on merit, against objective criteria that avoid discrimination. We are committed to promoting the importance of positive mental and physical health for employees, and to providing solutions that support their health and wellbeing. All employees have access to a comprehensive suite of mental health services, including our Global WELL platform, working with Unmind, a mental health app that offers clinically backed tools. We model our proactive approach to health and safety on best practice and internationally recognised frameworks, including ISO 45001. We offer eligible employees five days of paid leave every year for volunteering to support educational or charitable causes. We also organise community programmes and events, supporting our employees in making a meaningful local impact.	• Developed new Neurodiversity Guidelines to help managers accommodate differences in how every employee thinks and works. Designed with our Able Employee Resource Group, they outline what neurodiversity is and how to make adjustments to accommodate it. These guidelines will be rolled out across Pearson in 2026. • Introduced a dedicated section for managers in Unmind to help them support team mental health, including guidance on handling mental health conversations sensitively.

Leading responsibly for a better planet

We implement environmental management systems throughout our business to promote compliance with regulatory requirements, achieve our targets and meet stakeholder expectations.

Our targets, approved by the Science Based Targets initiative (SBTi), include:

- Achieve a 50% reduction in greenhouse gas (GHG) emissions across our operations and value chain by 2030 from a 2018 baseline
- Achieve at least 90% reductions in GHG emissions across our value chain from a 2018 baseline, and meet our net zero target by 2050

As we expand our digital products and services, energy reduction remains at the heart of our decarbonisation strategy. We are committed to ongoing procurement of 100% renewable electricity using renewable virtual power purchase agreements, spot market Energy Attribute Certificates (EACs) and grid supply. These actions contribute towards our target of halving our GHG emissions by 2030 from a 2018 baseline.

By aligning our sustainability principles with business objectives, we aim to deliver lasting value for learners while safeguarding the environment. Embedding effective environmental management into our business strategy plays an important role in reducing costs and enabling business resilience. In turn, this will enable us to reinvest in innovation, grow our business and reach more learners.





Case study

Understanding the environmental impact of AI

AI is rapidly reshaping how we design and deliver transformative learning experiences, and our goal is to harness AI's potential for society and the environment while managing its impacts.

Though the GHG emissions associated with Pearson's AI usage are relatively low compared to other emissions sources, we anticipate they will continue to steadily rise alongside demand for data storage and processing.

Managing this growth carefully is key to our long-term climate strategy and future business resilience. Our approach centres on maintaining our commitment to renewable energy use, and ensuring the efficiency of our data usage and AI systems.

To achieve more at a bigger scale, we are also pursuing best practices around transparency. For example, we are working with DIMPACT, a network dedicated to deepening members' understanding of the environmental impact of digital products and creating science-based solutions.

Sustainability *continued*

Our planet focus areas

Focus areas	Approach and governance	2025 actions
Greenhouse gas (GHG) emissions		
We aim to reduce GHG emissions across our operations and value chain to effectively manage climate-related risks and opportunities, support long-term business resilience and meet external targets and expectations.	Our General Counsel serves as the Executive Sponsor for our sustainability strategy and leads the Environmental Steering Group. The Steering Group convenes quarterly to oversee the execution of our GHG emissions reduction plan, supported by the central Sustainability team and relevant subject matter experts throughout the business. Our global environmental management system is based on ISO 14001 principles, and our four main UK sites (production sites and offices) are third-party-certified against the ISO 14001 framework. For more detailed information on our approach and targets, see pages 45–49 and our Climate Action Plan: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.	• Achieved an overall reduction of 44% in GHG emissions against our 2018 baseline (location-based methodology). See page 51 for a detailed breakdown. Reductions in our value chain GHG emissions were primarily driven by shifting our supplier base in higher-emitting categories, such as paper and printing, to lower-emitting categories, including technology. We also increased in-market printing, reducing associated transportation emissions. • Decreased our operational energy consumption by 15% from 2024. This was mainly driven by the reduction of our overall physical footprint by 6%, and the introduction of more stringent environmental criteria for building selection, which helped us reduce our natural gas and electricity consumption.
Responsible AI and digital supply chain management		
As we continue to expand our AI-enabled learning experiences, our demand for data storage and processing will increase accordingly. To use AI responsibly, we must ensure we manage and reduce any potential adverse environmental impacts.	Our approach to minimising the impacts of our digitally enabled products will continue to evolve in line with the business. We are currently focusing on: • Further understanding the complexity, data use and energy needs of our AI usage. • Identifying and assessing the environmental impacts of the processing centres our partners use to host Pearson's data. • Working with cloud service providers that invest heavily in renewable power and directly funding projects that bring additional renewable energy to the grid. See pages 6-7 and 38 for information on how we govern AI.	• Continued to consolidate our data centres for energy efficiency, and transitioned to cloud-based infrastructure for greater resource efficiency. • Worked with our sustainability data and analytics partner, Watershed, to identify two renewable energy projects for Pearson to invest in, increasing the proportion of renewable energy in the grid and, in turn, accelerating sector-wide decarbonisation. Combined, these projects are estimated to cover approximately 50% of our annual electricity consumption by 2026.
Physical supply chain management		
Taking a proactive approach to identify, prevent and address potential adverse impacts across our value chain is crucial to meeting legislative requirements, maintaining stakeholder trust and protecting our reputation.	Our approach to supply chain due diligence is covered in detail in our Responsible Procurement Policy, which sets out our minimum standards for suppliers: https://plc.pearson.com/sites/pearson-corp/files/pearson/our-corporate-policies/pearson-responsible-procurement-policy-v3.pdf. We aim to procure our paper from certified sources (FSC, PEFC and SFI)[1] that set standards for sustainable forest management. We implement standard Master Service Agreement terms to guide requirements for our print suppliers, supported by specific Book Manufacturing Product and Services standards, and we use Book Chain to conduct due diligence in our direct supply chain.	• Achieved our target to procure our paper from certified sources (FSC, PEFC and SFI).[2] This will be our minimum standard going forward. Our total paper consumption increased by 2% from 2024 due to increased customer demand and business growth. • Continued the consolidation of suppliers and third-party payees to strengthen our supply chain, improve supplier relationships and support long-term business resilience. Active suppliers and third-party payee numbers dropped by 13% in 2025 from 17,998 to 15,660.

1. The Forest Stewardship Council (https://fsc.org/en), Programme for the Endorsement of Forest Certification (https://pefc.org), and Sustainable Forestry Initiative (https://forests.org).
2. Of the paper purchased by Pearson in 2025, 83 tonnes were not certified due to local market constraints. This represents 0.4% of all paper purchased across the year.

Task Force on Climate-related Financial Disclosures (TCFD)

Identifying, assessing and managing climate-related risks and opportunities

Introduction and objectives

The following report sets out our climate-related financial disclosures in alignment with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and subsequent annex and implementation guidelines, available here: https://www.fsb-tcfd.org/. We engage with TCFD recommendations to minimise business risk and ensure our continued financial performance and growth.

This year, Pearson engaged SLR, a specialist environmental consultancy, to update the analysis previously conducted in 2022. Each year, we use these comprehensive external assessments to guide our internal reviews and annual reporting obligations.

The aim of this report is to outline the risks and opportunities that may impact Pearson's operations and resilience across various climate scenarios and timeframes. Our analysis specifically aims to:

- Evaluate how transition and physical climate risks may affect Pearson over the short, medium and long term.
- Quantify potential cost and sales impacts under alternative climate pathways to inform Pearson's strategic planning and scenario analysis.
- Support compliance readiness with evolving regulatory requirements, including TCFD, which require companies to disclose anticipated financial effects of material climate-related risks and opportunities.
- Ensure Pearson's climate disclosures support decision-making, enabling a more robust link between sustainability and enterprise risk management.

It is worth noting that this analysis is not intended to forecast actual financial outcomes, but to provide directional estimates of exposure and sensitivity under different plausible climate scenarios, helping Pearson prioritise adaptation and transition strategies.

Sustainability governance
Board oversight

The Board retains overall oversight of Pearson's climate change strategy and progress towards our targets. Responsibility for Pearson's sustainability strategy, including climate-related risks and opportunities, is delegated to the Board's Reputation & Responsibility Committee (RRC).

The RRC is responsible for managing the integration of sustainability into Pearson's business strategy, including overseeing sustainability and climate risks and opportunities. It reviews and approves targets associated with key sustainability and climate priorities and monitors performance against them through oral or written updates in July and December, as well as against any other public sustainability commitments. The Committee keeps abreast of developments in the regulatory landscape and oversees external sustainability reporting to ensure transparency and compliance. In addition, it reviews due diligence processes within the organisation's supply chains and business partnerships to promote responsible and ethical practices, and monitors sustainability rankings and ratings to benchmark progress and identify opportunities for continued improvement. These responsibilities are reflected in the Committee's terms of reference which can be found on the Governance section of our website: https://plc.pearson.com/en-GB/company/governance.

The RRC includes two Non-Executive Directors with climate expertise, in addition to a wide range of capabilities relevant to Pearson's wider strategy, business model and organisational characteristics.

The RRC meets at least three times per year. The committee receives written and oral presentations on sustainability-related topics, including progress against our decarbonisation pathway twice a year. It keeps the Board informed through reports produced following each Committee meeting, which highlight material decisions, discussion points and challenges, and offer recommendations accordingly.

Other Board Committees support the RRC on sustainability-related risk management, ensuring alignment with Pearson's business strategy, controls, and audit procedures. The Audit Committee oversees risk management and governance – including those related to sustainability – and provides assurance to the Board through audits and targeted risk reviews.

The General Counsel serves as the Executive Sponsor for our sustainability strategy and leads the Environmental Steering Group, which convenes quarterly to oversee the execution of our greenhouse gas (GHG) emissions reduction plan, supported by the central Sustainability team and relevant subject matter experts throughout the business. For more information on the management of climate and the sustainability agenda more broadly, please see the 'Sustainability governance' section on page 36 and the table showing governance structures for risk management on page 56.

Our Climate Action Plan provides the framework for delivering our objectives. For more detailed information visit: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.

Sustainability *continued*

Strategy

Our 2025 climate risk and opportunity analysis shows that Pearson remains resilient to climate change and is not materially affected by current climate conditions. In making this assessment, we considered the actions needed to achieve our decarbonisation commitments, as well as the strategic and financial impacts of potential risks and opportunities. We concluded that these did not have a material impact on the carrying value of any assets and liabilities as of 31 December 2025, or the assessment of going concern, as we explain in further detail in note 1c to the financial statements.

By aligning our environmental priorities and business objectives, we are well placed to advance our sustainability commitments. For Pearson, most physical climate-related risks are associated with the company's print-based value chain, as these risks are influenced by physical hazards that can disrupt production or increase operating costs (including paper procurement, printing, logistics and distribution). Therefore, the company's drive towards digitalisation will further enhance our long-term resilience.

Our analysis also shows that large-scale cloud providers – including our business partners – are continuing to make significant investments in renewable energy. The increased availability of renewable energy overall is anticipated to accelerate the global transition towards cleaner power sources, supporting Pearson's own decarbonisation ambitions and helping to reduce operational costs.

Nonetheless, effective environmental management remains a priority, as climate change could raise the cost of doing business across the board due to increasingly scarce resources and rigorous regulations. We will therefore continue to pursue our decarbonisation objectives, collaborate with key partners, and comply with evolving requirements.

Thematic consolidation of identified risks and opportunities

To better understand how climate-related risks and opportunities relate to external drivers, all risks and opportunities were categorised under five overarching themes. These themes reflect the primary market, operational, regulatory and stakeholder dynamics influencing Pearson's risk exposure:

- **Digital transformation:** Captures transition and physical risks associated with Pearson's increasing reliance on digital infrastructure and hyperscaler partnerships. This includes exposure to rising energy costs, grid instability, and potential physical hazards affecting data centres, as well as opportunities linked to the efficiency and resilience of the digital value chain.

- **Operational delivery and non–digital product:** Encompasses impacts linked to Pearson's print-based value chain - in particular paper procurement, printing, logistics, and distribution. These risks are influenced by evolving carbon pricing mechanisms and climate-related hazards that can disrupt production or increase operating costs within Pearson's print-based product lines.

- **Climate policy and regulation:** Relates to the direct and indirect impacts of climate policy on Pearson's business operations and compliance obligations. This includes regulatory costs from emerging disclosure and reporting frameworks, emissions-reduction requirements, carbon offsetting, and energy-price volatility arising from shifts in policy ambition and regional carbon markets.

- **Changing markets:** Reflects the financial and strategic implications of shifting market dynamics driven by the global low-carbon transition. This theme captures both the risks and opportunities arising from evolving consumer preferences, investor expectations, and macroeconomic responses to climate change.

- **Stakeholder relations:** Encompasses reputational risks associated with meeting stakeholder expectations on climate performance and target delivery. This theme covers exposure to scrutiny from investors, governments and customers, including reputational consequences of delayed decarbonisation or misalignment with supplier sustainability commitments.

The table below provides an overview of Pearson's climate-related risks and opportunities:

Risk/opportunity description	Scale*	Mitigation levers
Physical risks		
Digital transformation — Potential interruption to digital content provision and purchasing platforms due to electricity power outages	Timeframe: Short-term Likelihood: Low Magnitude: Low Impact: Sales	Migrating content from cloud regions impacted by power outages to more resilient regions
Operational delivery and non-digital products — Physical hazards disrupting production and distribution from manufacturing, test centres and offices	Timeframe: Long-term Likelihood: Medium-High Magnitude: Low Impact: Sales	Shifting services to alternative locations. We have insurance policies in place that would cover the costs of structural damage and some lost sales.
Operational delivery and non-digital products — Physical hazards disrupting print production	Timeframe: Short-term Likelihood: High Magnitude: Low Impact: Opex	Shifting services to alternative locations and accelerating our transition to digital
Operational delivery and non-digital products — Increase in insurance cost/premium driven by climate and physical hazards	Timeframe: Long-term Likelihood: Low Magnitude: Low Impact: Opex	Reducing our property portfolio and shifting to lease agreements
Transition risks		
Digital transformation — Increased operating costs associated with electricity demand of digital infrastructure from data centres and hyperscalers	Timeframe: Long-term Likelihood: High Magnitude: Low Impact: Opex	Partnering with hyperscalers using high share of renewable electricity. Strengthening cloud efficiency and digital architecture optimisation
Operational delivery and non-digital products — Increased cost of raw materials and commodities as price of carbon grows and becomes more tangible in supply chain	Timeframe: Medium-term Likelihood: High Magnitude: Low Impact: Opex	Accelerating our transition to digital
Changing markets — Fluctuating operating costs due to fossil fuel derived energy versus renewables	Timeframe: Medium-term Likelihood: Medium-High Magnitude: Low Impact: Opex	Securing long-term virtual power purchase agreements

Risk/opportunity description	Scale*	Mitigation levers
Climate policy and regulation — Increased costs of climate-related compliance with uptick in regional regulatory requirements	Timeframe: Short-term Likelihood: Low Magnitude: Low Impact: Opex	Part of Pearson's compliance approach
Climate policy and regulation — Increased costs of compensating 10% of GHG emissions or less in 2050 and beyond	Timeframe: Long-term Likelihood: High Magnitude: High Impact: Opex	Included in Pearson's Climate strategy
Stakeholder relations — Missing decarbonisation goals due to value chain partners missing GHG emission reductions	Timeframe: Long-term Likelihood: Medium-High Magnitude: Low Impact: Sales	Working with companies that are also implementing and strengthening climate mitigation strategies
Opportunities		
Digital transformation — Having a less carbon intensive value chain due to digitalisation and reducing exposure to transition risks	Timeframe: Long-term Likelihood: Medium-High Magnitude: Moderate Impact: Opex	NA
Changing markets — Expanding climate-related learning and qualification services in response to greater demand for green skills	Timeframe: Long-term Likelihood: Medium-High Magnitude: High Impact: Sales	NA

* Impact scales:

Time horizons:
Short-term: within one year (2026)
Medium-term: between one and three years (2027-2029)
Long-term: more than four years (2030-2050)

Likelihood:
Low: 25%
Medium: 50%
High: 75%

Magnitude of impact:
Low: below £5m
Moderate: £5 - £20m
High: £20m and above

Financial impact
Sales – Sales generation
Opex – Operating costs

Sustainability *continued*

Risk management

The following section outlines the process used to analyse Pearson's climate-related risks and opportunities (R+Os):

Steps	Description	Methodology
1. Risk and opportunity identification and streamlining	Refreshed the long list of climate-related R+Os and grouped these by overarching themes (listed on page 47). A long list of 36 risks and seven opportunities were identified at this stage. After internal workshops, the list of R+Os has been refined with some items consolidated to improve clarity. At this stage, 11 physical R+Os and 23 transition R+Os were shortlisted.	• Integrate list of R+Os from Double Materiality Assessment. • Internal refinement workshops.
2. Impact scenario analysis	Independent environmental specialists, SLR, conducted in-depth research, climate scenario modelling and targeted data extraction (including web-scraped datasets) to obtain relevant emission factors, carbon price projections and macroeconomic indicators. Internal inputs were also used to ensure the analysis reflected business-specific exposure, including paper procurement volumes, energy consumption, operational expenditure and decarbonisation commitments. After several validation sessions, we were able to identify a list of ten key risks and two key opportunities as priority for further financial quantification.	• Three time horizons were defined and three climate scenarios were selected. • For each R+O, three aggregated risk scores were used, averaging the impact score under each climate scenario and three time horizons. • Each score was computed by combining the assigned magnitude and likelihood ratings. • An absolute materiality rating was derived using a normalised scale from 0% to 100%. This standardisation allowed all R+Os to be plotted along a common scale and prioritised based on their relative financial significance.
3. Financial risk scenario analysis	The financial materiality assessment was designed to ensure direct alignment with Pearson's Enterprise Risk Management (ERM) framework, enabling consistency between climate-related financial analysis and existing corporate risk processes.	• Modelled financial impacts by linking internal value drivers (e.g. spend on hyperscalers) to external scenario projections (e.g. electricity price forecasts). • The most stringent/conservative scenario attached to each risk and the maximum annual value for the period covering 2026 – 2050 was used to define the financial quantification.
4. Internal and external validation	Results are reviewed and validated to ensure alignment with internal risk materiality thresholds and financial reporting.	• The current analysis has been verified and validated by SLR's independent quality control team. • Results were validated by Internal Risk and Financial Reporting teams. • Relevant Executive team members, and the RRC, examined the results.
5. Building resilience	Results are embedded into the strategy to transition to a low emissions economy.	• Integrate climate risks into ERM processes. • Improve data and analytical systems to monitor ongoing climate exposure. • See our Climate Action Plan for transition-specific strategies: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.

Assessment parameters

Business scope and boundaries: The analysis of climate-related risks and opportunities was conducted across Pearson's global operations, covering the company's five core business units, key geographies, and value chain stages to ensure comprehensive representation of both operational and market exposure.

Climate scenarios: Climate scenario analysis is used to help organisations develop a more comprehensive and robust climate-ready business strategy. It entails examining how future changes in our climate could impact our business operations, finances, markets and supply chains in order to mitigate the impacts and build resilience.

To assess the potential impacts of climate-related risks and opportunities, SLR, a specialist environmental consultancy, applied a multi-scenario approach designed to test Pearson's exposure and resilience to physical risks (such as extreme weather events) and transition risks linked to policy changes, technological advances and market evolution towards a low-emissions economy. SLR used multiple reference models to define overarching scenario 'families' for the analysis:

Scenario 1. Orderly Transition — Represents a rapid, coordinated policy response consistent with limiting global warming to below 1.5°C. This scenario reflects decisive action and assumes early implementation of global carbon pricing and energy system transformation.

Scenario 2. Disorderly Transition — Reflects a delayed policy response, where substantive global climate action only occurs late in this decade or early 2030s. The result is a steeper and more disruptive decarbonisation pathway characterised by higher carbon prices, stranded asset risks, and accelerated cost escalation, resulting in a 1.6°C–2.7°C temperature rise.

Scenario 3. Hot House World — Assumes minimal further policy intervention beyond current commitments, leading to a high-warming trajectory (2.8°C–4.4°C) and significant increases in physical climate impacts, such as heat stress, flooding and supply chain disruption.

Our climate-related risks are integrated into our various risk management processes, depending on the nature of the risk. For example: physical risks are integrated into business continuity planning by the Central Workplace team; the Centralised Procurement team oversees the costs and availability of paper; and other transition risks, such as changes in regulations, are managed by regulatory alert systems held in the Legal function.

The Sustainability team and the relevant Communications team share the responsibility of managing wider stakeholder expectations and stakeholder engagement.

Metrics and targets

Our GHG emissions reduction targets, which have been approved by the Science Based Targets initiative (SBTi), include:

- Achieve a 50% reduction in GHG emissions across our operations and value chain by 2030 from a 2018 baseline
- Achieve at least 90% reductions in GHG emissions across our value chain from a 2018 baseline, and meet our net zero target by 2050

Our GHG emissions data (metric tonnes CO_2e)[1]

	2025	2024
Scope 1	3,701	4,094
Scope 2 (location-based)	11,598	13,938
Scope 2 (market-based)	9	11
Scope 3 (location-based)	248,645	261,700
Scope 3 (market-based)	250,005	263,048
Total — location-based	263,945	279,732
Total — market-based	253,715	267,153
Intensity ratio — tCO_2e/£m sales (market-based methodology)	71	75

Our full set of environmental data and the methodology used for calculations can be found in the next section of this report.

The most material categories of scope 3 GHG emissions represented in our figures include: Purchased goods and services; Upstream transportation and distribution; Business travel; and Employee commuting. These categories represent approximately 90% of our location-based emissions.

A breakdown of data for each category can also be found in the external assurance report on our website: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.

1. In 2025, we updated our 2018 baseline alongside our 2023 and 2024 GHG emissions data to reflect methodology changes as well as acquisitions and disposals, contributing to more granular data insights. An independent third party, SLR, verified and assured this process.

Sustainability *continued*

Our sustainability performance data

Notes on our data

This report provides a summary of Pearson's business and sustainability governance, strategy, risk management approach and performance for the financial year 2025. Qualitative and quantitative information in the sustainability-related disclosures refers to 1 January 2025 to 31 December 2025, aligned with our financial reporting period.

We have included all Pearson entities in the sustainability-related disclosures, across all material topics and data. The Reputation and Responsibility Committee has reviewed progress against our key areas of responsibility throughout this report.

We continue to provide information about sustainability-related risks and opportunities in line with the Global Reporting Initiative (GRI) standards and the Sustainability Accounting Standards Board (SASB) standards. See our GRI and SASB disclosures here: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.

Environmental data: GHG emissions and energy calculation methodology

We calculate our GHG emissions data following the requirements of the GHG Protocol Corporate Accounting and Reporting Standard (revised edition: https://ghgprotocol.org/sites/default/files/standards/ghg-protocol-revised.pdf). For scopes 2 and 3, we use the dual reporting methodology (location- and market-based approaches), in accordance with best practice. We use some of the latest emission factors from recognised public sources, including (but not limited to) the UK Department for Energy Security and Net Zero (DESNZ), the International Energy Agency, the US Energy Information Administration, Watershed's Comprehensive Environmental Data Archive (CEDA) and the Intergovernmental Panel on Climate Change (IPCC). We also use the latest global warming potential projections from the IPCC's Fourth Assessment Report (https://www.ipcc.ch/assessment-report/ar4/).

In 2025, we updated our 2018 baseline alongside our 2023 and 2024 GHG emissions data, contributing to more granular data insights. An independent third party, SLR, verified and assured this process.

Our energy use data includes fuel combustion and purchase of electricity, heat, steam and cooling consumption in MWh, and vehicle fuel use converted from mileage into MWh using DESNZ conversion factors.

For more information, including a breakdown of our GHG emissions data per category, see SLR Consulting's assurance statement, here: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.

Environment

Pearson was not subject to any environmental fines in 2025.

Greenhouse gas (GHG) (carbon dioxide equivalent) emissions overview (metric tonnes CO_2e)[1]

	2025	2024[1]	Notes
Scope 1	**3,701**	4,094	Our GHG emissions reduction targets include:
Scope 2 (location-based[2])	**11,598**	13,938	• Achieve a 50% reduction in GHG emissions across our operations and value chain by 2030 from a 2018 baseline
Scope 2 (market-based[3])	**9**	11	
Scope 3 (location-based[2])	**248,645**	261,700	• Achieve at least 90% reductions in GHG emissions across our value chain from a 2018 baseline, and meet our net zero target by 2050
Scope 3 (market-based[3])	**250,005**	263,048	
Total – location-based[2]	**263,945**	279,732	Our total market-based GHG emissions decreased by 5% and total location-based GHG emissions decreased by 6% from 2024.
Total – market-based[3]	**253,715**	267,153	
Total scope 1 and 2 (location-based[2])	**15,299**	18,032	Compared to our 2018 baseline, we have cut total market-based emissions by 43% and location-based emissions by 44%, putting us on track to achieve our target of halving our emissions by 2030.
Total scope 1 and 2 (market-based[3])	**3,710**	4,105	
UK scope 1	**550**	561	We have achieved our 2030 target for market-based GHG emissions (scope 2 – emissions from purchased electricity), primarily by downsizing our property portfolio, decommissioning emissions-intensive buildings and shifting to renewable electricity.
UK scope 2 (location-based[2])	**818**	831	
UK scope 2 (market-based[3])	**6**	5	
Total UK scope 1 and 2 (location-based[2])	**1,368**	1,392	
Total UK scope 1 and 2 (market-based[3])	**556**	566	Our scope 3 GHG emissions decreased 5% from 2024, primarily by downsizing our property portfolio, decommissioning emissions-intensive buildings and shifting to renewable electricity. We achieved a 43% decrease in scope 3 GHG emissions (location-based methodology) from our 2018 baseline, reflecting our transition to digital supply chains, reduced business transport and distribution operations and adoption of a hybrid working model.
Intensity ratio			
tCO_2e/£m revenue (market-based methodology)[3]	**71**	75	
Energy			
% electricity from renewable sources	**100%**	100%	
Total electricity consumption from renewable sources (MWh)	**30,770**	36,876	
Total electricity consumption from non-renewable sources (MWh)	**0**	0	Read more about our net zero strategy and progress in our Climate Action Plan and external assurance report, both accessible here: **https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.**
On-site generated electricity (MWh)	**0**	216	
Total gas consumption (MWh)	**12,610**	14,364	
Total fossil fuel consumption (MWh)	**13,266**	14,813	
Total energy consumption (gas, fuel, electricity, transport and other sources) (MWh)	**44,090**	51,851	
Total energy consumption UK (gas, fuel, electricity, transport and other sources) (MWh)	**5,764**	6,058	

1. In 2025, we updated our 2018 baseline alongside our 2023 and 2024 GHG emissions data to reflect methodology changes as well as acquisitions and disposals, contributing to more granular data insights. An independent third party, SLR, verified and assured this process.
2. The location-based methodology reflects the average emissions intensity of what is physically consumed through the grid.
3. The market-based methodology reflects emissions from electricity we have purposefully chosen through the purchase of unbundled EACs and green tariffs. We purchase renewable electricity in countries of consumption wherever possible. Where this is not possible due to market constraints or instrument availability, we purchase from neighbouring countries/regions.

Sustainability *continued*

	2025	2024	Notes
Resource use			
Paper used (t)	**19,720**	19,255	We achieved our target to procure our paper from certified sources (FSC, PEFC and SFI)[1] that set standards for sustainable forest management use. This target will be our minimum standard from 2026 onwards.
% Forest Stewardship Council (FSC)	**72%**	59%	
% Programme for the Endorsement of Forest Certification (PEFC)	**2%**	4%	
% Sustainable Forestry Initiative (SFI)	**26%**	30%	

	2025	2024[2]	Notes
Waste[2]			
Total waste generated (t)	**2,070**	1,754	We note an increase in year-on-year figures and this is due to an improvement in data quality.
% office waste recycled	**13%**	33%	

	2025	2024	Notes
Water			
Total water consumption (m³)	**193,537**	127,014	We note an increase in year-on-year figures and this is due to an improvement in data quality.

1. Of the paper we purchased in 2025, 83 tonnes were not certified due to local market constraints. This represents 0.4% of all paper purchased across the year.
2. In 2025, alongside our GHG rebaselining process, we updated our 2024 waste data to reflect methodology changes as well as acquisitions and disposals. An independent third party, SLR, verified and assured this process.

Social

Our employees

	2025	2024
Total average number of employees for the year[1]	**17,062**	17,024
Employees by geography (regional representation)[2]	**16,665**	17,116
US as of 31 December	**8,260**	8,821
UK as of 31 December	**3,472**	3,394
Rest of world as of 31 December	**4,933**	4,901
Gender diversity breakdown		
% permanent, regular employees	**98%**	98%
Male	**41%**	40%
Female	**58%**	59%
No data	**0%**	1%
% temporary, limited-term employees	**2%**	2%
Male	**31%**	31%
Female	**68%**	67%
No data	**1%**	2%
% full-time, regular employees	**82%**	79%
Male	**44%**	44%
Female	**56%**	56%
Not disclosed	**1%**	1%
% part-time, regular employees	**18%**	21%
Male	**28%**	28%
Female	**71%**	71%
Not disclosed	**0%**	0%

1. We calculate total average number of employees using a Full-Time Equivalent (FTE) methodology, as an average across the reporting period. Seasonal/temporary staff are excluded from the calculation. All other data in this table is as at 31 December 2025.
2. The 2025 employee volume excludes approximately 500 seasonal workers that have been reclassified to align with Pearson's current business structure and broader casual/seasonal worker policies.

Our Board and Pearson Executive Management team*

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in Pearson Executive Management	Percentage of Pearson Executive Management
Board and Pearson Executive Management team's gender identity or sex					
Male	5	42%	3	7	58%
Female	7	58%	1	5	42%
Other categories	0	0%	0	0	0%
Not specified/prefer not to say	0	0%	0	0	0%
Board and Pearson Executive Management team's ethnic background					
White British or other White (including minority-white groups)	8	67%	3	7	58%
Mixed/multiple ethnic groups	2	17%	0	1	8%
Asian/Asian British	1	8%	0	2	17%
Black/African/ Caribbean/ Black British	0	0%	0	0	0%
Other ethnic group	1	8%	1	2	17%
Not specified/prefer not to say	0	0%	0	0	0%

*Prepared in accordance with UK Listing Rule 6.6.6R(10) as at 31 December 2025. As prescribed by this rule and for the purpose of this disclosure, the Pearson Executive Management includes the Company Secretary. We collected the data contained in the tables above as part of the annual declaration process, whereby the Board and the Pearson Executive Management team received declaration forms for self-completion. The declaration forms included, for all individuals whose data is being reported, the same questions relating to ethnicity and gender. The data is used for statistical reporting purposes and is provided with consent.

Sustainability *continued*

Female leadership breakdown (%)

	2025[1]	2024[2]
Senior leadership	**29%**	33%
Operational leadership	**47%**	46%
Management	**54%**	47%

Turnover

	2025	2024
Turnover rate, total average for the year[3]	**3,031/18%**	3,331/19%
Voluntary turnover	**2,192/13%**	2,309/13%
Involuntary turnover	**839/5%**	1,022/6%
Turnover by gender		
Total female	**1,854/11%**	2,052/12%
Total male	**1,118/7%**	1,239/7%
Non-binary	**13/0%**	8/0%
Not disclosed	**46/0%**	32/0%
Turnover by age group		
Under 30 years old	**789/5%**	901/5%
30–50 years old	**1,307/8%**	1,462/8%
Over 50 years old	**914/5%**	961/6%
No data	**21/0%**	7/0%



New hires

	2025	2024
Total number and rate of new employee hires (number of hires/average headcount)[3]	**3,117/18%**	2,799/16%
Total number of new hires – female	**1,849/59%**	1,710/61%
Total number of new hires – male	**1,144/37%**	1,018/36%
Total number of new hires – non-binary	**11/0%**	13/0%
Total number of new hires – not disclosed	**113/4%**	58/2%
New hires by age group		
Under 30 years old	**1,007/32%**	893/32%
30–50 years old	**1,396/45%**	1,248/45%
Over 50 years old	**695/22%**	647/23%
No data	**19/1%**	11/0%

1. 2025 employee leadership categories and data reflect Pearson's new career architecture, rolled out in 2025.
2. For comparability with 2025 data, our 2024 employee leadership data has been recalculated to align with the new Career Architecture. Relevant employees who left the company by 31 December 2024 have not been included in these calculations as it is not possible to determine what their positions would have been within the new Career Architecture.
3. % calculated using average annual headcount (17,062 in 2025), not year-end position.

Governance

	2025	2024
Total number of concerns raised and investigated	**130**	115
Percentage of employees completing Code of Ethics certification or training*	**99%**	100%

*   The figure stated here was correct at 31 December 2025. 100% was achieved by 31 January 2026.

Risk management

Effective risk management is essential to executing our strategy, achieving sustainable shareholder value, protecting our brand and ensuring good governance

Risk oversight

Risks are managed by members of the Pearson Executive Management (PEM) team, either on a business unit basis or by function (as set out in the Accountability for principal risks section on pages 66-67.

Risk owners conduct regular risk reviews with their leadership teams, consulting others where appropriate, including technical specialists within their business unit or operating in one of the centres of expertise. Risk reports are shared with key stakeholders, including the Enterprise Risk Management team, and are discussed at PEM meetings.

The Audit Committee has the delegated responsibility for reviewing the effectiveness of our procedures for identifying, assessing, managing and reporting risk.

Each business unit is expected to present an overview of its risk register to the Board at least annually, and to provide an annual deep dive on key risks, supported by central Risk team experts as required. Deep-dive sessions are also held at the Audit Committee with enterprise-wide functions such as Tax, Treasury and Cyber security.

The Board uses these deep-dive sessions to understand the rigour of management's risk scanning and to challenge any judgements in response to risks.

The Internal Audit team provides independent assurance to the Audit Committee on the design and effectiveness of internal processes, to mitigate strategic, financial, operational and compliance risks. Internal audit plans are aligned to the principal risks but also consider other key risk areas and other assurances available. Plans are agreed in advance with the PEM team and the Audit Committee.

We have also been looking at addressing the requirements of the new UK Corporate Governance Code Provision 29, effective 1 January 2026. We aim to achieve a proportionate and practical response to the new declaration, and we have identified 'material controls'. We have worked with peers, accountancy firms and our auditors to understand emerging best practice in this area. Throughout 2025, the team has been reviewing the mapping of controls to principal risks, and we have worked closely with the Audit Committee which has oversight of this process. Further information can be found in the Governance section on page 110.

Risk environment

We operate in markets in learning, content, assessment and qualifications where we have held leading positions over several years as businesses and markets have become more digital.

Factors affecting the markets in which we operate include our position as an accredited provider of high-stakes tests, organisational capability, competitive dynamics, learner preferences and delivery methods, including the growing adoption of AI tools and the reputation of companies operating in the market. We seek to maximise the opportunities arising from these changing market conditions, balanced with appropriate monitoring and understanding of associated risks.

Further information on our business units and key markets are in the Strategy section on pages 12-16.

Risk management continued

The table below sets out our governance structure for risk management.

1. Pearson plc Board (oversight)

- Responsible for Pearson's strategy
- Responsible for reviewing management's assessment of our principal risks
- Approves the annual budget and long-term financial plans
- Determines risk appetite in line with our strategy
- Monitors and reviews the internal control framework, covering all material controls as identified by the requirements of the new UK Corporate Governance Code Provision 29, and their effectiveness, with support from its Committees as it deems appropriate.
- Conducts targeted reviews of key risks

2. Audit Committee (oversight)

- Provides oversight to the Board concerning the integrity of Pearson's procedures for identifying, assessing, managing and reporting on risk and obtains assurance from internal/external auditors
- Monitors and evaluates our compliance and risk management processes and control programmes
- Approves our risk management framework
- Approves internal audit plans

3. Reputation & Responsibility Committee (oversight)

- Considers our impact on the communities in which we operate, including ensuring that we have risk management processes in place to manage relevant risks

4. Pearson Executive Management (PEM) (identification, assessment and mitigation)

- Comprises the CEO, CFO and other senior leaders (see pages 76-78)
- Accountable for ensuring that risks are mitigated in line with risk appetite
- Responsible for executing our strategy
- Responsible for reviewing and approving our principal risks, mitigation plans and controls
- Reports to the Audit Committee on risks, where required

5. Enterprise Risk Management function (identification, assessment and mitigation)

- Prepares our risk management framework
- Maintains our risk register and list of principal risks
- Reviews risks with business units to assess and monitor risk exposures
- Prepares a consolidated risk view for the PEM
- Provides oversight over risk management activity
- Reports to the Audit Committee on risks

6. Senior leadership (identification, assessment and mitigation)

- Responsible for monitoring, mitigating and reporting on risk
- Responsible for operation and effectiveness of material controls
- Risk committees within each business unit assess the principal risks and implement further sub-committees as appropriate for business unit-specific exposures

7. Technical specialists (identification, assessment and mitigation)

- Functional heads work in conjunction with Group technical experts to monitor and manage significant risks. These experts provide operational support, guidance, policy and advice

8. Risk management experts (identification, mitigation and assurance)

- Dedicated teams providing guidance, review and assurance over key operational and financial risks including finance, legal and compliance

9. Pearson personnel (identification, assessment and mitigation)

- Personnel across Pearson are trained in relevant risk management to identify, assess, mitigate and escalate risks
- Responsible for operation and effectiveness of individual controls, including SOX controls

Internal Audit function (assurance)

Our Internal Audit function is responsible for providing independent assurance to management, the Board and the Audit Committee on the design and effectiveness of internal controls, to mitigate strategic, financial, operational and compliance risks.

Risk identification and monitoring

Our risk identification processes follow a dual approach. Firstly, we take a top-down view that considers strategic risks across Pearson. We then take a bottom-up approach at a business unit or functional level, to identify and assess a complete list of each business unit's risks, with key risks highlighted in management reporting and in each business unit's long-range plan.

We conduct detailed interviews throughout the year with each business unit to assist with risk assessment and management. We then rank risks according to their likely impact as principal risks, significant near-term risks, emerging risks or other risks.

Classification as principal risks, significant near-term risks and emerging risks

We define our principal risks as those that could have a significant and ongoing effect on the Group's valuation by reducing the demand for, or profitability of, our products and services. Our Group assessment considers multiple dynamics including the duration, velocity and size of the potential impact. Effective management of these risks is essential to executing our strategy, achieving sustainable shareholder value, maintaining our reputation and ensuring good governance. However, these risks do not comprise all risks associated with our business and are not set out in priority order. Additional risks that are as yet unknown to management, or currently deemed to be less material, may also have an adverse effect on our business.

Significant near-term risks are risks that could have a significant near-term cash impact or affect our short-term results but would not be expected to have a significant ongoing effect on the Group's valuation.

Emerging risks are risks that we believe are well mitigated in the short term but may represent a significant future opportunity or threat. These include company-specific risks and risks affecting the macro economy.

Principal risks

The Board has undertaken a robust assessment of the current risks facing Pearson, in accordance with Provision 28 of the 2024 UK Corporate Governance Code. This assessment identified the following principal risks, as well as a number of emerging risks and risks that, while more modest, could have a significant near-term impact.

For each of our principal risks, the tables on pages 58-65 identify:

- change in the risk over the last 12 months
- movement and outlook for that risk
- management actions
- link between the risk and Group strategy
- our risk tolerance
- examples of the risk
- risk 'contagion', i.e. the extent to which issues in one area could increase the risk in other areas
- assessed risk 'velocity', i.e. an indication of the speed at which a risk could materially impact the Group



Risk management *continued*

Accreditation risk

Description

Termination or modification of accreditation due to policy changes or failure to maintain the accreditation of our courses and assessments by states, countries and professional associations, reducing their eligibility for funding or attractiveness to learners. Regulatory bodies may also require modification of tests to continue to receive accreditation which may reduce the convenience to learners or increase the cost of delivery.

Movement and outlook

The risk increases from moderate-high to a high level. There are ongoing geopolitical developments alongside proposed modifications to UK immigration testing and vocational qualification frameworks, all of which present potential disruptions to markets where we have a leading presence. Nonetheless, no significant reforms in US markets have occurred and we have successfully retained a high level of Assessment & Qualifications contracts in 2025. Pearson has long-standing relationships and delivery capability across key markets, and Pearson's brand and track record are seen as competitive advantages in a changing environment. International expansion is a key focus for many of the business units and assumptions are made that there are no major geopolitical situations, or government policy changes, in key growth areas.

The risk is expected to remain at an elevated level for the foreseeable future.

Management actions

1. Focus on creating a culture where learners and regulatory awarding bodies can depend on Pearson and know that we will meet their standards. We recognise our obligations, particularly in the testing space, to ensure a focus on flawless or near-flawless execution of marking and delivering assessment results and take actions accordingly.
2. Continuing to evolve and enhance our security, data and governance standards to ensure we continue to meet and exceed required standards to be an accredited provider.
3. Broadening the range of services we offer and our range of stakeholders.
4. Pearson has long-standing relationships, delivery capability and country ambassadors across key international markets and Pearson's brand and track record are seen as competitive advantages in a changing environment.

Link to strategy	Assessment and verification is at the core of our strategy.
Risk tolerance	Low – we seek to operate in stable, well-regulated markets with known requirements to be accredited, and have a low tolerance for taking risks that may jeopardise that accreditation.
Examples of risks	• Political • Regulatory
Risk contagion	Accreditation risks are likely to have a financial impact but have limited risk of contagion.
Risk velocity	Changes in regulation or loss of contracts could occur within a 12-month period.

Artificial Intelligence (AI), content and channel risk

Description

The risk that our intellectual property is harder to protect as a result of increased content generation through AI, and that our content and method of delivery (channel) is, or is perceived to be, insufficiently differentiated in terms of outcomes or learner experience. This could lead to lost sales and a significant decline in our market value.

Movement and outlook

The risk remains at a moderate-high level. How learners access content presents a medium-term risk, as institutions and students may question the value of traditional models. We are also conscious that public sentiment and regulatory considerations have also emerged around the use of AI in high-stakes assessments. Nonetheless, Pearson's strength lies in delivering outcome-focused, trusted, pedagogically sound content at the intersection of instructor, learner and content.

Significant progress has been made in our use of large language models. We have taken a proactive approach in leveraging advanced AI technology positions and have successfully integrated AI tools into courses. We have continued to develop AI tools across all business units, seeing evidence of it driving commercial success as well as driving improved learning outcomes and higher grades, as noted among Virtual Schools students. Our strategic partnerships with hyperscalers are accelerating the modernisation of Pearson's products, facilitating us to leverage AI to better serve our customers. We are also implementing AI-driven tools to customer service and enhance overall experience. Furthermore, in 2025, we hired a new Chief Business Officer to support sales teams in capturing upsell and cross-sell opportunities.

The risk is projected to remain heightened for the near term and beyond.

Management actions

1. Establishing a centralised data and AI solutions hub to set governance, and oversight, supported by AI delivery squads that enable a cohesive, Pearson-wide Responsible AI function.
2. Embedding AI into content creation products and services, creating efficiencies and helping us reach the market quickly. For example, the broad roll-out of custom AI assessment tools to all teachers in Virtual Schools is driving increased adoption and usage.
3. Driving innovation and development of next-generation products that infuse AI into products across our business units and enable us to align to individual learning needs: for example, creating AI chatbot integration in the Longman English app, and AI study tools in Connections Academy Virtual Schools which have led to improved outcomes and higher grades among students.
4. Reducing piracy and managing and enforcing intellectual property rights including via legal enforcement, where appropriate.
5. Targeted approach to capital allocation focused on opportunities in the higher-growth segments of the markets which we serve and a deep focus on product innovation.
6. Strategic partnerships with hyperscalers accelerating the modernisation of Pearson's products, enabling us to leverage AI for greater customer value.

Link to strategy	AI has been identified as a key seismic trend providing growth opportunity.
Risk tolerance	Medium – this is a strategic risk, and we should be rewarded for successfully developing and delivering products and services that consumers value. Some risk is accepted to ensure the learner remains at the centre of what we do.
Examples of risks	- Intellectual property protection - Method of delivery - Speed of innovation
Risk contagion	Failure to deliver high-quality and engaging products and services may have an impact on our reputation and responsibility risks and on meeting customer expectations.
Risk velocity	Significant short-term impacts are less likely due to our 2025 product strategy using AI as a growth driver and scaling AI across our products and services. Due to longer-term contracts or the time required for educators or learners to learn how to use new products and services, it is more likely that any impact will be felt over years.

Risk management *continued*

Capability risk

Description

Inability to meet our contractual obligations or to transform as required by our strategy, due to infrastructure, systems or organisational challenges.

Movement and outlook

This risk reduces from a moderate-high to moderate level as we shift to execution against an evolved strategy, although we are cognisant of risks around talent, operational capacity and governance. Nevertheless, disciplined oversight of talent expenditure, alongside continued workforce investment, positions the organisation to strengthen capabilities and maintain operational resilience in the coming years. During 2025, a unified marketing organisation and e-commerce strategy has been established, enhancing both strategic alignment across our business units and our operational efficiency. Strategic partnerships have been announced and progressed across hyperscalers and professional services partners.

We expect the outlook to be similar for the near future.

Management actions

1. Risk ratings are assigned to each system, with plans to ensure system uptime. Recovery strategies are established to minimise disruption, enabling customers to maintain functionality or resume operations as quickly as possible in the event of downtime.
2. Regular patching, employee training and security measures, such as multi-factor authentication, help to ensure the stability and security of our key systems.
3. Dedicated resources to focus on testing and developing AI products and to understand evolving market capabilities.
4. Business continuity planning to ensure that we are able to respond should a key customer or supplier fail.
5. Enhanced focus on developing products that serve new markets and user groups, and cross-selling between business units, as well as product bundling.
6. Monitoring employee engagement and investing in our leaders to support key talent retention and effective succession planning.
7. Increasing clarity on our performance expectations for every role across the company, driving collaboration in pursuit of value.
8. Regularly reviewing our cost base to ensure competitiveness and identifying options for efficiencies.
9. A focus on the remediation of technical debt, supporting platform consolidation and creating a unified user profile, providing an integrated view of Pearson for users across multiple products.
10. Robust governance over our strategic transformation initiatives is in place with strong executive sponsorship.

Link to strategy	Core performance has been identified as a key strategic growth opportunity.
Risk tolerance	Medium – we aim to ensure we have the capability to deliver strategic objectives, requiring strong coordination and planning, without stifling innovation.
Examples of risks	• Business resilience • Business transformation and change • IT resilience • Safety and corporate security • Talent
Risk contagion	Failures in capability could result in increased reputation and responsibility risk and failures to meet customer expectations.
Risk velocity	Failures of capability could impact within six to 12 months.

Competitive marketplace risk

Description

Significant changes in our target markets could make those markets less attractive. This could be due to significant changes in demand or in supply, which impact the addressable market, market share and margins (e.g. changes in enrolments, in-sourcing of learning and assessment by customers, open educational resources, a shift from in-person to virtual learning or vice versa, or innovations in areas such as generative AI).

Movement and outlook

The risk remains high due to competitive pressures affecting business units, for example, increased migration policy restrictions and tight migration policies impacting market size and demand for Pearson Test of English and demographic headwinds in Higher Education. Nonetheless, we remain focused on monitoring and proactively managing the evolving competitive landscape throughout our businesses.

Across many of our business units, we are increasing exposure to markets with favourable demographic shifts, successfully incorporating innovative technologies into our products and launching new offerings that expand our addressable market, such as the PTE Express Test offering an accessible test for US-bound learners, and Communication Coach launched inside Microsoft 365. We are also expanding into faster-growing adjacent segments of the learning market such as Early Careers.

In Virtual Learning we have seen strong enrolment growth for the 2025/2026 academic year as well as operational improvements and have expanded academic offerings including career programmes.

Our Enterprise Solutions product pipeline remains a key priority, complemented by the development of strategic partnerships with hyperscalers and other major partners to increase visibility and expand our presence within the enterprise market. Notably, we have secured a strategic vocational skilling contract for the construction sector in Saudi Arabia.

The risk is expected to remain elevated for the next 12 months, due to the ongoing competitive landscape in many of our business units.

Management actions

1. Working in partnership with customers, including IP owners, in our Assessment & Qualifications and Virtual Learning business units, to ensure that our customers' needs are being met, resulting in high retention rates on the long-term contracts in place.

2. We are advancing Pearson's presence within the enterprise market by making strategic partnerships with hyperscalers including Microsoft, AWS and Google Cloud, while expanding our reach with professional services partners such as HCLTech, Deloitte and Cognizant.

3. Undertaking competitive analysis to monitor and respond to competitive threats, with decentralised teams able to mobilise quickly to maximise opportunities and manage risk.

4. Our strategy involves targeted expansion into adjacent markets, including Early Careers, supported by the acquisition of eDynamic Learning, alongside increased investment in emerging markets with positive demographic trends.

5. Accelerating Pearson Test of English recognition in key student mobility markets through targeted marketing initiatives to drive growth, alongside expanding our offerings such as the recent launch of the PTE Express Test to serve the US-bound study market.

6. The implementation of a unified brand architecture to clarify Pearson's product offerings and plans to reinforce market differentiation in the enterprise sector by leveraging its established learning and assessment brands.

Link to strategy	Targeted market expansion has been identified as a key strategic growth opportunity.
Risk tolerance	Medium – this is a strategic risk associated with successfully selecting attractive global opportunities and seizing them. We seek to lead the shift to digital ways of learning and consequently to maintain strong market positions.
Examples of risks	• Substitutes • Market pricing • Product differentiation • Consumer learning preferences
Risk contagion	Changes in the competitive marketplace could increase portfolio change.
Risk velocity	We expect changes in the global learning market over our five-year planning horizon, but the timing and pace of such changes is uncertain. Assessment & Qualifications and Virtual Learning benefit from long-term contracts, which reduce potential velocity in these business units.

Risk management *continued*

Customer expectations risk

Description

Rising end-user expectations increase our need to offer differentiated value propositions, risking margin pressure to meet these expectations and potential loss of sales if not successful.

Movement and outlook

The risk has remained at a moderate level. Our delivery across business units has met customer expectations.

Efforts across business units are focused on developing products to enhance customer experience, such as the implementation of AI for personalised lessons, as exemplified by the Digital Language Tutor and AI Study Tools launched in 2025. We are also integrating our assessment capabilities directly into McGraw Hill's K12 curriculum solutions, thereby enhancing the personalised learning experience for students. We have also launched Revibe, an AI-enabled wearable designed to help individuals build skills in focus, attention and self-regulation, and our NPS in Virtual Learning remains strong.

The newly established Revenue Operations team aims to enhance the alignment between marketing, sales and customer success operations, thereby providing Pearson's customers with a more seamless experience.

The creation of the Global Enterprise Sales team within Enterprise Learning & Skills has consolidated Pearson's enterprise sales efforts into a single, cohesive unit, enabling us to meet customer needs with a comprehensive suite of solutions.

We expect the outlook to be similar for the next 12 months.

Management actions

1. Monitoring and targeting strong NPS scores, responding to customer feedback.
2. The Group's direct to consumer offerings such as Study Prep provide valuable insights about usage.
3. Our service businesses conduct regular reviews with customers to ensure that their expectations are well understood and met and, where gaps arise, we are taking steps to address these concerns.
4. A unified Global Enterprise Sales team sharpens our focus and enables us to better meet enterprise customers' needs.

Link to strategy	Focus on delighting our customers and meeting their expectations.
Risk tolerance	Medium – this is a strategic risk, and we should be rewarded for successfully developing and delivering products and services that learners value. Some risk is accepted to ensure the customer remains at the centre of what we do.
Examples of risks	• Customer experience • Data architecture and usage • Accessibility
Risk contagion	Failure to produce products and services meeting customer expectations could also impact reputation and responsibility risks.
Risk velocity	Typically, one to three years, as long-term contracts run off.

Portfolio change risk

Description

Failure to effectively execute desired or required portfolio changes to promote scale or capability and increase focus on key business units and geographic markets, due to either execution failures or inability to secure transactions at appropriate valuations.

Movement and outlook

The risk remains at low-moderate. In 2025, we announced the acquisition of eDynamic Learning, a leading Career and Technical Education (CTE) curriculum solutions provider, enabling us to broaden capabilities and scale our position in the fast-growing Early Careers space.

We expect the outlook to be similar for the next 12 months.

Management actions

1. Including investment plans in our strategic plans, aligning requirements with business unit structure.
2. A Capital Committee governance structure is in place with an Executive Committee for the review, analysis and approval of M&A transactions, as well as reviewing integration of acquisitions.
3. An experienced Corporate Finance team to execute transactions, supported by a dedicated post-deal Operations team.
4. Pearson Ventures allows us to take stakes in companies in early funding rounds supporting growth through innovation.
5. Clear rules of engagement for any M&A activity.

Link to strategy	Capital allocation is a core element of our strategy.
Risk tolerance	Medium – we seek to carefully balance the opportunity to achieve growth through increasing capability and/or scale with the execution risk of portfolio change.
Examples of risks	• Identification of requirements • Achieving value on acquisitions/disposals • Integration of acquisitions
Risk contagion	Failures in managing portfolio change could impact capability and the ability to meet customer expectations.
Risk velocity	The speed of achieving the full benefits of an acquisition will vary depending on the size and scope of the acquisition, but typically from six months for a simple small acquisition, to two years for a larger complex transaction.

Risk management *continued*

Reputation and responsibility risk

Description

Reputational and responsibility risks involve failing to meet obligations and demands of key stakeholders, including legal, regulatory, ethical and behavioural expectations. These risks extend beyond direct consequences to include broader societal and cultural perceptions. Risks arise not only from our actions, but also from being perceived as misaligned with societal expectations or ideological divides, especially in a polarised environment.

Movement and outlook

This risk remains at moderate-high. The market has experienced several high-profile data breaches and incidents of fraud perpetrated through the use of deep fakes, and training has been ramped up for both employees and contractors.

We aim to operate in a highly reputable and responsible manner and so we intend to maintain strong mitigations to reputation and responsibility risks. However, numerous threats exist including from those who seek to do harm to the Group or to its customers, including nation-state actors, organised criminal rings and ransomware attackers, so constant vigilance is required. We continue to implement targeted initiatives to uplift cyber and data governance capabilities and protect against emerging threats in an evolving threat landscape.

The risk is expected to remain elevated for the next 12 months.

Management actions

1. Dedicated Risk Management teams throughout Pearson monitor and respond to key risks. These teams provide regular updates to senior management and report to the Reputation & Responsibility Committee or Audit Committee as relevant.

2. Mandatory training for all employees covers key reputational risks including cyber and data risks.

3. Insurance cover, where available, supports the Group financially in the event of major incidents.

4. Significant investment to ensure high levels of IT resilience, including enforcement of multi-factor authentication for all critical systems. Tools are in place to repel cyber threats and safeguard customer information.

5. A trust and safety governance framework is in place that covers data privacy, security and risk, assessing business impacts and ensuring accountability. We also conduct several industry assessments to benchmark against security best practices, namely National Institute of Standards and Technology Cyber Security Framework (NIST CSF), the NIST Privacy Framework (NIST PF) and Security Scorecard.

6. Strong financial controls are in place which are monitored by the Controls Steering Committee and Compliance teams, as well as local management.

7. An Incident Management Framework operates for effective incident management across a wide range of events and concerns. We undertake reviews after incidents and significant near-misses to allow lessons to be learned and any remedial actions to be put in place.

8. A going concern model is reviewed by senior management and is completed twice a year, or more often if there is a material event. We have a comprehensive treasury policy that addresses key financial risks, including capital risk, liquidity risk, foreign exchange risk and interest rate risk, with measurable targets and regular reporting to the Audit Committee.

9. Fraud assessments are completed by business units annually. A Speak-Up/ethics hotline is available for employees.

10. Comprehensive steps to safeguard students are in place including staff vetting, training and escalation processes. Staff sign an annual Code of Ethics declaration.

11. Our Government Relations team fosters constructive partnerships with policymakers and regulatory bodies to ensure we are aware of and have appropriate safeguards against emerging policy and political risks. It reports regularly to our Reputation & Responsibility Committee.

12. A highly skilled Legal team, supported by a global network of compliance officers, ensures our adherence to all applicable laws and regulations across our worldwide operations.

13. Governance is in place which ensures the timely and accurate reporting of all material and relevant information to comply with UK and US stock exchange regulations, including protocols relating to inside information.

Link to strategy	Our reputation and commitment to behaving responsibly underpin our strategy to be a trusted partner.
Risk tolerance	Low – we seek to be a highly trusted education and learning brand. Any significant failures could negatively affect our relationship with customers today and in the future.
Examples of risks	• Compliance with laws and regulations • Cyber security • Data privacy • Fraud • Insolvency • Safeguarding • Test failure • Use of third parties • Culture wars/polarisation of political views
Risk contagion	Significant failures in this area could increase our capability and accreditation risks and weaken our position in the competitive marketplace.
Risk velocity	Reputational risks could have a significant impact in a short period in the event of a significant issue.

Risk management *continued*

Accountability for principal risks

For each of our principal risks (shown in bold), the table below lists the accountable senior executive(s) for each sub-risk. In 2025, we added one new sub-risk, we created a new position of Chief Business Officer and we combined the roles of Chief Technology Officer and Chief Information Officer, which has led to changes in accountability (marked in the table below).

Risks	Accountability	Change since 2024
Accreditation risk		
Political and regulatory	General Counsel and Business Unit Presidents	No
Artificial Intelligence, content and channel risk		
Effective method of delivery (podcast, video, test, in-person, online)	Chief Product Officer and Business Unit Presidents	No
Intellectual property protection	General Counsel and Business Unit Presidents	No
Products and services – effective investment in own and third-party content	Chief Product Officer and Business Unit Presidents	No
Balance of content creation vs content purchased	Chief Product Officer and Business Unit Presidents	No
Speed of innovation	Chief Executive Officer, Chief Product Officer, Chief Strategy Officer, Chief Technology Officer and Business Unit Presidents	No

Risks	Accountability	Change since 2024
Capability risk		
Capability in sales	Chief Business Officer	Yes
Business resilience	General Counsel and Business Unit Presidents	No
Business transformation and change	Chief Executive Officer and Business Unit Presidents	No
IT resilience	Chief Technology Officer and Business Unit Presidents	Yes
Safety and corporate security	General Counsel and Business Unit Presidents	No
Talent	Chief Human Resources Officer and Business Unit Presidents	No
Failure to attract talent/ succession planning	Chief Human Resources Officer	No
Competitive marketplace risk		
Consumer learning preferences	Business Unit Presidents	No
Market pricing	Business Unit Presidents, Chief Business Officer	Yes
Product differentiation	Business Unit Presidents	No
Substitutes	Business Unit Presidents	No

Risks	Accountability	Change since 2024
Customer expectations risk		
Customer experience	Chief Product Officer, Chief Business Officer and Business Unit Presidents	Yes
Accessibility	Chief Human Resources Officer, Chief Product Officer and Business Unit Presidents	No
Data architecture and usage	Chief Technology Officer and Business Unit Presidents	Yes
Portfolio change risk		
Achieving value on acquisitions/ disposals	Chief Financial Officer and Chief Strategy Officer	No
Identification of requirements	Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer	No
Integration of acquisitions	Chief Financial Officer	No

Risks	Accountability	Change since 2024
Reputation and responsibility risk		
Compliance with laws and regulations	General Counsel and Business Unit Presidents	No
Cyber security	Chief Technology Officer	Yes
Safeguarding	General Counsel and Business Unit Presidents	No
Test failure	Assessment & Qualifications, English Language Learning and Enterprise Learning & Skills Business Unit Presidents	No
Data privacy	General Counsel and Business Unit Presidents	No
Use of third parties	Chief Financial Officer and Business Unit Presidents	No
Polarisation of political views/ cultural wars	General Counsel and Business Unit Presidents	No

Risk management *continued*

Significant near-term and emerging risks

The main near-term and emerging risks are shown in the table below, which also notes accountabilities and where the risk represents a change since the previous year.

Risks	Description	Accountability	Classification and change since 2024
Climate transition	Risks relating to sustainability and climate are outlined on pages 45-49. Expectations around climate change commitments and measurements change on a regular basis.	General Counsel and Business Unit Presidents	Emerging risk. No change.
Economic changes	Economic changes including high global inflation risks, recessions in global markets, high interest rates and supply chain disruption could increase the cost of production for Pearson and put pressure on school, enterprise and consumer budgets, reducing demand for our products and services.	Chief Financial Officer, Chief Executive Officer and Business Unit Presidents	Significant near-term risk. No change.
Tax	The outcome of tax decisions relating to prior year transactions in Brazil and the UK could lead to significant cash costs.	Chief Financial Officer	Significant near-term risk. No change.
Sanctions and geopolitics	High levels of geopolitical volatility have led to the increased use of sanctions, which could inhibit our ability to trade or, if inadvertently breached, could lead to fines, penalties and actions against officers. We have offices in Israel, which could be affected by the ongoing conflict in the region, and further new conflicts also pose risks.	Chief Executive Officer and General Counsel	Significant near-term risk. No change.

We identify and monitor emerging and near-term significant risks in several ways:

- Horizon scanning by teams
- Consulting with external advisers and subject matter experts
- Drawing on external and academic publications such as the World Economic Forum Global Risk Report
- Keeping up to date with regulatory changes and industry benchmarks
- Bottom-up reviews by the management of each business unit
- A top-down review of the business risk registers to identify any new or emerging risks

Emerging risk management ensures that potential threats are identified early, with response plans assessed to strengthen the Group's readiness should they arise. Our processes are designed to detect new and evolving risks promptly and to analyse them in depth to understand the potential impact on the Group.

Risk assessment of prospects and viability

Corporate planning process

The Board assessed the prospects of the Group using the Group's five-year plan, reviewing going concern over the period to 30 June 2027 and viability to 31 December 2030. The five-year period corresponds to Pearson's strategic planning process, which is discussed by the Board at least annually and represents the time over which the Group can reasonably predict market dynamics and the impact of additions to the product portfolio.

The strategic plan takes account of a range of factors including market conditions, the likely impact of principal and other significant risks to the Group, product and capital investment levels, as well as available funding. Pearson's strategy and business model are discussed in more detail on pages 12-16.

Viability assessment approach and outputs

Base case five-year plan

In considering going concern and the viability of the Group, the five-year plan was used as the base case model for assessment. Sales, profits and cash are forecast to grow in the base case. The company or its subsidiaries have no debt maturities within the going concern assessment period.

Severe but plausible downside model

A severe but plausible model was prepared based on the base case adjusted for the probability-weighted impact of all principal risks as well as other significant risks. The net impact of the risks modelled was to reduce free cash flow during the 18-month going concern assessment period by 41%.

At 31 December 2025, the Group had available liquidity of £1.3bn comprising central cash balances and the undrawn element of its $1.8bn Revolving Credit Facilities (RCFs) maturing June 2028 and February 2029. While the current extension options for both RCFs allow for a potential maturity in 2030, consistent with historical practice, Pearson anticipates refinancing the facility within the next five years to ensure liquidity beyond the testing period.

Under the severe but plausible downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment before considering mitigating actions.

Reverse stress tests

Two reverse stress tests were modelled to determine the reduction in profit versus the plan that would be required to exhaust liquidity.

In the case of the going concern assessment, the profit reduction needed before 30 June 2027 was calculated. The model showed that significant profit declines in excess of the severe but plausible scenario were required in both 2026 and 2027 to exhaust liquidity.

For viability, the profit reduction and consequent reduction in cash flow needed to exhaust liquidity in 2030 was calculated, requiring a cumulative reduction in excess of those identified in the severe but plausible downside case.

Conclusion

Based on the results of these procedures, and considering the Group's strong balance sheet, the Directors have a reasonable expectation that Pearson will be able to continue in operation and to meet its liabilities as they fall due over the five-year period ending 31 December 2030. Further details of the Group's liquidity are shown in the Financial review on pages 25-31.

Below are the major inputs included in the severe but plausible scenario:

Accreditation

- Risks associated with potential political and regulatory changes in US Student Assessment, UK & International Qualifications and Virtual Learning
- Migration policy changes in key markets and the effect they may have on demand and market size for Pearson Test of English

AI, Content and Channel

- Loss of sales due to AI-related risks and poor choice of content and/or channel

Capability

- Risks associated with transformation and efficiency programmes if not executed or implemented with sufficient speed, or failure to deliver successfully
- Strategic initiatives and partnerships affecting short-term capability risk

Competitive Marketplace

- Long-term competitive pressure on US Student Assessment contracts
- Revenue declines in Higher Education due to demographic shifts as well as the general competitive environment
- Enrolment growth declines in Virtual Learning
- Strategic initiatives and partnerships affecting short-term competitive market risk
- Challenging market environment in English Language Learning

Customer Expectations

- Additional costs to provide higher than planned functionality and levels of user experience

Portfolio Change

- Failure to achieve anticipated acquisition synergies

Reputation and Responsibility

- Potential cyber and data breaches negatively impacting reputation on an ongoing basis
- Potential safeguarding incidents negatively impacting reputation on an ongoing basis

Recession and inflation

- Potential for increased costs and lower sales because of a weak macro environment

Governance report



Omid Kordestani
Chair

Chair's letter

Dear fellow shareholders,

It is a pleasure to introduce our Governance report for 2025. This was another successful year filled with strategic progress and innovation, including long-term strategic partnerships, further embedding of AI across our products and services, and good financial performance, which you can read more about throughout this annual report.

Strategy and performance

The Board continues to be heavily engaged with the management team in overseeing the implementation of our strategic goals, with particular focus on initiatives around people and culture, product excellence and operationalising the company's new strategic partnerships. In addition to execution oversight, the Board undertook a detailed strategy-focused meeting with management in June 2025, reflecting on and refining the strategic priorities. The Board also oversaw the acquisition of eDynamic Learning in July 2025, a key step in further developing Pearson's capabilities in one of its medium-term growth vectors, Early Careers. You can read more about the Board's consideration of this acquisition on page 89.

The Board continued to pay close attention to maintaining a strong financial position, which enabled us to increase the dividend again in 2025, in line with our progressive and sustainable dividend policy. During 2025, we completed a £350m share buyback programme to return capital to shareholders. On 21 January 2026, we launched a further £350m share buyback programme, in line with the priorities and discipline embodied in our capital allocation policy, which enables Pearson to create sustainable, long-term value for every stakeholder. You can read more about our capital allocation approach on page 153.

As part of monitoring execution and performance, the Board regularly receives a dashboard that allows Directors to monitor progress on Pearson's financial and strategic priorities, supported by agreed indicators and milestones identified as key measures of performance. During the year we introduced our strategic 'power metrics', a small number of metrics that track our progress against our strategic priorities, which replaced the previous set of strategic KPIs. You can read more about our financial KPIs and strategic 'power metrics' on pages 23-24 of this annual report.



The Board is focused on ensuring Pearson is a successful and effective company for the benefit of all stakeholders."

Omid Kordestani
Chair

The Board's oversight of performance and risk includes strategic risk deep dives presented by each business unit to the Board throughout the year. This is further underpinned by the excellent work of our Audit Committee, which you can read more about on pages 102-116. This includes a continued focus on data privacy and cyber security, the delivery of the external audit plan, as well as overseeing our financial controls and internal audit programmes. During 2025, the Audit Committee has overseen preparations for the new requirements relating to risk management and internal control matters in the UK Corporate Governance Code, which came into effect on 1 January 2026. You can read more about this work on page 110.

Culture, employee and stakeholder engagement and sustainability

During the year, the Board held engagement sessions with employees in London and the US – in Hoboken, New Jersey, and Boston, Massachusetts – to hear employee views. Read more about these sessions, and plans for Board engagement with the workforce in 2026, on page 87. You can read more information on how we promote and embed a culture of community in the workforce environment throughout Pearson on page 40.

The Board is also supporting the Pearson Executive Management team to drive a culture of performance and accountability throughout the organisation. Talent development and succession planning are ongoing themes in the work of the Board and its Committees.

The Board has continued to work with Pearson's Chief Human Resources Officer to assess employee engagement levels and consider how Pearson's desired culture has been embedded throughout the organisation. Our work in this area includes analysing the results of the annual company-wide engagement survey and conducting deep dives into succession planning and the senior talent pipeline. During the year, we introduced defined core essential behaviours, the Pearson Promise, a modern career architecture framework built on opening up clear career pathways, and a new performance cycle with updated evaluation criteria. You can read more on page 40.

Understanding the views and priorities of all our stakeholders is key to running a successful, sustainable company that meets the needs of learners, educators, governments and employers. You can read more about the Board's engagement activities in the Stakeholder engagement section on page 17. The Board has engaged extensively with our larger shareholders, representing approximately 85% of Pearson's equity, regarding the company's proposed new Directors' Remuneration Policy to be tabled to shareholders at the 2026 AGM. More information on remuneration and the Board's engagement work, through the Remuneration Committee, is included in the Directors' Remuneration Report starting on page 117.

As the world's lifelong learning company, Pearson recognises its enormous potential to make a positive impact on people and the planet. A key pillar of our Learning for Impact framework, which you can learn more about on page 35, is our responsible use of AI, as well as sustainability matters. The Reputation & Responsibility Committee oversees Pearson's responsible application of AI, oversight of government relations matters, as well as monitoring and inputting into Pearson's sustainability strategy and initiatives on behalf of the Board, with more on this described in the Committee's report starting on page 99.

Board composition, succession and evaluation

We have a fully engaged Board, with varied backgrounds, perspectives and skill sets, whose range of expertise includes technology, education and workforce learning, and leadership of global, complex organisations. You can read more about the Board's skills and experience on page 72.

At the end of 2025, Lincoln Wallen stepped down after serving ten years on the Board. During his tenure, Lincoln has been a valuable member of the Audit and Reputation & Responsibility Committees, and a steady and knowledgeable voice on the Board, bringing a rare combination of commercial and strategic insight with deep expertise in technology and AI, from which Pearson has benefited enormously. On behalf of all Directors, I would like to extend our warmest gratitude to Lincoln for his commitment, his passion to Pearson's mission and his long-serving contribution to the company.

We were delighted to welcome two new Board members during the year. Arden Hoffman joined the Board as Non-Executive Director in June 2025, bringing strong expertise and business perspectives on workforce and talent development in an era of innovation and AI. Costis Maglaras joined the Board as Non-Executive Director in November 2025. His expertise includes the impact of transformative technologies on businesses and he brings a focus on enhancing curriculum and learning in the rapidly changing global business landscape. Both Costis' and Arden's insights are already proving to be invaluable as Pearson continues to execute against its strategy.

The Board also oversaw a planned succession process for the role of Group Chief Financial Officer. I would like to thank Sally Johnson for her significant contribution to Pearson over many years, and to welcome Simon Robson, formerly Group Chief Financial Officer at Sky, who will join the company in March 2026 and assume the role of Group Chief Financial Officer and Executive Director on 8 May 2026. Simon brings deep financial and leadership experience and the Board is delighted to have appointed such a strong successor.

We will continue to monitor the Board's composition to ensure we maintain the range of skills, experience and perspectives needed to support the company's strategy and complement our succession planning. More detail about the Board's search process and succession planning can be found in the Nomination & Governance Committee report on pages 94-98.

The annual Board performance review in 2025 was internally facilitated by way of a detailed, tailored questionnaire. The review demonstrated that our Board is highly engaged, with a good balance of relevant and recent experience, and an open and collaborative atmosphere, which encourages constructive challenge and collaborative decision-making.

Good progress has also been made on the recommendations from the 2024 review. You can read more about the 2025 performance review, and how the Board implemented recommendations from the previous performance review, on pages 91-93.

Conclusion

I hope this report explains clearly to you how Pearson is run and how we align governance and our Board agenda with our strategic direction. Shareholders are always welcome to put their questions or feedback to us, either via our website (plc.pearson.com) or at our AGM. Once again this year, shareholders will be able to join us and vote at our AGM either in person or virtually. Details will be included in the forthcoming AGM notice.

It only remains for me to thank our shareholders for their continued support and interest in this fantastic company. I look forward to maintaining our stakeholders' confidence as we seek to capture Pearson's enormous growth potential as a lifelong digital partner for learners everywhere.

Omid Kordestani
Chair

Compliance with the UK Corporate Governance Code

For 2025, we are reporting against the 2024 edition of the UK Corporate Governance Code (the Code) (with the exception of Provision 29, in respect of which – for 2025 – we continue to report in accordance with the 2018 edition of the Code, as required). The principles set out in the Code emphasise the value of good corporate governance to the long-term sustainable success of listed companies. The Pearson Board is responsible for ensuring that the Group has in place appropriate frameworks to comply with the Code's requirements, or otherwise for explaining any instances of non-compliance. This Governance report and the Strategic report set out how Pearson has applied the principles of the Code throughout the year.

The Board believes that during 2025 the company was in full compliance with all applicable principles and provisions of the Code.

A copy of the Code can be found on the Financial Reporting Council's (FRC) website, www.frc.org.uk.

Board of Directors

All Board members have strong leadership experience at global businesses and institutions.

Our Board members' biographies, together with the Board's skills matrix on page 97, illustrate the contribution each Director makes to the Board by way of their individual experience.

Key to Committees

A Audit

NG Nomination & Governance

RR Reputation & Responsibility

R Remuneration

☐ Committee Chair

Current notable commitments reflect other listed company directorships and full-time or executive roles.



Omid Kordestani **NG**

Chair

Age: 62

First appointed to the Board 1 March 2022
Chair since 29 April 2022

Skills and experience

Omid is an international businessman who serves on the board of the fintech company Klarna Group plc. He was Executive Chair of Twitter, Inc. between October 2015 and May 2020, and a Director until October 2022.

From August 2014 to August 2015, Omid served as Senior Vice President and Chief Business Officer at Google and previously as Senior Vice President of Global Sales and Business Development.

From 1995 to 1999, Omid was Vice President of Business Development at Netscape Communications Corporation, and prior to that held positions in business development, product management and marketing at The 3DOCompany, Go Corporation and Hewlett-Packard Company.

Drawing on over 30 years of experience in Silicon Valley, Omid pursues his passion for technology, science, medicine and education through active investments in technology start-ups and advising entrepreneurs.

Current notable commitments

Klarna Group plc (Non-Executive Director)



Omar Abbosh

Chief Executive

Age: 59

Chief Executive since 8 January 2024

Skills and experience

Omar has a career spanning more than 30 years driving growth and transformation for leading multinational companies. He joined Pearson with a background steeped in technology and innovation, and with a deep understanding of how to shape and execute successful strategies in a world of disruption.

Most recently, Omar was the President of Microsoft Industry Solutions with responsibility for driving sales, service and solutions across Microsoft's largest customers. While there he led industry and technical business units, including strategy, engineering, partnering and sales teams that shaped product roadmaps and strategic campaigns. Prior to Microsoft, Omar spent three decades at Accenture where he helped to orchestrate the company's digital transformation, and led a large and highly successful business unit. He served in numerous senior leadership roles at Accenture, including Chief Strategy Officer and ultimately as Chief Executive of the global Communications, Technology and Media business.

Omar was previously a Non-Executive Director of Zuora, Inc., an enterprise SaaS company. He holds a degree in electronic engineering and information sciences from the University of Cambridge and a Master's degree in business administration from INSEAD.



Sally Johnson

Chief Financial Officer

Age: 52

Chief Financial Officer since 24 April 2020

Skills and experience

Sally joined Pearson in 2000 and has held various finance and operations roles across the business, both at a corporate level and within the business units, including The Penguin Group. She brings to the Board extensive commercial and strategic finance experience, as well as expertise in transformation, treasury, tax, risk management, business and financial operations, investor relations and mergers & acquisitions.

Sally is a Non-Executive Director of Rentokil Initial plc and Chair of its Audit Committee, a member of the Institute of Chartered Accountants in England and Wales and trained at PricewaterhouseCoopers. She was also a Trustee for the Pearson Pension Plan from 2012 to 2018.

Current notable commitments

Rentokil Initial plc (Non-Executive Director)



Sherry Coutu, CBE `R` `NG`

Non-Executive Director

Age: 62

Non-Executive Director since 1 May 2019

Skills and experience

Sherry is an experienced non-executive director, having held numerous senior leadership positions in the financial services, technology and education sectors.

She is Non-Executive Director and Senior Independent Director of Raspberry Pi Holdings plc, the world's largest single-board computer company, and she also chairs its Remuneration Committee. She is also Non-Executive Director of Standard Life plc, the UK's largest long-term savings and retirement business, and chair of its Remuneration Committee.

Sherry is a Trustee of Founders4Schools and a co-chair of Cancer Research UK Global Campaign Leadership Committee. Her previous directorships include the London Stock Exchange Group plc, DCMS, Zoopla plc, RM plc, The Scaleup Institute, Cambridge University Press and Cambridge Assessment. She has also acted as an adviser to LinkedIn, the National Gallery, the Royal Society and NESTA.

Prior to her portfolio career, Sherry founded several technology companies and invested in 70 tech start-up companies and five venture capital firms.

Current notable commitments

Raspberry Pi Holdings plc (Non-Executive Director and Senior Independent Director)
Standard Life plc (Non-Executive Director)



Alison Dolan `A` `R`

Non-Executive Director

Age: 56

Non-Executive Director since 1 June 2023

Skills and experience

Alison brings to the Board extensive commercial and operational finance experience, specifically in digital businesses. In January 2025, she joined the Board of Marks and Spencer Group plc as Chief Financial Officer. Prior to this, she was the Chief Financial Officer of Rightmove plc between September 2020 and September 2024 and she held several senior financial positions at Sky plc, including Group Treasurer, Director of Finance and was the Deputy Managing Director at Sky Business. She later moved to News UK to serve as Chief Strategy Officer at the forefront of the business's digital transformation. Alison has a master's in Finance from University College Dublin.

Current notable commitments

Marks and Spencer Group plc (Chief Financial Officer)



Alex Hardiman `A` `RR`

Non-Executive Director

Age: 44

Non-Executive Director since 1 June 2023

Skills and experience

With more than 15 years of experience in media and technology, Alex brings to the Board deep expertise in consumer product strategy and growth, scaling subscription and digital advertising businesses, and high-quality journalism and content.

Alex currently serves as Chief Product Officer at The New York Times, where she oversees the company's News, Cooking, Games and Audio products that power its digital business. She also leads its enterprise-wide approach to generative AI. Alex previously spent a decade at The New York Times in several leadership roles before leaving for Facebook in 2016 where she served as Head of News Products, overseeing news experiences for Facebook consumers and publishers. Alex also spent time at The Atlantic as its Chief Business and Product Officer where she relaunched the company's consumer offerings and subscription model.

Current notable commitments

The New York Times (Chief Product Officer)



Arden Hoffman `RR` `R`

Non-Executive Director

Age: 54

Non-Executive Director since 1 June 2025

Skills and experience

Arden is the Chief People Officer and Senior Vice President at General Motors, a position she has held since 2023, overseeing Human Resources, Facilities, Security and Charitable Giving. These functions play a critical role in fostering a culture of innovation, ensuring the company attracts, retains and develops top talent in a rapidly evolving industry. She brings to the Board a strong background in human resources and talent development in the global automotive, technology and financial services sectors. Prior to General Motors, Arden served as Chief People Officer at Cruise and as Global Head of Human Resources at Dropbox, and has held senior positions in HR at Google and Goldman Sachs. She currently sits on the Advisory Board of Berkeley's College of Letters and Sciences and the Transformation CHRO Leadership Program.

Current notable commitments

General Motors (Chief People Officer)

Board of Directors *continued*



Esther Lee NG RR R



Non-Executive Director

Age: 67

Non-Executive Director since 1 February 2022

Skills and experience

Esther brings significant experience to the Pearson Board through her prior executive management roles in developing customer strategies to drive growth, global marketing and branding, driving digital transformation and building high-performance teams.

She has a long track record of senior leadership roles, working for global consumer and enterprise-facing brands. Most recently, she served as Executive Vice President – Global Chief Marketing Officer at MetLife Inc. Previously, Esther served as Senior Vice President – Brand Marketing, Advertising and Sponsorships for AT&T, and she has served as CEO of North America and President of Global Brands for Euro RSCG Worldwide. Prior to that, she served for five years as Global Chief Creative Officer for The Coca-Cola Company.

Esther is a Board member at The Clorox Company, where she chairs the Nomination & Governance Committee, and is a Non-Executive Director of Experian plc.

Current notable commitments

The Clorox Company (Non-Executive Director)
Experian plc (Non-Executive Director)



Costis Maglaras A RR



Non-Executive Director

Age: 56

Non-Executive Director since 1 November 2025

Skills and experience

Costis is Dean of Columbia Business School, where he is also the David and Lyn Silfen Professor of Business. As a trained technologist he has a focus on enhancing curriculum and learning to meet the demands of the rapidly changing global business landscape, and fostering a greater understanding of the role of technological breakthroughs in solving business challenges. His fields of expertise include machine learning and AI, social networks and quantitative finance. Costis has been with Columbia Business School since 1998. His industry experience over the past 15 years has been focused on different aspects of qualitative investing and trading at organisations including ADIA, Goldman Sachs, Bank of America and Mismi.

Current notable commitments

Columbia Business School (Dean)



Graeme Pitkethly A NG RR



Deputy Chair and Senior Independent Director

Age: 59

Non-Executive Director since 1 May 2019

Skills and experience

Graeme was Chief Financial Officer and a Board member of Unilever plc until December 2023. He joined Unilever in 2002 and, prior to his appointment as the CFO, was responsible for its UK and Ireland business. He also held a number of senior financial and commercial roles within Unilever and spent the earlier part of his career in senior corporate finance roles in the telecommunications industry. Graeme served as Vice President of Financial Planning and Vice President of Corporate Development at FLAG Telecom and started his career at PricewaterhouseCoopers.

Graeme is a Non-Executive Director of Sandoz Group AG and Chair of its Audit, Risk and Compliance Committee, and a Non-Executive Director of Verisure plc and Chair of its Audit and Risk Committee. He is also a Trustee of The Leverhulme Trust, a charitable trust funding academic research in the UK, a member of the Strathclyde University Centre for Sustainable Development and a chartered accountant.

Current notable commitments

Sandoz Group AG (Non-Executive Director)
Verisure plc (Non-Executive Director)



Annette Thomas RR NG R



Non-Executive Director

Age: 60

Non-Executive Director since 1 October 2021

Skills and experience

Annette has a 25-year track record in leading global publishing and data analytics businesses, across academic, educational and consumer media verticals. Most recently, she served as CEO of Guardian Media Group, a position she held until June 2021. Prior to that, Annette was CEO of the Web of Science Group at Clarivate Analytics, a data, analytics and software business focused on research and higher education. She has also served as CEO of Macmillan Publishers and led the digital and global transformation of Nature Publishing Group.

She is a Non-Executive Director of Schroders plc and currently serves as Senior Advisor to General Atlantic. Her previous non-executive experience includes serving as a Trustee of Yale University, Non-Executive Director at Clarivate Analytics (2017), and as a board member for Cambridge University Press and Cambridge Assessment (2019–2020). She has also previously acted as an adviser to Creative Commons and Bain Capital.

Current notable commitments

Schroders plc (Non-Executive Director)

Upcoming Board appointment



Simon Robson

Chief Financial Officer Designate

Age: 52

To be appointed Chief Financial Officer with effect from 8 May 2026

Skills and Experience

Simon brings extensive financial leadership from Sky, one of Europe's largest media, technology and connectivity businesses. Having joined Sky in 1997, he has held a number of senior finance and strategy roles, including CFO of Sky Deutschland from 2015 to 2018, followed by Deputy Group CFO, before being appointed Group CFO in June 2020. A chartered certified accountant, Simon brings a strong track record of delivering high-impact financial strategy and operational excellence.

Independence of Directors

All of the Non-Executive Directors who served during 2025 were considered by the Board to be independent for the purposes of the UK Corporate Governance Code (the Code) and the listing standards of the New York Stock Exchange (NYSE). The Board reviews the independence of each of the Non-Executive Directors annually. This includes reviewing their external appointments and any potential conflicts of interest, as well as assessing their individual circumstances in order to ensure that there are no relationships or matters likely to affect their judgement. In addition to this review, each of the Non-Executive Directors is asked to provide confirmation on an annual basis of their independence as defined by the NYSE listing rules and the Code.

Upon attainment of nine years' service by any Non-Executive Director, the Board undertakes an assessment to satisfy itself as to the continuing independence of that Director.

In accordance with the Code, Omid Kordestani was considered to be independent upon his appointment as Chair on 29 April 2022.

The Directors can obtain independent professional advice, at the company's expense, in the performance of their duties. All Directors have access to the advice and services of the Company Secretary, whose appointment and removal is a matter reserved for the full Board.

This data reflects Directors in office as at 31 December 2025 (including Lincoln Wallen, who stepped down from the Board on 31 December 2025).

To learn more about Board demographics, please see page 98. For diversity data in the format prescribed by UK Listing Rule 6.6.6R(10), please see page 53.

Board composition



Gender

Male	5
Female	7

Nationality

American	4
American / British (dual)	1
British	4
Canadian	1
American/Greek (dual)	1
Irish	1

Ethnicity[1]

White	8
Mixed / multiple ethnic group	2
Asian / Asian British	1
Other ethnic group	1

Tenure

Under 3 years	5
3-6 years	4
Over 6 years	3

1. Ethnicity categories are based on the UK's Office for National Statistics classification.

Pearson Executive Management (PEM)

 **I** Internal   **E** External



Ali Bebo E

Chief Human Resources Officer

Age: 57

Joined Pearson 13 December 2021
Appointed to the PEM 13 December 2021

Skills and experience

Ali is a seasoned C-suite executive with over 25 years of experience building culture for transformative business performance across multiple industries.

Prior to joining Pearson, she was an executive officer and CHRO for Hologic, Inc., a global medical technology company. Prior to Hologic, she held various HR leadership roles with the speciality retail company ANN INC.



Ginny Cartwright Ziegler E

Chief Marketing Officer

Age: 58

Joined Pearson 29 July 2024
Appointed to the PEM 29 July 2024

Skills and experience

Ginny has over 30 years of experience leading large-scale, global marketing and communications strategies for some of the world's biggest consumer and technology brands such as HP, IBM, Intuit and Xerox.

Before joining Pearson, Ginny served as Chief Marketing & Communications Officer for Accenture North America. Ginny earned a BA in modern languages & literature from the University of Bristol. Ginny is chair of strategic planning and board director for San Francisco Opera Guild, which provides award-winning K12 arts education programmes to more than 64,000 Bay Area children.



Vishaal Gupta E

President – Enterprise Learning & Skills

Age: 53

Joined Pearson 15 April 2024
Appointed to the PEM 15 April 2024

Skills and experience

Vishaal has over 30 years of global experience in enterprise technology. He has a proven record of scaling digital businesses and building high-performance teams. He joined Pearson from Accenture, where he was Senior Managing Director and a part of the Global Leadership Council. Previously, he worked with Tech Mahindra, MindTree and HCLTech.



Sharon Hague I

President – English Language Learning

Age: 55

Joined Pearson 10 January 2000
Appointed to the PEM 3 March 2025

Skills and experience

Sharon has 25 years' experience in courseware, assessment and qualifications. She began her career teaching geography in UK secondary schools for eight years and is a resilient leader skilled in driving growth in regulated, media-sensitive environments. Sharon has worked extensively with governments, schools and partners to advance learning and assessment. An Oxford graduate (BA Geography, PGCE), she serves on the UK Publishing Association Council and previously chaired the Joint Council for Qualifications.

I Internal E External



Sulaekha 'Sue' Kolloru Barger E

Chief Strategy Officer

Age: 50

Joined Pearson 16 May 2022
Appointed to the PEM 16 May 2022

Skills and experience

Sue has more than 25 years of global strategy and corporate experience. Additionally, she held engineering roles at technology companies. Sue holds an MBA from The Wharton School at the University of Pennsylvania and a BSc in electrical engineering from the University of Ottawa in Canada. She has served on several non-profit boards and councils focused on diversity and STEM.



Cinthia Nespoli I

General Counsel

Age: 45

Joined Pearson 1 February 2014
Appointed to the PEM 21 May 2020

Skills and experience

Cinthia has over 20 years of international legal and compliance experience. Previously, she held leadership roles in legal and compliance at multinational companies. Cinthia was admitted to the Brazilian bar in 2004 and earned her law degree from Pontifícia Universidade Católica de Campinas as well as a post-graduate degree in tax law from Pontifícia Universidade Católica de São Paulo.



Tony Prentice E

Chief Product Officer

Age: 53

Joined Pearson 1 May 2023
Appointed to the PEM 1 May 2023

Skills and experience

Tony has more than 25 years of experience in consumer-led product management in companies including Sema4, American Express and Starbucks. He brings extensive expertise in strategic product development and consumer marketing. He holds an MBA from Columbia Business School and a BS in Mechanical Engineering from Cornell University.



Tom ap Simon I

President – Higher Education and Virtual Learning

Age: 47

Joined Pearson 1 December 2004
Appointed to the PEM 1 April 2021

Skills and experience

Tom has 20 years of international business and finance experience. At Pearson, he has led the Virtual Schools business, worked in finance for the emerging markets businesses and led M&A activity in the US. Previously, he worked in investment banking at RW Baird. Tom holds an MA in Economics and Politics from the University of Edinburgh.

Pearson Executive Management (PEM) *continued*

I Internal   **E** External



Dave Treat **E**

Chief Technology Officer

Age: 51

Joined Pearson 2 July 2024
Appointed to the PEM 2 July 2024

Skills and experience

Dave has over 25 years of experience in technology, innovation and strategic business transformation. He joined Pearson from Accenture where he served as a Senior Managing Director. Dave helped to found and has served on several technology and industry boards including the Linux Hyperledger Foundation, Linux Open Wallet Foundation, Digital Dollar Project and the Global Business Blockchain Council. Dave earned a Master's degree in Higher Education Administration from the University of Michigan and a degree in Psychology from the University of Pennsylvania.



Naseem Tuffaha **E**

Chief Business Officer

Age: 54

Joined Pearson 13 January 2025
Appointed to the PEM 13 January 2025

Skills and experience

Naseem has over 30 years of experience in executive positions, sales, international and market development. Prior to joining Pearson, he was Chief Growth Officer of global advertising technology firm The Trade Desk. He has also served in a variety of go-to-market leadership roles during his long career at Microsoft, most recently as Head of Sales for the company's Modern Work businesses. Naseem serves on the board of several non-profit organisations dedicated to providing medical relief to children in underserved areas and holds a degree in Economics from Harvard University.



Art Valentine **I**

President – Assessment & Qualifications

Age: 61

Joined Pearson 23 January 2006
Appointed to the PEM 1 February 2022

Skills and experience

Art has more than 30 years of leadership experience in assessments, testing and technology. Prior to his 20 years at Pearson serving as a senior leader of Pearson Professional Assessments and as Managing Director of Pearson Clinical Assessment, Art worked at global technology organisations including Accenture, Perot Systems and Promissor, which was acquired by Pearson in 2006. Art earned his BS in Mathematical Science/Computer Science from the University of North Carolina Chapel Hill.



PEM composition

Gender

| Male | 6 |
| Female | 5 |

Nationality

American	6
British	3
German	1
Italian/Brazilian (dual)	1

Ethnicity[1]

White	6
Asian/Asian British	2
Mixed / multiple ethnic groups	1
Other ethnic groups	2

External/internal appointment

| Internal | 4 |
| External | 7 |

These figures reflect the Pearson Executive Management team, excluding the Company Secretary, as at the date of this annual report. The Chief Executive and Chief Financial Officer have been excluded and are counted in the Board metrics on page 75. For diversity data in the format prescribed by UKLR 6.6.6R(10), please see page 53.

1. Ethnicity categories are based on the UK's Office for National Statistics classification.

Division of responsibilities

The Board

The Board has established four formal Committees. The Committees focus on their own areas of expertise, enabling the Board meetings to focus on strategy, performance, leadership and people, governance and risk, and stakeholder engagement, thereby making the best use of the Board's time together as a whole. In accordance with Provision 29 of the UK Corporate Governance Code 2024, with effect from 1 January 2026 the Board also monitors the effectiveness of the company's material controls. The Committee Chairs report to the full Board at each Board meeting following their sessions, ensuring a good communication flow while retaining the ability to escalate items to the full Board's agenda, if appropriate.

Nomination & Governance Committee

Reviews corporate governance matters, including Code compliance and Board performance; considers the appointment of new Directors and Board experience; and reviews Board induction and succession plans.

Reputation & Responsibility Committee

Works to assess and advance Pearson's reputation with stakeholders, including oversight and scrutiny across all reputational matters, for example areas of branding, thought leadership, our application of AI, government relations and safeguarding. Oversees our sustainability framework, including progress towards our sustainable business strategy commitments.

Audit Committee

Appraises our financial management and reporting and assesses the integrity of our accounting procedures and financial controls. The Committee also oversees risk, compliance and internal audit.

Remuneration Committee

Determines the remuneration and benefits of the Executive Directors and oversees remuneration arrangements for Pearson's senior management team, as well as monitoring remuneration policies for the wider workforce.

Chair

The Chair is primarily responsible for the leadership of the Board and ensuring its effectiveness. They ensure that the Board upholds and promotes the highest standards of corporate governance, setting the Board's agenda and encouraging open, constructive debate of all agenda items for effective decision-making. They regularly meet the Chief Executive to stay informed and provide advice. They also ensure that shareholders' views are communicated to the Board.

Chief Executive

The Chief Executive is responsible for the operational management of the business and for the development and implementation of the company's strategy, as agreed by the Board and management. They are responsible for developing operations, proposals and policies for approval by the Board, they promote Pearson's culture and standards, and they are one of the key representatives of the company to its external stakeholders.

Deputy Chair and Senior Independent Director

The Deputy Chair and Senior Independent Director supports the Chair on Board performance and governance matters. This role includes meeting regularly with the Chair and Chief Executive to discuss specific issues, as well as being available to shareholders generally, should they have concerns that have not been addressed through the normal channels. The Deputy Chair and Senior Independent Director also leads the evaluation of the Chair on behalf of the other Directors.

Company Secretary

The Company Secretary advises on governance matters and compliance with Board procedures. They are responsible, under the direction of the Chair, for ensuring the Board receives accurate, clear and high-quality information, and has adequate time and appropriate resources to function effectively and efficiently. They also support the Chair in delivering the corporate governance agenda, and organise Director induction, training programmes and the Board evaluation process.

Pearson Executive Management (PEM)

The Pearson Executive Management team consists of the Chief Executive and their senior direct reports. It is the executive management group for Pearson and is responsible for delivering Pearson's strategy under clearly defined accountabilities and in line with agreed governance and processes.

Standing Committee

A Standing Committee of the Board is established to approve certain operational and ordinary course of business items such as banking matters, guarantees and intra-Group transactions. It also makes routine approvals relating to employee share plans. Additional authority may be delegated on an *ad hoc* basis, e.g. to approve and conclude corporate transactions.

Authorities and duties

The authorities and duties of the Board and its Committees, as well as the roles and responsibilities of key individuals on the Board, are clearly set out in writing. These documents are reviewed and approved by the Board on an annual basis and are available on the company's website (**www.pearsonplc.com**).

Board activities

The role and business of the Board

The Board is deeply engaged in developing and measuring the company's long-term strategy, performance, culture and values. We believe that Board members provide a valuable and varied set of external perspectives and that robust, open debate about significant business issues brings an additional discipline to major decisions.

The key responsibilities of the Board include:

- Overall leadership of the company and setting the company's values and standards, including monitoring culture and how it has been embedded, performance and engagement
- Reviewing and determining the company's strategy, in consultation with management, assessing performance against the strategy and overseeing management's execution of it
- Supervising major changes to the company's corporate, capital, management and control structures
- Approval of all transactions or financial commitments in excess of the authority limits delegated to the Chief Executive and other Pearson Executive Management
- Oversight of the risk management approach and determining the company's risk appetite (see page 55 for more information on risk management) and monitoring the effectiveness of the company's material controls
- Assessment of management performance, Board and executive succession planning and talent pipeline
- Effective engagement with key stakeholders

Strategic planning and decision-making

The Board spends time assessing whether any proposed action aligns with the strategy and future direction of the business, while taking into consideration any potential impact on our stakeholders. In addition, the Board regularly holds strategy discussions, whether in relation to the specific strategies of Pearson's five business units or the vision and execution of the wider company strategy as a whole, both of which enhance the Board's decision-making in shaping the company's strategic and financial plans.

The Board and Committees receive timely, regular and necessary financial, management and other information to discharge their duties. Comprehensive papers are circulated to Board and Committee members approximately one week in advance of each meeting.

The Board receives a regular performance dashboard and key milestones report, together with updates from the Chief Executive and Chief Financial Officer. In addition to meeting papers, a library of current and historical corporate information is made available to Directors to support the Board's decision-making process. For items that require significant consideration and review in advance of a decision, the Board's discussions can take place over a number of sessions.

The Directors recognise their duties towards the company's shareholders and other stakeholders as set out in Section 172 of the Companies Act 2006, and a continued understanding of the key issues affecting stakeholders is an integral part of the Board's decision-making process. You can read more on page 89 about how the Board engages with stakeholders and takes their views into account when making decisions.

Portfolio changes

The Board regularly reviews updates on portfolio and corporate finance activities throughout the year, including regular updates on live transactions (disposals, acquisitions and corporate joint venture activity), outputs of periodic portfolio reviews and reviews of potential pipeline opportunities. These updates can take the form of presenting key summaries of information in Board packs, or oral updates on key matters. These discussions are typically led by management, supported by the Corporate Development team and, where necessary, external advisers, with Board input collated and, where necessary, the Board providing its formal approval. Subsequently, once portfolio transactions have closed, the Board is also kept informed of the integration or transition progress, including post-acquisition reviews conducted to assess transaction success and any learnings to be taken for future projects. In 2025, such portfolio updates included the acquisition of eDynamic Learning, a post-acquisition review of PDRI, as well as a review of potential pipeline opportunities.

Board meetings

The Board held seven scheduled meetings in 2025, with discussions and debates focusing on the execution of the company's markets, customer and people strategies, as well as other strategic drivers for the company. Major items covered by the Board in 2025 are shown in the table on page 82. In addition to its scheduled meetings, the Board convenes as necessary to consider matters of a time-sensitive nature. In 2025, an additional meeting was held to consider the acquisition of eDynamic Learning.

Board attendance and contribution

Directors are expected to attend all Board and Committee meetings, but in certain situations, such as pre-existing business or personal commitments or certain unforeseen circumstances, it is recognised that Directors may be unable to attend. In these circumstances, the Directors receive relevant papers and, wherever possible, will communicate any comments and observations in advance of the meeting for raising as appropriate during the meeting. They are updated on any developments after the meeting by the Chair of the Board or Committee, as appropriate.

Individuals' attendance at Board and Committee meetings is considered as part of the formal review of their performance. There was a high level of attendance by the Directors at Board and Committee meetings in 2025, as shown in the table on page 82 and in the Committee reports that follow.

Reflecting on the level and quality of engagement by the Board in 2025, the Board is satisfied that each Director contributed to Board discussions and demonstrated sufficient commitment to be able to meet their responsibilities. In addition, the Nomination & Governance Committee confirmed in its annual assessment that each Director demonstrates the requisite level of commitment and contribution in accordance with Principle H and Provision 18 of the Code.

Directors' commitments and conflicts of interest

Under the Companies Act 2006, the Directors have a statutory duty to avoid conflicts of interest with the company. The company's Articles of Association allow the Directors to authorise conflicts of interest. The company has an established procedure to identify actual and potential conflicts of interest, including all directorships or other appointments to, or relationships with, companies that are not part of the Pearson Group and which could give rise to actual or potential conflicts of interest.

Additionally, in response to Provision 15 of the UK Corporate Governance Code and the FRC's accompanying guidance, Pearson has developed internal guidance to be taken into account when considering changes to a Director's commitments, or when appointing a new Director, as well as formalising the Board approval process for such matters.

Once notified to the company, any potential conflicts and commitments are considered for authorisation by the Board at its next scheduled meeting or, where necessary in the interests of timeliness, by a committee comprising the Chair, the Deputy Chair and Senior Independent Director, and the Company Secretary. In particular, the Board or committee considers the type of role, expected time commitment and any impact this may have on the Director's duties to Pearson, as well as any relationships between Pearson and the external organisation.

The interested Director is not permitted to vote on, or be counted in the quorum for, any resolution relating to their proposed commitments, conflict or potential conflict. The Board further reviews any authorisations previously granted on an annual basis. When making new appointments, the Board considers other demands on the proposed Director's time.

The Board believes that the experience gained by Directors through their other commitments brings valuable perspectives to the Pearson Board. During the year, the Board approved the following new commitments:

- On 1 March 2025, Graeme Pitkethly was appointed to the Board of Verisure as Non-Executive Director and Chair of its Audit Committee. When considering this new commitment, the Board assessed any potential conflicts of interest and the time commitment required, noting Verisure's intention to list its shares for trading on a public stock exchange in the near future. Verisure plc subsequently listed on Nasdaq Stockholm on 8 October 2025.

- On 1 May 2025, Sherry Coutu was appointed to the Board of Standard Life plc (previously named Phoenix Group Holdings plc) as Non-Executive Director and member of its Remuneration Committee. She was subsequently appointed as Chair of Standard Life's Remuneration Committee with effect from 1 July 2025. When considering this new commitment, the Board assessed any potential conflicts of interest and the time commitment required.

When considering these new commitments, the Board also took into consideration the requirements under Provision 15 of the UK Corporate Governance Code and the FRC's accompanying guidance. The Board agreed that these new commitments would not have a negative impact on the Directors' roles at Pearson.

Board activities *continued*

Board meeting focus 2025

Strategy	Performance	Leadership and people	Governance and risk	Shareholder engagement
• Oversight of strategy execution, including deep dives on specific strategic initiatives • Approval of eDynamic Learning acquisition • Consideration and approval of the 2026 annual operating plan and updated long-range plan • Considered the adoption of a new 'revenue view' framework • M&A pipeline and post-acquisition reviews, including PDRI • Pearson's brand update	• Approving 2024 preliminary results and annual report and accounts • Approving 2025 performance expectations and guidance to the market • Approving the 2025 interim results and Q1 and Q3 trading statements • Monitoring 2025 operating plan performance • Regular dashboard and milestone reports and power metric reviews • Continuing review of forecasts • Final and interim dividend approvals and other capital allocation considerations, including share buyback	• Talent review, pipeline development and succession planning process • Culture and how it is embedded across the company • Employee engagement sessions with Board • Employee engagement survey reviews	• Reports on Committees' activities and considerations • Legal, regulatory and governance matters • Board and Committees' performance review • Regular review and annual confirmation of Directors' commitments and/or potential conflicts of interest • Annual assessment and re-approval of Committees' terms of reference • Risk management report • Board learning and development through deepening operational understanding	• Investor relations strategy and updates, share price performance and value creation considerations • Shareholder issues and voting • AGM and related shareholder interactions • Feedback from Board member meetings with shareholders • Major shareholders and share register analysis

Selected key actions and outcomes

- The Board considered and approved various strategic partnership deals throughout the year, including HCLTech, TCS and Cognizant, and developed a framework for the Board's continued oversight of the performance of the strategic partnerships, including service delivery and engagement. The Board requested that cyber risk presentations be embedded into the business unit strategic risk deep dives going forward, in addition to strong existing oversight from the Audit Committee, and that accountability maps and critical capability charts be developed across the strategic growth initiatives for the Board's ongoing insight

- The Board conducted a follow-up review of PDRI following the completion of its acquisition in 2023, and reflected on learnings to incorporate into future M&A activity and ongoing scrutiny by the Board during the post-close period to monitor progress

- As part of the Board's consideration of capital allocation, it approved the launch of a £350m share buyback programme during the year. You can read more about this share buyback programme on page 153

- The Board held an additional meeting to consider and approve the acquisition of eDynamic Learning, and thoroughly considered the strategic rationale and value, market demand, impact of AI, synergies and integration plans to ensure these were robust, clear and achievable. You can read more about the Board's deliberation on this matter and how it considered the impact to the company's stakeholders on page 89

- After each employee engagement session, the Board spent time discussing and sharing employee feedback, particularly around driving organisational simplicity and change management, which was then reflected in the Board's wider discussions and agenda items

- The Board reviewed and adopted new 'revenue view' definitions, standardising classifications for the shape of the company across customer segmentation, business model and innovation, which help to accelerate the end-to-end commercial cycles across the company, improve transparency and organisational accountability, and track progress against our transformational goals and outcomes. These 'revenue view' definitions were then considered across the long-range plan that the Board approved

	Scheduled meetings attended
Chair	
Omid Kordestani	7/7
Executive Directors	
Omar Abbosh	7/7
Sally Johnson	7/7
Non–Executive Directors	
Sherry Coutu CBE	7/7
Alison Dolan	7/7
Alex Hardiman	7/7
Arden Hoffman[1]	4/4
Esther Lee	7/7
Costis Maglaras[2]	1/1
Graeme Pitkethly	7/7
Annette Thomas	7/7
Lincoln Wallen	7/7

1. Arden Hoffman was appointed to the Board on 1 June 2025.
2. Costis Maglaras was appointed to the Board on 1 November 2025.

How the Board is kept informed

The application of our Board and governance processes ensures that our Directors receive accurate, timely and clear information from a range of sources. This allows the Board and Committees to monitor and provide feedback on matters of importance, as well as to make informed decisions in the best interests of the company and its stakeholders.

The Board's oversight of AI at Pearson

As a digital-first business, Pearson is accelerating its use of AI across the business and using it as a growth driver to improve efficiencies and to enhance learning and assessment services. We expect generative AI to create significant positive opportunities for Pearson, due to our unrivalled depth of content and data.

The rapid advances in AI will continue to be an important driver of growth in education and the workforce over the coming years. The rapid development of increasingly powerful AI models will significantly change the world of work and skills requirements. Employers will need to find new pools of talent and continuously develop and verify the skills of their workforces to keep pace with and benefit from technology and AI advancements. Learners and educators place enormous trust in us, so we have a responsibility to be thoughtful and considered in how we use this technology, while continuing to move at pace to enhance our products with the customer in mind. AI plays an important role across Pearson's product portfolio, more information on which can be found in the Strategic report. With AI skills becoming increasingly important in the job market and helping humans be more productive, the need for AI learning is growing and we are always exploring opportunities to continue to leverage innovative AI technology to drive further efficiencies and cost savings.



During the past year, the Board, the Audit Committee and the Reputation & Responsibility Committee have kept up to date with AI developments both within Pearson, being led by the Pearson Executive Management team, and across the wider landscape, considering both opportunities and implications of the technology for Pearson. Specific activities undertaken by the Board and Committees during the year have included:

- The Board received updates on the implementation of various AI-related strategic initiatives, including the deployment of a shared set of AI tools to enhance content generation, driving efficiency and innovation, and the establishment of a data and AI Centre of Excellence to maximise efficiency and improve end-to-end customer service experience through AI-based solutions

- The Board received an update on the significant progress made in our modernisation activities with AWS, including the infusion of AI and modern architectures into our existing product estate with English Language Learning, Enterprise Learning & Skills, Virtual Learning and Higher Education, and the company's work with the AWS modernisation factory to experiment with various agentic AI capabilities

- June's Board meeting was dedicated to discussing progress with implementing the company's strategy and included consideration of how Pearson will manage the pace of AI, disruptors in the market, and the rate of change required in order to become a leader in AI-first learning experiences

- The Board was updated on the company's new strategic partnerships and how these would help bring AI innovation into our products and applications

- The Board considered a new product operating model which has helped to embed AI strategically into the product roadmap and critically allows us to recruit the right product and engineering talent into the organisation

How the Board is kept informed *continued*

- In addition, as part of the business unit strategic risk deep dives, the Board discussed:
  - In Assessment & Qualifications, an overview of risks associated with AI and the competitive marketplace, as well as perspectives on the use of AI in that business, including the responsible use of AI to power test content creation
  - In Higher Education, an overview of how Pearson's generative AI capabilities, backed by learning science, were driving content production efficiencies and personalisation of learning experiences
  - In Virtual Learning, an overview of the work to leverage AI for courseware development, study tools and assessment to improve the user experience, as well as programming to enhance our college and career readiness offering
  - In English Language Learning, an assessment of the potential impacts of AI on language learning and the pace of integrating AI into product offerings, including as regards content generation, personalisation and assessment
  - In Enterprise Learning & Skills, an overview of the work to mitigate risks relating to the strategic partnerships, as well as our operations as an awarding organisation
- The Audit Committee considered the risks associated with generative AI and reviewed its status as part of the Group risk review
- The Reputation & Responsibility Committee considered the AI landscape from a regulatory, policy and media perspective, including:
  - An update on the current Responsible AI initiatives at Pearson
  - An update on the significant regulatory and policy focus on this topic, including the EU AI Act, which passed in April 2024, cementing the first comprehensive regulatory scheme for the development and use of AI in the world, and the US state action on passing AI-related laws
  - Noting the advocacy work conducted by the company in this field

You can read more about how we manage AI from a risk perspective on page 59.

Talent and culture

Ensuring that we have both a talented, engaged workforce that is focused on delivering our strategy and an organisational culture that enables and encourages that delivery is critical to Pearson's success. During the past year, the Board and the Pearson Executive Management team have continued to lead our focus on embedding a culture and environment that is high-performing, and in which our people can leverage their strengths. Pearson's purpose (set out on page 2) is key to developing our culture to support our strategic vision, particularly in driving a culture of performance.

The Board has a particular focus on embedding our desired culture, with the current and future leaders of Pearson being essential to the successful realisation of our purpose and culture of performance. Our strategic priorities are underpinned by our commitment to provide a vibrant work environment, unparalleled career opportunities, open communication and tailored feedback, exceptional leadership and a clear definition of success for our employees.

One of our key objectives for 2025 was to energise our people on the evolution of Pearson through strong execution of our people-related changes. During 2025, we have embedded key, impactful initiatives at pace, to develop our teams and build a high-performance culture.

During the year, the Board received updates on the progress of these initiatives, aimed at aligning our talent strategy with our strategic objectives. These updates covered the roll-out of defined core essential behaviours and the Pearson Promise, which have been embedded further into the core DNA of Pearson during 2025. The Board was updated on the launch of a modern career architecture framework, based on opening up clear career pathways, simplified role criteria and globally consistent promotion processes, and a new performance cycle with updated evaluation criteria to continue to embed our high-performance culture. Following on from the launch of the 'Leadership Uplift' programme in 2024, we implemented 360° feedback for senior leaders and introduced talent talks, where the Chief Executive and Chief Human Resources Officer review the shape of the organisation, its culture, top talent and succession pipeline with each member of the Pearson Executive Management team. The Board has been attentive to our talent pipeline for leadership.

During Board and Committee meetings, the Non-Executive Directors regularly seek to understand how our people are experiencing and responding to key initiatives, particularly in times of significant change, and ensure that employee perspectives are considered as we navigate evolving priorities.

The Board also reviewed the Pearson Executive Management team's leadership profiles, which provide a deeper understanding of the Pearson Executive Management team's strengths and potential, in order to ensure that we place the right talent in critical roles and build a leadership pipeline capable of driving sustainable growth, fostering innovation and delivering on our strategic priorities.

The Board monitors culture and organisational health, together with its Committees, and receives updates on how this is being embedded within the business. The Board monitors other Group-wide initiatives that underpin our culture, including employee engagement, the Code of Ethics programme, compliance, health and safety and talent attraction and retention (see table on page 85 for further information).

During the year, the Board also conducted a review of the results of Pearson's employee engagement survey, to discuss the key themes and indicators.

The Chief Human Resources Officer is a standing attendee at the Remuneration and Nomination & Governance Committees. Their attendance and contributions, together with the Board's own direct engagement with the workforce, ensure that our Directors are attuned to our culture and employee-related considerations through multiple lenses, including in strategic decision-making, and in conducting their business more broadly. Read more on page 89.

The Board is satisfied that the company's desired culture is sufficiently embedded throughout the organisation and is aligned with our purpose, values and strategy to promote the long-term success of the company for the benefit of our stakeholders.

Cultural indicator	How it is overseen	Board-level responsibility
Employee engagement	The Board ensures engagement through multiple channels, including the employee engagement survey, town hall sessions and in-person engagement events, such as listening sessions with employees in Boston, Massachusetts, London and Hoboken, New Jersey. Read more on page 87.	Board
Code of Ethics and training	The Audit Committee is briefed on our annual Code of Ethics programme, including development of the Code, completion rates, training and certification methods. Certification of the Code is mandatory and we achieved a 100% employee completion rate for 2025. We also have mandatory training for all employees on cyber security and data privacy, with targeted training on other key topics for employees in certain roles, business units or geographies.	Audit
Compliance, including whistleblowing and investigations	The Associate General Counsel – Employment, Ethics & Compliance reports to the Audit Committee at every meeting on new and ongoing investigations, including matters raised through our SpeakUp process. The Audit Committee considers the programme's effectiveness annually, including periodic peer benchmarking. The Audit Committee Chair ensures the Board has visibility on matters of note. The Board is free to request further information to support its oversight.	Audit
Internal audit	Insights into matters driven by or impacting our culture and cultural behaviours are provided to the Audit Committee where necessary by Internal Audit as part of the findings and recommendations in its reports.	Audit
Health and safety (H&S)	The Reputation & Responsibility Committee receives an annual H&S report, so Directors can monitor the key strands of our H&S framework, including oversight of how Pearson is enabled through awareness, competency, resources and guidance to allow for agile and effective management of H&S risk, while also receiving comfort that we have controls for compliance and assurance purposes.	Reputation & Responsibility
Remuneration practices and rewarding the workforce	The Remuneration Committee monitors the wider Employee Reward framework, including incentive target setting for Group plans, fair pay analysis, Chief Executive pay ratios and alignment of Directors' pension contributions to the workforce. This suite of activity provides insights into the roles that remuneration and setting performance goals play in promoting the right behaviours, particularly in driving a culture of performance, and how incentives and rewards align with culture.	Remuneration
Talent attraction and retention	The Chief Human Resources Officer regularly updates the Remuneration Committee on talent considerations, including trends on recruitment, retention and staff turnover. Talent attraction and retention plays into our ability to execute our strategy, so it is considered in strategic discussions by the Board and Pearson Executive Management team. Recognising the importance of our people, Talent is a sub-category of our Capability principal risk. Read more about our risk management approach starting on page 55.	Remuneration

Sustainability

Pearson has a strong governance structure through which the Board and its Committees monitor and oversee the company's Learning for Impact framework, which you can read more about on page 32. The Committees work together to support the Board in overseeing sustainability at Pearson:

- The Reputation & Responsibility Committee leads the Board's oversight of sustainability matters and oversees the sustainability strategy, including targets and public commitments, monitoring progress towards targets linked to the products, people and planet pillars, as well as the sustainability regulatory landscape and the company's external reporting

- The Remuneration Committee considers performance against sustainability metrics to support remuneration decisions with certain in-flight remuneration frameworks, where appropriate

- The Nomination & Governance Committee ensures the requisite strength of sustainability expertise on the Board and oversees the corporate governance elements of sustainability

You can read more on the sustainability matters covered during 2025 throughout this Governance report, in particular in the Reputation & Responsibility Committee's report on pages 99-101.

Understanding our stakeholders

A strong understanding of all our stakeholders and their perspectives is integral to our strategic planning and operational delivery. Our Board strategy sessions are informed by the views and needs of our eight stakeholder groups: shareholders, educational institutions and educators, employers, business partners, learners, governments and regulators, communities and civil society, and employees.

Engagement in 2025

Throughout the year, the Board ensured that it was kept informed of stakeholder views, concerns and commentary through a variety of engagement methods. These included in-person and virtual meetings, reports and presentations at Board or Committee meetings, feedback from members of the Pearson Executive Management team and other employee groups, and interactions with different functions, teams and advisers, both inside and outside Pearson.

A key factor in any decision-making is listening to and considering the interests of stakeholders. We have set out below examples of the key employee and shareholder engagement activities undertaken by the Board and by individual Directors over 2025.

Shareholders

Shareholders are a key consideration in the Board's decision-making. We have continued our focus on driving shareholder engagement through in-person and virtual meetings and events.

The Board is committed to fostering shareholder engagement and recognises that AGMs represent an opportunity for shareholders to interact with the Board and share their views, concerns and feedback. We will again be holding a hybrid AGM in 2026 and look forward to welcoming our shareholders either in person or virtually. Further details will be shared in our notice of the 2026 AGM.

The Board ensured a continued shareholder dialogue throughout the year. During the year, Sherry Coutu, Chair of the Remuneration Committee, and Omid Kordestani, Board Chair, consulted with our largest shareholders ahead of the renewal of the Directors' Remuneration Policy at the 2026 AGM, in addition to a wider engagement exercise undertaken on such matters in early 2026. More information on this process can be found in the Directors' Remuneration Report starting on page 117.

The Board also receives updates and analysis on shareholder sentiment from Pearson's corporate brokers, as part of a regular investor relations update and when considering certain corporate matters.



As required by the UK Corporate Governance Code, the Board ensures Pearson engages effectively with, and encourages participation from, its key stakeholders. The Board maintains its oversight through a variety of direct and indirect mechanisms, and the Reputation & Responsibility Committee monitors our reputation across the range of our stakeholders.

The Board recognises that stakeholder views are integral to decision-making and setting the company's strategy. More information on Pearson's key stakeholders, including the outcomes of our engagement throughout 2025, is in the Strategic report on pages 17-21. Further information on how the Directors discharge their duties under Section 172 of the Companies Act 2006 is on page 22.



Shareholder engagement at a glance

Over 2025, our Chief Executive, Chief Financial Officer and Business Unit Presidents, as well as our Investor Relations team, participated in meetings with both current and prospective investors and sell-side analysts. We held engagements across investor conferences, roadshows, salesforce teach-ins and investor events across the world. We also met with the UK Shareholders' Association, a retail shareholder representative body.

We held our fourth hybrid AGM in 2025 with shareholders able to attend either in person or virtually to vote and ask questions of the Board.

During the year our Board Chair and Remuneration Committee Chair engaged with shareholders and shareholder representative bodies to consult on our updated Directors' Remuneration Policy ahead of the 2026 AGM.

218
meetings

with
c.200
institutions

On remuneration, engaged with top

c.100
shareholders

c.85%
of share register

Employees

The Board recognises that our employees are one of our most important assets and are integral to our business and is committed to continuing to ensure they inform the Board's decision-making. Examples of how the Board engaged with employees in 2025 to ensure that they are listened to, supported and rewarded, are shown on this page.

Board and employee engagement

The central role of the Board is to support and oversee Pearson's long-term strategy. As part of that, it is vital that the Board engages with employees, to strengthen the employee voice in the boardroom and enable the Board to hear first-hand the employees' perspectives on Pearson's strategy, performance and culture.

During the year, the Board's approach to employee engagement included in-person, structured sessions, which complemented existing executive employee engagement and provided opportunities for direct engagement by Non-Executive Directors. The Board held in-person sessions with employees in London and in the US in Hoboken, New Jersey and Boston, Massachusetts, facilitating meaningful interactions between Board members and various groups of employees to hear their thoughts, feedback and questions. Board members engaged on a variety of topics, including the importance of company culture, Pearson's opportunities and challenges, and the execution of our strategic priorities to continually improve our offering to customers.

These events were received very positively by employees, and the Board spent time after each session discussing what they had heard from employees.

Looking ahead, the Board intends to hold similar in-person and structured sessions in 2026 to ensure we continue to be authentic and representative of our entire employee base. The Board is also invited to join a number of Pearson Executive Management sponsored events with each business unit in 2026, including Higher Education's Digital Learning Summit and EdTech Symposium and English Language Learning's Annual Franchisee meeting.

Town halls

Throughout 2025, the Chief Executive, Chief Financial Officer and the Pearson Executive Management team held in-person and virtual town hall meetings at significant points in the year. Pearson employees were invited to attend and given the opportunity to ask questions.

Surveys

During 2025, we conducted our annual Pearson employee engagement survey. We heard from c.13,800 employees, with an overall response rate of 87% compared with 88% in 2024. The Board received a detailed update on the survey results, including additional insights on opportunities to increase engagement. Further information on the outcomes of the Pearson employee engagement survey is on page 41.



We were able to have an open and honest conversation with the Board and discuss our excitement over the pace of change required to accelerate growth. The Board were very engaged in how we do this together, which made it an incredibly stimulating discussion."

Kim England
Lead, Internal Communications
(Attended the London engagement event)

Understanding our stakeholders *continued*



> " The Board members were very interested in our employees' experiences and how we are navigating this incredibly unique time at the intersection of AI and learning. I appreciated their deep interest in how we are executing Pearson's strategy at the ground level."
>
> **Vicky Guo**
> Head of Ventures
> *(Attended the Boston engagement event)*

> " The Board engagement session offered invaluable insight into the priorities and perspectives of those steering the company at the highest level. It was energising to see how closely aligned the Board is with the issues that matter most to us as employees – especially around our people and culture journey."
>
> **James Caddy**
> Executive Partner, Finance
> *(Attended the London engagement event)*

> " This event was an inspiring opportunity to engage with the Board and hear their perspectives on our business's ambitions to better serve learners. Offering a direct forum like this with employees reflects Pearson's commitment to honest dialogue across the organisation to understand key priorities and how we best achieve them."
>
> **Brendan Reilly**
> Manager, Corporate Development
> *(Attended the Hoboken engagement event)*

Our Board's decision-making in action

This case study should be read in conjunction with the Directors' duties statement on page 22.

During the year, the Board approved the acquisition of eDynamic Learning, a leading Career and Technical Education curriculum solutions provider. eDynamic Learning's comprehensive catalogue of digital courses enables students to follow structured learning pathway programmes that prepare them for their future careers. This acquisition aligns to Pearson's strategy, enabling the company to scale its position in the fast-growing Early Careers space and quickly broaden its capabilities in career-readiness solutions.

When considering this acquisition, the Board received detailed reports from management setting out the strategic rationale, anticipated synergy opportunities, due diligence findings, valuation, stakeholder considerations and risks. The Board paid particular attention to assessing the strategic rationale and valuation, the potential impact of AI on eDynamic and the associated plans to integrate the business into Pearson, to ensure these were robust, clear and achievable. In addition, the Board considered how the acquisition could accelerate the company's strategy and create value for Pearson's stakeholders.

This case study on the Board's consideration of the eDynamic Learning acquisition illustrates how the Directors considered the various aspects of their statutory duties when considering and approving the acquisition, and the implications for stakeholders.

Shareholders

In considering the acquisition, the Board paid particular attention to, among other factors, commercial and sales synergies, the potential financial returns on investment, risks and value creation opportunities, the structure of the transaction, and whether the commercial terms of the acquisition were in the interests of Pearson's shareholders as a whole. The Directors agreed that eDynamic Learning had an attractive financial profile with strong margins and cash flow conversion, and a track record of delivering growth. In the Board's view, eDynamic Learning's established product portfolio, proprietary content and customer base offers broader strategic benefits for Pearson, and enables Pearson an accelerated timeline to broaden and strengthen its capabilities in career-readiness solutions, during a time of rapid sector growth.

Learners

In considering the acquisition, the Board was focused on ensuring that the learner was front of mind and that the acquisition was aligned with our strategic objectives, our purpose and our commitment to creating vibrant and enriching learning experiences designed for real-life impact. eDynamic Learning's content development engine strengthens key capabilities in our offerings and provides learners with a more complete suite of solutions that spans the learning continuum: career exploration, learning and certification – helping to bridge the gap between education and employment.

In the Board's view, this acquisition provides Pearson and learners with immediate access to high-quality, in-demand content, broadens our capabilities to serve learners, and allows us to quickly deliver comprehensive career-readiness solutions and advance learning in this important area. It positions Pearson as a leader in career-readiness education, providing further value for learners in a high-demand area.

Communities and civil society

eDynamic Learning presents a significant opportunity to reach more learners as they make the transition from education to work, and to improve career-aligned education in K-12 and higher education in the US. Integrating eDynamic Learning's content into Pearson's broader portfolio enhances Pearson's offering and provides opportunities to reach new customers and expand further into professional development and workforce training. The Board agreed that this acquisition could significantly benefit learners both in education and in the workforce and help bridge the gap between exiting full-time education and entering employment.

Employees

The Board considered the integration of people and talent as part of the acquisition, noting it was important to ensure the retention of the skill set of eDynamic Learning's employees and preserve their entrepreneurial spirit. The Board noted the intention to co-create and co-own the integration plan with the eDynamic Learning team, which would ensure that any strain of integration on the eDynamic team was minimised while also ensuring that they were appropriately incentivised for growth.

Employers

At a moment when technology is developing faster than human skills, employers tell us they have an urgent need for career-ready workers. The Board noted that eDynamic Learning's solutions would be a strong addition to Pearson's offerings in the Early Careers space and help us better support employers by equipping more learners with the skills they need to enter the workforce.

Directors' induction



Costis
Maglaras

Arden
Hoffman

On joining the Board, each Director completes a bespoke induction programme that is guided by the Chair or Deputy Chair and Senior Independent Director, supported by the Company Secretary, and overseen by the Nomination & Governance Committee. Every programme builds on the particular skill set, attributes and background of the joining Director, their interests in Board or Committee roles, and the company's recommendations.

In addition to background information on the company, every induction covers a range of topics, including Board procedures, recent operational performance and strategic direction of the company, purpose and values, key areas of the business, as well as directors' duties and responsibilities. The Directors also receive a comprehensive introduction to the activities of each of the Board's Committees, including their objectives and priorities, and cover various governance-related issues and their legal obligations, including procedures for dealing in Pearson shares.

A newly appointed Director will have met some, if not all, fellow Board members as part of the original search and appointment process, but additional meetings may nevertheless occur with the same Board members as part of a rich and thorough induction.

Arden Hoffman joined the Board as Non-Executive Director on 1 June 2025 and Costis Maglaras joined the Board as Non-Executive Director on 1 November 2025. As part of their onboarding arrangements, they each received comprehensive and engaging induction programmes that included a series of meetings with key colleagues and advisers. In addition to sessions with the Chair, Chief Executive and Chief Financial Officer, they met with each member of the Pearson Executive Management team, key representatives of our corporate functions and our brokers. The induction programmes also included one-to-one meetings with each of their fellow Non-Executive Directors and a comprehensive introduction to the activities of each of the Board's Committees, including their objectives and priorities. They also held meetings with the company's legal advisers to discuss directors' duties, corporate governance and external reporting, among other topics. The inductions also afforded the new Board members the opportunity to engage in deeper dives in areas of particular interest. In the lead-up to his appointment, Costis also attended certain strategy-focused sessions with the Board.

Typical Board induction programme

Induction programme participants	Meeting purpose
Chair, Deputy Chair and Senior Independent Director	Introductory meetings to cover the company's governance structure, the Board's priority areas and ways of working, meeting cadence and ongoing matters considered by the Board.
Chairs and members of the Board's Committees	Overview of the responsibilities and composition of the Board's Committees, their governance, regular attendees and advisers.
Executive Directors; Business Unit Presidents	Overview of the strategic priorities of the company and each business unit, key performance indicators, financial performance and projections, and competitive landscape.
Heads of corporate functions	Introductions with leadership team members, covering an overview of their business area(s), subject matter expertise, organisational structure, company culture and values.
Company Secretary; legal advisers	Induction planning, governance framework, Board and Committee matters, duties and responsibilities of a company director, the company's policies and procedures, and other legal and regulatory considerations.

Board performance review

The Board employs a variety of methodologies for performance reviews to ensure the most effective results.

Following an externally facilitated review in 2023, conducted by Manchester Square Partners, and an internally facilitated review in 2024, led by the Deputy Chair and Senior Independent Director, the 2025 review was again internally facilitated.

Typical performance review methodologies

Methodology	Last undertaken
Questionnaire, tailored to specific needs of the business	2025
Internally facilitated interviews, led by the Chair, Deputy Chair and Senior Independent Director, and/or Company Secretary as appropriate	2024
In-depth evaluation, externally facilitated	2023

Approach and methodology

The 2025 performance review was carried out by way of a tailored questionnaire which focused on matters that are relevant to Pearson in particular, as well as those items laid down in the Code and associated guidance, including:

- Articulation and implementation of purpose and strategy
- The effectiveness of the organisation and dynamics of the Board, including composition, leadership, agendas, meeting cadence, quality of information provided, governance and decision-making
- Relationships between the Board and senior leaders, and between members of the Board itself, including the remits of and interaction among the respective Committees and with the Board
- Succession planning and talent pipeline for Executive Directors and other senior leaders
- Understanding of risks facing the company, including likelihood and mitigation
- Understanding of stakeholder views, products and markets
- The Board's monitoring of organisational culture, behaviours and employee sentiment

The full Board reviewed the findings from the performance review at its meeting in February 2026. In reporting back to the Board, it was noted that the feedback was positive, with unanimous agreement that the Board operates effectively. The Board will develop an action plan to address areas of focus, and the Nomination & Governance Committee will monitor progress during the year.

Board performance review process

 The format of the review was agreed by the Nomination & Governance Committee

 The scope of the review was finalised by the Chair with support from the Company Secretary

 The Directors completed a tailored questionnaire on a confidential and unattributable basis

 The output of the performance review was captured in a report to the Board in February 2026, with the Board then discussing the points raised by the review

 Progress on the findings of the performance review will be monitored by the Nomination & Governance Committee throughout 2026

Board performance review *continued*

Key findings

- Directors are highly engaged, with a good balance of relevant and recent experience. The Board further acknowledged the open and collaborative atmosphere at Board meetings, which encourages constructive challenge and collaborative decision-making
- The Board acknowledged its confidence in the Chief Executive's execution capability and the quality of his relationship with the Board. Directors noted the positive alignment between the Board and management and the effective mechanisms in place for engagement between employees and the Board
- The Board noted the success of the Chief Executive transition in 2023/24, supporting the development and roll-out of the company's strategy, together with the Board's continued oversight and constructive challenge on strategic implementation and material decisions
- Directors noted the effective leadership of the Board's Committees which also fostered strong discussions and outcomes at the Board

There was unanimous agreement that the Chair leads the Board in an effective manner, fulfilling Principle F of the Code. The Directors agreed that Mr Kordestani has a distinctive and thoughtful style, promotes open discussion that leverages the Board's collective expertise and ensures the Board is focused on the most critical and value-creating topics. The Directors further noted their appreciation of the relationship between Mr Kordestani and the Chief Executive. This, in turn, supports the Non-Executive Directors in fulfilling the requirements of Principle H of the Code in providing constructive challenge and strategic guidance, offering specialist advice and holding management to account.

The main areas identified by the Board for particular focus during 2026 were:

- Continued attention to succession planning and talent pipeline at Pearson Executive Management level
- Ongoing focus on strategic execution, capital allocation and strategic partnerships
- Additional attention to deeper market analysis, including competitive positioning and market trends
- Continued focus on AI developments across the entire business and oversight of product development progress
- Ongoing oversight of risk management practices and risk control, with particular focus on cyber risks, business continuity planning and crisis management
- Continued attention to Board composition and succession planning

In addition to the annual performance review exercise, the Chair meets regularly with the Non-Executive Directors and these sessions include reciprocal feedback on the functioning of the Board.

Individual performance reviews

In addition to the performance review of the Board as a whole, Executive Directors are evaluated each year on their overall performance against goals agreed by the Board, and in respect of strategic measures under the company's annual incentive plan. These goals are linked to the key financial and strategic objectives of the company. Progress against each of these metrics is reviewed by the Board on a regular basis, as part of a dashboard of financial and strategic performance measures.

The Chair engages with individual Non-Executive Directors on their performance and contributions, and encourages open channels of communication with Directors on an ongoing basis. In the Board's opinion, these ongoing lines of communication, combined with a Group-wide culture which allows and encourages feedback at any time, provide the most effective means for review of performance. In assessing the contribution of each Non-Executive Director, the Chair, with the support of the Nomination & Governance Committee, has confirmed that each continues to make a strong contribution to the business and deliberations of the Board. The Non-Executive Directors also conduct an annual review of the Chair's performance, with the Deputy Chair and Senior Independent Director leading this review and providing feedback to the Chair, and an annual review of the Deputy Chair and Senior Independent Director's performance, which is led by the Chair.

Committee performance reviews

All Committees undertake a review of their performance and effectiveness on an annual basis. For 2025, Committee members and other key contributors to the Committees were invited to provide their views by way of questionnaires tailored to the specific remit of each Committee.

The findings from this process were considered by each Committee at their December 2025 meetings. The Committees were considered by their members to be working well. Read more in the Committee reports on the pages that follow.

Progress on findings of previous performance review

A number of actions were taken during the year in response to findings from the 2024 performance review, as set out below. The Board has confirmed that these items were addressed to its satisfaction, with recommendations having been put into practice or a clear action plan identified for each to be taken forward in 2026.

Finding or focus area	Response or action taken
Continued focus on open and honest reflections and candid conversations at Board level, to ensure that the Board is consistently providing constructive challenge, airing the right issues at the right time.	Management and the Board maintained an open and transparent dialogue throughout the year, both during and outside Board meetings, with management regularly inviting challenge and advice. The 2025 performance review confirmed that this open dialogue has been maintained and that the Board's decision-making process is strong and collaborative.
Ongoing focus on applying customer, product and competitor lenses to Board discussions, and ensuring that key themes of technology and AI are consistently discussed.	At the Board meeting in June 2025, which focused on the company's strategy, the Board received a number of insights from customers and stakeholders, reflecting extensive interview research, as well as a review of Pearson's competitive landscape and business context. This included, and other Board discussions regularly include, insights on the impact of technology on Pearson and the industry and how the company is responding. In support of this ongoing focus, Board members will be given further opportunities to participate in management-led sessions on these subjects going forward.

The strategic risk deep dives presented by the business units to the Board throughout the year included the impact of technology and AI in particular, as well as cyber security risks. |
| Continued development of M&A radar scanning for the Board to ensure a clear, long-term view of inorganic growth opportunities. | Building on the strategic review process in 2024, as part of the Board meeting focused on strategy in June 2025 management presented to the Board on inorganic priorities and mapping to growth plans, together with a pipeline of potential targets, in support of the company's inorganic strategic rationale. Management and the Board will continue to give this due focus in 2026. |
| Continued attention to succession planning and talent pipeline at Pearson Executive Management level. | Management emphasised their focus on succession planning and talent pipeline during 2025, reporting to the Board on the implementation of talent talks, where the Chief Executive and Chief Human Resources Officer reviewed the shape of the organisation, its culture, top talent and the succession pipeline with each member of the Pearson Executive Management team. The Board was provided with an in-depth update on this work at the December 2025 Board meeting. |
| When considering future Non-Executive Director appointments, the Board should be mindful of succession planning for the Remuneration and Audit Committees, in preparation for the anticipated end of Sherry Coutu and Graeme Pitkethly's Board service in 2028. | The Board ensured that appropriate staffing of the Remuneration and Audit Committees formed part of the Non-Executive Director succession planning pursued in 2025, through the appointment of Arden Hoffman in June 2025, who has skills and experience that are strongly complementary to the Remuneration and Reputation & Responsibility Committees, and the appointment of Costis Maglaras on 1 November 2025, who has succeeded Lincoln Wallen on the Audit and Reputation & Responsibility Committees.

The Nomination & Governance Committee will continue to give due consideration to succession planning for upcoming Board retirements. |
| Monitor the refresh of the company's strategic goals and KPIs as a result of the strategic review process and how these are embedded and reported by the company. | In January 2025, the Board was provided with an update on the proposed evolution of the company's strategic KPIs, with the proposed focus on particular 'power metrics' to track strategic progress more effectively, in addition to more granular KPIs and analytics. Those power metrics were then launched publicly at the company's Preliminary Results presentation in February 2025 and the regular performance dashboard provided to the Board was also updated to reflect the new power metrics.

The Board also receives regular updates, through a combination of a regular dashboard and deeper dives, on the ongoing implementation of the strategic initiatives identified from the strategic review process. |

Nomination & Governance Committee report



Omid Kordestani
Chair

Principal Committee responsibilities

Appointments

Identifying and nominating candidates for Board vacancies.

Balance

Ensuring that the Board and its Committees have the appropriate balance of skills, experience, independence and knowledge to operate effectively.

Succession

Reviewing the company's leadership needs with a view to ensuring the continued ability of the organisation to compete in the marketplace.

Governance

Reviewing and overseeing Pearson's corporate governance framework, Board performance review and training plans, and the Board Diversity Policy.

Terms of reference

The Committee has written terms of reference which clearly set out its authority and duties. These are reviewed annually and can be found on our website (plc.pearson.com).

Committee members and attendance

Attendance by Directors at scheduled Nomination & Governance Committee meetings throughout 2025:

Committee members	Meetings attended
Sherry Coutu CBE	2/2
Omid Kordestani	2/2
Esther Lee[1]	1/2
Graeme Pitkethly	2/2
Annette Thomas	2/2

1. Esther Lee was unable to attend the meeting held in February 2025 due to a pre-existing commitment. She reviewed the papers and provided her perspectives to the Committee Chair outside the meeting.

Role and composition of the Committee

The Committee monitors the composition and balance of the Board and of its Committees, identifying and recommending to the Board the appointment of new Directors and/or Committee members. The Committee has oversight of the company's compliance with, and approach to, all applicable regulation and guidance related to corporate governance matters. The Committee is also available to support the Board as needed in relation to talent and succession plans for senior roles.

The Committee currently has five members, including me as Chair. The Chief Executive, Chief Financial Officer and other senior management, including the Chief Human Resources Officer, attend Committee meetings by invitation.

As Committee Chair, I am available to engage with any shareholders who would like to discuss the work of the Committee and look forward to taking any shareholder questions at our forthcoming AGM in May 2026.

Board succession planning, skills and expertise

A key element of the Committee's remit is to lead the process for Board appointments in line with appropriate succession plans. The matter of Chief Executive succession is a regular item for discussion and is reviewed by the Board on an annual basis. The company also has contingency plans in place for the temporary absence of the Chief Executive for health or other reasons. Succession planning for the Board as a whole is considered at least annually by the full Board, and on an ongoing basis by the Committee.

The Committee has defined a set of specific criteria for potential new Non-Executive Directors, in particular giving consideration to the skills, experience, knowledge and aptitude required in any candidates. Pearson expects all Non-Executive Directors to demonstrate the highest level of integrity and credibility, independence of judgement, maturity, collegiality and also a commitment to devote the necessary time to the company's business.

As part of the Committee's regular succession planning activity, all Board members are asked periodically to complete a self-assessment of the skills and experience which they believe they each bring to the Board. The assessment focuses on those categories of skills and experience which are relevant to Pearson's strategy, business model and particular organisational characteristics. When mapped against expected retirement dates, the assessment helps the Committee to identify the areas where it may need to focus any future search activity.

The results of the most recent assessment (shown on page 97) demonstrate that Pearson has a strong spread of skills across all areas identified as being of particular importance.

Board search processes and appointments

The Committee has been very active over the past year in relation to Board search activity, conducting search processes resulting in the appointment of two new independent Non-Executive Directors, Arden Hoffman and Costis Maglaras.

Before commencing the Non-Executive Director search process, the Committee considered the recent and anticipated Board retirements and the impact of these on the overall skills and expertise on the Board. These were mapped against the key areas of strategic importance to the business to ensure our Board has the appropriate balance of skills and experience to deliver our strategy, while also taking diversity considerations into account. The Committee agreed that it was particularly interested to identify two candidates who would collectively bring a combination of skills and expertise in the following areas:

- A senior executive with operating experience at scale and in a company or sector with insight into how enterprise customers would benefit from Pearson's products and solutions
- An active or recently retired executive leader of a publicly traded company and a track record of success leading a company at scale and with a global footprint commensurate to Pearson's
- Proven experience developing innovative products and/or driving digital business transformation through the development of game-changing, customer-centric strategies
- A strong understanding of the latest advancements in AI, machine learning and relevant emerging technologies to ensure the organisation remains at the forefront of innovation

Taking into account the agreed specification, the Committee engaged Spencer Stuart to undertake a search process for new Non-Executive Directors, who ensured that the search process had due regard to our regulatory obligations and Provision 23 of the UK Corporate Governance Code. As Committee Chair, I worked closely with Spencer Stuart to develop the candidate lists, with the Committee then considering the candidate profiles in detail, including their current commitments, skills and previous experience. I met with all shortlisted candidates and provided my feedback to the Committee. A number of other Board members met with the preferred candidates, following which the Committee made its recommendation to the Board.

The search processes culminated in the appointments of Arden Hoffman and Costis Maglaras as Non-Executive Directors with effect from 1 June 2025 and 1 November 2025 respectively. You can read about their induction on page 90.

Both Arden and Costis's expertise will prove invaluable as Pearson continues to execute against its strategy and will further enhance the skill set of our Board. Both will seek election at the 2026 AGM, being the first AGM following their appointment.

In addition to the Non-Executive Director search process, Spencer Stuart also undertakes broader executive search activity for the Group and is a signatory to the Voluntary Code of Conduct for Executive Search Firms. Spencer Stuart has no connection with Pearson or members of the Board beyond its expertise in board and executive search.

Nomination & Governance Committee report *continued*

Executive succession planning

Succession planning for key positions at Pearson Executive Management level is primarily overseen by the full Board, with support from the Committee. The Pearson Executive Management team has a key role to play in our strategic planning process, in the ongoing development of our talent pipeline and in fostering the culture and values required to continue to deliver on our strategy. In December 2025 the Board conducted a review of talent and succession planning. The Board considered each Pearson Executive Management role in some detail and discussed the leadership performance and any development opportunities for those in post, looking also at the immediate and longer-term succession pipeline for each Pearson Executive Management position.

The revised UK Corporate Governance Code

The revised UK Corporate Governance Code 2024 applied to Pearson from the 2025 financial year, with the exception of the revisions to Provision 29 which will apply from the 2026 financial year. The Committee oversees the company's compliance with the UK Corporate Governance Code and reviews a status tracker to enable it to consider the appropriateness and maturity of various elements of our governance framework and to monitor any areas of qualified or non-compliance. Learn more about Pearson's compliance with the 2024 Code on page 71.

The most significant changes to the Code, set out in Section 4 of the Code, relate to audit, risk and internal control matters and therefore the response to these elements is being overseen by the Audit Committee – more information on this can be found on page 110.

Other areas of focus during 2025

Other areas of focus for the Committee during the year included: oversight of the composition of the Board's Committees, assessment of the independence of Lincoln Wallen prior to making a recommendation for his re-election at the 2025 AGM (recognising his length of service on the Board), oversight of the approach to the Board's annual performance review, oversight of the induction process for our two new Non-Executive Directors, and the annual review of the contribution of each Director to the Board.

Committee performance review

The Committee undertakes an annual process to review its performance and effectiveness. For 2025, feedback relating to the Committee was sought from Directors by way of a tailored questionnaire. Topics covered included the effectiveness and dynamics of the Committee, oversight of key areas within the Committee's remit, the quality of papers and meeting discussions, and the relationships between the Committee and management.

The findings of the 2025 review indicated that the Committee is considered to be working well with appropriate agendas, papers produced to a good standard and high-quality discussions, noting Board composition and succession planning as a particular area of focus for the Committee.

You can read about the Board performance review on page 91.

Committee aims for 2026

The Committee's priorities for the coming year will be to commence a Non-Executive Director search process to prepare for upcoming retirements from the Board and to plan and oversee the next externally-facilitated Board performance review.

Omid Kordestani
Chair of Nomination & Governance Committee

Skills matrix

This matrix represents the Directors with skills or experience in areas that are relevant to Pearson's strategy, business model and organisational characteristics. Directors have assessed themselves against each theme and, for those which they bring to the Board, have identified whether they believe each to be one of their core or supplemental capabilities.

	Omar Abbosh	Sherry Coutu CBE	Alison Dolan	Alex Hardiman	Arden Hoffman	Sally Johnson	Omid Kordestani	Esther Lee	Costis Maglaras	Graeme Pitkethly	Annette Thomas
Operating context and future trends											
Technology (cloud, infrastructure, product, engineering, AI, cyber security)	Core	Core	Supplemental	Core	Supplemental	Supplemental	Core	Supplemental	Core	Supplemental	
Enterprise skilling and workforce transformation	Core	Core	Supplemental	Supplemental	Core	Supplemental		Supplemental	Core	Supplemental	Supplemental
Education and learning	Core	Core	Supplemental	Supplemental	Core	Core	Supplemental		Core	Supplemental	Core
Government and policy	Supplemental	Core	Supplemental	Supplemental	Core		Supplemental		Core	Supplemental	Supplemental
Challenging and supporting management in shaping strategy											
Branding and marketing	Supplemental	Core	Supplemental	Core	Supplemental		Supplemental	Core	Supplemental	Core	Core
Global markets, scale and complexity	Core	Core	Core	Supplemental	Core	Core	Core	Core	Core	Core	Core
Corporate strategy (value creation, M&A, capital markets, sustainability)	Core	Core	Core	Core	Supplemental	Core	Supplemental	Core	Core	Core	Core
Current and/or prior CEO experience	Core	Core	Supplemental		Supplemental		Supplemental		Core	Core	Core
Good company governance											
Accounting, finance and controls	Supplemental	Core	Core	Supplemental		Core	Supplemental	Supplemental		Core	Core
People and remuneration	Supplemental	Core	Core	Core	Core	Core	Core	Supplemental	Supplemental	Core	Core
Listed company governance and regulation		Core	Core		Core	Core	Core	Supplemental		Core	

● Core skill – one of the strongest areas of the Director's skill and expertise. Their knowledge or experience of this area brings considerable value to Board discussions.

● Supplemental skill – an area where the Director is competent or has experience, but is not one of the primary skills or attributes they bring to the Board.

Nomination & Governance Committee report *continued*

A representative Board

The Board notes the UK Corporate Governance Code's underlying principles with regard to Board balance and its principle of promoting diversity, inclusion and equal opportunity. Research indicates that high-performing boards provide an increased competitive advantage and wider perspectives, while the needs for greater inclusion continue to influence global trends.

We are determined that, as a Board, we must be representative of our employee base and wider society, including the countries in which we operate.

The Nomination & Governance Committee ensures that the Directors of Pearson demonstrate a broad balance of skills, background and experience, to support our strategic development and reflect the global nature of our business. In accordance with Principle J of the UK Corporate Governance Code, our Board search processes always consider a wide range of candidates, with varied skills, thought, experience and background, all of whom are evaluated on the basis of merit. In any Non-Executive Director search processes, the Nomination & Governance Committee encourages the retained search firms to place an emphasis on putting forward candidates from a range of backgrounds and we prioritise the use of search firms which adhere to the Voluntary Code of Conduct for Executive Search Firms.

The Nomination & Governance Committee reviews and monitors the company's progress against the objectives which underpin the Board Diversity Policy.

The objectives that support the Board Diversity Policy, and which underpin Pearson's commitment to creating a more equitable and inclusive company, incorporate the requirements under the Financial Conduct Authority's UK Listing Rules and include:

- at least 40% female directors
- at least two directors from an ethnic minority background
- at least one of the Chair, Chief Executive, Deputy Chair and Senior Independent Director or Chief Financial Officer is a woman

The Committee is pleased to confirm that all three of these targets have been met. In accordance with UK Listing Rule 6.6.6R(9), as at 31 December 2025, 58% of Directors were women (2024: 60%), the Board included four Directors from an ethnic minority background and the Chief Financial Officer role was, and is currently, held by a woman. As at 12 March 2026, these targets continue to be met.

The Nomination & Governance Committee adopts a principles-based approach to diversity on the Board's Committees. It is recognised that it is not necessarily practical to set meaningful metrics or targets for diverse membership of Committees due to the notably smaller membership of each of the Committees compared to the size of the Board. Accordingly, our principles-based approach endorses the importance of bringing varied perspectives to all areas of the Board and Committees' work. As an example of this principles-based approach in practice, as part of its regular Committee succession planning activity, the Nomination & Governance Committee considers the gender and ethnic balance on each Committee when assessing its composition and future needs.

The Board will continue to adopt best practice, as appropriate, in response to the Financial Conduct Authority requirements, the FRC's guidance, Parker Review and FTSE Women Leaders Review.

Talent at executive level

As at 31 December 2025, five members of our Pearson Executive Management team of 11, excluding the Chief Executive and Chief Financial Officer who are counted in the Board's metric, were women (45%) (2024: 45%). Including the Chief Executive and Chief Financial Officer, this ratio was 46% (six women out of 13 members) (2024: 46%). As of 31 December 2025, the group comprising the senior management team (as specified by the UK Corporate Governance Code, i.e. the Pearson Executive Management team and the Company Secretary) and the Pearson Executive Management team's direct reports contained 62 women, representing 48% of that group (2024: 52%). These figures are reported as at 31 December 2025, in accordance with Section 414C of the Companies Act 2006. For figures as at the date of this report, please see page 78.

In response to the Parker Review's requirement for listed companies to set an ethnic diversity target in respect of senior management positions, the Committee approved a target of 20% of Pearson's senior management positions to be occupied by ethnic minority individuals by December 2027. As at 31 December 2025, the senior management team, as defined above and based in the UK, contained seven individuals who identify as minority ethnic, representing 15% of that group, who have provided the company with ethnicity data.

For diversity data in the format prescribed by UKLR 6.6.6R(10), please see page 53.

Reputation & Responsibility Committee report



Annette Thomas
Chair of Reputation
& Responsibility
Committee

Principal Committee responsibilities

Stakeholders

Monitoring reputational issues that could significantly affect Pearson's reputation with stakeholders, including shareholders, customers, employees, educational institutions and educators, employers, governments and regulators, communities and civil society, and business partners. Overseeing Pearson's approach to thought leadership in respect of important issues, and attention to political and cultural perspectives in the landscape in which Pearson operates.

Sustainability

Overseeing Pearson's sustainability strategy, guided by the Learning for Impact framework and including: sustainability-related risks and opportunities; approval of, and monitoring performance towards, targets and public commitments; regulatory landscape, reporting and ratings; and sustainability due diligence in our supply chains and business partnerships.

Responsible AI

Overseeing Pearson's application of AI with a focus on: the identification of AI-related risks (e.g. biases, IP protection); managing transparency and accountability in AI systems; creation and implementation of Responsible AI principles and promotion of AI ethics across the organisation; monitoring of AI practices; and Pearson's response to external regulatory requirements.

Communications and regulatory matters

Overseeing Pearson's communications, strategies, policies and plans related to reputational issues and the people, processes and policies that are in place to manage them.

Branding

Overseeing the way in which the company's brands are managed and promoted to ensure that their value and the company's reputation are maintained and enhanced.

Risk

Monitoring Pearson's approach to the reputation aspects of the risk register and ensuring that clear roles have been assigned for the management of these.

Terms of reference

The Committee has written terms of reference that clearly set out its authority and duties. These are reviewed annually and can be found in the Governance section of our website (plc.pearson.com).

Committee members and attendance

Attendance by Directors at scheduled Reputation & Responsibility Committee meetings throughout 2025:

Committee members	Meetings attended
Alex Hardiman	3/3
Arden Hoffman[1]	2/2
Esther Lee[2]	1/1
Graeme Pitkethly	3/3
Annette Thomas	3/3
Lincoln Wallen[3]	3/3

1. Arden Hoffman was appointed to the Committee with effect from 1 July 2025.
2. Esther Lee was appointed to the Committee with effect from 1 August 2025.
3. Lincoln Wallen stepped down from the Board and the Committee on 31 December 2025.

Reputation & Responsibility Committee report *continued*

Reputation & Responsibility Committee role

The Committee works to assess and advance Pearson's reputation across the range of its stakeholders and to maximise the company's positive impact on the society in which we work and serve.

We are the main governance body for responsible and ethical business practices at Pearson, and we assess progress towards the company's sustainability priorities and commitments. As part of this work, we provide ongoing oversight and scrutiny across all reputational matters, including climate change considerations, brand, government relations and safeguarding. In late 2024, we refreshed our remit to increase and codify our focus on thought leadership and Responsible AI, reflective of Pearson's commitment to these areas. These themes featured prominently in our work throughout 2025, and you can read more about some of the aspects we considered below.

The Committee's principal responsibilities are summarised on page 99 and you can read about our overall Board framework for sustainability governance, including the related work of other Committees, on page 85.

The full Board is kept abreast of the Committee's work through reports I make following each of our sessions. These reports include highlighting any material discussion or decision points or areas of concern and offering specific recommendations for the Board's action.

As Committee Chair, I am available at any time to engage with any shareholders who would like to discuss the work of the Committee and particularly look forward to taking any shareholder questions at our forthcoming AGM in May 2026.

Committee composition and attendees

The Committee currently has six members, including me as Chair. On behalf of the Committee, I offer my sincere thanks to Lincoln Wallen, who stepped down from the Pearson Board in December 2025, for his significant contributions to the Committee's work during his tenure. During the year, the Committee was pleased to welcome Arden Hoffman and Esther Lee as new members, each of whom is already making a valuable contribution and bringing fresh perspectives to the Committee's work. Additionally, Costis Maglaras has joined the Committee with effect from January 2026.

Together, Committee members bring a range of expertise across key areas of our remit, including sustainability, product, education, stakeholder management, AI, and policy and government relations. You can read more about the Committee members' skills and experience on pages 72-74.

Pearson's Chief Executive, Omar Abbosh, is a standing attendee at every meeting of the Committee, and we also benefit from the regular attendance of other senior executives whose work is central to the remit of the Committee. These include the General Counsel, who is the executive leader responsible for the development, monitoring and execution of Pearson's sustainability strategy; the Chief Marketing Officer; and Executive Partner, Corporate Communications.

Learning for Impact framework – activities in 2025

Throughout the year, the Committee paid particular attention to our sustainability strategy, including how it aligns to our greatest areas of opportunity and challenge as a business, and how to communicate its tenets to all our stakeholders in a clear and impactful way.

As described in greater detail in our Sustainability report starting on page 32, our Learning for Impact framework comprises three pillars that drive value for our stakeholders and represent the areas where we can make the biggest positive impact:

- Driving learning for everyone
- Empowering our people to make a difference
- Leading responsibly for a better planet

These areas are strategically significant to Pearson's long-term success and are supported by Pearson's robust corporate governance, strong culture and a suite of effective policies and practices to help us in achieving our ambitions.

The Committee receives regular updates from management on progress against the priorities of the sustainability strategy and initiatives that support its delivery. Over the past year, key activities of the Committee in relation to our three Learning for Impact framework pillars included the following:

- At each meeting, we received a report on recent incidents and issues that could have an impact on Pearson's reputation, including those relating to our products and business partners. We considered the company's responses to coverage on social media and in traditional media,

including paying particular attention to our protocols for responding to questions about our content, the integrity with which we handle such situations and any lessons learned

- We considered management's incident response protocol, recommending a codification of the Chief Executive's role in notifying the Board of any significant matters. We received an update on use of the incident management framework over the previous 12 months

- We endorsed Pearson's new social media policy and noted a new protocol to guide employees in their online activity and digital communications. This four-pronged protocol prioritises our customer-centric approach, while also supporting Pearson's growth, talent attraction and retention, and legal compliance

- We noted the results of our latest review of content throughout our physical textbooks and digital titles ahead of the Fall 2025 back-to-school season. Reviews such as this seek to ensure that our materials remain in line with our Global Quality Standards that support our employees and business partners to deliver accurate, trusted, evidence-based learning experiences that meet our user-centred and data-led standards of excellence

- We noted how Pearson's approach to sustainability and social value is directly aligned to our overall goal of scaling enterprise revenues, with skills, early careers and accreditation – as key drivers of economic value – being differentiators for Pearson in our commercial proposals

- We conducted two deep dive sessions into Responsible AI (RAI), which has been a significant focus area for the Committee and for Pearson more broadly over the past year. We assessed Pearson's progress in providing safe, inclusive and legally compliant AI-enabled learning environments through attention to Pearson's RAI principles and strategy. We noted the latest assessment of Pearson's AI governance maturity, where a comprehensive RAI framework has been established that adheres to the standards of the NIST AI Risk Management Framework and the EU AI Act, among others; and we provided challenge on the balance between the human and automated elements of the proposed control framework. We also considered the cultural behaviours and cross-functional collaboration that will help position RAI as a differentiator for Pearson, assessing the extent to which RAI might be used to accelerate growth and enhance efficacy, while also minimising risk

- We continued to monitor long-term climate targets, progress against short-term decarbonisation activities, and an increased focus on energy efficiency and renewable electricity consumption. As part of this, we noted the ongoing work to assess the environmental footprint of emerging technology, particularly AI, to ensure that innovation advances, rather than compromises, our environmental objectives

- We conducted our annual review of health and safety (H&S) at Pearson, reviewing a report on the H&S programme's key principles, operating models, incident data, future legislative developments and priorities for 2026

- We undertook our annual safeguarding and online harms review. In particular, we considered the company's operational structure, policy approach and escalation procedures, together with actions undertaken by management to continue to enhance our safeguarding framework. We considered how Pearson utilises a 'safety by design' approach in applying innovative technologies, with our Trust and Online Safety team embedded in the product development process. We also endorsed a programme of work to further strengthen our processes around recruitment and training of staff in the safeguarding space

Sustainability governance and policies

The Committee recognises that robust governance, a strong culture and effective policies are essential to the successful delivery of our sustainability framework.

During the year, we noted the announcement of the EU's 'Omnibus' package which seeks to drive comprehensive deregulation activity in sustainability reporting. The changes resulting from Omnibus include the delayed implementation for Pearson of certain reporting and assurance requirements, as well as reductions in scope and the level of detail required in a variety of regulatory provisions. Accordingly, Pearson has adopted a revised approach to its implementation of reporting changes, prioritising activities required under new or existing UK standards and legislation. As a result, the Committee's activity in this area included:

- Reviewing Pearson's climate risk analysis, which outlines the risks and opportunities that may impact the company's operations and resilience across various climate scenarios and time periods. You can read more about this starting on page 45

- Endorsing continual improvement in quantitative data accuracy in preparation for the increased data reporting and assurance requirements in future years

In addition to our oversight of regulatory change and preparedness, we:

- Noted management's assessment of the latest analyst rankings and ratings of Pearson's sustainability performance and credentials. Read more on page 34

- Reviewed the annual Modern Slavery Act statement with management prior to recommending that the Board approve the statement for publication. Read the statement here: https://www.pearson.com/legal-information/our-policies/modern-day-slavery.html

Other key areas of focus during 2025

In addition to the work relating to the three pillars of our Learning for Impact framework, we spent time considering a broader range of matters relating to Pearson's reputation and key stakeholders, including the following:

- With input from our government relations leads, we reviewed the key areas of focus for the UK and US governments relating to learning, education and skills. We discussed broader governmental policy priorities, the business implications of these and Pearson's response, both tactically and strategically. We also considered the range of approaches through which Pearson engages with governments and policymakers, emphasising Pearson's focus on enterprise, skilling, AI and innovation in education, and improving learner outcomes

- Following the launch of Pearson's new brand identity in April 2025, we received an update on employee and customer engagement and response to the new brand. We also discussed the way in which Pearson could highlight the impact of its products and services through the use of real learner success stories to demonstrate how learning can change lives

- Alongside our new brand, we considered how Pearson is seeking to shape and activate its thought leadership agenda by establishing company points of view on significant topics, balanced with insights from enterprise or research partners. These points of view are brought to life through marketing, policy engagement, product, technology and innovation

Committee performance review

The Committee undertakes an annual evaluation to review its performance and effectiveness. For our review in 2025, Committee members and other key contributors to the Committee were invited to provide their views on an anonymous basis by way of a tailored questionnaire.

Topics covered in the review process included the effectiveness and dynamics of the Committee, oversight of key areas within the Committee's remit, the quality of papers and meeting discussions, and the relationships between the Committee and management. Following the recent addition of Responsible AI to the Committee's remit, the review also sought participants' deeper views on the Committee's role and key areas of focus in relation to this topic.

The Committee considered the findings from the review process at its December 2025 meeting and concluded that:

- The Committee is functioning well with appropriate agendas, papers produced to a good standard, a collaborative culture and high-quality discussions

- The Committee responds proactively to emerging risks and has benefited from a sharpened remit following the work to refocus its terms of reference in 2024

- There is clear consensus that AI should remain a regular topic in the Committee's work plan, with members felt by management to have already provided valuable input to Pearson's ongoing work in this area

Committee aims for 2026

Our priorities for the coming year include:

- Continued attention to Pearson's effective integration of Responsible AI practices, including through oversight of: the embedding of practices into engineering and product workflows; enhancing AI literacy across our employee base; and establishing robust, data-driven capabilities to underpin confidence, trust and innovation

- Reviewing proposals to refresh Pearson's brand architecture and consideration of our thought leadership agenda for the coming year

- Remaining attuned to government policies relating to education and skills and other public policy matters affecting Pearson, and ensuring that the company remains well placed to support a breadth of learners and customers

- Continuing our close attention to sustainability matters, including making progress towards our climate commitments, while maintaining a sharp focus on the social impact of our products and services

- Overseeing the effectiveness of material controls within our remit, following the implementation of the new Provision 29 of the UK Corporate Governance Code. You can read more about Pearson's preparations for the new Provision 29 in the Audit Committee's report on page 110

Annette Thomas
Chair of Reputation & Responsibility Committee

Audit Committee report



Graeme Pitkethly
Chair of Audit Committee

Principal Committee responsibilities

Financial reporting

The quality and integrity of Pearson's financial reporting and statements and related disclosures, including significant reporting judgements.

Policy

Group financial policies, including accounting and treasury policies and practices.

External audit

External audit, including the appointment, qualification, independence and effectiveness of the external auditors.

Internal audit, risk and internal control

Risk management and internal control framework, including oversight of the work and effectiveness of the Internal Audit function.

Compliance and governance

Legal and regulatory requirements in relation to financial reporting and accounting matters, and oversight of compliance programmes and investigations.

Terms of reference

The Committee has written terms of reference which clearly set out its authority and duties. These are reviewed annually and can be found in the Governance section of our website (plc.pearson.com).

Committee members and attendance

Attendance by Directors at scheduled Audit Committee meetings throughout 2025:

Committee members	Meetings attended
Alison Dolan	4/4
Alex Hardiman	4/4
Graeme Pitkethly	4/4
Lincoln Wallen[1]	4/4

1. Lincoln Wallen stepped down from the Board and the Committee with effect from 31 December 2025.

Members

As at the date of this report, the Committee comprises four independent Non-Executive Directors, all of whom have financial and/or related business experience due to the senior positions they hold or have held in other listed or publicly traded companies and/or large organisations. The Committee possesses a good balance of skills and knowledge with competence and experience covering all aspects of the sectors in which Pearson operates and the company's key markets. Each member is 'financially literate' for the purposes of the NYSE listing standards.

Graeme Pitkethly, Chair of the Committee since August 2022, is the Committee's designated financial expert within the meaning of the applicable rules and regulations of the SEC, having recent and relevant financial experience as required by the Code, and as a Chartered Accountant. From 2015 to 2023, Graeme was Chief Financial Officer of Unilever plc and is now a Non-Executive Director of Sandoz Group AG and Chair of its Audit, Risk and Compliance Committee and a Non-Executive Director of Verisure plc and Chair of its Audit and Risk Committee. Graeme's full biography is shown on page 74.

The qualifications and relevant experience of the other Committee members are detailed on pages 72-74. You can read more on page 75 about the process through which the Board assesses the independence of Non-Executive Directors.

Audit Committee role and composition

The Committee has been established by the Board primarily for the purpose of overseeing the accounting, financial reporting, internal control and risk management processes of the company and the external audit of the Group's financial statements. As a Committee, we are responsible for assisting the Board's oversight of the quality and integrity of the company's external financial reporting and statements, and the company's accounting policies and practices, and we work to create a culture – both within the Committee's work and Pearson more broadly – which recognises the work of, and encourages challenge by, the external auditors.

On behalf of the Committee, I offer my sincere thanks to Lincoln Wallen, who stepped down from the Pearson Board at the end of 2025, for his significant contributions to the Committee's work during his tenure. With effect from 1 January 2026, we have welcomed Costis Maglaras as a new Committee member, and we look forward to considering his perspectives across many areas of the Committee's remit.

Pearson's Executive Partner, Internal Audit, Controls, Compliance and Risk has a dual reporting line to the Chief Financial Officer and to me, and both she and the external auditors have direct access to the Committee to raise any matters of concern and to report on the results of work directed by the Committee. As Audit Committee Chair, I ensure that the full Board is kept abreast of the business of the Committee in a timely manner, including highlighting any areas of concern or specific recommendations. I also work closely with the Chief Financial Officer and senior financial, risk, legal and internal audit personnel outside the formal meeting schedule to ensure robust oversight and challenge in relation to financial control, compliance, investigations and risk management.

As Committee Chair, I am available to engage with any shareholders who would like to discuss the work of the Committee, including the scope or effectiveness of the external audit. There were no requests from shareholders during the year for any specific matters to be covered in the audit. I look forward to taking any shareholder questions at our forthcoming AGM in May 2026.

Audit Committee meetings and activities

At every meeting, the Committee considers reports on the activities of the Internal Audit and Compliance functions, including the results of internal audits, project assurance reviews and fraud and whistleblowing reports. We also monitor the company's financial reporting and risk management procedures, discuss the Group's control environment, review the work undertaken by the external auditors and consider any significant legal claims and regulatory issues in the context of their impact on financial reporting, each on a regular basis.

Other prominent themes in the Committee's work throughout 2025 included:

- Following publication of the revised UK Corporate Governance Code (the Code) in 2024, we continued to oversee preparations for the new requirements of Provision 29 relating to Pearson's risk management and internal control framework, with a particular focus on effectiveness of our material controls (read more on page 110)

- Continued attention to the application of Pearson's accounting policies, key judgements and key areas of estimation as described in the financial statements

- Oversight of management's approach towards risk identification and monitoring, including through periodic reviews of Group-wide risk trends and mitigation (read more on pages 55-69)

- Review of important areas such as data privacy, cyber security and technology resilience. In addition to their importance at a macro level, these are key factors in the success of Pearson's strategy and in ensuring we maintain trusted relationships with stakeholders

The Committee also receives technical updates at each meeting, including on matters such as accounting standards and the audit, governance and external reporting landscape, and members are able to request specific or personal training as appropriate.

You can view the key activities of the Committee and read more about our work in these areas on the pages that follow.

The Committee's focus areas for 2026 will include:

- In the first year of applicability of expanded Code requirements relating to risk management and internal control, we will work closely with the Board and other Committees to oversee the effectiveness of our material controls through a detailed work plan

- With the external audit for 2026 being the fifth to be led by the current external audit partner, and accordingly the final one permitted under independence requirements, we will focus on the external audit firm's plans for lead partner rotation

Audit Committee report *continued*

Additional meeting attendees

The Chief Executive, Chief Financial Officer, General Counsel, Chief Technology Officer, other executives and senior managers from across the business attended meetings during the year, either as regular invitees of the Committee or to discuss particular items of business.

This direct contact with key leadership augments the Committee's understanding of the issues facing the business as well as helping to develop Pearson's talent pipeline through facilitation of Board-level engagement opportunities for those leaders and managers below executive level. We also meet regularly in private with the external auditors and with the Executive Partner, Internal Audit, Controls, Compliance and Risk.

In addition to the Committee's formal meeting schedule, I meet regularly with the external auditors, Chief Financial Officer, General Counsel, and senior internal audit, controls, legal and risk personnel in order to keep abreast of all relevant matters within the Committee's remit.

As Chair of the Committee, I am consulted as part of the performance review and objective-setting processes for the Executive Partner, Internal Audit, Controls, Compliance and Risk, and I make recommendations on her remuneration to the Remuneration Committee. This additional oversight is in line with the Institute of Internal Auditors' Internal Audit Code of Practice.

Committee performance review

The Committee undertakes an annual evaluation to review its performance and effectiveness. For our review in 2025, the Committee evaluation process was conducted by way of a tailored questionnaire. The process sought views on an anonymous basis from Committee members and the Chief Executive together with other key contributors to the Committee, including the lead external audit partner, the Chief Financial Officer, the Chief Technology Officer, the Executive Partner, Internal Audit, Controls, Compliance and Risk, and the Executive Partner, Financial Reporting.

Topics covered in the review process included the effectiveness and dynamics of the Committee, the Committee's oversight of key areas within its remit, the quality of papers and meeting discussions, and the relationships between the Committee and management.

Reflecting the requirements of the FRC's Minimum Standard as incorporated into the Code, the review also sought views on the Committee's role in overseeing the external auditors, including the Committee's role in assessing the quality and effectiveness of the external audit and creating a culture which encourages challenge.

The Committee considered the findings from the review process at its December 2025 meeting, including the following key points:

- The Committee is considered by Directors and other contributors to be performing effectively with appropriate agendas, papers produced to a good standard, and open, candid discussions at the meetings

- The composition of the Committee is appropriate and includes the necessary skills. Roles and responsibilities are clear and the Committee is considered to have a collaborative culture

- A high quality of debate and challenge is demonstrated by the Committee, including in respect of complex accounting matters or judgements, and the Committee is effective at reviewing the quality and integrity of the Group's financial reporting and at holding management to account in this area

- The Committee provides effective oversight of the quality and effectiveness of the external audit process and of the external auditors themselves, and creates a culture which recognises the work of and encourages challenge by the external auditors

- The Committee has a significant remit and it is important to continue to allocate appropriate time across key risk areas including technology, data privacy and cyber security

- Partnership with the Reputation & Responsibility Committee continues to be key in covering complex topics such as AI, sustainability assurance and non-financial reporting, and business resilience

You can read more about the review of audit quality and effectiveness and the FRC Minimum Standard on pages 111–112.

Fair, balanced and understandable reporting

In response to the Code's Principle N, the Committee considered whether the 2025 annual report is fair, balanced and understandable. In making this assessment, we considered the following areas:

- The process for preparing the report, including the contributors, the internal review process and how feedback is addressed throughout the process

- The business review narratives presented for each business area

- The discussion of reported and underlying results throughout the report

The Committee was satisfied that, taken as a whole, the annual report is fair, balanced and understandable. We reported this conclusion to the Board.

Learn more about fair, balanced and understandable reporting on page 156.

Financial reporting and policies

In February 2026, the Committee considered the 2025 preliminary results announcement and annual report and accounts, including the financial statements, Strategic report and Directors' report. The significant issues considered by the Committee relating to the 2025 financial statements are set out on pages 114–116.

Correspondence with the Financial Reporting Council

In October 2025, Pearson received a letter from the Financial Reporting Council (FRC) confirming that it had completed a review of the company's 2024 annual report and accounts. There were no questions or queries to which the FRC required a formal written response. A number of matters were raised regarding possible improvements to our existing disclosures. These have been addressed in the 2025 annual report where material and relevant.

The FRC's role is to consider compliance with reporting standards and not to verify the information provided. Therefore, given the scope and inherent limitations of their review, which does not benefit from any detailed knowledge of the Group, it would not be appropriate to infer any assurance from their review.

Audit Committee meeting focus during 2025

	Financial and non-financial reporting	Policy and finance operations	Area of Committee remit External audit	Internal audit, risk and internal control	Compliance and governance
Matters considered	• Significant issues reporting (p114) • Fair, balanced and understandable reporting (p156) • Going concern and viability statements including supporting analysis (p69 and p153) • Impact of legal claims and regulatory issues on financial reporting • Annual report and accounts; preliminary announcement and financial statements • Review of interim results • Form 20-F and related disclosures, including annual Sarbanes-Oxley Act Section 404 attestation of financial reporting internal controls • Accounting and technical updates • Sustainability assurance planning	• Accounting matters and Group accounting policies • Treasury Policy and reporting • Tax update	• Report on half-year review procedures • 2025 external audit plan • Review of the effectiveness of external auditors (p111) • Receipt of UK and US auditors' reports • EY findings on internal controls over financial reporting (ICFR) • Confirmation of auditors' independence • Provision of non-audit services by external auditors – approval of policy and regular reporting (p113) • Re-appointment of external auditors • Remuneration and engagement letter of external auditors	• Internal audit activity reports and review of key findings (p108) • 2025 and 2026 internal audit plans including resourcing • Assessment of the effectiveness of Internal Audit function (p109) • Assessment of the effectiveness of internal control and risk management framework (p109) • Preparation for new 2024 Code Provision 29 material controls requirements (p110) • Risk management including Group's principal and emerging risks and risk framework (p107) • Group-wide risk deep dives on: cyber security; technology resilience; data privacy; and treasury and insurance (p107) • Controls Centre of Excellence updates, including on ICFR and 2025 work plan (p109)	• Fraud, whistleblowing reports and ethics and compliance investigations (p108) • Anti-bribery and corruption and sanctions programmes (p108) • Compliance with accounting and audit-related aspects of the UK Corporate Governance Code • Audit Committee and Internal Audit function terms of reference • Oversight of Group's schedule of delegated financial authority • Regulatory and technical briefings • Review of minutes of the Verification Committee's meetings

Audit Committee report *continued*

Audit Committee meeting focus during 2025 *continued*

	Area of Committee remit				
	Financial and non–financial reporting	**Policy and finance operations**	**External audit**	**Internal audit, risk and internal control**	**Compliance and governance**
Selected key actions and outcomes	• The Committee reviewed the annual report and Form 20–F, and the company's annual and interim financial statements, and received reports from both management and the external auditors on the significant financial reporting judgements relating to each • The Committee reviewed the going concern analysis and the viability statement for recommendation to the Board • The Committee reviewed quarterly reports of all material litigation and disputes provided by the General Counsel • In early 2025, the Committee received an update on preparations for mandatory sustainability disclosure requirements, noting the anticipated implementation of the EU's 'Omnibus' simplification package. For more detail on Board-level oversight of sustainability reporting, see the Reputation & Responsibility Committee report on page 99	• The Committee considered the application of Pearson's accounting policies and practices in reviewing the financial statements and significant accounting matters • The Committee reviewed Pearson's tax strategy, receiving updates on anticipated effective tax rate and developments in the global tax regulatory landscape • The Committee reviewed quarterly treasury compliance reports and approved the updated Group treasury policy	• The Committee considered the audit strategy for the 2025 audit, including the audit approach, significant risks and areas of audit focus, scope and level of materiality • The Committee received reports from EY on the results of (i) their review of the interim financial statements, and (ii) their audit of the annual financial statements and ICFR. The Committee reviewed the respective letters of representation and recommended them for approval by the Board • The Committee considered formal communications by the external auditors, including disclosures relating to their independence as required by the FRC, SEC and PCAOB • The Committee reviewed the effectiveness of the external auditors to ensure the independence, objectivity, quality, rigour and challenge of the audit process were maintained. The Committee concluded that the external auditors and the audit process were effective • The Committee considered Pearson's relationships with other external audit firms and agreed an approach to managing independence to preserve choice in any future audit tender process	• The Committee reviewed and approved the Internal Audit budget for the coming year at its first meeting of 2025 • The Committee considered the conclusions and themes emerging from Internal Audit reviews conducted during the year and approved the internal audit plan for 2026 • The Committee discussed the outcome of Internal Audit investigations, including the most significant issues raised in Internal Audit reports, and received updates on the status of resolution of issues raised • The Committee received regular updates on the status of Pearson's internal controls programme, including controls related to financial reporting, business and IT, and considered reports from both management and the external auditors. This included discussion of design and operating effectiveness and any identified deficiencies • The Committee considered the Group risks and actions to enhance their assessment, monitoring and mitigation, including recommending to the Board the approval of the principal and emerging risks disclosed in the annual report. This oversight was supported by deep dives into selected risk areas • The Committee provided scrutiny of, and input into, proposals relating to material controls effectiveness in response to new Code Provision 29	• The Committee reviewed regular reports on fraud, whistleblowing and compliance matters, led by the Associate General Counsel – Employment, Ethics & Compliance, considering investigations, metrics, controls and initiatives • The Committee considered an in-depth analysis of compliance with the FRC's Minimum Standard • The Committee approved changes to the Group's schedule of delegated financial authority, including in response to the new career architecture levels. All changes were below the threshold requiring full Board approval • The Committee undertook the annual review of its own effectiveness and that of the Internal Audit function • The Committee Chair met with the Non-Executive members of the PDRI Board to further enhance his understanding of PDRI's independent governance arrangements in respect of PDRI's US federal contracts, respecting the arm's-length nature of those arrangements

Risk assessment, assurance and integrity

A key role of the Committee is to provide oversight and support to the Board with regard to the integrity of the company's procedures for the identification, assessment, management and reporting of risk. In fulfilling its remit, the Committee remains mindful that effective risk management is essential to executing Pearson's strategy, achieving sustainable shareholder value, protecting the brand and ensuring good governance.

During 2025, the Committee had oversight of management's approach towards risk identification and monitoring. Pearson's enterprise risk management programme aligns with the structure of the business, which is managed through five global business units supported by Group-wide corporate functions.

At least twice a year, the Committee considers a Group-wide risk management report which highlights risk trends and themes that exist or are emerging across the business. The report provides visibility into key drivers of risk ratings, gives insights into Pearson's mitigation maturity for each principal risk, and identifies priority focus areas from an enterprise risk perspective. In addition to this regular reporting, the Committee conducts a number of deep dives with selected Group functions including data privacy, cyber security, technology resilience, tax, treasury, and anti-bribery and corruption. You can read more on some of these themes later in this Audit Committee report.

On an annual basis, the Committee reviews the enterprise risk framework and approves its continued use. This framework comprises Pearson's principles, processes and methodology for risk management and aims to consistently embed such activity and practice within the organisation.

In addition to the Committee's own work on enterprise risk, through a series of strategic and business-focused risk deep dives, the President of each business unit provides an overview of its risk register to the Board at least annually and leads a session on the key risks facing their particular business. The process is supported by central Risk team experts as required, providing the Board with a clear and consistent framework within which to evaluate the strategic and business risks to the company, based upon the principal, emerging and significant near-term risk categories described on pages 58-68.

The Board uses these deep-dive sessions to understand the rigour of management's risk scanning and to challenge judgements being made in response to risks. The Committee and Board consider that Pearson's enterprise risk management approach is robust and proportionate and facilitates a culture of accountability and ownership among business leaders. The business unit risk deep dives provide a strategic and increasingly data-driven lens to the risk management process that is valued by the Board and management alike.

For more detail, please refer to the dedicated Risk management section on pages 55-69.

Data privacy, cyber security and technology resilience

Prudent management of data privacy, cyber security and our technology estate are central to protecting Pearson's customers, supporting the business strategy, and maintaining trust with stakeholders. The Committee oversees these matters on behalf of the Board from a risk and assurance perspective and monitors the maturity of Pearson's associated governance frameworks. It does this through regular deep dives and oversight of the risk-based internal audit programme. The Committee takes an integrated approach to these topics, bringing together leaders from each area to provide holistic insights and to ensure that risks and dependencies are considered collectively. Some examples of the Committee's activity and focus areas on these topics are set out below.

Strategic oversight of technology transformation and culture

A significant area of focus for the Committee during the year was the continued evolution of Pearson's technology operating model and the cultural shift required to support it. Following the appointment of Pearson's new Chief Technology Officer, the Committee reviewed his early assessment of the digital and technology environment, including the strategic ambition to shift the Technology function to a product- and customer-led model. Principles such as 'freedom in a box' were discussed, aiming to balance innovation with common standards, as well as a focus on data and AI governance. The Committee emphasised the importance of clear accountability, engineering discipline and cultural alignment to successfully support this strategic vision for the Technology function.

Modernisation, resiliency and strategic risk management

The Committee monitored management's progress in updating, and enhancing resilience in, Pearson's technology estate. This included ongoing cloud migration, reduction of technical debt and the continued shift towards more unified, standardised ways of working across engineering teams. The Committee scrutinised the risks associated with legacy platforms and was attentive to the need for robust governance around change management. Committee members also reinforced the importance of disciplined processes, understanding of critical customer journeys and clear visibility of operational risks associated with technology estate enhancements.

The Committee reinforced the need for transparent reporting that reflects customer impact and technical metrics, supporting a clear view of business risk and helping to ensure that technology decisions are aligned to customer experience and strategic objectives.

Cyber security governance and privacy maturity

The Committee reviewed updates on Pearson's cyber posture, receiving assurance on the identification and protection of high-value assets and progress against key security frameworks, including the NIST Cybersecurity and Privacy Frameworks. The Committee also considered assessments aligned to the CISA Zero Trust Maturity Model, receiving briefings on the key actions required to embed Zero Trust principles across identity, devices, networks, applications and data.

The Committee noted technical and cultural improvements that continued to strengthen organisational maturity in these areas, while reinforcing the importance of clear prioritisation, enhanced accountability and a strong security culture across Pearson's staff, contractors and partners.

Assurance and oversight

Through its oversight of Pearson's risk-based internal audit programme, the Committee reviewed findings of both formal audits and advisory reviews across a range of technology, cyber security and privacy themes, considered recommendations in respect of any areas for improvement, and tracked management's progress in closing agreed actions.

You can read more about Pearson's approach to data privacy and cyber security on page 39.

Audit Committee report *continued*

Compliance, ethics, fraud and whistleblowing

The Associate General Counsel (AGC) – Employment, Ethics & Compliance oversees compliance with our Code of Ethics and works with senior legal, HR and other relevant personnel to investigate any reported incidents, including ethical, corruption and fraud allegations. The Committee receives an update at each meeting on all significant investigations and employee relations matters, as well as reviewing data regarding matters raised through our whistleblowing reporting system. If applicable, any findings of the external auditors with respect to a particular matter are also considered as part of these discussions. The Committee may also meet in private if required with the AGC – Employment, Ethics & Compliance. On behalf of the Board, the Committee considers an annual review of the effectiveness of the whistleblowing system including through benchmarking against peers and by monitoring progress against previous years' findings. The Committee Chair's regular reports to the Board include a review of investigations or whistleblowing matters of note.

The Pearson anti-bribery and corruption (ABC) and sanctions compliance programmes provide the framework to support our compliance with various regulations such as the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act. The Committee uses this framework to monitor our ABC and sanctions compliance programmes on an ongoing basis. Pearson and the Committee remain attentive to opportunities to continue to enhance the company's practices and protocols in this space.

In 2025, in addition to our regular review of ethics, compliance and employee relations investigations, we noted a range of enhancements made to the compliance programme, including:

- Launch of a fully refreshed Code of Ethics and associated training, with the theme of 'Learning with Integrity', replacing our previous Code of Conduct
- Roll-out of updated and targeted employee training on sanctions and ABC, alongside dedicated training on these topics for the Pearson Executive Management team
- Improvements to our fraud prevention regime, including responding to the requirements of the new UK 'failure to prevent fraud' legislation and embedding the key principles in the new Code of Ethics, and supporting the planned roll-out of the new employee expenses system, which utilises technology to better identify discrepancies and validate adherence to company policies

Board training on compliance

In addition to the Audit Committee's ethics and compliance updates at every meeting, the full Board participated in a dedicated compliance training session during the year, led by an external specialist.

Topics covered included:

- The UK and US landscapes for anti-bribery and corruption, the reach of applicable legislation and potential offences
- Recent investigations into other large companies and lessons learned
- Priorities of UK and US regulators such as the UK Serious Fraud Office, US Department of Justice and US Securities and Exchange Commission
- How Pearson is responding to recent and upcoming legislative changes, including the new 'failure to prevent fraud' offence, under the UK's Economic Crime and Corporate Transparency Act 2023
- Benchmarking of Pearson's practices across the compliance space, including: risk assessments; investigations and response; policies, procedures and controls; training and awareness; and monitoring, auditing and reporting

Internal audit

The Internal Audit function is responsible for providing independent assurance to management and the Committee on the design and effectiveness of internal controls to mitigate strategic, financial, operational and compliance risks. The Executive Partner, Internal Audit, Controls, Compliance and Risk reports jointly to the Chair of the Committee and the Chief Financial Officer and is responsible for the day-to-day operations of Internal Audit and execution of the annual internal audit plan. The internal audit mandate is approved annually by the Committee.

Internal audit plan and activity

The internal audit plan and any changes thereto are reviewed and approved by the Committee throughout the year, and the Committee is attentive to the resourcing of the Internal Audit function. The internal audit plan is aligned to Pearson's greatest areas of risk, as identified by the enterprise risk management process (see graphic below), and the Committee considers issues and risks arising from internal audits.

Management action plans to improve internal controls and to mitigate risks are agreed with the business area after each audit. Internal Audit has a robust process in place for the implementation of audit actions, which also includes review and testing of evidence to corroborate action implementation. Progress of management action plans is reported to the Committee at each meeting. Internal Audit has a formal collaboration process in place with the external auditors to ensure efficient sharing of insights and outcomes. Regular reports on the findings and emerging themes identified through internal audits and advisory reviews are provided to the Pearson Executive Management team and, via the Committee, to the Board.

2025 internal audit activity – coverage of principal risks and audit themes[1]:





Section size reflects number of audits mapped by principal risk

Principal risk	
Reputation and responsibility	16
Capability	13
Customer expectations	9
AI, content and channel	7
Competitive marketplace	6
Portfolio change	6
Accreditation	2





Section size reflects number of audits mapped by audit theme

Theme	
Governance and compliance	9
Technology and data	7
Transformation / change	2
Customer / consumer	2
People	1

1. Each audit may cover multiple principal risks but will have only one theme

In 2025, Internal Audit carried out engagements across Pearson's business units and corporate functions, as well as Group-wide thematic audits, covering all principal risks. The audit plan changes throughout the year based on changes in Pearson's risk profile. Key themes in 2025 related to compliance with laws and regulations, information security and data privacy, organisational transformation, business continuity and IT resilience, and operational delivery. Additionally, the Internal Audit team contributed to our preparations for compliance with the 2024 Code Provision 29 material control requirements and will play a key part in Pearson's assurance framework in this regard moving forward. You can read more about our preparations for Provision 29 on page 110.

Internal audit evaluation

At its December 2025 meeting, the Committee considered the findings of the review of the performance, effectiveness and independence of Pearson's Internal Audit function, a process which is undertaken annually. The 2025 review was conducted by distributing a questionnaire to the key stakeholders of the Internal Audit function – including Committee members, the lead external audit partner, members of the Pearson Executive Management team, and senior financial, legal, technology and operational management.

The evaluation process sought views on an anonymised basis on the Internal Audit function's work programme, planning, resource levels, skills and expertise, communication and ways of working.

Based on the findings of the 2025 review, the Committee is of the opinion that the quality, experience and expertise of the Internal Audit function are appropriate for the business. The Committee further believes that the Internal Audit function operates with an appropriate degree of independence and has the ability to raise matters with the Committee without management present.

The Committee recognised the findings of the review, which noted that the Internal Audit function demonstrates a robust and effective team, recognised for its independence and professionalism. The team is perceived as consistently delivering high-quality challenge and adding value to the business, with a clear, risk-based approach to its work. Stakeholders appreciate the clear communication of audit plans and the transparency around the risks being addressed, contributing to a shared understanding of the audit programme's scope and objectives.

The Committee will remain attentive to ensuring the Internal Audit function has access to the necessary resourcing, skills, capabilities and knowledge to conduct specialist audits, supplementing its own resource where necessary.

The Committee will ensure that an external quality assessment – i.e. an independent third-party assessment of the effectiveness and processes of the Internal Audit function – is conducted at least once every five years, in line with the requirements of the Institute of Internal Auditors' Global Internal Audit Standards. The most recent such assessment was undertaken in 2024 and it is therefore expected that the next such assessment will be undertaken during 2029.

Internal control and risk management

The Board has overall responsibility for Pearson's internal control and risk management framework, which is designed to manage, and where possible mitigate, in line with the Board's risk appetite, the risks facing Pearson, as well as to safeguard assets and provide reasonable, but not absolute, assurance against material financial misstatement or loss. The Board agrees risk management requirements and, in assessing the effectiveness of the risk management effort, reviews a range of inputs as described elsewhere in this report. The Board can and does challenge the reporting it receives and will request further information as needed to make its assessment.

The Committee plays a lead role on behalf of the Board in monitoring the effectiveness of the company's risk management and internal control framework. In addition to Pearson's listing on the London Stock Exchange, Pearson is listed on the New York Stock Exchange, where the company's shares trade in the form of ADSs. Pearson is accordingly required to comply with the requirement under Section 404 of the US Sarbanes-Oxley Act of 2002 (SOX) to conclude annually on the operation of its internal controls over financial reporting. Management's assessment is included on page 259 as part of the Additional information for US listing purposes section which is on pages 241-261.

The Committee oversees a risk-based internal audit programme which provides assurance over Pearson's management of risk. In addition to this assurance work, the Committee monitors the effectiveness of the organisation's broader risk and internal control framework through three main inputs: (i) reports from Internal Audit, which offer evidence-based assurance over key risks via the audit programme;

(ii) risk deep dives, which provide comprehensive insights into specific risk areas and are led by functions or business units, together with overarching enterprise-level risk reporting; and (iii) regular reports on the effectiveness of internal controls over financial reporting. In 2025, Internal Audit provided assurance over key principal risk areas, as described on page 108.

Each business area maintains internal controls and procedures appropriate to its structure, business environment and risk profile, while complying with company-wide policies, standards and guidelines. Key internal controls over financial reporting are tested by the Group-wide Controls Centre of Excellence and are subject to testing as part of both the internal and external audit processes.

The Controls Centre of Excellence teams took a number of steps in 2025 to further enhance Pearson's control environment. This included building internal technical SOX knowledge, growing testing capacity in Manila and improving technology usage.

The Committee, acting on behalf of the Board, confirms that it has reviewed, and continues throughout the year to review, the effectiveness of Pearson's risk management and internal control framework in accordance with Provision 29 of the 2018 Code and the associated guidance (as in effect during the year). In making its assessment as to the effectiveness of the framework for 2025, the Committee had regard to an assurance opinion from the Internal Audit function. Factors considered in this process included:

- the outcomes of internal audits completed during the year
- significant changes in Pearson's strategy, processes and systems
- the wider Pearson risk management and assurance framework, which includes other assurance activities by first and second line of defence teams, including enterprise risk management, the Controls Centre of Excellence, business unit and technology assurance teams
- work conducted by the external auditors
- the organisation's response to internal audit actions
- whether any fundamental or significant actions have not been accepted by management and the consequent risk
- whether any limitations have been placed on the scope of Internal Audit's work or remit

Audit Committee report *continued*

The Committee reviewed the detail underpinning these factors as part of the 2025 year-end process. The Committee also reviewed all internal financial control deficiencies identified during the year and noted that the majority were remediated during 2025. The impact of any unremediated deficiencies on the financial statements was considered. Following these reviews, the Committee confirmed that Pearson's risk management and internal control framework operated satisfactorily throughout the year.

The Board is ultimately accountable for effective risk management in Pearson and determines our strategic approach to risk. It confirms our enterprise risk management framework as well as our risk appetite targets. The involvement of the Board and Committee in the design, implementation, identification, monitoring and review of risks (including setting risk appetite and reviewing how risk is being embedded in our culture) is outlined in more detail in the Risk management section on page 56.

Preparing for revised Code Provision 29

Following the publication of the revised UK Corporate Governance Code in January 2024, and throughout 2025, the Committee has closely overseen management's response to the new requirements of Code Provision 29. This provision will require the Board to make an explicit declaration on the effectiveness of material controls as at the balance sheet date, beginning with the 2026 financial year.

The Committee has been attentive to Pearson's proposals to address the new Code requirements, with specific focus on: (i) the identification of 'material controls' including financial, operational, reporting and compliance controls; and (ii) the assurance that is in place to provide sufficient comfort to the Board in making the required declaration.

As part of this work, we have challenged ourselves to concentrate on the controls that truly impact Pearson's success or failure, in line with the FRC's guidance.

A management working group including representatives from Internal Audit, Risk Management and Company Secretariat, and sponsored by the Chief Financial Officer, has led Pearson's preparations for the revised Provision 29. The Committee – which has led the oversight of Provision 29 readiness on the Board's behalf – has regularly reviewed management's proposals, provided input, challenged assumptions, and ensured that management's proposed approach aligns with the aims of the new Code.

In late 2025, the Committee reviewed the final proposals from management in respect of material controls and the assurance framework and recommended to the Board that the proposals be endorsed for use throughout 2026. The Board confirmed its endorsement of the approach. You can read more detail in the sections below on our agreed approach.

In 2026, the Committee's attention will shift to the review and oversight of the identified material controls, consideration of any areas of ineffectiveness or potential improvement, and preparation for future external reporting requirements.

Identification of material controls

A key responsibility under Provision 29 is for the Board to determine which internal controls it considers 'material' to Pearson – that is, those controls most critical to the long-term sustainability of the company. In order to identify the material controls, Pearson undertook a risk-based control mapping exercise. This process included:

- Mapping Pearson's principal risks and corresponding mitigating actions to their related control and governance activities
- Formally documenting existing activities as controls and confirming control owners
- Linking controls to the established SOX framework where relevant
- Incorporating feedback from external advisers and peer discussions to benchmark our approach
- Refining the controls based on an assessment of materiality

The resulting material controls span our seven principal risk categories, business units and Group-wide functions and take account of the examples provided in the FRC's guidance.

You can read more about our principal risks and mitigating actions starting on page 57.

Assurance framework and pilot programme

A robust assurance framework has been established to support the Board's future declaration of controls effectiveness.

The assurance approach includes:

- Cyclical testing by Internal Audit to ensure 100% coverage of material controls over a two-year cycle, with annual testing prioritised for higher-risk controls, those with lower existing levels of first or second line assurance, or those where Pearson has a lower risk tolerance
- Annual management self-assessments and attestations, reviewed by Internal Audit, to ensure completeness and rigour

- Reliance on SOX testing and existing external assurance where appropriate, to avoid duplication
- Regular updates on control status and operation to the Board and its Committees through a range of risk deep-dive sessions, which will ensure Board-level attention on every material control at least annually
- Interim and final assurance reports to the Board and Audit Committee each year on material controls status

The Committee has concluded that this framework is appropriate as it balances risk, independence and efficiency, and will ensure that the Board receives reliable assurance over the controls most vital to Pearson's success. The Committee recommended the framework to the Board, which accepted this recommendation.

In the second half of 2025, the Internal Audit team commenced a pilot assurance programme to test the design and effectiveness of 80% of the material controls. This pilot programme enabled:

- Control owners to be familiarised with the requirements of the new framework, including control walkthroughs with Internal Audit
- Evaluation of controls to ensure they met internal materiality criteria
- Identification of any areas for improvement in existing control activity ahead of implementation
- Opportunity to design, implement and calibrate the assurance and testing approach, reporting and tools
- Assessment of resourcing impact for employees involved in the process

In February 2026, alongside its consideration of the Provision 29 assessment for the 2025 financial year, the Board and Committee reviewed the results of the pilot assurance programme including the effectiveness status of the selected pilot controls.

Internal training and readiness

To prepare for the new requirements, comprehensive communications and training were rolled out to all control owners and Pearson Executive Management sponsors, led by the Internal Audit team.

Internal Audit are providing ongoing support and guidance to control owners as we move into the first full year of compliance with the revised Provision 29.

How we assess external audit effectiveness

Inputs to the external audit effectiveness review
- EY's annual audit quality report including discussion of issues raised by the FRC
- Audit quality indicators
- Risks to audit quality identified by the external auditors and how these were addressed
- Observations and interactions between the Committee and external auditors
- Review of mandatory communications by the external auditors, including relating to their independence
- Bespoke survey of Pearson colleagues

Who we surveyed to inform our assessment of effectiveness
- Members of the Committee
- Chief Financial Officer
- Chief Technology Officer
- Senior corporate financial management
- Finance business partners for business units
- Senior internal audit and controls management
- Senior technology and operations leaders

Themes covered in the external audit effectiveness survey
- Professional scepticism, integrity and willingness to challenge management
- Commitment to audit quality, including mindset and culture
- Independence and objectivity
- Partners and the audit team – resourcing, qualifications, skills, knowledge and experience
- Management and organisation of the audit process
- Planning and scoping of the audit
- Delivery and execution of the agreed audit plan
- Communication with and reporting to the Committee and management – transparency, timeliness, clarity, conciseness, relevance
- Commentary on systems of internal control and other recommendations
- Technical specialism and use of experts
- Use of technology and data analytics

Results and conclusion
- Results of the anonymous survey were analysed by the Committee Secretary and presented to the Committee and EY
- The responses to the survey indicated that the external auditors operate with independence and objectivity, demonstrate open lines of communication with the Committee, exhibit professional scepticism and appropriate levels of challenge, possess the requisite technical expertise and apply it appropriately to the business and any issues and judgements
- In conclusion, and following its review of the relevant inputs, including the responses to the survey, the Committee confirmed that the audit process was effective and that it was satisfied with the quality of the audit

External audit

The Committee is responsible for overseeing and assessing Pearson's external audit and its auditors. Ernst & Young LLP (EY) were first appointed as Pearson's external auditors by shareholders at the AGM in April 2022 following a tender process. Pearson's 2025 audit was the fourth undertaken by both EY and Ben Marles as lead audit partner. As required by regulation, Pearson will put the external audit contract out to tender at least every ten years, with the next tender being in respect of the 2032 financial year at the latest. The decision to undertake such a process will be a matter for the Committee.

Pearson confirms that it was in compliance with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 during the financial year ended 31 December 2025.

Appointment of external auditors

The Committee reviews and makes recommendations to the Board in respect of the appointment and compensation of the external auditors. These recommendations are typically made by the Committee after considering the external auditors' performance during the year, reviewing external auditor fees, conducting an effectiveness review, considering the annual report on audit quality of the external audit firm and confirming the independence, objectivity, qualifications and experience of the external auditors.

Audit quality and effectiveness

In conducting our 2025 review of the effectiveness of the external auditors and making our recommendation to re-appoint EY for 2026, the Committee had regard to factors such as those set out in the FRC Minimum Standard (see also page 112).

We considered our own observations and interactions with the external auditors, the quality of the audit, the auditors' independence, the programme of work conducted by the auditors and their reports on that work. To support our assessment, we utilise a bespoke questionnaire to gather views from Pearson colleagues most familiar with the external audit process which seeks feedback on all factors described in the FRC Minimum Standard. We also consider a range of other inputs in making our assessment. A key additional input

Audit Committee report *continued*

is a suite of audit quality indicators (at both a firm-wide and engagement-specific level) against which the external auditors report to the Committee on a regular basis.

The diagram on page 111 illustrates the main inputs to our assessment, the colleagues from whom we sought views, the themes covered in our survey and the outcomes of our work.

As previously described to shareholders, during 2023 and 2024, the Committee oversaw an agreed set of initiatives designed to bring incremental enhancements to both the delivery of the external audit and Pearson's internal control processes, focusing on audit quality, efficiency, effectiveness and the use of technology. Following the successful completion of those initiatives and embedding of the resulting enhancements into routine practices over the past two years, the Committee was pleased to note that feedback provided in the 2025 effectiveness survey was positive and constructive in tone, reflecting clear progress in key areas, and with a strong emphasis on continuous improvement and collaboration.

The Committee monitors the independence and objectivity of the external auditors on an ongoing basis and will continue to formally evaluate their overall performance and effectiveness and the quality of the external audit on an annual basis, taking account of all appropriate guidelines.

FRC Minimum Standard

In May 2023, the FRC introduced the 'Audit Committees and the External Audit: Minimum Standard' (the 'FRC Minimum Standard' or 'Standard'). From January 2025, the Standard has been incorporated into the UK Corporate Governance Code and operates on a 'comply or explain' basis.

Having reviewed an analysis of Pearson's approach to the FRC Minimum Standard, the Committee confirms that it was in full compliance with all provisions for the financial year ended 31 December 2025.

Review of the external audit

During the year, the Committee discussed the planning, conduct and conclusions of the external audit as it proceeded.

At its July 2025 meeting, the Committee discussed and approved the external audit plan and reviewed EY's assessment of risks of material misstatement of Pearson's financial statements.

The external auditors provided an update to the risk assessment at the December 2025 Committee meeting, confirming to the Committee the addition of a new significant audit risk relating to the valuation of acquired intangible assets following the completion of Pearson's acquisition of eDynamic Learning.

The table on pages 114-116 sets out the significant issues considered by the Committee together with details of how these items have been addressed and the ways in which the external auditors challenged management's assumptions. The Committee discussed these issues with the auditors throughout the 2025 audit process.

In December 2025, the Committee discussed with the auditors the status of their work, focusing in particular on internal controls and Sarbanes-Oxley testing.

As the auditors concluded their audit, they explained to the Committee:

- The work they had conducted over revenue and in particular the specific risk of fraud in revenue recognition. This included work over contracts in certain of the Group's businesses in the US and UK that span the year end, where revenue is recognised using an estimated percentage of completion based on costs and work over manual adjustments to revenue. In addition, they explained their use of data analytics to cover entire populations of data with procedures such as correlating revenue with receivable and cash entries

- Their procedures performed to audit the material acquisition in the year and specifically their work over the valuation of the acquired intangible assets. Their work focused on the valuations of certain specific acquired intangibles and their procedures included the use of EY valuation specialists

- Their work over retirement benefit obligations including procedures undertaken over assumptions used in determining the defined benefit obligations and their work over the valuation of the related pension assets

- Their work in evaluating management's goodwill impairment exercise, on a value-in-use basis, including assessing assumptions around operating cash flow forecasts, perpetuity growth rates and discount rates, and their views on the sensitivity of CGU headroom to downside scenarios

- Their work in assessing management's judgements and assumptions regarding the recoverability of certain long-lived assets including right-of-use assets (in relation to leased properties) and product development assets. Their work focused on assets with identified triggers which resulted in impairments, and the reversal of historical impairments, being recorded

- The work performed over the nature and presentation of adjusting items, focusing on subjective judgements and the transparency and prominence with which related adjusted measures are presented

- Their work in assessing management's judgements and assumptions regarding provisions for uncertain tax positions

- Their work in assessing management's judgements and assumptions regarding the reversal of certain historical impairments against investments in subsidiaries in the parent company

- The results of their controls testing for Sarbanes-Oxley Act Section 404 (SOX 404) reporting purposes and in particular their findings in relation to information provided by the entity (IPE), controls over key IT systems and other relevant internal control over financial reporting (ICFR) matters

- Their work to address the specific pervasive risk of management override of controls, including their view on the potential sources or indicators of bias and override of controls and their response to those indicators, including procedures such as review of Board and Committee minutes, journal entry testing, review of non-routine transactions and the use of data analytics

- The results of their work over the company's going concern assessment and viability statement

- Their work in relation to other matters which are not classified as key audit matters, but which are considered important financial reporting matters, key areas of judgement or estimation, or which may give rise to additional disclosure requirements

The auditors also reported to the Committee the unadjusted misstatements that they had found in the course of their work, which were immaterial, and the Committee confirmed that there were no material items remaining unadjusted in these financial statements.

Auditors' independence

In line with best practice, our relationship with EY is governed by our policy on external auditors, which is typically reviewed annually to ensure it remains effective and appropriate and is approved by the Committee. The policy establishes procedures to ensure that the auditors' independence is not compromised, as well as defining those non-audit services that external auditors may or may not provide to Pearson.

Scope of the policy on external auditors

- The policy applies to all Pearson businesses globally, including associate companies
- Any identified threats to independence arising from services provided by the external auditors to a company that is then acquired by Pearson must be addressed within three months of the acquisition date
- The policy applies to all audit firms used by Pearson including those undertaking statutory audits only
- In the event of a change in the Group auditor, it also applies to the outgoing firm until they have discharged their Group audit responsibilities and for any periods in which they are required to be independent in order to undertake any specific audit responsibilities

Governance of audit and non-audit services

- The Committee approves all audit and non-audit services provided by the external auditors
- Any allowable services are in accordance with relevant UK and US legislation and auditor standards
- Our policy on the use of the external auditors for non-audit services complies with the FRC's Ethical Standard published in January 2024 and which took effect from December 2024. The policy also complies with all relevant SEC independence rules
- The FRC's Ethical Standard applies restrictions on certain non-audit services and applies a cap on the level of permitted non-audit services fees which can be billed in any year. More particularly, our policy provides that only non-audit services which are required to be carried out by the external auditors or where the work is closely linked to the audit work are permitted, and only if also permitted by the FRC and SEC
- The policy reflects the restriction on the use of pre-approval in the FRC's Ethical Standard and, accordingly, all non-audit services, except those considered to be 'trivial', are required to be approved by the Committee
- We review non-audit services on a case-by-case basis. Non-audit services engagements below a value of £25,000 are defined as 'trivial' from a materiality perspective and can be pre-approved and authorised by the Group Finance team from categories of allowable services in accordance with the Group's non-audit services policy. Any such pre-approved services are presented for noting by the Committee at its next meeting
- We expressly prohibit the provision of certain tax, HR and other services by the external auditors
- Total non-audit fees will be limited to no more than 70% of the average audit fee paid in the last three consecutive years

The Committee receives regular reports summarising the amount of fees paid to the auditors. During 2025, Pearson spent a similar amount on non-audit fees when compared with 2024. For 2025, non-audit fees (excluding fees related to SOX 404 attestation) represented 2% of external audit fees (3% in 2024). Non-audit fees including those related to SOX 404 attestation represent 11% of audit fees (12% in 2024).

For all non-audit work in 2025, EY was selected only after consideration that it was best able to provide the services we required at a reasonable fee and within the terms of our policy on external auditors. Where EY is selected to provide audit-related services, we take into account its existing knowledge and experience of Pearson. Where appropriate, services are tendered prior to a decision being made as to whether to award work to the auditors.

Significant non-audit work performed by EY during 2025 included:

- half-year review of interim financial statements
- bond proceeds limited assurance
- SOX 404 attestation of financial reporting controls

A full statement of the fees for audit and non-audit services is provided in note 4 to the financial statements on page 190.

Graeme Pitkethly
Chair of Audit Committee

Audit Committee report *continued*

Significant issues considered by the Audit Committee

Issue	Action taken by Audit Committee	Outcome
Going concern and viability		
• The assessment of the Group's viability and the appropriateness of the going concern assumption	• The Committee reviewed future budgets and cash flow forecasts to understand the Group's available liquidity and ability to continue as a going concern. The Committee reviewed and challenged the risks to the forecasts identified. The Committee reviewed the outcome of the severe but plausible scenario modelling and stress testing • **EY challenge:** EY challenged the appropriateness of the assumptions used to calculate the cash forecasts under base and severe but plausible downside case scenarios, including whether the downside scenarios were sufficiently severe. EY compared the scenario to the Group's principal risks and performed a search for contrary evidence. EY also performed independent incremental sensitivities in respect of the going concern assessment, considering worst-case outcomes for the Group's uncertain tax positions as well as increasing all principal risks to high risk with the resultant increased financial impact, and liquidity still remains. EY challenged whether the share buyback announced in January 2026 had been included in the cash flow forecasts	• The Committee is satisfied with the modelling process and the risks identified. In addition, the Committee is satisfied with the stress testing performed and the severe but plausible scenario modelling. The Committee noted that in all scenarios the Group had a high level of liquidity headroom and sufficient headroom against covenant requirements • The Committee is satisfied with the adequacy of the Group's viability and is satisfied that the Group is a going concern • The Committee is satisfied with the disclosures related to going concern and viability
Revenue recognition		
• Pearson has a number of revenue streams with different revenue recognition models. For some revenue streams, judgements and estimates are required in order to determine the amount and timing of revenue recognition	• The Committee regularly reviews and challenges revenue recognition practices and the underlying assumptions and estimates. In 2025, the Committee reviewed revenue recognition practices in relation to the 'Hyperscaler' contracts, focusing in particular on the impact of overarching master service agreements on the recognition of revenue as well as the specific IFRS 15 guidance around 'consideration payable to a customer'. In addition, the Committee has visibility of the internal control framework over revenue and the results of the monitoring and certification work performed by the Controls Centre of Excellence over those controls. The Committee also has visibility of internal audit findings relating to revenue recognition controls and processes. The Committee routinely monitors the views of the external auditor on revenue recognition issues. This includes review of their data analytics testing of revenue in Higher Education and understanding any exceptions that do not follow the expected process path as well as testing of one-off or judgemental items • **EY challenge:** EY specifically challenged areas where there is manual intervention in the revenue recognition process, in particular where revenue is recognised over time and assumptions are used to determine the timing of recognition. EY challenged management's consideration on revenue recognition of the 'Hyperscaler' contracts	• The Committee is satisfied that revenue is being recognised appropriately

Issue	Action taken by Audit Committee	Outcome
Recoverability of long-lived assets		
• Pearson (the Group) holds significant long-lived assets including: right-of-use assets (in relation to leased properties); property, plant and equipment; product development assets; goodwill and intangible assets • Pearson plc (the company) holds significant investments in subsidiaries, some of which were impaired in previous years. During 2025, historical impairments of £0.5bn have been reversed • There are significant estimates and assumptions used in the impairment reviews	• The Committee monitored the Group's property strategy during the year to determine if there were triggers for impairment or impairment reversal. The Committee considered the results of the Group's property impairment reviews with specific focus on the 80 Strand property. Updates to key assumptions were reviewed and challenged. The Committee considered the impairment reversals recorded and the adequacy of related disclosures • The Committee specifically considered the results of the Group's goodwill impairment reviews which were undertaken in December and refreshed post year end. Key assumptions – including cash flows derived from strategic and operating plans, long-term growth rates and the weighted average cost of capital – were reviewed and challenged. The Committee considered the sensitivities to changes in assumptions and the adequacy of disclosures required by IAS 36 'Impairment of Assets' • The Committee considered the results of the impairment exercise undertaken related to a specific CGU for which an impairment trigger was identified, following which, certain product development assets were impaired. Key assumptions were reviewed and challenged as well as the adequacy of disclosures required by IAS 36 'Impairment of Assets' • The Committee considered the valuation of the investments in subsidiaries held in Pearson plc, the company. The Committee specifically considered the application of the Group goodwill impairment model to the investments and also the existence of indicators of impairment reversal • **EY challenge:** EY challenged the judgement in respect of the identification of the impairment reversal trigger in parent company investments including the method of allocation of the Group's value-in-use ("VIU") to the investments and the estimation of the forecast cash flows in the VIU model. EY also challenged the assumptions included in the prospective financial information used for the Group's VIU calculation. EY also challenged the basis for the impairment of product development assets	• The Committee is satisfied with the results of the property impairment reviews and the subsequent impairment reversals recognised in the income statement • The Committee is satisfied with the results of the annual goodwill impairment review • The Committee is satisfied with the disclosures relating to non-current asset impairments and concurs with management's view that the recoverability of goodwill is not a key area of estimation • The Committee is satisfied with the results of the specific CGU impairment exercise and the resulting impairment of product development assets • The Committee is satisfied that there is an appropriate trigger for reversing impairments on subsidiaries in the parent company and an appropriate measurement basis has been used. The Committee is satisfied with the disclosures related to the impairment reversal

Audit Committee report *continued*

Issue	Action taken by Audit Committee	Outcome
Tax		
• Pearson holds provisions in relation to uncertain tax positions • Changes to, and the application of, tax legislation continues to be a complex and judgemental area	• The Committee considered various developments during the year, including legal developments, ongoing tax audits and the appropriateness of the associated provisions • The Committee also continued to monitor the impact of changes in tax legislation, including 'Pillar 2' of BEPS 2.0 which was effective for Pearson from 1 January 2024, with the first Pillar 2 filings taking place in 2025 • **EY challenge:** EY specifically challenged the inputs and assumptions used in the calculation of provisions for uncertain tax positions and the disclosure of the Brazilian tax contingency	• The Committee is satisfied with the appropriateness of provisions held in relation to other uncertain tax positions • The Committee is satisfied with Pearson's approach to managing the impact of tax legislation changes • The Committee is satisfied with the disclosures relating to the impact of Pillar 2
Retirement benefits		
• Pearson holds a significant obligation in relation to the Group's defined benefit pension schemes. The UK Group Pension Plan is in a significant net surplus position after the recognition of the related assets • Defined benefit plans in the US and Canada were terminated during 2025	• The Committee considered the assumptions used to determine the defined benefit obligation as well as developments related to the triennial valuation of the UK Group Pension Plan and the impacts on the IAS 19 accounting. The Committee considered the impact of the termination of the US and Canadian defined benefit schemes, including the IAS 19 accounting and the adequacy of disclosure • **EY challenge:** EY specifically challenged the assumptions used in determining the defined benefit obligations, taking into account both market practice as well as the specifics of the Pearson pension schemes. EY also challenged the valuation of harder to value Level 3 pension assets	• The Committee is satisfied with the IAS 19 accounting, and related disclosures, for the Group's pension obligations and assets
Acquisitions		
• In 2025, Pearson acquired 100% of eDynamic Holdings LP (eDL)	• The Committee reviewed the accounting for the eDL acquisition with specific focus on consideration, net assets acquired including the valuation of intangibles and the recognition of goodwill. The Committee noted the use of third-party valuation experts to value the acquired intangible assets and the controls performed over all aspects of the acquisition accounting, including, but not limited to, the review of assumptions used by the third-party valuation experts • **EY challenge:** EY specifically challenged the assumptions used in valuing the intangible assets, engaging EY valuation specialists to assist with the audit procedures. In particular, EY challenged the prospective financial information used in the valuation calculation with a focus on specific assumptions around revenue growth, EBIT % and discount rates	• The Committee determined that the acquisition accounting for eDL had been undertaken appropriately but notes that it remains provisional as at 31 December 2025

Directors' Remuneration Report



Sherry Coutu CBE
Chair of
Remuneration
Committee

Key messages from the Remuneration Committee

- During the year, the Committee undertook a comprehensive review of the Directors' Remuneration Policy ("Policy"), which is due for its triennial renewal at the 2026 AGM. Following extensive consultation with shareholders which shaped the final proposals in a number of areas, we have proposed changes to the Policy to ensure Pearson can continue to secure the calibre of executive talent required to deliver the strategy and drive long-term value for all our stakeholders.

- The key changes are to reduce the CEO's fixed pay, increase the LTIP award (with increased stretch to the targets), and increase the shareholding guideline.

- The Committee considered performance outcomes for 2025. The formulaic annual incentive outcome for Executive Directors is 59.8% of maximum. However, informed by the CEO's approach to the wider management team, the Committee considered it appropriate to make a discretionary downward adjustment to reduce the final outcome to 50% of maximum. For the 2023 LTIP, the award will vest at 52% of maximum based on performance over the period.

- For 2026, we have updated the strategic performance metrics within the Annual Incentive Plan ('AIP') plan to include a strategic metric based on new business growth in Assessments & Verification. In the 2026 Long-Term Incentive Plan ('LTIP'), the metrics will be based on Adjusted Earnings, TSR and ROC, and we will no longer include any strategic metrics. To reflect the changes in the 2026 Directors' Remuneration Policy, the level of stretch on targets has also been materially increased.

- For 2026, there will be no increase to the Chief Executive's base salary to support a rebalancing towards variable pay.

- Remuneration arrangements in respect of the CFO transition in 2026 are in accordance with our Remuneration Policy.

- The Committee remains focused on ensuring that remuneration policies and practice for all Pearson's colleagues are consistent with our need to attract and retain extraordinary talent to drive Pearson's forward-looking strategy, aligned with our purpose, and values

Terms of reference

The Committee's terms of reference are in line with the UK Corporate Governance Code and are available on the Governance page of the Company website at pearsonplc.com. A summary of the Committee's responsibilities is on page 142.

Board Committee attendance

There were six scheduled meetings of the Remuneration Committee in 2025. Attendance by Directors was as follows:

Committee members	Meetings attended
Sherry Coutu CBE	6/6
Alison Dolan	6/6
Arden Hoffman[1]	3/3
Esther Lee[2]	4/6
Annette Thomas	6/6

1. Arden joined the Committee on 1 July 2025.

2. Esther Lee was unable to attend one standard meeting and one ad hoc additional committee meeting due to pre-existing commitments.

Directors' Remuneration Committee report *continued*

Dear Shareholder

On behalf of the Board, I am pleased to present Pearson's 2025 Directors' Remuneration Report.

Pearson has had another successful year, delivering despite significant external change and uncertainty. Pearson has delivered sales and earnings growth in line with our expectations, with underlying sales growth of 4% and adjusted operating profit of £614m, up 6% on an underlying basis compared to 2024. Free cash flow performance was strong at £527m, up 8% on a headline basis with a free cash flow conversion rate of 125%. These results reflect the continued momentum and execution of our strategy.

Reflecting the Board's continued confidence in the outlook for the business, we announced a further £350m buyback in January 2026 and are recommending a 5% increase in the final dividend, for a full-year dividend of 25.2p per share. Our strong balance sheet and cash flows also enable investment in opportunities to drive growth to create further value for our stakeholders.

The Board remains confident of the strategy execution and the ability to maintain momentum for sustained growth that will continue to produce attractive returns for shareholders in 2026 and beyond.

Incentive outcomes for 2025

2025 AIP

2025 was a year of robust financial and strategic progress, resulting in a formulaic AIP outcome for Executive Directors of 59.8% of maximum, with achievement between target and maximum for sales, adjusted operating profit and free cash flow, and achievement at target for the two new strategic measures. However, informed by the CEO's approach to the wider management team, the Committee considered it appropriate to make a discretionary downward adjustment to reduce the final outcome to 50% of maximum.

2023 LTIP

The LTIP granted in 2023 will vest in 2026 with a formulaic outcome of 52% of maximum, principally reflecting strong underlying performance in earnings per share ('EPS') and ROC, and achievement around threshold for Relative TSR vs. S&P500 and ESG measure over the three-year performance period.

However, Omar Abbosh was not a participant in the 2023 LTIP.

Further details of the performance outcome for both incentive awards are set out on page 136.

Exit Arrangements for Sally Johnson

As disclosed on 27 February 2026, Sally Johnson will step down from the Board and leave Pearson during 2026. Her exit arrangements have been determined in accordance with the Remuneration Policy. She will not be eligible for AIP in respect of 2025 or 2026 and all unvested LTIP awards will lapse.

Directors' Remuneration Policy review

In line with the normal three-year cycle in the UK, Pearson's Policy will be subject to a shareholder vote at the 2026 AGM. Throughout the year, the Committee spent significant time rigorously reviewing the Policy to ensure it continues to support Pearson's vision and strategy to deliver for our shareholders.

An important aspect of this review was to evolve our approach to benchmarking by developing the Talent Peer Group, to ensure our executive packages can remain sufficiently competitive in the markets in which Pearson increasingly competes for key talent.

Having considered the context of Pearson's operating environment and the delivery of our strategic priorities, we are proposing a number of changes for the 2026 Directors' Remuneration Policy. The key change is to re-balance the CEO's package by reducing fixed pay and increasing the LTIP award (from 450% to 850% of salary) to better compete in our talent markets. We will also be increasing the stretch on LTIP targets and the CEO's shareholding guidelines to align with new LTIP award levels.

In the section following this letter, we have provided extensive detail on the proposed Policy changes and the rationale for them is provided in the 2026 Directors' Remuneration Policy review section on page 120.

Shareholder engagement

The Committee values a constructive and positive relationship with all its shareholders and their advisers and remains committed to maintaining open and transparent dialogue.

In 2025, shareholder engagement primarily focused on the new Directors' Remuneration Policy. During the process of developing the new Directors' Remuneration Policy, we undertook extensive engagement with our shareholders, and their feedback shaped the final proposals in a number of areas. Detail of our engagement process and the impact it had is explained on page 125.

Looking forward to 2026

Remuneration for incoming Chief Financial Officer

The remuneration arrangements for the incoming Chief Financial Officer, Simon Robson, will be disclosed in the 2026 Directors' Remuneration Report, but are in line with the proposed 2026 Policy.

Salaries for 2026

The Executive Directors will not receive a salary increase. For the CEO, this is consistent with the re-balancing of the package, a core principle underpinning our proposed Policy changes (see page 129 for further detail). In the wider UK business, the average salary increase for 2026 will be 2%.

Performance framework

Each year, the Committee carefully reviews the performance measure framework to ensure it optimally aligns with key priorities from the forward-looking strategy which will drive long-term shareholder value. Having undertaken this review for 2026, including taking on board the input from investors during consultation, the Committee is proposing to update the strategic metrics within the AIP to directly align with our Strategic Framework outlined in detail on page 12. In particular, the strategic metrics focus on growing value in our core business (Assessment & Verification) and delivering on our strategic growth vectors.

In the AIP, we will update the strategic component to carry a 20% weighting (up from 10% in 2025) including 10% based on renewal rates and 5% based on new business growth within Assessments & Verification, and 5% based on growth in our enterprise customer base. These are core annual priorities for the Group as we execute on the strategic framework. In part to reflect the feedback we received in consultation, we have adjusted the LTIP performance metrics so that it will be based fully on financial and shareholder return metrics only, with 40% based on Adjusted Earnings (replacing Adjusted EPS as a more consistent and transparent method to evaluate performance both internally and externally), 40% based on Relative TSR and 20% based on Return on Capital ('ROC').

Overall, we believe that the performance framework, including re-prioritising the strategic metrics from the LTIP to the AIP provides the right balance and reflects the views of our shareholders. We will continue to keep the metrics and weightings under regular annual review. No other changes will be made to the AIP or LTIP metrics, which remain closely aligned to financial performance and shareholder value.

Award opportunities for the AIP and LTIP will be in line with the proposed 2026 Policy.

Target-setting for 2026

One of Pearson's key remuneration principles, which applies across the whole organisation, centres on pay for performance, and this is actively considered by the Committee when determining targets.

For 2026, in line with established practice, a robust target-setting process has been followed, considering Pearson's strategic plan as well as other relevant factors, such as analyst consensus and shareholder input, to reflect market expectations.

The Committee has a very strong focus on paying only when performance is delivered and setting truly stretching performance targets. This year is no different. In order to reflect the proposed uplift to the CEO's LTIP award level and the feedback from our shareholders, the stretch of the 2026 LTIP awards have been materially increased. Adjusted earnings growth required for maximum vesting requires annualised growth of c.14%, a material uplift over c.11% for the earnings metric in previous LTIP awards. It is significantly above current market estimates and aligned to upper quartile practice in the FTSE 100. The stretch on the Relative TSR metric is first increased by incorporating the Talent Peer Group as one of the benchmarks, and will now also require upper quintile performance for maximum vesting (from upper quartile previously). ROC stretch has also been increased for the third consecutive year, and has been materially uplifted to 12.3% for Threshold vesting and 16% for Maximum vesting (vs. 11.3% in 2025).

Remuneration across Pearson

Pearson's remuneration principles are consistent across the organisation and designed to support our culture and to attract and retain talent to execute our strategy. Many of the features of our Directors' Remuneration Policy apply more broadly; for example, over half of all Pearson employees (c.10,000 employees) participated in the AIP during 2025, which was funded based on similar performance measures as those used for Executive Directors. The Committee receives regular updates on talent matters and wider workforce considerations and rigorously considers the approach to reward throughout the organisation when determining executive remuneration.

Pearson is committed to a transparent and positive relationship with all its stakeholders and will continue to engage widely, as appropriate, going forward. I would like to thank shareholders for their continued support at the 2026 AGM in relation to our 2026 Directors' Remuneration Report and Directors' Remuneration Policy.

Sherry Coutu CBE
Chair of Remuneration Committee

Directors' Remuneration Committee report *continued*

2026 Directors' Remuneration Policy review

Market and Talent Context

To understand the decisions to make changes to our Directors' Remuneration Policy, it is important to consider the context for remuneration at Pearson and trends in which Pearson operates and the talent markets in which we compete for talent.

Over the last five years, Pearson has transformed in terms of global breadth, scope, scale and performance. This has led to Pearson's transformation:

- From a holding company into an operating company.
- From analogue to digital.
- From a content publisher to a learning & assessment company.
- From legacy to a modern, high-performance culture.

Our approach to executive reward is shaped by the characteristics of our business and the talent markets in which we operate. As the world's lifelong learning company, we are committed to delivering on our mission of helping individuals realise the life they imagine through learning.

Pearson is a global company with over two-thirds of our revenue coming from the US, which continues to be a key growth market. This gives us greater US exposure than almost all other UK-listed companies. Additionally, half of Pearson's employees and over 60% of the Pearson Executive Management team (PEM) are based in the US. A relatively small proportion of our employees and executive team are based in the UK (just 23% of the PEM as of 31 December 2025, down from over half six years prior to that).

Additionally, we are seeing seismic shifts in the education and work landscape, driving demand for Pearson's trusted lifelong learning software and services powered by learning science and technology. We have an opportunity to capitalise on these trends and accelerate long-term

shareholder value through executing a simple but powerful strategy built on three interconnected pillars: (i) driving performance in our core business, (ii) unlocking execution synergies, and (iii) capitalising on medium-term growth vectors. We have made strong progress to date on our strategic journey and have great conviction in our ability to continue delivering success and driving financial performance and shareholder value. However, to do so, it is critical that we secure the right executive talent.

To ensure we capitalise on this shifting landscape and opportunity, the necessary skills and experience of our leadership talent continues to evolve. It is critical that Pearson secures executive talent who can lead wholesale AI and digital transformation at pace, and acquires expertise and talent found in large technology companies that are particularly at the forefront of AI adoption. Therefore, we must compete for the globally scarce expertise and talent required to implement our strategy, which is predominantly found in large US-based technology companies. Our ability to recruit and retain this talent from this North American market is therefore a critical ingredient if we are to continue to successfully deliver our strategy.

Since 2020, we have refreshed and strengthened our senior management team, with almost all of the senior hires in that period coming from US companies or global companies that offer 'US style' packages. For example, in this period we have recruited PEM talent from companies such as Accenture, Hologic Inc, SEMA4, The Trade Desk and Warner Media. Our Chief Executive Omar Abbosh was recruited from Microsoft, one of the world's largest multinational technology companies. Our previous Chief Executive had led the transformation of Walt Disney's international business into a digital-first business, and was based in the US.

In addition to talent market considerations, the composition of our shareholder base continued to evolve in 2025, with further growth in North American investors on our share register during the year, who now represent approximately 30% of ownership.

Proportion of Revenue from US geographic segment (FTSE 100)*



Pearson employee location (data as of 31 December 2025)



* Based on the publicly disclosed geographic revenue segment which covers the US or Americas as a proportion of disclosed Group revenue. Data for Pearson is based on the year ending 31 December 2025. Data is shown for the FTSE 100 excluding investment trusts, and has been sourced from Datastream and published annual reports as at January 2026.

Pearson's Talent Peer Group

The development of our proposed changes to the current Remuneration Policy was informed by the recognition of the talent and expertise we require. We therefore identified and constructed a Talent Peer Group, which we believe accurately reflects the market where Pearson needs to successfully compete for executive talent.

The Talent Peer Group comprises companies that are closely aligned with our key talent markets and strategic ambitions, and with which we must compete successfully for executive talent as our business and the external landscape continue to evolve. These are predominantly US-based technology companies at the forefront of AI adoption, as well as B2B services companies.

A summary of the current positioning of the Pearson CEO's remuneration against this group is set out below. Based on this, the Committee proposes to re-balance the package as described on the following page. It should be noted that we have purposely presented Target Total Remuneration as it more closely and consistently aligns with the Talent Peer Group's practice, where awards of Restricted Shares are a prevalent practice.

The group comprises the following companies

Accenture*, ADP*, Alphabet Inc*, Amazon.com Inc*, Capgemini SE, Cognizant Technology Solutions Corp, EPAM Systems Inc, FactSet Research Systems Inc, Gartner Inc, IBM Corp*, Informa plc, Meta Platforms Inc*, Microsoft Corp*, Moody's Corp*, Oracle Corp*, RELX plc, S&P Global Inc*, Salesforce Inc*, SAP SE*, Thomson Reuters Corp*, and Wolters Kluwer N.V.

We recognise that a number of these companies are significantly larger than Pearson and have therefore adopted a sensible and robust methodology when assessing Pearson's CEO remuneration positioning against this Talent Peer Group. For larger companies in the group (those denoted with * above), we have compared Pearson's CEO to senior executives reporting into the company's CEO (and not the CEO role itself). Although this methodology addresses the size differential, it does risk underplaying the complexity of the Pearson Group CEO role (compared to divisional heads).

Pearson CEO 2025 remuneration positioning compared against the Talent Peer Group

The following charts show the positioning of each element of remuneration, based on our previous Policy, against the Talent Peer Group. This data illustrates the challenge the Committee was facing, and which we are seeking to address through a re-balancing of the package described on the following page.

Fixed pay (salary + pension + benefits) is positioned above typical practice



The **AIP opportunity** is positioned close to the median of a relatively narrow market range



Against a very wide range of market practice, **LTIP awards** are unsustainably below lower quartile



When combined, this positions **Target Total Compensation** around lower quartile of the group





Median to Upper Quartile

Lower Quartile to Median

◆ Pearson (2025 compensation)

Directors' Remuneration Committee report *continued*

Rebalancing the Chief Executive's total remuneration towards LTIP

Fixed Pay

As shown in the chart to the right, the CEO's fixed pay is currently positioned towards the upper end of the Talent Peer Group, therefore we have proposed that we more closely align with the Talent Peer Group by reducing the pension element.

The legacy UK approach (16% of salary) will be replaced with a pension entitlement of c.2% of salary (£18,000) allowance which more closely mirrors the quantum of 401k provisions in the Talent Peer Group.

This c.90% reduction in the pension will reduce overall fixed pay by 12% and move the package positioning closer to typical practice in our Talent Peer Group. It also represents a reduction of >30% from the proportion relating to total fixed pay for the previous incumbent in his last year as CEO (FY23). Consistent with the principle of re-balancing, there will also be no increase to the CEO's base salary for 2026.

AIP

Practice in the Talent Peer Group showed a relatively narrow range of market practice, with almost all companies setting maximum bonus between 200% and 400% of salary (see chart on previous page). In this context, we are comfortable with our current positioning (300% of salary) and therefore no changes to AIP opportunity have been proposed.

LTIP

As clearly illustrated in the chart on the right, there is a very wide range of practice within the Talent Peer Group. Around half the market tend to grant awards of around 4-12x salary. In the upper half of the Talent Peer Group practice, award levels are significantly higher (c.20x to >40x salary).

Pearson's current award level is positioned close to the lowest in the Talent Peer Group, which we believe is an unsustainable position when seeking to credibly compete for globally scarce talent in this market. We have therefore proposed an increase to the CEO's maximum opportunity level from 450% to 850%, making our position and award level more competitive.

It should be emphasised that we are not seeking to match levels seen in the upper half of the Talent Peer Group, but to establish a more credible and sustainable position in the lower half of group practice.

Target Total Compensation

The CEO's total compensation package is currently positioned towards the lower end of the Talent Peer Group. Note that total compensation is shown at target (not maximum) in order to allow a consistent comparison with practice in the Talent Peer Group where restricted share awards are prevalent practice.

The combination of changes to fixed pay and LTIP will position Pearson more competitively in the Talent Peer Group. This creates a more credible and sustainable position as we seek to effectively compete in this talent market.

Proposal reflects our ongoing commitment to performance alignment

- **Increased weighting of package towards performance.** This will align more closely with the Talent Peer Group and would be the package with the highest weighting of performance-related pay in the FTSE 100, creating clear alignment between reward outcomes and performance for shareholders (this is illustrated in the charts on the following page).

- **Increases via LTIP (not AIP).** Being long-term, share-based and performance-linked, delivering increases via the LTIP maximises alignment with shareholders.

- **LTIP remaining fully performance-related.** Unlike many companies in the Talent Group and a number in the FTSE 100, we are not moving to Restricted Share awards or a 'hybrid'.

- **Continue to align AIP and LTIP metrics to strategy / KPIs.** This includes some minor changes for 2026 to ensure optimal ongoing alignment. This is illustrated on page 128.

- **Commitment to stretching performance targets.** We have a track record of setting stretching performance targets, requiring significant outperformance for maximum pay-out. Our pay-outs (as % of maximum) have rarely exceeded median practice across the FTSE 100, even during periods of strong performance. This is further reinforced for 2026 with the following stretch in targets demonstrated:

  - The earnings growth required for maximum vesting (14% p.a.) and threshold vesting (5% p.a.) is respectively over 300bps and 200bps higher than the growth in the earnings metric implied by the maximum and threshold target for the 2025 LTIP award.

  - Compared to the market, a maximum earnings growth of 14% p.a. will position Pearson in the upper quartile for LTIP target ranges in both the FTSE 100 and the Talent Peer Group.


Talent peer group – total fixed pay (CEO)


Talent peer group – LTIP award level (CEO, multiple of salary)


Talent peer group – target total compensation CEO

- Earnings growth of 14% p.a. is also materially in excess of market expectations for long-term growth implied by current consensus estimates.
- The stretch of the TSR metric is first increased by incorporating the Talent Peer Group as one of the benchmarks – a group which comprises largely global technology companies at the forefront of AI adoption with a strong track record of performance. Pearson's outperformance of this group would represent an exceptional level of delivery for our shareholders.
- In addition, by requiring upper quintile performance for maximum vesting (from upper quartile previously), the stretch of the TSR calibration is further enhanced. It is also noted that our approach to TSR is already more stretching than most of our peers in the Talent Peer Group as a result of not allowing any vesting below median – an important performance principle which we remain committed to.
- Finally, the stretch of the Return on Capital target range is being increased for the third consecutive year, and requires a material uplift from current ROC levels (ROC was 11.3% in FY25).

Evolution of CEO Pay Mix

The revisions to the Policy will address the Committee's desire to reinforce Pearson's pay-for-performance philosophy, by rebalancing the package to favour 'at risk' performance based pay.

The Committee considers this to create better alignment with the interests of Pearson's shareholders:

- The CEO's fixed pay reduced from 14% to 8% of the overall pay mix. This represents the low end of FTSE100 as presented to the right.
- Variable pay increased from 86% to 92% of the overall pay mix and is earned only for delivering against stretching performance targets. This represents the highest proportion of variable pay in the FTSE100 as presented to the right.
- 68% of the package is delivered through share based pay, with a five year time horizon (three year performance period and two year holding period).

Notes:

Target performance assumes 50% payout for AIP and LTIP under both the 2023 and 2026 Policies.

No share price growth assumptions are included in any scenarios.

5–year evolution of maximum CEO pay mix at Pearson



Excludes Co-Investment Award granted to Andy Bird in 2020

● Fixed pay %   ● AIP%   ● Equity

FTSE 100 (excluding financial services) – mix of package (CEO, at maximum)

The table below outlines the pay mix percentage between fixed pay and variable pay (annual bonus and equity) for FTSE100 CEOs.



Directors' Remuneration Committee report *continued*

Q&A with Committee Chair

During our extensive consultation, our shareholders actively engaged and provided important input. Set out below are some of the key questions we received, along with answers from the Committee Chair.

Q. Some of the companies in the Talent Peer Group are significantly larger than Pearson. How can it be right to benchmark the CEO's pay against these companies?

During this Policy review, the Committee carefully constructed the Talent Peer Group in order to most accurately represent the market in which we compete for executive talent. As with any benchmarking exercise, a degree of judgment is required but we firmly believe that these companies, being predominantly US-based technology companies at the forefront of AI adoption, as well as B2B services companies, most accurately reflect the market in which Pearson must be able to compete for the skills and experience we need to successfully deliver the strategy. It is consistent with the market we have hired senior executive talent from, including Omar.

Although the companies in the Talent Peer Group optimally represent our talent market, we fully acknowledge that some are substantially larger than Pearson and we have directly addressed this in our methodology. For the majority of companies in the group, we benchmark our CEO against a senior executive reporting into the CEO (which we call a "CEO-1" role) and not against the CEO role itself. The resulting CEO role 'matches' genuinely reflect the roles where we might seek to recruit from (or may lose our talent to). One downside of this CEO-1 methodology is that it risks undervaluing the Pearson Group CEO role which is likely to be more complex than some CEO-1 roles in larger companies. However, overall, the methodology allows us to most effectively benchmark against the specific companies which we know best reflect our talent market, whilst accounting for size differences in a responsible and robust way.

As a final observation, the Committee did consider a more 'conventional' approach of looking at CEO data in US-listed technology/digital companies of much closer financial size to Pearson, but which unlike the Talent Peer Group did not specifically include the companies which we see as our direct talent peers. The data for this group showed that in order to align with market median, we would need to increase the CEO's target total compensation to a higher amount (e.g. c.£10m).

This exercise gave the Committee additional assurance of the integrity of our Talent Peer Group approach: We are not simply seeking to 'match US practice' but have thought carefully about how best to ensure our package is competitive in Pearson's specific talent environment.

Q. How does an LTIP award of 850% compare against other FTSE 100 companies?

We recognise that the CEO's LTIP award of 850% of salary will sit towards the upper end of practice in the FTSE. This is simply a consequence of the commercial reality of positioning the package to be competitive in our talent market. Although Pearson is a UK-listed company within the FTSE 100, a significant portion of our business and our senior executive team is based in the US (see page 120). Our talent market is represented by companies in the Talent Peer Group, and not by companies in the FTSE 100. Provided that we position the CEO's package responsibly against that Talent Peer Group, the Committee is comfortable with the relativity to the FTSE data.

There are two other ways in which to compare our package with the FTSE 100. First, as shown on page 123, the new Policy will result in a higher weighting towards performance than any other company in the market. In addition, various changes to increase the stretch in targets described on page 122 means we will have some of the most challenging LTIP targets across the FTSE 100.

Q. Should an increase in LTIP quantum be accompanied by an increase in stretch of targets?

This was an issue which the Committee carefully considered during the review. From one perspective, given that the reason for the increase in quantum is to ensure the package is sufficiently market competitive, if targets are stretched too far and become unfeasible, this objective will not be met. It is also the case that the Committee has a strong track record in setting highly stretching LTIP targets at Pearson.

On the other hand, given the uplift to the CEO's LTIP award level, the Committee determined that it would be appropriate to also increase the stretch of the targets, and we have done so in a number of ways. For example, we have materially increased the growth rate implied by our earnings target to levels aligned to upper quartile practice in the FTSE 100. Introducing the Talent Peer Group and requiring upper quintile performance for maximum vesting has increased the stretch on TSR. Our ROC range has increased for the third consecutive year and would drive material value creation above our cost of capital.

Q. How will the Remuneration Committee guard against incentive outcomes that are misaligned with shareholder experience, in view of significant quantum at stake?

The Committee maintains a robust discretion framework that is considered before any payout outcomes for Executive Directors' are determined. Specifically, the framework ensures the Committee is satisfied and agree that the incentive outcomes are appropriate and truly reflective of company performance and among other factors, are consistent with the wider stakeholder experience. Further information on our Discretion framework is provided on page 132.

Q. Why did you not propose a 'hybrid' long-term structure, given that these are common in your US peers and increasingly seen in the UK market?

As you would expect, during the Policy review we carefully considered a range of options for how the LTIP is structured. It is correct that hybrids are common practice in the US-based contingent of the Talent Peer Group. Ultimately, however, we concluded that at this stage it was appropriate for our incentives to remain fully performance-related, consistent with the Board's ambitions for growth and in recognition of the increase to award levels. It is an issue that the Committee will keep under review and a hybrid could become an option for Pearson in the future.

Q. How did the shareholder feedback you received influence the final proposals?

For this Policy review, we have continued our long-standing commitment to an ongoing and constructive dialogue with shareholders. As explained on page 125, we conducted a comprehensive multi-phased consultation programme, which ultimately covered our largest 100 shareholders (c.85% of the register) as well as the main proxy voting agencies. Initial feedback from the first phase with our largest holders was positive, with changes to the proposed LTIP metrics being the key response to feedback. As the consultation broadened, the main focus was on the stretch of the LTIP targets, which directly influenced the range of changes we have made to increase stretch in the final proposals. As would be expected, we continue to face into a wide range of different perspectives in our shareholder base. Despite widespread recognition of the issues we face and how we are seeking to address them, including the changes we have made to reflect shareholder input, we acknowledge that a minority of those who engaged in the consultation are unlikely to be able to support the proposed Policy. I would like to thank all those who participated in the engagement process, and to re-affirm our commitment to an ongoing dialogue in the future.

Shareholder engagement

We have a well-established commitment to ongoing dialogue with our shareholders on executive compensation. The following table summarises the extensive engagement we undertook in support of the development of our 2026 Directors' Remuneration Policy:

Pre-2026 Remuneration Policy consultation

October 2025	November 2025 – January 2026	January 2026	February 2026
Initial soundings taken from top six shareholders (c.50% of share register) to inform thinking and refine Policy proposals.	Wider consultation with remaining top 15 shareholders (c.14% of share register) and outreach to major proxy agencies (ISS, IA, Glass Lewis).	Engagement with the remaining top 100 shareholders (c.21% of share register) to provide detail on our 2026 Directors' Remuneration Policy and context for the changes.	Re-engaged the Top 15 shareholders to provide more in-depth detail on our target setting principles and approach

Impact on Policy development

The extensive feedback from shareholders directly impacted a number of key aspects of the final Policy. The following were changes we made throughout the process to directly reflect feedback received.

- Removed the strategic metrics from the LTIP. The strategic metric that was removed from LTIP was introduced to the AIP.
- Increased the percentage of the LTIP based on financial metrics.
- Introduced a third Relative TSR peer group in the LTIP against the Talent Peer Group.
- Increased maximum vesting for TSR from upper quartile to upper quintile ranking.
- No base salary increases for 2026 to support the rebalancing of remuneration in favour of variable pay.
- Increased the stretch of the Earnings metric in the LTIP, with maximum vesting requiring c.14% p.a. growth, compared to c.10.9% average in previous awards, and consistent with upper quartile FTSE 100 practice.
- Increased the stretch of the ROC range for the third consecutive year.
- For all LTIP metrics, increases to stretch were made during both the January and February engagement phases.

Key themes from engagement

- In total, approximately 30 separate meetings or online discussions were conducted on the proposals. Overall, we engaged with or received feedback from approximately 85% of the share register.
- As shown above, we have continued to broaden our engagement in each subsequent outreach to help ensure we can capture as much feedback as possible, while also extending the opportunity for shareholders to provide any new or further feedback on Pearson's approach.
- There remains a diverse range of views in our shareholder base. However, of those we have had engagement with, the general sentiment, including almost all of our largest shareholders, has been supportive of our overall approach and changes to the Policy.
- In the initial phase of the shareholder engagement, we had the opportunity to discuss our changes and feedback was broadly positive. Those we engaged with recognised and acknowledged Pearson's talent markets and the rationale for pay mix and quantum, expressed support for our incentives remaining fully performance-related and were supportive of the proportional increase to shareholder guidelines reflecting the increase in quantum. There was however, concern around the strategic metrics in the LTIP and the proportionately greater payout on this metric given the quantum increase. In response to these concerns the Committee determined it was appropriate to remove strategic metrics from the LTIP, with payout determined solely on financial performance.
- The revised Policy proposal was shared with shareholders and proxy agencies in the second phase of shareholder engagement. There were a range of views, some shareholders were uncomfortable in principle with the material increase to quantum, whilst acknowledging the logic behind the proposals and the level of compensation in our identified talent market. Others were highly supportive, with some even encouraging Pearson to consider adopting a hybrid incentive with a material restricted stock component at the same overall quantum (i.e. without applying a discount), citing the typical compensation mix in the talent set we are competing with.
- We also acknowledge that some shareholders queried how discretion would apply and specifically, how the Committee would guard against payouts that do not feel reflective of the shareholder experience. We maintain a strong and robust discretion framework that is considered when determining any payouts to Executive Directors. One key element of this framework is whether the payout would be consistent with the wider stakeholder experience. In cases where we determine this is not the case, we have the ability to apply discretion and adjust payouts and outcomes to ensure Executive Directors outcomes are appropriate. Further information on our discretion framework is provided on page 132.
- During the most recent round of engagement on the proposed level of stretch on LTIP targets, the proposals were recognised as being appropriately stretching by the majority of those that responded, particularly with regard to the maximum targets. However, following feedback, the Committee also made further increases in the level of stretch for the threshold targets.
- The Committee also considered that it would be appropriate to freeze the CEO's base salary for 2026 as part of the overall rebalancing of remuneration in favour of variable pay.

The Committee would like to thank all those shareholders that have engaged with us during this period. We are committed to an open and ongoing dialogue.

Annual Report on Remuneration – 'At A Glance'

Revenue	Adj. operating profit	Free cash flow	Adjusted EPS	Return on capital	Dividend per share	3 year Total shareholder return
£3,577m	**£614m**	**£527m**	**64.5p**	**11.3%**	**25.2p**	**+18.9%**
4% underlying growth on prior year	6% underlying growth on prior year	8% headline growth on prior year	4% headline growth on prior year	+8% on prior year	5% increase on prior year	-85% on a 3m average basis to 31 Dec 2025

Strategic highlights

- Improved Group adjusted operating profit margin to 17.2%.
- Strong cash performance, with free cash flow of £527m, completed a £350m share buyback and announcement of new £350m share buyback.
- Continued to lead with the application of innovative technologies, deepening and scaling AI across our offering.
- Continued enterprise momentum through strategic partnerships to help employees and organisations prepare for the future of work.

AIP outcome

	Weighting	Threshold	Target	Max	% of total
Adjusted operating profit	40%	£585m	£594m **£614m**	£683m	24.5%
Sales	30%	£3,541m	£3,566m **£3,577m**	£3,757m	15.9%
Fresh cash flow	20%	£477m	£487m **£527m**	£578m	14.4%
Assessments & Verification – rates of renewal	5%	94%	96% **96%**	100%	2.5%
Enterprise Skilling – number of key enterprise customers	5%	46	49 **49**	55	2.5%
	100%		Formulaic outcome		59.8%
		Committee discretionary adjustment			–9.8%
		Final Outcome			50.0%

LTIP outcome

	Weighting	Threshold	Stretch	Max	% of total award
Adjusted EPS*	30%	55.0p **64.5p**	65.4p	70.6p	18.3%
ROC	30%	8.5% **11.3%**	10%	11.5%	28.5%
Relative TSR vs. FTSE 100	15%	Median (36 out of 56)		Upper Quartile	0%
Relative TSR vs. S&P500	15%	Median 147 out of 295		Upper Quartile	3.2%
ESG	10%	Improve gender representation at leadership levels overall vs 2022 (VP and above)	Achieve gender parity at leadership levels in aggregate (VP and above)	Achieve gender parity at all leadership levels (VP and above)	2.0%
	100%			Final outcome	52.0%

* The Adjusted EPS target range was adjusted to reflect the impact on the vesting outcome of share buybacks over the performance period.

Looking ahead

Chief Executive's remuneration for 2026

Fixed remuneration	Annual Bonus	Long-term Incentives
Base Salary: £1,022,000	Max: 300% of Salary	Max: 850% of Salary
Benefits and Allowances	Target: 150% of Salary	Performance Period: 3–years
Pension: £18,000	Deferral: 1/3 for 2 years if shareholding guidelines have not been met	Holding period: 2–years

CEO fixed vs performance pay



- Basic Salary, Pensions and benefits
- AIP
- LTIP

Increase in stretch of 2026 LTIP targets

The 2026 LTIP will increase the stretch of targets in a number of ways, directly reflecting the feedback form our shareholders in consultation:

Earnings (40%)
- Maximum requires c.14% p.a. growth*, aligned to FTSE 100 upper quartile, materially exceeding consensus, and above c.11% in 2025 award
- Threshold requires c.5% p.a. growth, above c.2% in 2025 award

TSR (40%)
- Introduction of Talent Peer Group increases stretch of TSR benchmarks
- Maximum vesting now also requires upper quintile performance (vs. upper quartile previously)

ROC (20%)
- Target range 12.3% - 16.0% (vs. 11.3% in 2025)
- Range increased for third consecutive year

* Note – targets are expressed in £m as shown on page 131 and are converted here into annualised growth rates to allow comparison

Executive Director shareholding as at 31 December 2025



Directors' Remuneration Committee report *continued*

Alignment of performance framework to Pearson's strategy

		2026 AIP	**2026 LTIP**

Financial objectives

Strategy			2026 AIP	2026 LTIP
Sustainable profitable growth	▶ 1	Total shareholder return (TSR)		**40%**
Sales	▶ 2	Group Sales	**30%**	
Adjusted operating profit	▶ 3	Adjusted Earnings		**40%**
	▶ 4	Group Adjusted Operating Profit	**30%**	
Free cash flow conversion	▶ 5	Free cash flow	**20%**	
Return on capital	▶ 6	Return on capital		**20%**

Strategic objectives

Strategy			2026 AIP	2026 LTIP
Assessments & Verification: Driving performance in the core business	▶ 1	Businesses rate of renewal and new business growth	**15%**	
Enterprise Skilling: targeted market expansion and medium-term growth vectors	▶ 2	Number of key enterprise customers	**5%**	

Summary of our Directors' Remuneration Policy

The 2026 Directors' Remuneration Policy will be subject to shareholder approval at the AGM to be held on 1 May 2026. The table below outlines key features of the 2026 Directors' Remuneration Policy following the Remuneration Committee's extensive review over the last year. The 2026 Directors' Remuneration Policy is set out in full on pages 144-152.

	Key features of the 2026 Directors' Remuneration Policy	Outline of proposed changes for 2026
Base salary	• Base salaries reflect level, role, skills, experience, the competitive market and individual contribution. • Base salaries are normally reviewed annually, consistent with the framework used to take into account performance and market relativity for salary reviews in the wider business, with any increases normally in line with typical increases awarded to other Group employees.	No changes to policy.
Allowances and benefits	• Reflects the local competitive market and may include travel-related, health-related and risk-related benefits as well as any other benefits provided to the majority of employees. • The Committee may introduce other benefits if it is considered appropriate to do so.	No changes to policy.
Retirement benefits	• Employees in the UK, including Executive Directors, are eligible to join the Money Purchase 2003 Section of the Pearson Pension Plan. • The Committee has discretion to put in place retirement benefit arrangements in line with local market practice. • Executive Directors, who opt out of the pension, can receive a cash allowance of up to 16% of base salary, in line with the maximum company contribution as a percentage of salary that UK employees of a similar age are eligible to receive.	Reduction in Chief Executive pension amount from 16% of salary to align with US 401k pension contributions and limits set by the IRS. For 2026, the pension value will be £18,000 (c.2% of salary). No changes for the Chief Financial Officer.
Annual incentive plan	• Maximum opportunity of 300% of salary. • Based on the achievement of annual business goals and strategic objectives, with financial metrics accounting for at least 75% of total opportunity. • Payout of 25% of maximum for threshold performance with 50% payable for on-target performance. • Discretion to adjust formulaic outcome where this does not reflect underlying performance. • Awards paid fully in cash except where shareholding guidelines have not been met where a bonus deferral applies. • Malus and clawback provisions apply.	No changes to policy.
Long-term incentive plan	• Policy maximum opportunity of 850% of base salary. • Based on the achievement of financial targets (e.g. adjusted earnings and a return measure), shareholder returns (e.g. relative total shareholder return). • Payout of 20% of maximum for threshold performance. • Discretion to adjust formulaic outcome where this does not reflect underlying performance. • Awards are subject to a post-vesting holding period of two years. • Malus and clawback provisions apply.	Increase in Chief Executive maximum opportunity to 850%, in line with the maximum policy opportunity. For the 2026 LTIP the maximum opportunities are: • 850% of base salary for the Chief Executive • 300% for the Chief Financial Officer[1] Removed the performance metrics based on strategic metrics. For 2026, the LTIP metrics will be Relative TSR (40%), Adjusted Earnings (40%), and Return on Capital (20%).

1. As outlined on page 118, Sally Johnson will not be eligible for the 2026 LTIP.

Directors' Remuneration Committee report *continued*

	Key features of the 2026 Directors' Remuneration Policy	Outline of proposed changes for 2026

Shareholding guidelines	• Shareholding guidelines will be aligned with the prevailing level of LTIP award for the relevant Executive Director.
	• For 2026, the shareholding in-employment guidelines are:
	  • 850% for the Chief Executive
	  • 300% for the Chief Financial Officer
	• Post-employment shareholding guidelines apply.
		Increase in current in-employment guidelines for the Chief Executive (850% from 450%). No change for the Chief Financial Officer (300%).
		Introduce shareholding guidelines that will be aligned with the prevailing level of LTIP award for the relevant Executive Director.

Chair and NED fees	• To attract and retain high-calibre individuals, with appropriate or industry-relevant skills, by offering market-competitive fee levels. • The Chair and Deputy Chair are paid a single fee for all responsibilities. • The Non-Executive Directors are paid a basic fee, with Committee Chairs, members of the main Board Committees, and, if relevant, the Senior Independent Director paid an additional fee to reflect their extra responsibilities. • The Chair, Deputy Chair and Non-Executive Directors receive no other pay or benefits, except for reimbursement of expenses, and do not participate in incentive plans.	No longer require a minimum of 25% of the Chair, Deputy Chair and Non-Executive Directors' basic fee to be paid in shares.
NED shareholding guidelines	• Non-Executive Directors are encouraged to build and retain Pearson shares equivalent to 100% of their basic fee (i.e., single fee for the Chair and Deputy Chair) and to reach the guideline within five years from the later of the date this policy is effective or the date of their appointment,	Introduced a shareholding guideline of 100% of the non-executive directors' basic fee which they are given five years (from the later the date of this policy is effective or the date of their appointment).

Implementation in 2026

Base salary

Salaries with effect from 1 April 2026:

- Omar Abbosh – £1,022,000 (no increase)
- Sally Johnson – £620,000 (no increase)

Benefits

Travel, health and risk-related benefits in line with Policy

Pension:

- Omar Abbosh –receives a payment in lieu of pension in line with US 401k pension contributions and limits set by the IRS (£18,000 for 2026)
- Sally Johnson – receives a payment in lieu of pension at 16% of base salary

Annual Incentive Plan

Maximum opportunities of:

- 300% of base salary for the Chief Executive
- 200% of base salary for the Chief Financial Officer[1]

For 2026, the following balanced mix of financial and strategic measures will be used to determine any payout. As in previous years, we will apply a financial underpin to the strategic measures. The performance targets are considered commercially sensitive and will be disclosed in full retrospectively in next year's report.

Adjusted operating profit	Sales	Free cash flow	Strategic measures*
30%	30%	20%	20%

* Split 10% on 'Assessments & Verification – rates of renewal', 5% on 'Assessments & Verification – new business growth' and 5% on 'Enterprise Skilling – number of key enterprise customers'.

In line with the Policy, a third of any bonus paid will be deferred into shares for two years if an Executive Director has not met their shareholding guideline.

Long–term incentive Plan

Awards will be made as follows:

- 850% of base salary for the Chief Executive
- 300% of base salary for the Chief Financial Officer[1]

Performance will be measured over the three-year period to 31 December 2028, with any shares vesting subject to an additional two-year holding period. Performance measures and targets for the 2026 award are as follows:

	% of total	Threshold (20% payout)	Stretch (75% payout)	Maximum (100% payout)
Adjusted Earnings (in FY28)	40%	£485m	£537m	£623m
Relative TSR	40%	Median	–	Upper Quintile
Return on Capital (in FY28)	20%	12.3%	14.2%	16.0%

Note 1: For Adjusted Earnings and Return on Capital, vesting is on a straight-line basis between Threshold to Stretch and between Stretch and Maximum. For Relative TSR, vesting is on a straight line basis between Threshold and Maximum.

Note 2: 2026 LTIP targets have been set at a USD:GBP exchange rate of 1.35.

Note 3: Relative TSR will be assessed one third against the Talent Peer Group (further information provided on page 121), a third against the FTSE 100 and a third against the S&P 500. Companies within financial services, energy, basic materials, utilities and healthcare sectors will be excluded from the TSR groups.

Chair and NED fees

Fees remain relatively unchanged with the only increase in fees related to the Reputation & Responsibility Committee where the Committee Chair and member fee was increased to £20,000 (from £15,000) and £10,000 (from £8,000), respectively. The 2026 fees are as follows:

- £500,000 for the Chair
- £175,000 for the Deputy Chair and Senior Independent Director
- £70,000 as the base fee for Non-Executive Directors

	Audit Committee	Remuneration Committee	Nomination & Governance Committee	Reputation & Responsibility Committee
Committee Chair	£27,500	£27,500	£15,000	£20,000
Committee member	£15,000	£10,000	£8,000	£10,000

1. As outlined on p118, Sally Johnson will not be eligible for the 2026 AIP and 2026 LTIP award.

Directors' Remuneration Committee report *continued*

Remuneration principles

Pearson's remuneration principles govern pay for the whole organisation. We have developed remuneration arrangements for our Executive Directors with these principles in mind.



1

Aligned to longer-term strategy

Reward is linked to achieving Pearson's longer-term strategy, growth and sustainability



2

Pay for performance

Remuneration framework and outcomes are aligned with performance



3

Market competitive

Pay levels are market competitive, based on role, grade and contribution, and ensure individuals are fairly rewarded in line with the market



4

Targeted differentiation

We operate targeted differentiation of reward across our employees, linked to talent and performance management



5

Tailored

Our approach to reward is tailored in certain circumstances to address a specific market/business need, and is consistent with our underlying reward philosophy



6

One part of the employee value proposition

Remuneration is one part of our broader employee value proposition – and is not the only reason to work for Pearson

Our Directors' Remuneration Policy and its implementation supports our company purpose of 'helping people realise the life they imagine through learning', our strategy and ultimately the delivery of long-term sustainable value for all stakeholders, including our shareholders.

Discretion framework					
When determining performance outcomes, the Remuneration Committee has the ability to adjust payments up or down if it believes that the outcome does not reflect underlying financial or non-financial performance or if such other exceptional factors warrant doing so. In making this determination the Remuneration Committee applies the following framework:					
What is the formulaic outcome considering performance versus existing targets and underpins	Is this consistent with overall company performance?	Is this consistent with the wider stakeholder experience?	Are there any significant culture, ESG or operational issues to be considered?	Are there any one-off or exceptional events to be taken into consideration?	Are outcomes appropriate or should an adjustment be considered?

Workforce remuneration at Pearson

The Committee takes seriously its responsibilities concerning the oversight of remuneration policies and practices for the wider organisation. Our remuneration principles as set out on page 132 are consistent for all our colleagues, and applied depending on business need, level and geography.

The key difference in our executive remuneration, compared to the approach to remuneration across our workforce, is that remuneration for our Executive Directors is more heavily weighted towards variable pay and linked to delivering strategic objectives.

Approach to remuneration across Pearson

Base salary	Set considering economic factors, competitive market rates, roles, skills, experience and individual performance.
Allowances and benefits	Reflect the local labour market in which colleagues are based and may include healthcare and well-being benefits.
Retirement benefits	Reflect local market practice.
	Pearson colleagues in the UK may participate in the same underlying pension arrangements as the Executive Directors, subject to certain age bands and legacy arrangements. The main contribution plan (Money Purchase 2003) allows employees to pay in between 3% and 8% of their basic salary, depending on their age. Pearson then contributes double that amount, paying in between 6% and 16% of salary.
Annual incentives	Over half of all Pearson employees, around 10,000 colleagues, participate in an Annual Incentive Plan, which is funded based on similar performance measures to the Executive Directors. Several other colleagues (c. 1,500) participate in alternative cash-based annual bonuses, such as sales incentive and commission plans, based on performance targets and profit-shares where required for legislative reasons.
Share incentives	We believe in the importance of aligning the interests of management and our shareholders by delivering a significant proportion of total remuneration in the form of share incentives.
	Approximately 600 colleagues (4% of all employees) participate in the annual Long-Term Incentive Plan grant, selected based on their role, performance and potential; with other awards being made from time to time on an ad hoc basis to certain roles based on market need.
	Awards for our Executive Directors are made solely in the form of performance shares. However, our Managing Directors and Executive Management team have an equal mix of both performance shares (subject to broadly the same performance conditions as the Executive Directors) and restricted shares, recognising prevailing practice in the markets in which we compete for talent. At other levels, awards are typically made in restricted shares only.

Executive Directors   **100% performance shares**

Pearson Executive Management   **50% performance shares**   **50% restricted shares**

Managing Directors   **50% performance shares**   **50% restricted shares**

Senior Management   **100% restricted shares**

In addition to our Long-Term Incentive Plan, all colleagues have the opportunity to become shareholders and owners of the Company and share in the value they help to create through participation in savings-related share acquisition programmes. Under our 'Save For Shares' plan and 'Employee Stock Purchase Plan', employees can buy Pearson shares at a discount (20% discount for 'Save For Shares' and a 15% discount for the 'Employee Stock Purchase Plan', in line with the maximum discounts permitted by HMRC and the IRS respectively). Around a quarter of eligible employees currently save to purchase Pearson shares via our employee share plans, contributing to a strong culture of share ownership.

Directors' Remuneration Committee report *continued*

During the year, the Committee received reports from the Chief Executive and Chief Human Resources Officer on pay and conditions across Pearson, and on the recruitment and retention experience. We took these into account when determining executive remuneration. We have established channels in place to inform our colleagues and help them understand how executive remuneration and wider pay policies are aligned. Views and sentiment expressed by colleagues around matters relating to reward and culture are taken into consideration by the Remuneration Committee when determining pay for senior management. During the year, the Board's approach to employee engagement included in-person, structured sessions, which complemented existing executive employee engagement and provided opportunities for direct engagement by Non-Executive Directors. The Board held three in-person sessions with employees in London and in the US in Hoboken, New Jersey and Boston, Massachusetts, facilitating meaningful interactions between Board members and various groups of employees to hear their thoughts, feedback and questions.

Board members engaged on a variety of topics, including the strategic review process and the clarity of our strategic priorities, the plans for execution and the pace of transformation required, and the importance of company culture. See pages 84 for more on how the Board engages with employees.

The Committee also considers Pearson's gender pay gap and ethnicity pay gap in Great Britain in light of our reporting requirements, as well as Pearson's CEO pay ratio. Pearson continues to review and update its policies and practices relating to the hiring, retention, and development of women, in line with market practices and applicable UK rules.

Sharing in success

Pearson's remuneration principles are consistent across the organisation and are designed to support our culture, and to make Pearson an employer of choice, able to attract and retain talent to execute our digital-first strategy. Many of the features of our Directors' Remuneration Policy apply more broadly, and we believe that all our people should have the opportunity to benefit when the Company does well. In particular:

- 2025 was another year of solid performance for the business and this was reflected in the level of funding under the AIP. As noted on page 133, over half of all Pearson employees (c.10,000 employees) benefitted from participating in an AIP during 2025.

- Similarly, all eligible colleagues, including Executive Directors, can participate in savings-related share acquisition programmes that are not subject to any performance conditions. Around a quarter of eligible employees save to purchase discounted Pearson shares via our employee share plans. At the most recent maturity of our 'Save For Shares' plan in 2025, the average gain for a participant was c.£7,300 – allowing those who participated to benefit from the shareholder value they have helped to create over the previous three years.

Remuneration Report for 2025

Certain parts of this report have been audited, as required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended. The tables subject to audit are marked with an asterisk.

Executive Director 'single-figure' remuneration*

The remuneration received by Executive Directors for the financial years ended 31 December 2025 and 31 December 2024 is set out below. The Committee considers that the Directors' Remuneration Policy operated as intended during 2025.

	Omar Abbosh[1] £000s		Sally Johnson £000s	
	2025	2024	2025	2024
Base salary	1,017	982	609	570
Allowances and benefits	86	77	24	16
Retirement benefits	163	157	97	91
Total fixed pay	**1,265**	**1,216**	**730**	**677**
Annual incentives	1,533	1,878	–	735
Long-term incentives	–	–	–	1,576
Buy-out award[2]	–	13,276	–	–
Total variable pay	**1,533**	**15,154**	**–**	**2,311**
Total remuneration	**2,798**	**16,370**	**730**	**2,988**

1. Omar Abbosh was appointed Chief Executive on 8 January 2024.
2. The full value of Omar Abbosh's buy-out award is included in the single-figure of remuneration for 2024 as required by the disclosure regulations. However, it comprises elements that would not be received until 2025 and 2026. The full details of this were disclosed in the previous year's report.
3. As explained on page 118 and 137, Sally Johnson's exit arrangements have been determined in accordance with the Remuneration Policy and therefore she is not eligible for the 2025 AIP and vesting under the 2023 LTIP award.

Notes to single-figure table*

Allowances and benefits

Travel benefits comprise car allowance and reimbursements of a taxable nature resulting from business travel and engagements. Health benefits comprise healthcare, health assessment and dental care. Risk-related benefits comprise life and other insurance policies. In addition to these allowances and benefits, Executive Directors may also participate in company benefit or policy arrangements that have no taxable value and/or are available to all other colleagues in the same location. Sally Johnson's life cover is arranged under an excepted policy on a similar basis to other employees who were affected by the lifetime allowance and have opted out of the Pearson Pension Plan. 2024 for Omar Abbosh has been restated to include tax paid by the company.

Retirement benefits and entitlements*

Omar Abbosh received a payment in lieu of pension at 16% of their base salary, in line with the pension provision for UK employees of a similar age.

From 1 October 2022, Sally Johnson began receiving payments in lieu of pension at 16% of her base salary, in line with the pension provision for UK employees of a similar age. Prior to October 2022, Sally Johnson was a member of the Final Pay section of the Pearson Pension Plan, where the pension accrual rate was 1/60th of pensionable salary per annum, restricted to the Plan's earnings cap. No further accrual will apply.

Details of the Executive Directors' pension-related benefits in 2025 are as follows:

	Omar Abbosh £000s	Sally Johnson £000s
Other allowances in lieu of pension	163	97
Accrued pension at 31 December 2025	–	71

Note 1: Other allowances in lieu of pension represent the cash allowances paid.

Note 2: The accrued pension at 31 December 2025 is the deferred pension at 30 September 2022 (date the accrual for the pension ceased) revalued to 31 December 2025 in line with the Plan rules. It relates to the pension payable from the UK Plan. Normal retirement age is 62.

Directors' Remuneration Committee report *continued*

Annual Incentive Plan (AIP) – outcome for 2025*

The 2025 AIP was based on a mix of financial (90% weighting) and strategic measures (10% weighting). The following table summarises the performance targets (presented on a consistent basis to the actual results, considering portfolio and currency movements) and performance against these targets, which results in a formulaic outcome of 59.8% of maximum payout.

		Performance range				Payout
	% of total	Threshold (25%)	Target (50%)	Maximum (100%)	Actual results	% of max bonus opportunity
Adjusted operating profit	40%	£585m	£594m	£683m	£614m	24.5%
Sales	30%	£3,541m	£3,566m	£3,757m	£3,577m	15.9%
Free cash flow	20%	£477m	£487m	£578m	£527m	14.4%
Assessments & Verification – rates of renewal[1]	5%	94%	96%	100%	96%	2.5%
Enterprise Skilling – number of key enterprise customers[1]	5%	46	49	55	49	2.5%
	100%				**Formulaic outcome**	**59.8%**
					Adjustment	-9.8%
					Final outcome	**50.0%**

Note 1: Internal Audit provided an independent assessment of the result for the Committee.

Informed by the CEO's approach to the wider management team, the Committee considered it appropriate to make a discretionary downward adjustment to reduce the final outcome to 50% of maximum. No malus or clawback provisions were used in relation to the 2025 AIP. In accordance with the Policy, Omar Abbosh has satisfied his minimum shareholding requirement and therefore no deferral is required.

Long-term Incentive Plan (LTIP) – vesting outcome for 2025*

The 2023 LTIP award was subject to performance conditions assessed to 31 December 2025. Performance targets were partially met, resulting in the award vesting at 52% of maximum. Vested shares are subject to an additional two-year holding period. In accordance with Sally Johnson's exit arrangements (as outlined on page 118), her 2025 LTIP award will lapse due to cessation of employment.

The targets and performance against these targets are as follows:

		Performance range								Vesting
	% of total	Threshold	Stretch	Maximum	Payout at threshold	Payout at stretch	Payout at maximum	Actual	% achieved	% of total award
Adjusted EPS	30%	55.0p	65.4p	70.6p	20%	65%	100%	64.5p	61.1%	18.3%
ROC	30%	8.5%	10%	11.5%	20%	65%	100%	11.3%	95.1%	28.5%
Relative TSR vs FTSE100 (excl. certain sectors	15%	Median	–	Upper quartile	20%	–	100%	Ranked 36 out of 56	0.0%	0.0%
Relative TSR vs S&P 500 (excl. certain sectors)	15%	Median	–	Upper quartile	20%	–	100%	Ranked 147 out of 295	21.1%	3.2%
ESG	10%	Improve gender representation at leadership levels overall vs 2022 (VP and above)	Achieve gender parity at leadership levels in aggregate (VP and above)	Achieve gender parity at all leadership levels (VP and above)	20%	65%	100%	Improve gender representation at leadership levels overall vs 2022 (VP and above)	20.0%	2.0%
	100%								**Total**	**52.0%**

The Adjusted EPS target range was adjusted to reflect the impact on the vesting outcome of share buybacks over the performance period. Relative TSR was measured against the constituents of the FTSE 100 and the S&P500 at the start of the performance period.

Omar Abbosh did not participate in the 2023 LTIP and Sally Johnson's 2023 LTIP award will lapse due to her cessation of employment.

The value of the 2022 LTIP reported in last year's report for Sally Johnson (£1,565k) was an estimate based on the three-month average share price to 31 December 2024 (1166.0p). The actual values of the 2022 LTIP on the 1 May 2025 vesting date was £1,576k based on a closing share price of 1174.5p.

Long-term incentives awarded in 2025*

The following LTIP awards were granted during the year:

Director	Date of award	Vesting date	Number of shares	Face value	Face value (% of base salary)	Value for threshold performance (% of maximum)1	Performance period
Omar Abbosh	1 May 2025	1 May 2028	394,155	£4,599,001	450%	20%	1 Jan 25 – 31 Dec 27
Sally Johnson	1 May 2025	1 May 2028	159,411	£1,860,008	300%	20%	1 Jan 25 – 31 Dec 27

The face value was determined using a share price of 1166.8p, representing the five-day average up to and including 30 April 2025, which is the same as the approach used for the wider employee population. In accordance with Sally Johnson's exit arrangements (as outlined on page 118), her 2025 LTIP award will lapse on cessation of employment.

The performance measures and targets for this award are as follows:

	% of total	Threshold (20% vesting)	Maximum (100% vesting)
Adjusted EPS (in FY27)	30%	67.0p	85.0p
Return on Capital (in FY27)	30%	10.5%	14.0%
Relative TSR	30%	Median	Upper quartile
Strategic Measure – Assessment & Verification: New Business Growth	10%	£90m	£105m

Note 1: Vesting is on a straight-line basis between Threshold and Maximum.

Note 2: 2025 LTIP targets have been set at an USD:GBP exchange rate of 1.25.

Note 3: Relative TSR will be assessed half against the FTSE 100 and half against the S&P 500. Companies within financial services, energy, basic materials, utilities and healthcare sectors will be excluded from both TSR groups.

The Committee reserves the right to adjust pay-outs up or down before they are released, if it believes the vesting outcome does not reflect underlying financial or non-financial performance, or for other exceptional factors. In making any adjustments, the Committee are guided by the principle of aligning shareholder and management interests.

Any shares vesting based on performance to 31 December 2027 will be subject to an additional two-year holding period.

Directors' interests in shares and value of shareholdings*

Shareholding guidelines

Executive Directors are expected to build up a substantial shareholding in Pearson, in line with our policy of encouraging widespread employee share ownership, and to align the interests of Executive Directors and shareholders.

Under the 2023 Directors' Remuneration Policy, the shareholding guideline is 450% of base salary for the Chief Executive and 300% of base salary for the Chief Financial Officer. Under the proposed 2026 Policy, the shareholding guideline will be set in line with the prevailing level of LTIP award. For 2026, these will be 850% of salary for the Chief Executive and 300% of base salary for the Chief Financial Officer.

Shares that count towards these guidelines include any shares held unencumbered by an Executive Director, their spouse and/or dependent children, plus any shares vested but held pending release under a share plan, and any shares unvested but not subject to future performance conditions (on a net of tax basis). Executive Directors have five years from their date of appointment to the Board to reach the guideline. Once the guideline is met, it is not re-tested, other than when shares are sold.

As part of the year-end process, the Committee assessed the level of shareholding against the guideline in accordance with our shareholding policy and confirmed that the guideline was met for both Omar Abbosh and Sally Johnson.

Executive Directors are expected to retain their current shareholding guideline (or actual shareholding if lower) for two years following stepping down as an Executive Director. This guideline does not apply to shares purchased by the Executive Director.

In 2025, shareholding guidelines did not apply to the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors. However, a minimum of 25% of the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors' basic fee was paid in Pearson shares, which the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors have committed to retain for the period of their directorships. For 2026, under the proposed 2026 Policy, a shareholding guideline of 100% of the non-executive directors' basic fee will apply.

Directors' Remuneration Committee report *continued*

Directors' interests

The share interests of the Directors and their connected persons are:

Director	Current shareholding (ordinary shares[2])	Conditional shares subject to performance[3]	Conditional shares subject to employment only[4]	Total number of ordinary and conditional shares	Shareholding as % of salary[5]	Shareholding requirement met?
Executive Directors						
Omar Abbosh	805,779	865,911	472,952	2,144,642	1,077%	Yes
Sally Johnson	250,602	544,858	–	795,460	421%	Yes
Non-Executive Directors						
Omid Kordestani	98,603	–	–	–	–	n/a
Sherry Coutu CBE	20,672	–	–	–	–	n/a
Alison Dolan	3,879	–	–	–	–	n/a
Alex Hardiman	3,434	–	–	–	–	n/a
Arden Hoffman	875	–	–	–	–	n/a
Esther Lee	6,763	–	–	–	–	n/a
Costis Maglaras	0	–	–	–	–	n/a
Graeme Pitkethly	21,368	–	–	–	–	n/a
Annette Thomas	6,614	–	–	–	–	n/a
Lincoln Wallen	22,740	–	–	–	–	n/a

Note 1: Share interests are shown as at 31 December 2025 or where marked with an asterisk at the date of stepping down from the Board.

Note 2: Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange.

Note 3: Conditional shares subject to performance means unvested shares, which are subject to performance conditions and continuing employment for a pre-defined period. This includes the LTIP awards granted in 2023, 2024 and 2025. In accordance with Sally Johnson's exit arrangements, her conditional shares subject to performance will lapse on cessation of employment .

Note 4: Conditional shares subject to employment only means unvested shares, which are subject to a holding period and / or continued employment only.

Note 5: Shareholding as a % of salary is based on current shareholding and conditional shares subject to employment only. It has been calculated using a three-month average share price to 31 December 2025 of 1041.6p.

Note 6: There have been no other changes in the interests of any Director between 31 December 2025 and 7 March 2026, being the latest practicable date prior to the publication of this report.

Chair, Deputy Chair and Senior Independent Director and Non-Executive Director remuneration in 2025*

The remuneration paid to the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors for the financial years ended 31 December 2025 and 31 December 2024 is set out below.

Director £000s	2025 Total fees	2025 Taxable benefits	2025 Total	2024 Total Fees	2024 Taxable benefits	2024 Total
Omid Kordestani	500	17	517	500	45	545
Sherry Coutu CBE	106	14	119	106	17	123
Alison Dolan	95	1	96	92	2	94
Alex Hardiman	94	54	148	93	18	111
Arden Hoffman	50	10	61	–	–	–
Esther Lee	92	20	112	88	15	103
Costis Maglaras	12	0	12	–	–	–
Graeme Pitkethly	175	23	198	152	12	165
Annette Thomas	105	23	127	103	12	115
Lincoln Wallen	94	27	121	93	13	106

Note 1: In 2025, a minimum of 25% of the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors' basic fee was paid in shares. For 2026, under the proposed 2026 Policy, a shareholding guideline of 100% of the non-executive directors' basic fee will apply.

Note 2: Taxable benefits refer to travel, accommodation and subsistence expenses incurred while attending Board meetings during the period that were paid or reimbursed by the company, and which HMRC deems taxable in the UK. 2024 has been restated to include tax paid by the company.

Note 3: Arden Hoffman and Costis Maglaras joined the Board on 1 June 2025 and 1 November 2025 respectively.

Payments to former Directors*

There were no other payments to former Directors in 2025, other than those disclosed in previous Directors' Remuneration Report.

Payments for loss of office*

There were no payments for loss of office made to or agreed for Directors in 2025.

Service contracts

Terms and conditions of our Directors' appointments are available for inspection at our registered office during normal business hours and at the AGM. So that appropriate arrangements can be made for shareholders wishing to inspect documents, we request that shareholders contact the Company Secretary by email at companysecretary@pearson.com in advance of any visit to ensure that access can be arranged.

The Executive Directors have notice periods in their service contracts of 12 months from the company and six months from the Executives.

The Deputy Chair and Senior Independent Director and Non-Executive Directors serve Pearson under letters of appointment, which are renewed annually and do not have service contracts. The Deputy Chair and Senior Independent Director and Non-Executive Directors' letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. The Chair's appointment may be terminated on 12 months' notice.

Executive Directors' Non-Executive directorships

Our current Executive Directors hold the following external commitments: Sally Johnson is a Non-Executive Director of Rentokil Initial plc and Chair of its Audit Committee.

Historical performance and remuneration

Total shareholder return performance

Set out on the right is Pearson's total shareholder return (TSR) performance, relative to the FTSE All-Share index, on an annual basis over the 10-year period 1 January 2016 to 31 December 2025. We chose this comparison because the FTSE All-Share represents the broad market index within which Pearson shares are traded. TSR is a measure of returns a company provides for shareholders, reflecting share price movements and assuming reinvestment of dividends. Opposite this is a summary of the single figure of total remuneration, and variable pay outcomes, for the Chief Executive over the same 10-year period.

Total Shareholder Return since 2016*



* Source: Eikon from Refinitiv. This graph shows the value, by 31 December 2025, of £100 invested in Pearson on 31 December 2015, compared with the value of £100 invested in the FTSE All-Share on the same date

| | | | | John Fallon | | | | | | Andy Bird | | Omar Abbosh | |
	2016	2017	2018	2019	2020	2020	2021	2022	2023	**2024**	**2024**	**2025**
Total remuneration (single figure, £000s)	1,518	1,758	3,094	1,616	855	334	5,167	6,856	11,419	2,588	16,370	**2,798**
Annual incentive (% of maximum)	24%	44%	45%	Nil	Nil	N/A	63%	76%	85%	64%	64%	**50%**
Long-term incentive (% of maximum)	Nil	Nil	42%	33%	Nil	N/A	N/A	N/A	85%	75%	N/A	**N/A**

Note 1: Total remuneration is as reflected in the single-total figure of remuneration table.

Note 2: Annual incentive is the actual annual incentive received by the incumbent as a percentage of maximum opportunity.

Note 3: Long-term incentive is the payout of performance-related share awards where the year shown is the final year of the performance period for the purposes of calculating the single total figure of remuneration.

Note 4: The single-figure remuneration for Andy Bird has been converted using the average USD:GBP exchange rate for the relevant period.

Dilution and use of equity

Awards under Pearson's various share plans can be satisfied using existing shares bought in the market, treasury shares or newly issued shares. For restricted stock awards under the LTIP, we would expect to use market-purchased shares. There are limits on the amount of new-issue equity that can be used: In any rolling 10-year period, no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans, and no more than 5% of Pearson equity will be issued, or be capable of being issued, under executive or discretionary plans.

The current dilution from all Pearson plans, executive or discretionary, and shares held in trust is as follows:

Dilution	2025
All Pearson plans	**2.5%**
Executive or discretionary plans	**0.4%**
Shares held in trust	**0.1%**

Directors' Remuneration Committee report *continued*

Comparative information

The following information provides additional context regarding Directors' total remuneration.

Relative percentage change in remuneration of Directors and employees

The following table sets out the year-on-year percentage change in base salary/fees, allowances and benefits and annual incentives in respect of all Directors during the year, compared to the average percentage change for all employees of Pearson. The figures for all Directors are calculated based on remuneration received in the relevant year as set out in the table on page 135.

While the Committee reviews base pay for the Executive Directors relative to Pearson's broader employee population, local practices drive our approach to benefits, and we determine eligibility depending on level and individual circumstances, which do not lend themselves to comparison.

	2025			2024			2023			2022			2021		
	Base salary/fees	Allowances and benefits	Annual Incentives	Base salary/fees	Allowances and benefits	Annual Incentives	Base salary/fees	Allowances and benefits	Annual Incentives	Base salary/fees	Allowances and benefits	Annual Incentives	Base salary/fees	Allowances and benefits	Annual Incentives
Average employee[1]	**3%**	**4%**	**8%**	5%	12%	-5%	2%	6%	22%	4%	8%	16%	4%	17%	38%
Executive Directors															
Omar Abbosh[2]	**4%**	**11%**	**-18%**	–	–	–	–	–	–	–	–	–	–	–	–
Sally Johnson	**7%**	**48%**	**-100%**	3%	0%	-22%	4%	1%	37%	2.5%	0%	24%	1%	–	–
Chair and Non-Executive Directors[3]															
Omid Kordestani	**0%**	**-62%**	**–**	0%	-35%	–	0%	78%	–	–	–	–	–	–	–
Sherry Coutu CBE	**0%**	**-20%**	**–**	0%	-24%	–	6%	119%	–	9%	–	–	5%	–	–
Alison Dolan	**3%**	**-63%**	**–**	14%	–	–	–	–	–	–	–	–	–	–	–
Alex Hardiman	**1%**	**199%**	**–**	19%	-39%	–	–	–	–	–	–	–	–	–	–
Arden Hoffman	**–**	**–**	**–**	–	–	–	–	–	–	–	–	–	–	–	–
Esther Lee	**5%**	**30%**	**–**	0%	-52%	–	3%	122%	–	–	–	–	–	–	–
Costis Maglaras	**–**	**–**	**–**	–	–	–	–	–	–	–	–	–	–	–	–
Graeme Pitkethly	**15%**	**84%**	**–**	44%	22%	–	8%	23%	–	5%	–	–	1%	–	–
Annette Thomas	**2%**	**85%**	**–**	2%	-51%	–	12%	102%	–	7%	–	–	–	–	–
Lincoln Wallen	**1%**	**115%**	**–**	0%	-60%	–	0%	154%	–	0%	–	–	1%	–	–

Note 1: The average employee pay figure is impacted by changes in headcount year-on-year. Actual merit increase budgets for 2025 were 2% in the UK and 2% in the US.

Note 2: Omar Abbosh's base salary change compares his 2024 part-year base salary with his full year 2025 base salary.

Note 3: Changes in Non-Executive Director fees during the year are a result of changes in Committee Chairs and membership. Allowances and benefits for the Chair and Non-Executive Directors refer to travel, accommodation and subsistence expenses incurred while attending Board meetings that were paid or reimbursed by the company, and which HMRC deems taxable in the UK. In 2021, the impact of the coronavirus pandemic meant that there were very few in-person Board meetings, and as such the benefits figures for these years were negligible. This also meant that for 2022 there is no comparative percentage, as the value in the prior year was zero.

Chief Executive to employee pay ratio

The table below illustrates the ratio of Chief Executive to employee pay for 2025. We use the single total figure of remuneration, compared to the full-time equivalent total reward of employees whose pay is ranked at the 25th, 50th and 75th percentiles (as identified by the gender pay gap methodology) in Great Britain's (GB) workforce.

Year	Method		Chief Executive pay ratio	
		25th percentile	50th percentile	75th percentile
2025	**B: Gender pay gap methodology**	**70.3**	**51.6**	**36.2**
2024	B: Gender pay gap methodology	534.3	354.9	228.4
2024	B. Gender pay gap methodology (Omar Abbosh 2024 remuneration)	289.0	192.0	123.5
2023	B: Gender pay gap methodology	304.0	209.9	148.5
2022	B: Gender pay gap methodology	214.3	181.3	117.2
2021	B: Gender pay gap methodology	150.1	145.0	88.4
2020	B: Gender pay gap methodology	42.5	31.9	19.5
2019	B: Gender pay gap methodology	65.9	47.2	36.0

- We used GB gender pay gap data from April 2025 to identify employees at the 25th, 50th and 75th percentiles, and analysed data for employees around each quartile figure to ensure there were no anomalies.
- Using the gender pay gap data to identify the employees at each pay quartile gives a general representation of the relevant employee population at the year end, and is the most practicable methodology given the timing of the disclosure and determination of remuneration outcomes for the wider workforce.
- For the employees at each pay quartile, we calculated total remuneration on a similar basis to the Chief Executive's single figure. We based base salary, pension and benefits on full-year figures taken from payroll. Annual bonus figures are based on the relevant manager recommendations and relate to performance in 2024. None of the employees at the 25th, 50th or 75th percentile had share awards vesting in 2025.
- Total remuneration figures for the 25th, 50th and 75th percentile employees are: £39,820, £54,182 and £77,820. The respective base salaries are: £36,500, £44,457 and £63,908.
- We compared total remuneration for each of the identified employees, calculated with reference to 31 December 2025, compared to Omar Abbosh' remuneration as per the single-figure table on page 135.
- Omar Abbosh's was not eligible for the 2023 LTIP and therefore did not receive an LTIP payment in 2025.

- For 2024, in order to maximise the comparability of the figures, we have also provided the single-figure for Omar Abbosh, with only the value of the buy-out award released to him in 2024 included. As the full value of the buy-out award is required to be included in the single-figure for 2024 (despite awards only being released to Omar Abbosh over the three-year period from 2024 to 2026), using the headline single-figure numbers necessarily results in a higher pay ratio than if calculated by reference to the remuneration actually received by the CEO in respect of 2024. In addition, the statutory basis for the 2024 pay ratio requires the figure for CEO remuneration to be the sum of Omar Abbosh and Andy Bird's 2024 remuneration, which is not representative of the pay received by any single individual.
- A significant proportion of the Chief Executive's pay is linked to performance and, in respect of any LTIP award, share price performance.
- The median pay ratio is consistent with our wider policies on employee pay, reward and progression. The Committee is focused on ensuring that remuneration for all Pearson colleagues reflects our need to attract and retain the right talent for our digital future.

Relative importance of pay spend

The Committee considers Directors' remuneration in the context of the company's allocation and disbursement of resources to different stakeholders. Adjusted operating profit measures Pearson's ability to reinvest, and dividends are an important element of our return to shareholders.

All figures in £	2025	2024	£m	Headline change %
Adjusted operating profit	**614**	600	14	2%
Dividends	**160**	156	4	3%
Dividend per share	**25.2p**	24.0p	1.2p	5%
Share buybacks[1]	**352**	318	34	11%
Total wages and salaries[2]	**1,203**	1,188	15	1%

Note 1: The Board approved a £350m share buyback programme in February 2025.

Note 2: Wages and salaries include continuing operations only and include Directors. Average employee numbers for continuing operations for 2025 were 17,062 (2024:17,024). Further details are set out in Note 5 to the financial statements on page 190.

Directors' Remuneration Committee report *continued*

The Remuneration Committee in 2025

Role	Name	Title
Chair	Sherry Coutu CBE	Independent Non-Executive Director
Members	Alison Dolan	Independent Non-Executive Director
	Arden Hoffman	Independent Non-Executive Director
	Esther Lee	Independent Non-Executive Director
	Annette Thomas	Independent Non-Executive Director
Internal attendees	Omid Kordestani	Chair
	Omar Abbosh	Chief Executive
	Sally Johnson	Chief Financial Officer
	Ali Bebo	Chief Human Resources Officer
	Graeme Baldwin	Company Secretary
External advisers	Alvarez & Marsal	

No individual is present when their own remuneration is discussed.

Advisers to the Remuneration Committee

During 2025, the Remuneration Committee received advice from Alvarez & Marsal ("A&M"), our independent Remuneration Committee advisers. A&M were appointed by the Committee in 2023, following a formal tender process. A&M advises the Committee on market trends and developments, incentive plan design and target setting, investor engagement and other general executive remuneration matters. For provision of these services in 2025, A&M were paid fees of £183,250 (excluding VAT), based on time spent. A&M also provide Pearson management with other remuneration related advice. A&M is a member of the Remuneration Consultants' Group and adheres to its Code of Conduct. The Committee is satisfied that A&M's advice was objective and independent. The Committee believes that the A&M engagement partner and team do not have any connections with Pearson or its Directors that may impair its independence.

Terms of reference

The Committee's full charter and terms of reference are available on the Governance page of our website. A summary of the Committee's responsibilities is set out on the right of this page. The terms of reference reflect the provisions of the UK Corporate Governance Code.

Committee responsibilities

Determine and review policy
Determine and regularly review the remuneration policies for the Executive Directors, Presidents and other members of Pearson's Executive Management team who report directly to the Chief Executive. These policies include base salary, annual and long-term incentives, pension arrangements, any other benefits and termination of employment. When setting the Remuneration Policy, the Committee considers remuneration practices and related policies for all employees.

Shareholder engagement
Ensure Pearson engages with its shareholders and shareholder representative bodies on the Remuneration Policy and its implementation.

Review and approve implementation
Regularly review the implementation and operation of the Remuneration Policy, and approve the individual remuneration and benefits packages of Pearson's Executive Management team, including Executive Directors.

Approve performance-related plans
Approve the design of, and determine targets for, any performance-related pay plans operated by the Group for Pearson's Executive Management team, and approve total payments to be made under such plans.

Set termination arrangements
Advise and decide on general and specific remuneration arrangements in connection with the termination of employment of Pearson's Executive Management team, including Executive Directors.

Determine Chair's remuneration
Delegated responsibility for determining the Chair's remuneration and benefits package.

Appoint remuneration consultants
Appoint and set the terms of engagement for any remuneration consultants who advise the Committee, and monitor the cost of such advice.

Talent, retention and gender pay gap
Review updates from management on talent, retention and gender pay gap.

Workforce remuneration
Have oversight of workforce remuneration, policies and practice for the wider organisation.

Remuneration Committee meeting focus during 2025

During the year, the Committee undertook the following activities:

- Reviewed and approved annual and long-term performance and payouts to Executive Directors and senior management for 2024.
- Reviewed and approved incentive arrangements for Pearson, and how these will apply to Executive Directors and senior management in 2025.
- Approved the 2024 Directors' Remuneration Report.
- Reviewed and approved the changes to the 2026 Directors' Remuneration policy
- Engaged extensively with shareholders in advance of and following the 2025 AGM to understand the views of shareholders on the proposed changes to the 2026 Directors' Remuneration Policy (further detail on this is set out on page 125).
- Reviewed and considered all feedback received from shareholder engagement exercises as part of the Committee's discussions and considered ongoing shareholder engagement strategy.
- Received updates on Pearson's financial performance and progress against strategic measures. Noted and reviewed the status of in-flight incentives.
- Received updates on pay and conditions across Pearson, and took these into account when determining executive remuneration.
- Noted updates on corporate governance, including a review of the 2025 AGM remuneration reporting season, and anticipated areas of focus in 2026.
- Reviewed Pearson's UK gender and ethnicity pay gap disclosures and noted actions to address the respective gaps.
- Noted the activity of the Standing Committee on operating Pearson's equity-based reward programmes and noted Pearson's use of equity for employee share plans.
- Evaluated the Remuneration Committee's effectiveness and reviewed the Committee's Terms of Reference.

Committee performance review

The Committee undertakes an annual process to review its performance and effectiveness. For 2025, the Committee performance review was conducted by way of a tailored questionnaire. The process sought views on an anonymous basis from Committee members, the Chief Executive and Chair of the Board, together with other key contributors to the Committee, including the Chief Financial Officer, Chief Human Resources Officer, SVP Reward and external adviser. Topics covered in the performance review included the effectiveness of the Committee, the Committee's oversight of key areas within its remit, the quality of papers and meeting discussions and the relationships between the Committee and management.

Overall, the Committee was considered to be operating effectively, particularly in relation to the Committee's delivery of its objectives, with appropriate meeting focus, papers produced to a good standard and high-quality participation and discussion. The composition of the Committee is appropriate and includes the necessary skills. The review recognised the positive relationship with Alvarez & Marsal that continues to evolve well, the thorough and thoughtful service they provide, and the Chair's leadership in fostering this relationship. There was acknowledgement of the continued focus needed on shareholder engagement to further articulate the pay-for-performance alignment between executive remuneration and shareholders. In 2026, the Committee will continue to focus on ensuring the composition of the Committee remains appropriate.

Voting on remuneration resolutions

The following table summarises votes cast for remuneration resolutions:

	Votes cast for	% of votes cast for	Votes cast against	% of votes cast against	Votes withheld
Annual Report on Remuneration (2025 AGM)	485,861,331	92.43%	39,779,388	7.57%	253,482
Directors' Remuneration Policy (2023 AGM)	299,899,081	53.63%	259,251,476	46.37%	223,851

Directors' Remuneration Committee report *continued*

2026 Directors' remuneration policy

The Remuneration Committee presents the 2026 Directors' remuneration policy (2026 policy), which will be put to shareholders for approval at the AGM to be held on 1 May 2026. Subject to shareholder approval, the effective date of this policy will be 1 May 2026. However, it is proposed, subject to approval at the AGM, that changes to Executive Director incentives be made effective from the start of the 2026 performance periods. The intention of the Committee is that the policy will remain in place for three years from the date of its approval.

Review of the Directors' remuneration policy

In determining the 2026 policy, the Committee followed a robust process which included discussions on the content of the policy at Remuneration Committee meetings throughout 2025 and in early 2026. The Committee considered the input of management and its independent advisors, while taking steps to ensure any conflicts of interest were appropriately managed. The Committee also sought the views of Pearson's major shareholders and their advisors, considering all feedback received during the extensive shareholder engagement exercise when finalising the 2026 policy. Further information on the Committee's decision-making process is set out in the remuneration report.

Changes to policy

The key changes to this 2026 policy compared to the 2023 policy are summarised below:

- Decrease in Retirement Benefits for the Chief Executive to align with US 401k pension contributions and limits set by the IRS. For 2026, the pension value will be £18,000 (c.2% of salary).
- Increase in the maximum opportunity under the Long-Term Incentive Plan to 850% of salary.
- Increase in shareholding guidelines for the Chief Executive to 850% of salary.
- Introduced a non-executive director shareholding guideline of 100% of their basic fee.

Other minor changes have been made to the drafting of the policy to simplify and aid its operation and to increase clarity.

Policy table for Executive Directors

Total remuneration is made up of fixed and performance-linked elements, with each element supporting different strategic objectives. Remuneration is normally reviewed annually in the context of business performance and conditions prevailing, taking into account pay levels for similar positions in comparable companies as well as internal ratios.

Base salary

Purpose and link to strategy: Helps to recruit, reward and retain; reflects level, role, skills, experience, the competitive market and individual contribution.

Operation	Opportunity	Performance conditions and period
Base salaries are set to provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets, business sectors and geographic regions. Base salaries are normally reviewed annually taking into account: general economic and market conditions; the level of increases made across the company as a whole; particular circumstances such as changes in role, responsibilities or organisation; the remuneration and level of increases for executives in similar positions in comparable companies in Pearson's talent markets which may include the UK, US and internationally; and individual performance.	While there is no maximum salary level or maximum increase that may be offered, salary increases will normally be in line with typical increases awarded to other employees in the Group. However, increases may be above this level, for example, in circumstances including but not limited to: - Where a new Executive Director has been appointed to the Board at a lower than typical market salary to allow for growth in the role then larger increases may be awarded to move salary positioning closer to typical market level as the Executive Director gains experience. - Where an Executive Director has been promoted or has had a change in responsibilities. - Where there has been a significant change in market practice or where there has been a significant change in the size and/or scope of the business	None, although performance of both the company and the individual are taken into account when determining an appropriate level of base salary increase each year.

Allowance and Benefits

Purpose and link to strategy: Helps to recruit, reward and retain; reflects local competitive market.

Operation	Opportunity	Performance conditions and period
Allowances and benefits comprise cash allowances and non-cash benefits which may include: • travel-related benefits (such as car allowance, company car and private use of a driver) • health-related benefits (such as healthcare, health assessment and gym subsidy) and • risk benefits (such as additional life cover and long-term disability insurance that are not covered by the company's retirement plans). Executive Directors are also eligible to participate in savings-related share acquisition programmes, which are not subject to any performance conditions, on the same terms and to the same value as other employees. Where an Executive Director is required to relocate to perform their role, appropriate one-off or ongoing expatriate/relocation benefits may be provided (e.g., housing, schooling, etc.). Where necessary any benefits may be grossed up for taxes. The Committee may introduce other benefits if it is considered appropriate to do so, taking into account the individual circumstances, the country of residence of a Director, the benefits available to all employees and the wider external market.	The cost of the provision of allowances and benefits varies from year to year depending on the cost to Pearson and there is no prescribed maximum limit. However, the Committee monitors annually the overall cost of the benefits provided, to ensure that it remains appropriate.	Not applicable

Retirement Benefits

Purpose and link to strategy: Helps to recruit, reward and retain; recognise long-term commitment to the company.

Operation	Opportunity	Performance conditions and period
Employees in the UK are eligible to join the Money Purchase 2003 section of the Pearson Pension Plan. Executive Directors are eligible to join this plan or receive a cash allowance of equivalent or lower value as determined by the Committee. If any Executive Director is from, or works, outside the UK, the Committee retains a discretion to put in place retirement benefit arrangements for that Director in line with local market practice including defined benefit pension arrangements operated by Pearson locally. The maximum value of such arrangement will reflect local market practice at the relevant time.	The Chief Executive will be entitled to a fixed cash allowance in line with US 401k pension contributions and limits set by the IRS. For 2026 this fixed cash allowance will be £18,000. The Chief Financial Officer may receive a pension (or cash allowance) of up to 16% of base salary in line with the maximum pension provision for UK employees of a similar age.	Not applicable

Directors' Remuneration Committee report *continued*

Annual Incentive Plan

Purpose and link to strategy: Helps to recruit, reward and retain; motivate the achievement of annual business goals and strategic objectives; provide a focus on key financial and non-financial metrics; reward individual contribution to the success of the company; align to strategy execution priorities.

Operation	Opportunity	Performance conditions and period
Measures and performance targets are typically set by the Committee at the start of the year with payment usually made after year end following the Committee's assessment of performance relative to targets. Annual incentive plans are discretionary. The Committee reserves the right to adjust payments up or down if it believes that the outcome does not reflect underlying financial or non-financial performance or if such other exceptional factors warrant doing so. Where an Executive Director has not met their shareholding guideline, normally a third of any payment would be deferred into Pearson shares for a period of two years. Participants may receive additional shares representing the gross value of dividends that would have been paid on shares that vest during the vesting period. The Committee may apply malus and/or clawback for a period of five years in circumstances of financial misstatement, individual misconduct or reputational damage to the company. This five-year period is appropriate as it aligns with the vesting period of incentives and reflects the time during which risks or exposure may materialise.	Annual incentives will not exceed 300% of base salary. For 2026, the individual maximum incentive opportunity that will apply for the Chief Executive Officer is 300% of base salary and for the Chief Financial Officer is 200% of base salary.[1]	The Committee has the discretion to select the performance measures and relative weightings from year to year to ensure continuing alignment with strategy and to ensure targets are sufficiently stretching. The Committee sets performance targets for each measure annually. Annual incentives will normally be based on financial and strategic performance targets. Financial metrics will normally account for at least 75% of the total annual opportunity with the remaining portion normally being based on strategic and/or performance against personal objectives. The Committee would intend to consult with shareholders in advance if there was to be a significant change in the weighting of financial and strategic measures. The plan is designed to incentivise and reward underlying performance. The proportion of the award that is payable for threshold performance may be up to 25% of the maximum opportunity. 50% of the maximum opportunity is payable for on-target levels of performance. Actual results may be adjusted to remove the effect of foreign exchange and portfolio changes (acquisitions and disposals) and other relevant factors that the Committee considers do not reflect the underlying performance of the business in the performance year. Details of performance measures, weightings and targets will be disclosed in the annual remuneration report for the relevant financial year if and to the extent that the Committee deems them not to be commercially sensitive. The performance period is one year.

1. As outlined on page 118, Sally Johnson will not be eligible for the 2026 AIP.

Long-term Incentive Plan

Purpose and link to strategy: Helps to recruit, reward and retain; drive long-term earnings, share price growth and value creation; align the interests of executives and shareholders; encourage long-term shareholding and commitment to the company.

Operation	Opportunity	Performance conditions and period
Awards of shares are made on an annual basis, which vest on a sliding scale based on performance against stretching performance targets measured at the end of the three-year performance period. Awards are normally subject to a post-vesting holding period (on an after tax basis) for two years following the end of the performance period. Participants may receive additional shares representing the gross value of dividends that would have been paid on shares that vest during the performance period. The Committee reserves the right to adjust the vesting outcome up or down before they are released if it believes that this does not reflect underlying financial or non-financial performance or if such other exceptional factors warrant doing so. In making such adjustments, the Committee is guided by the principle of aligning shareholder and management interests. The Committee may apply malus and/or clawback for a period of five years from grant in circumstances of financial misstatement, individual misconduct or reputational damage to the company. This five-year period is appropriate as it aligns with the vesting period of incentives and reflects the time during which risks or exposure may materialise.	The maximum award is 850% of base salary in respect of a financial year. For 2026, the Chief Executive Officer's award will be made at 850% of base salary and the Chief Financial Officer's award at 300% of base salary.[1]	The Committee will determine the performance measures, weightings and targets governing an award of shares prior to grant to ensure continuing alignment with strategy and to ensure that targets are sufficiently stretching. The Committee establishes a threshold below which no payout is achieved and a maximum at or above which the award pays out in full. The proportion of the award that vests at threshold may be up to 20% of the maximum opportunity. Awards will normally be subject to the achievement of financial targets (e.g. an earnings measure and a return measure) and shareholder returns (e.g. total shareholder return). The Committee may determine that different measures or weightings may apply for future awards; however, the Committee would intend to consult with shareholders in advance if there was to be a significant change in the weighting of measures or the performance measures used. The performance period is three years.

Shareholder guidelines

Purpose and link to strategy: Align the interests of Executives and shareholders and encourage long-term shareholding and commitment to the company.

Operation	Opportunity	Performance conditions and period
Executive Directors are expected to build up a shareholding in the company. Executive Directors are expected to reach the guideline within five years from the date of appointment. Post-employment shareholding: Executive Directors are expected to retain their shareholding guideline (or actual holding if lower) for two years following stepping down as an Executive Director. This provision does not apply to any shares purchased by the Executive Director.	The target holding is aligned to the prevailing level of LTIP award for an Executive Director. For 2026, this will be 850% of base salary for the Chief Executive and 300% of base salary for the Chief Financial Officer.	Not applicable

1. As outlined on page 118, Sally Johnson will not be eligible for the 2026 LTIP award.

Directors' Remuneration Committee report *continued*

Notes to the policy table

Selection of performance measures and target setting

In the selection and weighting of performance measures for the annual and long-term incentive awards, the Committee takes into account Pearson's strategic objectives and short and long-term business priorities.

Annual incentive plan	For 2026, the Committee identified sales, adjusted operating profit, free cash flow and key strategic measures as being relevant measures of Pearson's performance against its shorter-term strategic objectives and business priorities. Further details on how these performance measures align to Pearson's strategy are set out in the remuneration report.
Long-term incentive plan	For 2026 LTIP awards, the Committee has judged the following to be most closely matched to sustained delivery of strategy and alignment with shareholders' interests: • Adjusted earnings (40%) rewards the delivery of the desired outcomes from our strategic growth objectives and is imperative if the company is to improve our total shareholder return and our return on capital. • Relative total shareholder return (40%) is used as the Committee believes, in line with many of our shareholders, that part of Executive Directors' rewards should be linked to long-term performance relative to comparable global companies. • Return on capital (20%) is a measure of how efficiently Pearson generates returns from its asset base and is considered a fair and robust assessment of management's performance given the current structure of the business.

Performance targets are set to provide a careful balance between upside opportunity and downside risk and are normally set in accordance with the company's operating and strategic plans, while also considering analyst consensus to reflect market expectations.

Pre-existing commitments

The Committee reserves the right to make remuneration payments and payments for loss of office (which includes exercising related discretions) that are not in line with this policy if the terms of the payment were agreed:

- before the policy came into effect, if the payment was agreed or made in line with the policy in force at the time or was otherwise approved by shareholders; and

- at a time when the recipient was not subject to the policy, provided the Committee does not consider the payment to have been made in consideration of the recipient becoming subject to the policy.

For these purposes 'payment' means any payment that would otherwise be subject to the policy and, in relation to a share award, will not be considered to have been 'agreed' any later than the date of grant.

Remuneration policy for other employees

Pearson has a set of remuneration principles that govern pay for the whole organisation, although how these principles are applied varies by business need, level and geography as required. The key difference in remuneration for Executive Directors compared to the approach to remuneration across the workforce is that remuneration for Executive Directors is more heavily weighted towards variable pay and linked to the delivery of Pearson's strategic objectives and short and long-term business priorities.

Further details on remuneration across the workforce at Pearson are set out in the remuneration report on page 133.

The charts below illustrate what each Executive Director could expect to receive under the 2026 Policy in different performance scenarios. The relative weighting of fixed and performance-related remuneration and the absolute size of the remuneration packages for the Chief Executive and the Chief Financial Officer is shown. Consistent with its policy, the Committee places considerable emphasis on the performance-linked elements (the annual and long-term incentives) and will continue to review the mix of fixed and performance-linked remuneration on an annual basis.

Chief Executive £000



Chief Financial Officer £000



Performance scenario	Elements of remuneration and assumptions
Maximum plus 50% share price appreciation	• Fixed pay • Maximum individual annual incentive (300% of base salary for Chief Executive and 200% of salary for Chief Financial Officer) • Maximum value of 2026 LTIP award (850% for Chief Executive and 300% of salary for Chief Financial Officer) with 50% share price growth assumed
Maximum	• Fixed pay • Maximum individual annual incentive (300% of base salary for Chief Executive and 200% of salary for Chief Financial Officer) • Maximum value of 2026 LTIP award (850% for Chief Executive and 300% of salary for Chief Financial Officer) with no share price growth assumed
Target	• Fixed pay • 50% of the maximum individual annual incentive • 50% of the maximum value of 2026 long-term incentive award with no share price growth assumed
Minimum	• Fixed pay only

Note 1: Fixed pay includes 2026 base salary (£1,022,000 for the Chief Executive and £620,000 for the Chief Financial Officer), allowances and benefits (calculated as the actual amounts incurred in the 2025 financial year) and retirement benefits (for the Chief Executive is fixed for 2026 at £18,000 and for the Chief Financial Officer at 16% of their base salary).

Note 2: The Chief Financial Officer performance scenarios is illustrative and based on what Sally Johnson's arrangements would have been if she remained eligible for 2026 AIP and 2026 LTIP award.

Note 3: The value of long-term incentives does not take into account dividend awards that are payable on the release of LTIP shares.

Directors' Remuneration Committee report *continued*

Recruitment

The Committee expects any new Executive Directors to be engaged on the same terms and to be awarded variable remuneration within the same normal limits and subject to the same conditions as for the current Executive Directors outlined in the policy.

The maximum level of variable remuneration which may be awarded (excluding any 'buyout' awards) in respect of recruitment is in line with the maximum limits under the annual and long-term incentive described in the policy table above.

In setting the basic salary for any new Executive Director, the Committee will apply a level appropriate to recruit a suitable candidate, having regard to the factors set out in the policy table.

The Committee recognises that it cannot always predict accurately the circumstances in which any new Directors may be recruited. The Committee may determine that it is in the interests of the company and shareholders to secure the services of a particular individual which may require the Committee to take account of the terms of that individual's existing employment and/or their personal circumstances. The Committee may do this in the following circumstances:

- Where an individual is relocating in order to take up the role, in which case the company may provide certain benefits such as reasonable relocation expenses, accommodation and assistance with visa applications or other immigration issues and ongoing arrangements such as tax equalisation, annual flights home, schooling and housing allowance.

- Where an individual is required to forego compensation to take up the appointment or forfeits outstanding variable pay opportunities or contractual rights at a previous employer as a result of appointment, the Committee may offer compensatory payments or awards, in such form as the Committee considers appropriate taking into account all relevant factors including where applicable the form of compensation or awards, expected value and vesting time-frame of forfeited opportunities. The Committee would require reasonable evidence of the nature and value of any foregone or forfeited amounts and would, to the extent practicable, ensure any compensation was provided on a like-for-like basis and was no more valuable than the foregone or forfeited amounts.

- Where an individual incurs legal or other professional fees in connection with their appointment as an Executive Director, the Committee retains the discretion to compensate for these.

In making any decision on any aspect of the remuneration package for a new recruit, the Committee would balance shareholder expectations, current best practice and the requirements of any new recruit and would strive not to pay more than is necessary to achieve the recruitment. The Committee would disclose full details of the terms of the package of any new recruit in the next annual remuneration report.

Where an existing employee of the company is promoted to the Board, the company may honour all existing contractual commitments including any outstanding share awards and benefits, including retirement benefits.

Pearson expects any new Chair or Non-Executive Director to be engaged on terms that are consistent with the general remuneration principles outlined in the relevant sections of this Policy.

Service contracts and termination provisions

In accordance with long established policy, all Executive Directors have service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues indefinitely.

There are no special provisions for notice or non-share-based compensation in the event of a change of control of Pearson.

The Chair and other Non-Executive Directors serve under letters of appointment.

It is the company's policy that the company may terminate the Chair's letter of appointment and the Executive Directors' service agreements by giving no more than 12 months' notice.

Other Non-Executive Directors letters of appointment do not contain provision for notice periods or compensation if their appointments are terminated.

Payment in lieu of notice

As an alternative, for Executive Directors the company may at its discretion pay in lieu of that notice. Payment in lieu of notice may be made in equal monthly instalments from the date of termination to the end of any unexpired notice period. Payment in lieu of notice in instalments may also be subject to mitigation and reduced taking into account earnings from alternative employment.

For Executive Directors, payment in lieu of notice comprises 100% of the annual salary at the date of termination and the annual cost to the company of providing pension and all other benefits. For the Chair, payment in lieu of notice comprises 100% of the annual fees at the date of termination.

The company may, depending on the circumstances of the termination, determine that it will not pay the Director in lieu of notice and may instead terminate a Director's contract in breach and make a damages payment, taking into account as appropriate the Director's ability to mitigate his or her loss.

The company may also pay an amount considered to be reasonable by the Remuneration Committee in respect of fees for legal and tax advice and outplacement support for the departing Director. The Committee reserves the right to make any other payments in connection with a Director's cessation of office or employment where the payments are made in good faith, in discharge of an existing legal obligation (or by way of damages for breach of such an obligation) or by way of settlement of any claim arising in connection with the cessation of a Director's office or employment.

Share awards

On cessation of employment, treatment of unvested shares awards will be determined based on the rules of Pearson's share plans.

In respect of unvested deferred annual incentive awards, these will ordinarily subsist, except in circumstances where an individual is summarily dismissed. Awards would ordinarily vest on the original vesting date or be released in line with normal time horizons unless determined otherwise by the Committee.

In respect of unvested long-term incentive awards, unless otherwise provided for under the rules of Pearson's discretionary share plans, Executive Directors' entitlements would lapse automatically. In the case of death, injury, disability, ill-health or redundancy (as determined by the Committee), where a participant's employing business ceases to be part of Pearson, or any other reason if the Committee so decides in its absolute discretion:

- awards will stay in force as if the participant had not ceased employment and shall ordinarily vest on the original vesting date/ be released in line with normal time horizons subject to performance conditions.
- the number of shares that are released shall be pro-rated for the period of the participant's service in the vesting period (although the Committee may in its absolute discretion waive or vary the pro-rating).

In determining whether and how to exercise its discretion under Pearson's discretionary share plans, the Committee will have regard to all relevant circumstances distinguishing between different types of leaver, the circumstances at the time the award was originally made, the Director's performance and the circumstances in which the Director left employment.

The rules of Pearson's discretionary share plans also make provision for the treatment of awards in respect of corporate activity, including a change of control of Pearson. The Committee would act in accordance with the terms of the awards in these circumstances, which includes terms as to the assessment of performance conditions and time apportionment.

Annual bonus

On cessation of employment, Executive Directors may, at the Committee's discretion, retain entitlement to a pro rata annual incentive for their period of service in the financial year prior to their leaving date. Such payout will normally be calculated in good faith on the same terms and paid at the same time as for continuing Executive Directors.

Other elements of remuneration

Eligibility for allowances and benefits including retirement benefits (other than pension payments in connection with subsequent retirement) normally ceases on retirement or on the termination of employment for any other reason.

The termination provisions described above may be varied to the extent necessary to comply with applicable laws, including taxation laws in the United States.

Individual service agreements and letters of appointment

Details of each individual's arrangement are outlined in the table below. Employment agreements for other employees are determined according to local labour law and market practice.

Position	Date of letter / agreement	Notice period	Compensation on termination of employment by the company without notice or cause
Chair	Omid Kordestani, 16 December 2021	12 months from the Director; 12 months from the company	Payment in lieu of notice of 100% of annual fees at the date of termination
Executive Directors	Omar Abbosh, 19 September 2023 Sally Johnson, 15 January 2020	6 months from the Director; 12 months from the company	Payment in lieu of notice of 100% of annual salary at the date of termination and the annual cost of pension and all other benefits

Note 1: Under payment in lieu of notice, the annual cost of pension for Executive Directors is normally calculated as the sum, where applicable, of: an amount equal to the company's cost of providing the Executive's pension under the pension plan based on the Future Service Company Contribution Rate for the relevant section of the pension plan as stated in the most recent actuarial valuation (as at the date of termination of employment) as limited by the earnings cap, and any cash allowance in lieu of pension or to take account of the fact that pension benefits and life assurance cover are restricted by the earnings cap.

Executive Directors' non-Executive Directorships

The Committee's policy is that Executive Directors may, by agreement with the Board, serve as non-executives of other companies and retain any fees payable for their services.

Consideration of employment conditions across Pearson

Under the Committee's charter and terms of reference, the Committee's remit includes determining remuneration for the Chief Executive, other Executive Directors and other members of the Pearson Executive Management team. In addition, the Committee's remit includes oversight of certain remuneration matters below this level and review of remuneration policies and practices across the broader employee population.

When determining remuneration for Executive Directors and other members of the Pearson Executive Management team, the Committee considers reports from the Chief Executive and Chief Human Resources Officer on pay and conditions for the broader employee population, including information on the recruitment and retention of talent, general pay trends in the market and the level of pay increases and incentives across the company as a whole. This helps to ensure that remuneration for senior management is considered in the context of the wider organisation.

Directors' Remuneration Committee report *continued*

There are a number of established channels for consulting with employees and employee representative bodies – including trade unions and works councils in some jurisdictions – about the company's strategy, competitiveness and performance of the business and other matters affecting employees. The views of employees are also sought via the Employee Engagement Network, feedback from which is reported to the Board, and engagement surveys. These activities provide employees with the opportunity to express how they feel about working for Pearson, what they think about the work they do, the opportunities they have and the rewards (including pay and benefits) they get.

The Committee has not consulted directly with employees on the development of the Directors' remuneration policy.

Consideration of shareholder views

The company consults regularly with shareholders on all matters affecting its strategy and business operations. This includes executive remuneration. Over the last year, whilst developing the 2026 Policy and considering its implementation, the Remuneration Committee has engaged extensively with shareholders to ensure remuneration for Executive Directors is set appropriately, rewards for performance and aligns management with the shareholder experience.

This engagement exercise included writing to and meeting with many of Pearson's shareholders and their advisors, to seek their input on the proposed changes to the policy. We would like to thank our shareholders for the time they have spent with us in this regard. All feedback received, which reflected a significant range of opinions, was duly considered by the Remuneration Committee as it finalised the 2026 Policy. Further details on the shareholder engagement exercise can be found on pages 125.

The Committee continues to monitor and respond to best practice guidelines published by shareholders and their representative bodies. Pearson remains committed to an open and transparent dialogue with its shareholders.

Policy table for Chair's and Non–Executive Directors' remuneration

The table below summarises the policy with respect to remuneration of the Chair and Non-Executive Directors.

Chair and Non–Executive Director remuneration

Purpose and link to strategy: To attract and retain high-calibre individuals, with appropriate experience or industry-relevant skills, by offering market competitive fee levels.

Operation	Opportunity	Performance conditions and period
The Chair and Deputy Chair are paid a single fee for all of their responsibilities.	Fee levels are reviewed on a periodic basis.	None
The Chair and Deputy Chair fee is set at a level that is competitive considering similar positions in comparable companies.		
The Non-Executive Directors are paid a basic fee.		
The Committee Chairs, members of the main Board Committees and, if relevant, the Senior Independent Director are paid an additional fee to reflect their extra responsibilities. Fees for Non-Executive Directors are determined by the full Board having regard to market practice.		
Additional fees or other payments may be paid to reflect additional responsibilities, roles or contribution, as appropriate.		
The Chair, Deputy Chair and Non-Executive Directors are not eligible to participate in any annual or long-term incentive, nor are they entitled to any retirement or other employee benefits. Selected benefits may be introduced, if considered appropriate.		
The company reimburses travel and other business expenses and any tax incurred thereon, if applicable.		
Non-Executive Directors are encouraged to build up and retain Pearson shares equivalent to 100% of their basic fee (i.e., single fee for the Chair and Deputy Chair). Non-Executive Directors' are encouraged to reach the guideline within five years from the later of the date this policy is effective or the date of their appointment.		

The Directors' Remuneration Report has been approved by the Board on 12 March 2026 and signed on its behalf by:

Sherry Coutu, CBE
Chair of Remuneration Committee

Additional disclosures

The Directors' report for the year ended 31 December 2025 is on pages 70-157 of this document.

Set out below is other statutory and regulatory information that Pearson is required to disclose in its Directors' report.

Going concern

The Directors have confirmed that there are no material uncertainties that cast doubt on the Group's going concern status and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence beyond 30 June 2027. The consolidated financial statements have therefore been prepared on a going concern basis.

Further details on the procedures undertaken may be found on page 182.

Viability statement

The Board assessed the prospects of the company using the company's long-range plan. Viability was assessed by considering downside scenarios. Based on the result of these procedures and considering the company's strong balance sheet, the Directors have a reasonable expectation that Pearson will be able to continue in operation and to meet its liabilities as they fall due over the five-year period ending 31 December 2030. Further details may be found on page 69.

Share capital

Details of share issues and cancellations are given in note 27 to the financial statements on page 217-218. The company has a single class of shares which is divided into ordinary shares of 25p each. The ordinary shares are in registered form. As at 31 December 2025, 635,814,880 ordinary shares were in issue. At the AGM held on 2 May 2025, the company was authorised, subject to certain conditions, to acquire up to 66,657,551 ordinary shares by market purchase and to issue up to 444,383,672 ordinary shares. This authorisation will expire at the close of the AGM on 1 May 2026 or 18 months from the date of the 2025 AGM (whichever is earlier). Shareholders will be asked to renew these authorities, subject to revised caps, at the AGM on 1 May 2026. As at 31 December 2025, 40,264,292 ordinary shares remained under the authority granted at the 2025 AGM.

As at 9 March 2026, 2,112 record holders with registered addresses in the United States held 30,674,553 ADRs which represented 4.87% of the company's outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of shares beneficially owned in the United States.

Share buyback

On 18 March 2025, the company launched a £350m share buyback programme. The programme completed on 10 November 2025 and approximately 32m shares were bought back and cancelled at a cost of £352m. The nominal value of these shares, approximately £8m, was transferred to the capital redemption reserve.

On 21 January 2026, the company announced a further £350m share buyback programme. The programme launched on 21 January 2026 and is expected to end on or before 29 May 2026. The repurchased shares will be cancelled and the nominal value of the shares will be transferred to the capital redemption reserve.

The Board believes that the company's strategic priorities, combined with the disciplined approach to capital allocation, will enable Pearson to create sustainable, long-term value for every stakeholder.

We have set out clear capital allocation priorities as follows:

- Maintaining a strong balance sheet and solid investment-grade credit ratings through an appropriate capital structure
- Focused and disciplined approach to investing in the business to accelerate growth opportunities
- Delivering shareholder returns through a progressive and sustainable dividend policy
- Returning surplus cash to shareholders as and when appropriate through buybacks or special dividends

Major shareholders

Information provided to the company pursuant to the Financial Conduct Authority's Disclosure Guidance and Transparency Rules (DTR) is published on a Regulatory Information Service and on the company's website.

As at 31 December 2025, the company had been notified under DTR 5 of the following holders of significant voting rights in its shares.

	Number of voting rights	Percentage as at date of notification
Cevian Capital II GP Limited	90,120,099	14.17%
BlackRock, Inc.[1]	63,894,697	9.96%
Artisan Partners Limited Partnership	33,783,078	5.04%
Libyan Investment Authority[2]	24,431,000	3.01%

1. Includes 11,934,078 (1.85%) qualifying financial instruments to which voting rights are attached.
2. Based on notification to the company dated 7 June 2010. We have not been notified of any change to this holding since that date. Assets belonging to, or owned, held or controlled on 16 September 2011 by the Libyan Investment Authority and located outside Libya on that date, are frozen in accordance with The Libya (Sanctions) (EU Exit) Regulations 2020.

Between 31 December 2025 and 9 March 2026, being the latest practicable date before the publication of this report, the company received further notifications under DTR 5, with the most recent position being as follows:

	Number of voting rights	Percentage as at date of notification
Cevian Capital II GP Limited	114,944,951	18.09%
Artisan Partners Limited Partnership	63,821,238	10.11%

Annual general meeting

The notice convening the AGM, to be held at 10:30am on Friday, 1 May 2026 at 80 Strand, London WC2R 0RL, is contained in a circular to shareholders to be dated 26 March 2026.

Registered auditors

In accordance with section 489 of the Companies Act 2006 (the Act), a resolution proposing the re-appointment of Ernst & Young LLP as auditors to the company will be proposed at the AGM, at a level of remuneration to be agreed by the Audit Committee.

Additional disclosures *continued*

Amendment to Articles of Association

Any amendments to the Articles of Association of the company (the Articles) may be made in accordance with the provisions of the Act by way of a special resolution.

Rights attaching to shares

The rights attaching to the ordinary shares are defined in the Articles. A shareholder whose name appears on the company's register of members can choose whether their shares are evidenced by share certificates (i.e. in certificated form) or held electronically (i.e. uncertificated form) in CREST (the electronic settlement system in the UK).

Subject to any restrictions below, shareholders may attend any general meeting of the company and, on a show of hands, every shareholder (or his/her representative) who is present at a general meeting has one vote on each resolution and, on a poll, every shareholder (whether an individual or a corporation) present in person or by proxy shall have one vote for every 25p of nominal share capital held. A resolution put to the vote at a general meeting held partly by means of electronic facility or facilities shall, unless the chair of the meeting determines that it shall be decided on a show of hands, be decided on a poll. Subject to this, at any general meeting, a resolution put to the vote at the meeting shall be decided on a show of hands, unless before, or on the declaration of the result of, a vote on a show of hands, a poll is demanded. A poll can be demanded by the chair of the meeting, or by at least three shareholders (or their representatives) present in person and having the right to vote, or by any shareholders (or their representatives) present in person having at least 10% of the total voting rights of all shareholders, or by any shareholders (or their representatives) present in person holding ordinary shares on which an aggregate sum has been paid up of at least 10% of the total sum paid up on all ordinary shares. At this year's AGM, voting will again be conducted on a poll, consistent with best practice.

Shareholders can declare a final dividend by passing an ordinary resolution but the amount of the dividend cannot exceed the amount recommended by the Board. The Board can pay interim dividends on any class of shares of the amounts and on the dates and for the periods it decides. In all cases, the distributable profits of the company must be sufficient to justify the payment of the relevant dividend.

The Board may, if authorised by an ordinary resolution of the shareholders, offer any shareholder the right to elect to receive new ordinary shares, which will be credited as fully paid, instead of their cash dividend.

Any dividend which has not been claimed for eight years after it became due for payment will be forfeited and will then belong to the company, unless the Directors decide otherwise. We are currently conducting a shareholder tracing programme with Georgeson. For more information please visit plc.pearson. com/investors/shareholders/shares–shareholding.

If the company is wound up, the liquidator can, with the sanction of a special resolution passed by the shareholders, divide among the shareholders *in specie* all or any part of the assets of the company and can value assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator can also, with the same sanction, transfer the whole or any part of the assets to trustees upon such trusts for the benefit of the shareholders.

Voting at general meetings

Any form of proxy sent by the shareholders to the company in relation to any general meeting must be delivered to the company (via its registrars), whether in written or electronic form, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

The Board may decide that a shareholder is not entitled to attend or vote either personally or by proxy at a general meeting or to exercise any other right conferred by being a shareholder if they or any person with an interest in shares has been sent a notice under section 793 of the Act (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person failed to supply the company with the information requested within 14 days after delivery of that notice.

The Board may also decide, where the relevant shareholding comprises at least 0.25% of the nominal value of the issued shares of that class, that no dividend is payable in respect of those default shares and that no transfer of any default shares shall be registered unless the shareholder is not themself in default as regards supplying the information requested and the transfer, when presented for registration, is accompanied

by a certificate from the shareholder in such form as the Board of Directors may require to the effect that after due and careful inquiry, the shareholder is satisfied that no person in default is interested in any of the ordinary shares which are being transferred, or the transfer is an approved transfer as defined in the Articles, or the registration of the transfer is required by the Uncertificated Securities Regulations 2001.

Pearson operates an employee benefit trust to hold shares, pending employees becoming entitled to them under the company's employee share plans. There were 725,025 shares held as at 31 December 2025. The trust has an independent trustee which has full discretion in relation to the voting of such shares. A dividend waiver operates on the shares held in the trust.

Pearson also operates nominee shareholding arrangements which hold shares on behalf of employees. As at 31 December 2025, there were 1,919,412 shares held in the Corporate Sponsored Nominee account administered by Computershare Investor Services PLC. The beneficial owners of shares held in the Corporate Sponsored Nominee are invited to submit voting instructions online at http://www.investorcentre.co.uk/eproxy. If no instructions are given by the beneficial owner by the date specified, the trustees holding these shares will not exercise the voting rights.

Transfer of shares

The Board may refuse to register a transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the company from taking place on an open and proper basis. The Board may also refuse to register a transfer of a certificated share unless: (i) the instrument of transfer is lodged, duly stamped (if stampable) or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, at the registered office of the company or any other place decided by the Board, and is accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; (ii) it is in respect of only one class of shares; and (iii) it is in favour of not more than four transferees.

Transfers of uncertificated shares must be carried out using CREST and the Board can refuse to register a transfer of an uncertificated share in accordance with the regulations governing the operation of CREST.

Variation of rights

If at any time the capital of the company is divided into different classes of shares, the special rights attaching to any class may be varied or revoked either:

    i.   with the written consent of the holders of at least 75% in nominal value of the issued shares of the relevant class; or

    ii.   with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the relevant class.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share may be issued with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the company may from time to time by ordinary resolution determine.

Appointment and replacement of Directors

The Articles contain the following provisions in relation to Directors.

Directors shall be no less than two in number. Directors may be appointed by the company by ordinary resolution or by the Board.

A Director appointed by the Board shall hold office only until the next AGM and shall then be eligible for re-appointment. The Board may from time to time appoint one or more Directors to hold Executive office with the company for such period (subject to the provisions of the Act) and upon such terms as the Board may decide and may revoke or terminate any appointment so made.

The Articles provide that, at every AGM of the company, every Director shall retire from office and, unless not willing to act, be eligible for re-appointment.

If a Director is not re-appointed, they shall, subject to the Articles, retain office until the meeting appoints someone in their place, or, if it does not do so, until the end of the meeting, or, if the meeting is adjourned, the end of the adjourned meeting. Where a Director has been appointed after notice of the AGM has been given, that Director shall retire at the next AGM of which notice is first given after their appointment as Director.

If there is an insufficient number of appointed or re-appointed Directors at any of the company's AGMs thus rendering the Board inquorate, all Directors shall be automatically re-appointed only for the purposes of filling vacancies and convening general meetings of the company and to perform such duties as are appropriate to maintain the company as a going concern and to enable it to comply with its legal and regulatory obligations. The Directors are required to convene a further general meeting of the company as soon as reasonably practicable to allow new Directors to be appointed, and such Directors who were not appointed at the original general meeting shall subsequently retire.

The company may by ordinary resolution remove any Director before the expiration of their term of office. In addition, the Board may terminate an agreement or arrangement with any Director for the provision of their services to the company.

Powers of the Directors

Subject to the Articles, the Act and any directions given by special resolution, the business of the company will be managed by the Board which may exercise all the powers of the company, including powers relating to the issue and/or buying back of shares by the company (subject to authorisation, and any statutory restrictions or restrictions imposed by shareholders in a general meeting).

Directors' indemnities

A qualifying third-party indemnity (QTPI), as permitted by the Articles and sections 232 and 234 of the Act, has been granted by the company to each of its Directors. Under the provisions of the QTPI, the company undertakes to indemnify each Director against liability to third parties (excluding criminal and regulatory penalties) and to pay Directors' costs as incurred, provided that they are reimbursed to the company if the Director is found guilty, the court refuses to grant the relief sought or, in an action brought by the company, judgement is given against the Director. The indemnity has been in force for the financial year ended 31 December 2025 and is currently in force. The company has purchased and maintains Directors' and Officers' insurance cover against certain legal liabilities and costs for claims in connection with any act or omission by such Directors and Officers in the execution of their duties.

Significant agreements

The following significant agreements contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the company.

As at 31 December 2025, the Group's two principal bank facilities (the $1bn revolving credit facility (RCF) agreement, and the subsequently executed $800m RCF agreement) allowed that upon a change of control of the company, any participating bank may require any outstanding advances, together with accrued interest and any other amounts payable in respect of either such facility, and its commitments, to be cancelled, each within 55 days of notification to the banks by the agent. The $1bn facility was undrawn at year end and the $800m facility was £300m drawn at year end. The Group's outstanding fixed rate notes (see note 18 Borrowings for more information) also contain a provision requiring that, in the event of a change of control which leads to a downgrade in credit rating below Baa3 (Moody's) or BBB- (Fitch Ratings), the issuing company, Pearson Funding plc, is required to make an offer to investors to repurchase outstanding instruments at par plus accrued interest, which investors are not obliged to accept.

For these purposes, a 'change of control' occurs if the company becomes a subsidiary of any other company, or one or more persons acting either individually or in concert obtains control (as defined in section 1124 of the Corporation Tax Act 2010) of the company.

Shares acquired through the company's employee share plans rank *pari passu* with shares in issue and have no special rights. For legal and practical reasons, the rules of these plans set out the consequences of a change of control of the company.

Additional disclosures *continued*

Other statutory information

Other information that is required by the Act and by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) to be included in the Directors' report, and which is incorporated by reference, can be located as follows:

Summary disclosures index	See more
Dividend recommendation	page 31
Financial instruments and financial risk management	page 206
Important events since year end	page 224
Future development of the business	pages 10-11
Research and development activities	page 16
Employment of disabled persons	page 42
Employee involvement	page 40
Greenhouse gas emissions and energy consumption data	page 50
Statement describing employee engagement	page 21
Statement describing regard to suppliers, customers and other stakeholders' interests	page 22

With the exception of the dividend waiver described on page 154, there is no information to be disclosed in accordance with UK Listing Rule 6.6.1.

No political donations or contributions were made or expenditure incurred by the company or its subsidiaries during the year.

Our disclosures are consistent with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and are set out on pages 45-49.

Fair, balanced and understandable reporting and disclosure of information

As required by the UK Corporate Governance Code, we have established arrangements to ensure that all information we report to investors and regulators is fair, balanced and understandable. In making its assessment, the Board pays particular attention to a set of criteria recommended by the Financial Reporting Council, including the use of straightforward language, focus on content that is important to investors and exclusion of irrelevant information.

A process and timetable for the production and approval of this year's annual report and accounts was agreed by the Board at its meeting in December 2025. The full Board then had the opportunity to review and comment on the report as it progressed.

The Audit Committee is available to advise the Board on certain aspects of the annual report and accounts, to enable the Directors to fulfil their responsibility in this regard. As part of supporting the Board in this regard, the Audit Committee considers a report evidencing how the fair, balanced and understandable criteria are satisfied throughout the annual report and accounts.

Following their review, and taking into account a recommendation by the Audit Committee, the Directors consider that the annual report and accounts, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position, performance, business model and strategy.

Representatives from the Financial Reporting, Strategy, Investor Relations, Communications, Sustainability, Company Secretarial, Legal, Internal Audit, Risk, HR and Reward teams are involved in the preparation and review of the annual report to ensure a cohesive and balanced approach and, as with all of our financial reporting, a thorough verification of narrative and financial statements is conducted. We also have procedures in place to ensure the timely release of inside information, through our Market Disclosure Committee.

The Directors also confirm that, for each Director in office at the date of this report:

- so far as the Director is aware, there is no relevant audit information of which the Group and company's auditors are unaware

- they have taken all the steps that they ought to have taken as Directors to make themselves aware of any relevant audit information and to establish that the Group and the company's auditors are aware of that information

Streamlined Energy and Carbon Reporting (SECR)

In line with the requirements set out in the UK Government's guidance on Streamlined Energy and Carbon Reporting, the following data points representing Pearson's energy use and associated GHG emissions from electricity and fuel can be found on page 51 in the Sustainability section of this report:

- Annual global and UK GHG emissions from activities for which the company is responsible, including combustion of fuel and operation of any facility, and the annual emissions from the purchase of electricity, heat, steam or cooling by the company for its own use
- Underlying global and UK energy use
- Energy use and GHG emissions figures from previous year
- Emissions intensity ratio
- Energy efficiency measures taken throughout the year

Our performance metrics have been calculated with reference to the Greenhouse Gas Protocol, and externally verified. The external verification statement can be found here: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting

Directors in office

The following Directors were in office during the year and up to the date of approval of these financial statements:

O P Abbosh	
S L Coutu	
A A Dolan	
A H Hardiman	
A M Hoffman	appointed on 1 June 2025
S K M Johnson	
O Kordestani	
E S Lee	
C Maglaras	appointed on 1 November 2025
G D Pitkethly	
A C Thomas	
L A Wallen	retired on 31 December 2025

The Directors' report has been approved by the Board on 12 March 2026 and signed on its behalf by:

Graeme Baldwin
Company Secretary

Statement of Directors' responsibilities in respect of the financial statements

Statement of Directors' responsibilities

The Directors are responsible for preparing the annual report and accounts and the financial statements in accordance with applicable law and regulation.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the consolidated financial statements in accordance with UK-adopted international accounting standards. In preparing the consolidated financial statements, the Directors have also elected to comply with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards as issued by IASB). The Directors have elected to prepare the individual Company financial statements in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework.

Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and company and of the profit or loss of the Group for that period.

In preparing the consolidated financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently.
- State whether applicable UK-adopted international accounting standards and IFRS Accounting Standards as issued by IASB have been followed, subject to any material departures disclosed and explained in the financial statements.
- Make judgements and accounting estimates that are reasonable and prudent.
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

In preparing the company financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently.
- State whether Financial Reporting Standard 101 Reduced Disclosure Framework has been followed, subject to any material departures disclosed and explained in the financial statements.
- Make judgements and accounting estimates that are reasonable and prudent.
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The Directors are responsible for safeguarding the assets of the Group and company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and company's transactions, and disclose with reasonable accuracy at any time the financial position of the Group and company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

Each of the Directors, whose names and functions are listed in the Governance report, confirms that, to the best of their knowledge:

- The Group financial statements, which have been prepared in accordance with UK-adopted international accounting standards and IFRS Accounting Standards as issued by the IASB, give a true and fair view of the assets, liabilities and financial position of the Group, and of the profit of the Group.
- The company financial statements, which have been prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework, give a true and fair view of the assets, liabilities and financial position of the company, and of the profit of the company.
- The Strategic report includes a fair review of the development and performance of the business and the position of the Group and company, together with a description of the principal risks and uncertainties that it faces.

This responsibility statement has been approved by the Board on 12 March 2026 and signed on its behalf by:

Sally Johnson
Chief Financial Officer

Independent Auditor's Report to the members of Pearson plc

Opinion

In our opinion:

- Pearson plc's group financial statements and parent company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2025 and of the group's profit for the year then ended;
- the group financial statements have been properly prepared in accordance with UK adopted international accounting standards and IFRS accounting standards as issued by the International Accounting Standards Board (IASB);
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of Pearson plc (the 'parent company') and its subsidiaries (the 'group') for the year ended 31 December 2025 which comprise:

Group	Parent company
Consolidated income statement for the year ended 31 December 2025	Balance sheet as at 31 December 2025
Consolidated statement of comprehensive income for the year ended 31 December 2025	Statement of changes in equity for the year ended 31 December 2025
Consolidated balance sheet as at 31 December 2025	Related notes 1 to 11 to the financial statements including material accounting policy information

Group	Parent company
Consolidated statement of changes in equity for the year ended 31 December 2025	
Consolidated cash flow statement for the year ended 31 December 2025	
Related notes 1 to 37 to the financial statements, including material accounting policy information	

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law, UK adopted international accounting standards and IFRS accounting standards as issued by the International Accounting Standards Board (IASB). The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the group and parent in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the group or the parent company and we remain independent of the group and the parent company in conducting the audit.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the group and parent company's ability to continue to adopt the going concern basis of accounting included:

- In conjunction with our walkthrough of the group's financial statement close process, we confirmed our understanding of management's going concern assessment process to understand and challenge the key assumptions made in their assessment.
- We assessed the appropriateness of the duration of the going concern assessment period to 30 June 2027 and considered the existence of any significant events or conditions beyond this period based on our procedures on the group's long-range plan and knowledge arising from other areas of the audit.
- We agreed the 31 December 2025 cash and debt balances included in the going concern assessment to the group's year end balances.

- We read the group's debt agreements to confirm availability and to understand the covenant requirements and reperformed management's covenant compliance test to confirm that no covenants have been breached during the year to 31 December 2025. We have also tested management's forecast covenant compliance test to confirm that there is no forecast covenant breach in either the base or severe but plausible downside case scenarios during the going concern assessment period to 30 June 2027.
- We checked the logic and arithmetical integrity of management's going concern model that includes the cash forecasts for the going concern assessment period to 30 June 2027.
- We challenged the appropriateness of the assumptions used to calculate the cash forecasts under base and severe but plausible downside case scenarios, including whether the downside scenarios were sufficiently severe, by reference to historical forecasting accuracy and comparison to other evidence obtained during the audit, such as audit procedures on the long range plans which underpin management's goodwill impairment assessments.
- We evaluated the key assumptions by searching for contrary evidence to challenge these assumptions, including third party sector forecasts and analyst expectations. Further, we validated that these cash flow forecasts were consistent with the long range plan approved by Pearson's Board.
- We considered the mitigating actions that are within the control of the group and evaluated the group's ability to control these outflows if required.
- We considered the group's reverse stress testing to identify the magnitude of decline in revenue and operating profit that would lead to the group utilising all liquidity or breaching a covenant during the going concern assessment period and we have challenged the likelihood of such a decline.
- We reviewed the group's going concern disclosures included in the Annual Report, in note 1(b) to the financial statements, to assess that they were accurate and in conformity with the reporting standards.

We observe that in management's base case and severe but plausible downside scenarios, there is sufficient headroom without taking the benefit of any identified mitigations.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group and parent company's ability to continue as a going concern for a period to 30 June 2027.

In relation to the group and parent company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group's ability to continue as a going concern.

Overview of our audit approach

Audit scope	• We performed an audit of the complete financial information of 5 components and audit procedures on specific balances for a further 3 components. We also performed specified audit procedures on two accounts for 2 additional components. We performed central procedures on financial statement line items as detailed in the "Tailoring the scope" section below.
Key audit matters	• Fraud risk in revenue recognition • Valuation of acquired intangible assets of eDynamic Holdings LP • Valuation of United Kingdom (UK) Group Pension Plan defined benefit obligation • Investment in subsidiaries impairment reversal (Parent Company)
Materiality	• Overall group materiality of £25.8m which represents 5% of adjusted Profit before tax, excluding intangible charges.

An overview of the scope of the parent company and group audits

Tailoring the scope

In the current year our audit scoping reflects the requirements of ISA (UK) 600 (Revised). We have followed a risk-based approach when developing our audit approach to obtain sufficient appropriate audit evidence on which we base our audit opinion. We performed risk assessment procedures to identify and assess risks of material misstatement of the group financial statements and identified significant accounts and disclosures. When identifying components at which audit work needed to be performed to respond to the identified risks of material misstatement of the group financial statements, we considered our understanding of the group and its business environment, the applicable financial framework, the group's system of internal control at the entity level, the existence of centralised processes, applications and any relevant internal audit results.

We determined that audit procedures on the total group balances would be performed for goodwill, acquired intangible assets, other financial assets, finance income, finance costs, income tax expense, equity, intercompany, current and deferred income tax assets and liabilities, defined benefit plan liability and related OCI amounts, financial liabilities (borrowings), financial assets and liabilities (derivative financial instruments).

We then identified 5 of the components of the group as individually relevant due to materiality or financial size of the component relative to the group. We then identified a further 3 of the components as individually relevant to the group based on the materiality of specific accounts relative to the group.

For the above 8 individually relevant components, we identified the significant accounts where audit work needed to be performed at these components by applying professional judgement, having considered the group's significant accounts on which centralised procedures will be performed, the reasons for identifying the financial reporting component as an individually relevant component and the size of the component's account balance relative to the group's significant financial statement account balances.

Independent Auditor's Report *continued*

We then considered whether the remaining group significant account balances not yet subject to audit procedures, in aggregate, could give rise to a risk of material misstatement of the group financial statements. We selected 2 further components of the group to include in our audit scope to address these risks.

Having identified the components for which work will be performed, we determined the scope to assign to each component.

Of the 10 components selected, we designed and performed audit procedures on the entire financial information of 5 components ("full scope components"), some of which were performed centrally as described above. For a further 3 components, we designed and performed audit procedures on specific significant financial statement account balances or disclosures of the financial information of the component ("specific scope components"). For the remaining components, we performed specified audit procedures to obtain evidence for one or more relevant assertions over two significant financial statement account balances.

Our scoping to address the risk of material misstatement for each key audit matter is set out in the Key audit matters section of our report.

All audit work performed for the purposes of the audit was undertaken by the group audit team.

The group operates finance shared service centres in Belfast and Manila, the outputs of which are included in the financial information of the reporting components they service and therefore they are not separate reporting components.

The audit procedures performed at the finance shared service centres were performed by the group audit team which included staff members from EY teams in Belfast and Manila. Senior members of the Belfast audit team visited the London-based team during the year. The Senior Statutory Auditor visited both Belfast and Manila locations, and another senior member of the London-based team visited the Manila location.

Climate change

Stakeholders are increasingly interested in how climate change will impact Pearson plc. The group has determined that the most significant future impacts from climate change on their operations will be from physical risks in the long term. These risks are explained on page 45-49 in the required Task Force on Climate-related Financial Disclosures. They have also explained their climate commitments on page 43. All of these disclosures form part of the "Other information", rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the group's business and any consequential material impact on its financial statements.

The group has explained in note 1c to the financial statements how they have reflected the impact of climate change in their financial statements including how this aligns with their commitment to the aspirations of the Paris Agreement to achieve net zero emissions by 2050. The impact on the group's significant judgements and estimates relating to climate change are included in note 1c.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management's assessment of the impact of physical and transition climate risk, their climate commitments, the effects of material climate risks disclosed on page 47 and the impact on the significant judgements and estimates as disclosed in note 1c. We have considered whether the impact of climate change has been appropriately reflected in asset values and associated sensitivity disclosures, this primarily being impairment assessments following the requirements of UK-adopted international accounting standards and IFRS accounting standards as issued by the International Accounting Standards Board (IASB). As part of this evaluation, we performed our own risk assessment, supported by our climate change internal specialists, to determine the risks of material misstatement in the financial statements from climate change which needed to be considered in our audit.

We also challenged the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures. Where considerations of climate change were relevant to our assessment of going concern, these are described above.

Based on our work we have not identified the impact of climate change on group financial statements to be a key audit matter or to impact a key audit matter.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our response to the risk
Fraud risk in revenue recognition (revenues of £3,577 million, 2024 £3,552 million) Refer to the Audit Committee's Report (page 114); Accounting policies (page 180); and note 3 of the consolidated financial statements (page 185) Given revenue is a key performance indicator, both in communication of the group's results and for management incentives, we have identified a risk of management override of controls through inappropriate topside manual journal entries or adjustments recorded by management to revenue. The risk is consistent with the prior year.	We obtained an understanding of, and evaluated the design and tested the operating effectiveness of controls over the group's material revenue and financial statement close processes. The audit of topside manual journals included central testing of the consolidation and close-process adjustments, testing any journals that had an entry impacting revenue and obtaining corroborative evidence. We have understood each significant revenue stream and considered for each individual process where management override of controls is more likely to occur. We have determined that the fraud risk procedures were targeted on the potential for recording fictitious manual journals to revenue by management, particularly near the year-end, to achieve the target profit or delay recognition of revenue if targets have been met. Our testing of these manual journals and adjustments involved tracing these back to underlying source documentation, to evaluate the appropriateness, completeness and accuracy of the postings. We performed journal entry procedures, which included: • A search for journals that had been posted by key management personnel; • A search for journals with unusual pairings, namely between revenue accounts to fixed assets or debt accounts, and; • An analysis of the business rationale for all journal entries to revenue posted in January 2026 with an effective date of 2025 (i.e. impacting 2025 financial statements) to identify potential unusual back posting activity that could indicate management override;

Key observations communicated to the Audit Committee

Revenue for the year to 31 December 2025 has been recognised in accordance with IFRS 15: Revenue from Contracts with Customers.

How we scoped our audit to respond to the risk

We performed testing over revenue recognition in 4 full scope components and 2 specific scope components, which covered 81% of the risk amount.

All audit work performed to address this risk was undertaken by the group audit team.

Independent Auditor's Report *continued*

Risk	Our response to the risk
Valuation of acquired intangible assets of eDynamic Holdings LP **(Valuation of acquired intangible assets of £71 million)** Refer to the Audit Committee Report (page 116); Accounting policies (page 175); and Note 30 of the consolidated financial statements (page 220). During the year, Pearson acquired eDynamic Holdings LP ('eDL') for cash consideration of £168 million. The valuation of acquired intangible assets requires specialised skills since it involves complex judgement due to the estimation uncertainty and the application of valuation techniques built, in part, on assumptions around the future performance of the acquired business. Changes in certain of these assumptions can have a material effect on the valuation of acquired intangible assets. We focused our procedures on the most significant elements of the valuation, which principally consisted of customer relationships, with a value of approximately £71 million. The significant assumptions that are most sensitive for the valuation of these assets are revenue growth rates, forecasted profit margins, and discount rate. The risk is new compared to the prior year.	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group's process to identify and value intangible assets, including their use of an external valuation specialist. We assessed the independence and expertise of management's external valuation specialist. We assessed the valuation methodology applied by management, with the assistance of EY valuation specialists, to validate that they were appropriate. We tested the reasonableness of the most significant assumptions by testing the historical revenue performance and retention rates, reviewing pipeline information, market study reports and revenue contracts and performing sensitivity analysis over these key assumptions. In addition, we involved our EY valuation specialists to assist us with independently testing and deriving an appropriate discount rate range. We evaluated the adequacy of the business combination disclosures in note 30 with respect to the requirements in IFRS 3.

Key observations communicated to the Audit Committee

Based on our procedures performed, the valuation of the acquired eDL intangibles is acceptable and the methodology used is in accordance with IFRS 3 Business Combinations.

We agree that the disclosures in Note 30 of the consolidated financial statements provide the detail required by IFRS 3.

How we scoped our audit to respond to the risk

We performed audit procedures over the consolidated balance, covering 100% of the risk amount.

All audit work performed to address this risk was undertaken by the group audit team.

Risk	Our response to the risk
Valuation of United Kingdom (UK) Group Pension Plan defined benefit obligation **(Defined benefit obligation of £2,480 million, 2024 £2,443 million)** Refer to the Audit Committee's Report (page 116); Accounting policies (page 180); and note 25 of the consolidated financial statements (page 211) Calculating the present value of the UK Group Pension Plan defined benefit pension obligation is complex and requires the involvement of actuarial specialists due to the highly judgemental nature of actuarial assumptions, including discount rates, price inflation and mortality rates, and the application of IAS 19, Employee Benefits, on those assumptions used in the valuation and measurement process. The present value of the UK defined benefit pension obligation is very sensitive to changes in these assumptions. The risk is consistent with the prior year.	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the measurement and valuation of the UK defined benefit pension obligation. We performed audit procedures that included evaluating the methodology used by management's independent actuary for the significant actuarial assumptions, discount rates, price inflation and mortality rates. We involved our actuarial specialists to assist with our audit procedures specific to the valuation and measurement of the defined benefit obligation. We compared the actuarial assumptions used by management to historical trends, current investment conditions, market practice and the requirements of the accounting standard. We assessed the individual impact that changes in the key assumptions (discount rate, price inflation and mortality rate) at year end has on the total benefit pension obligation. As part of this evaluation, we compared management's selected discount rate and price inflation to an independently developed range. To evaluate the mortality rate assumption, we compared the information with recent publicly available mortality base tables, and whether a consistent approach to developing the mortality assumption was applied against prior year.

Key observations communicated to the Audit Committee

Based on our procedures performed, we conclude that management's valuation and measurement of the UK Group Pension Plan defined benefit obligation is in line within our independently developed range of outcomes and the methodology used is in line with the requirements of IAS 19.

How we scoped our audit to respond to the risk

We performed audit procedures over the consolidated balance, covering 100% of the risk amount.

All audit work performed to address this risk was undertaken by the group audit team.

Independent Auditor's Report *continued*

Risk	Our response to the risk
Investments in subsidiaries impairment reversal (Parent Company) **(Investments in subsidiaries of £7,198 million, 2024 £6,695 million)** Refer to the Audit Committee's Report (page 115); Accounting policies (page 227); and note 2 of the company financial statements (page 228). The company holds investments in subsidiaries amounting to £7,198m at 31 December 2025 (2024: £6,695m). Investments in subsidiaries are accounted for at cost less provision for impairment in the company balance sheet. Investments are tested for impairment or impairment reversal if such indicators exist. If such indicators exist, the recoverable amounts of investments in subsidiaries are estimated in order to determine the extent of any impairment loss or reversal, if any. Any such impairment loss or reversal is recognised in the income statement. An impairment reversal indicator was identified in connection with one of Pearson plc's investments in subsidiaries due to a sustained improvement in financial performance and an impairment reversal of £464m was recorded in the parent company income statement. We concluded that the risk related to measuring the recoverable amount of the subsidiary due to: • The judgement in the method used to allocate a proportion of the Group's value in use to the investment. • The estimation in respect of the future cash flows used to calculate the value in use. The risk has increased compared to the prior year.	We evaluated management's assessment that an impairment reversal indicator had been identified by considering external factors such as the group's market capitalisation compared to when the impairment was recorded and internal factors such as completion of strategic reviews. We assessed whether the method used to allocate a proportion of the group's value in use was a reasonable basis and also considered the sensitivity of the impairment reversal amount to alternative allocation methods. We validated that the group value in use that was proportioned was consistent with other areas of our group audit such as goodwill impairment. We performed our own independent calculation of the valuation of the recoverable amount of the investment holding company. We compared the disclosures in the parent company financial statements against the requirements of FRS101 "Reduced Disclosure Framework".

Key observations communicated to the Audit Committee

We are satisfied that the £464m impairment reversal is appropriate and the disclosure, including sensitivity analysis meets the requirements of FRS101.

How we scoped our audit to respond to the risk

We tested the entire impairment reversal and all audit work performed to address this risk was undertaken by the group audit team.

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provided a basis for determining the nature and extent of our audit procedures.

We determined materiality for the group to be £25.8 million (2024: £25.7 million), which is 5% (2024: 5%) of adjusted Profit before tax, excluding intangible charges. We believe that adjusted Profit before tax, excluding intangible charges is the appropriate basis since it is earning-based and excludes certain non-recurring items.

We determined materiality for the Parent Company to be £57.8 million (2024: £55.9 million), which is 1% (2024: 1%) of net assets.

Starting basis	• Profit before tax – £457 million
Adjustments	• Add: £87 million product development impairment • Add: £3 million other net gains and losses • Less: £7 million other net finance income • Less: £25 million property charges
Materiality	• Adjusted Profit before tax £515 million (materiality basis) • Materiality of £25.8 million (5% of materiality basis)

During the course of our audit, we reassessed initial materiality and updated it for actual 2025 results, which resulted in a small decrease.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of an improvement in the group's overall control environment, our judgement was that performance materiality was 75% (2024: 50%) of our planning materiality, namely £19.3 million (2024: £12.8 million). We have set performance materiality at this percentage to reduce to an appropriately low level the probability that the aggregate of uncorrected and corrected misstatements exceeds materiality.

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of £1.3 million (2024: £1.3 million), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluated any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the annual report pages 1 to 156, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

Independent Auditor's Report *continued*

- the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit

Corporate Governance Statement

We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group and company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the UK Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

- Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out on page 157;
- Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate set out on page 69;
- Directors' statement on whether it has a reasonable expectation that the group will be able to continue in operation and meet its liabilities set out on page 69;
- Directors' statement on fair, balanced and understandable set out on page 104;
- Board's confirmation that it has carried out a robust assessment of the emerging and principal risks set out on page 57;
- The section of the annual report that describes the review of effectiveness of risk management and internal control systems set out on page 109; and
- The section describing the work of the audit committee set out on page 105.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement set out on page 157, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the group and determined that the most significant frameworks which are directly relevant to specific assertions in the financial statements are those that relate to the reporting framework (UK-adopted International Accounting Standards, IFRS accounting standards as issued by the International Accounting Standards Board (IASB), the Companies Act 2006 and the UK Corporate Governance Code) and the relevant tax laws and regulations in the countries in which the group operates.
- We understood how Pearson plc is complying with those frameworks by making enquiries of management, Internal Audit, those responsible for legal and compliance procedures and the General Counsel. We corroborated our enquiries through reading of Board minutes and papers provided to the Audit Committee and observation in Audit Committee meetings, as well as consideration of the results of our audit procedures across the group.
- We assessed the susceptibility of the group's financial statements to material misstatement, including how fraud might occur and met with finance and operational management from various parts of the business to understand where they considered there was susceptibility to fraud. We also considered performance targets and their potential to influence management to manage earnings or influence the perception of analysts. We have determined that there is a fraud risk on revenue recognition referred to in the Key audit matters section. We considered the policies, processes and controls that the group has established to address the risks identified, including the design of controls over each significant revenue stream and the financial statement close process. We also considered the controls that the group has that otherwise prevent, deter and detect fraud, and how senior management monitors those controls.

- Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations including where necessary using our forensic and other relevant specialists. Our procedures included reading any correspondence with regulators, making enquiries of management's specialists, and journal entry testing, with a focus on manual journal entries, consolidation journals and journal entries indicating large or unusual transactions using data analytics. We based this testing on our understanding of the business, enquiries of management, including internal audit and other advisors, the Company Secretary and reading relevant reports. We performed specific searches derived from forensic investigations experience and leveraged our data analytics platform in performing our testing. We have also reviewed the whistleblowing reports issued during the year.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Other matters we are required to address

- Following the recommendation from the Audit Committee we were appointed by the company on 29 April 2022 to audit the financial statements for the year ending 31 December 2022 and subsequent financial periods.
- The period of total uninterrupted engagement including previous renewals and reappointments is four years, covering the years ending 31 December 2022 to 31 December 2025.
- The audit opinion is consistent with the additional report to the Audit Committee.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Ben Marles (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor
London

12 March 2026

Consolidated income statement

Year ended 31 December 2025

All figures in £ millions	Notes	**2025**	2024	2023
Continuing operations				
Sales	2,3	**3,577**	3,552	3,674
Cost of goods sold	4	**(1,717)**	(1,741)	(1,839)
Gross profit		**1,860**	1,811	1,835
Operating expenses	4	**(1,351)**	(1,265)	(1,322)
Other net gains and losses	4	**(3)**	(7)	(16)
Share of results of joint ventures and associates	12	**1**	2	1
Operating profit	2	**507**	541	498
Finance costs	6	**(98)**	(112)	(81)
Finance income	6	**48**	81	76
Profit before tax		**457**	510	493
Income tax	7	**(121)**	(75)	(113)
Profit for the year		**336**	435	380
Attributable to:				
Equity holders of the company		**335**	434	378
Non-controlling interest		**1**	1	2
Earnings per share attributable to equity holders of the company during the year (expressed in pence per share)				
• basic	8	**51.4p**	64.5p	53.1p
• diluted	8	**50.7p**	63.5p	52.7p

Consolidated statement of comprehensive income

Year ended 31 December 2025

All figures in £ millions	Notes	2025	2024	2023
Profit for the year		**336**	435	380
Items that may be reclassified to the income statement				
Net exchange differences on translation of foreign operations		**(193)**	(35)	(177)
Currency translation adjustment disposed	31	**–**	–	(122)
Attributable tax	7	**–**	2	–
Items that are not reclassified to the income statement				
Fair value (losses)/gains on other financial assets	15	**(7)**	(2)	1
Attributable tax	7	**–**	–	–
Remeasurement of retirement benefit obligations	25	**10**	5	(85)
Attributable tax	7	**(3)**	(2)	20
Other comprehensive expense for the year	29	**(193)**	(32)	(363)
Total comprehensive income for the year		**143**	403	17
Attributable to:				
Equity holders of the company		**143**	402	16
Non-controlling interest		**–**	1	1

Consolidated balance sheet

As at 31 December 2025

All figures in £ millions	Notes	2025	2024
Assets			
Non–current assets			
Property, plant and equipment	10	**210**	216
Investment property	10	**91**	77
Intangible assets	11	**3,009**	3,026
Investments in joint ventures and associates	12	**8**	12
Deferred income tax assets	13	**58**	52
Financial assets – derivative financial instruments	16	**14**	20
Retirement benefit assets	25	**518**	491
Other financial assets	15	**125**	141
Income tax assets	7	**–**	4
Trade and other receivables	22	**105**	125
		4,138	4,164
Current assets			
Intangible assets – product development	20	**822**	947
Inventories	21	**66**	74
Trade and other receivables	22	**1,082**	1,030
Financial assets – derivative financial instruments	16	**2**	31
Income tax assets	7	**15**	103
Cash and cash equivalents (excluding overdrafts)	17	**333**	543
		2,320	2,728
Assets classified as held for sale		**–**	–
Total assets		**6,458**	6,892
Liabilities			
Non–current liabilities			
Financial liabilities – borrowings	18	**(1,419)**	(1,157)
Financial liabilities – derivative financial instruments	16	**(2)**	(4)
Deferred income tax liabilities	13	**(89)**	(63)
Retirement benefit obligations	25	**(36)**	(41)
Provisions for other liabilities and charges	23	**(12)**	(13)
Other liabilities	24	**(76)**	(83)
		(1,634)	(1,361)

All figures in £ millions	Notes	2025	2024
Current liabilities			
Trade and other liabilities	24	**(1,043)**	(1,054)
Financial liabilities – borrowings	18	**(62)**	(315)
Financial liabilities – derivative financial instruments	16	**(1)**	(54)
Income tax liabilities	7	**(47)**	(32)
Provisions for other liabilities and charges	23	**(8)**	(23)
		(1,161)	(1,478)
Liabilities classified as held for sale		**–**	–
Total liabilities		**(2,795)**	(2,839)
Net assets		**3,663**	4,053
Equity			
Share capital	27	**158**	166
Share premium	27	**2,658**	2,649
Treasury shares	28	**(9)**	(7)
Capital redemption reserve		**49**	41
Fair value reserve		**(21)**	(14)
Translation reserve		**184**	376
Retained earnings		**629**	827
Total equity attributable to equity holders of the company		**3,648**	4,038
Non-controlling interest		**15**	15
Total equity		**3,663**	4,053

These financial statements have been approved for issue by the Board of Directors on 12 March 2026 and signed on its behalf by

Sally Johnson

Chief Financial Officer

Pearson plc
Registered number: 00053723

Consolidated statement of changes in equity

Year ended 31 December 2025

All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
				Equity attributable to equity holders of the company						
At 1 January 2025	**166**	**2,649**	**(7)**	**41**	**(14)**	**376**	**827**	**4,038**	**15**	**4,053**
Profit for the year	–	–	–	–	–	–	335	335	1	336
Other comprehensive (expense)/income	–	–	–	–	(7)	(192)	7	(192)	(1)	(193)
Total comprehensive (expense)/income	–	–	–	–	(7)	(192)	342	143	–	143
Equity-settled transactions[1]	–	–	–	–	–	–	29	29	–	29
Taxation on equity-settled transactions	–	–	–	–	–	–	(1)	(1)	–	(1)
Issue of ordinary shares under share option schemes	–	9	–	–	–	–	–	9	–	9
Buyback of equity	(8)	–	–	8	–	–	(347)	(347)	–	(347)
Purchase of treasury shares	–	–	(63)	–	–	–	–	(63)	–	(63)
Release of treasury shares	–	–	61	–	–	–	(61)	–	–	–
Dividends	–	–	–	–	–	–	(160)	(160)	–	(160)
At 31 December 2025	**158**	**2,658**	**(9)**	**49**	**(21)**	**184**	**629**	**3,648**	**15**	**3,663**

1. Equity-settled transactions are presented net of withholding taxes that the Group is obligated to pay on behalf of employees. The payments to the tax authorities are accounted for as a deduction from equity for the shares withheld.

The capital redemption reserve reflects the nominal value of shares cancelled in the Group's share buyback programme. The fair value reserve arises on revaluation of other financial assets. The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments.

All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
				Equity attributable to equity holders of the company						
At 1 January 2024	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988
Profit for the year	–	–	–	–	–	–	434	434	1	435
Other comprehensive (expense)/income	–	–	–	–	(2)	(35)	5	(32)	–	(32)
Total comprehensive (expense)/income	–	–	–	–	(2)	(35)	439	402	1	403
Equity-settled transactions[1]	–	–	–	–	–	–	37	37	–	37
Taxation on equity-settled transactions	–	–	–	–	–	–	11	11	–	11
Issue of ordinary shares under share option schemes	–	7	–	–	–	–	–	7	–	7
Buyback of equity	(8)	–	–	8	–	–	(204)	(204)	–	(204)
Purchase of treasury shares	–	–	(33)	–	–	–	–	(33)	–	(33)
Release of treasury shares	–	–	45	–	–	–	(45)	–	–	–
Dividends	–	–	–	–	–	–	(156)	(156)	–	(156)
At 31 December 2024	**166**	**2,649**	**(7)**	**41**	**(14)**	**376**	**827**	**4,038**	**15**	**4,053**

Consolidated statement of changes in equity *continued*

Year ended 31 December 2025

All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
					Equity attributable to equity holders of the company					
At 1 January 2023	179	2,633	(15)	28	(13)	709	881	4,402	13	4,415
Profit for the year	–	–	–	–	–	–	378	378	2	380
Other comprehensive (expense)/income	–	–	–	–	1	(298)	(65)	(362)	(1)	(363)
Total comprehensive (expense)/income	–	–	–	–	1	(298)	313	16	1	17
Equity-settled transactions	–	–	–	–	–	–	40	40	–	40
Taxation on equity-settled transactions	–	–	–	–	–	–	1	1	–	1
Issue of ordinary shares under share option schemes	–	9	–	–	–	–	–	9	–	9
Buyback of equity	(5)	–	–	5	–	–	(304)	(304)	–	(304)
Purchase of treasury shares	–	–	(35)	–	–	–	–	(35)	–	(35)
Release of treasury shares	–	–	31	–	–	–	(31)	–	–	–
Dividends	–	–	–	–	–	–	(155)	(155)	–	(155)
At 31 December 2023	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988

Consolidated cash flow statement

Year ended 31 December 2025

All figures in £ millions	Notes	2025	2024	2023
Cash flows from operating activities				
Profit before tax		457	510	493
Net finance costs		50	31	5
Depreciation and impairment – PPE, investment property and assets held for sale		54	77	90
Amortisation and impairment – software		112	117	123
Amortisation and impairment – acquired intangible assets		41	41	46
Other net gains and losses		3	5	13
Product development capital expenditure		(285)	(284)	(300)
Amortisation and impairment – product development		364	291	284
Share-based payment costs		39	44	40
Change in inventories		5	15	9
Change in trade and other receivables		(104)	32	(24)
Change in trade and other liabilities		35	(99)	(20)
Change in provisions for other liabilities and charges		(19)	(1)	(61)
Other movements		(21)	32	(16)
Net cash generated from operations		731	811	682
Interest paid		(73)	(65)	(60)
Tax paid		(2)	(119)	(97)
Net cash generated from operating activities		656	627	525
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash acquired	30	(167)	(39)	(171)
Acquisition of joint ventures and associates		–	–	(5)
Purchase of investments		(5)	(7)	(8)
Purchase of property, plant and equipment and investment property		(29)	(33)	(30)
Purchase of intangible assets		(105)	(91)	(96)
Disposal of subsidiaries, net of cash disposed	31	8	(7)	(38)

All figures in £ millions	Notes	2025	2024	2023
Proceeds from disposal of investments		–	–	7
Proceeds from disposal of property, plant and equipment		3	6	5
Lease receivables repaid including disposals		18	18	15
Interest received		33	20	20
Dividends received		1	2	–
Net cash used in investing activities		(243)	(131)	(301)
Cash flows from financing activities				
Proceeds from issue of ordinary shares	27	9	7	9
Buyback of equity	27	(352)	(318)	(186)
Settlement of share-based payments	28	(72)	(40)	(35)
Proceeds from borrowings		1,017	1,265	285
Repayment of borrowings		(974)	(921)	(285)
Repayment of lease liabilities		(77)	(78)	(84)
Dividends paid to company's shareholders	9	(160)	(156)	(154)
Net cash used in financing activities		(609)	(241)	(450)
Effects of exchange rate changes on cash and cash equivalents		(14)	(21)	(8)
Net (decrease)/increase in cash and cash equivalents		(210)	234	(234)
Cash and cash equivalents at beginning of year		543	309	543
Cash and cash equivalents at end of year	17	333	543	309

Notes to the consolidated financial statements

General information

Pearson plc ('the company'), its subsidiaries and associates (together 'the Group') are international businesses covering educational courseware, assessments and services.

The company is a public limited company incorporated in England and Wales and domiciled in the United Kingdom. The address of its registered office is 80 Strand, London WC2R 0RL.

The company has its primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the Board of Directors on 12 March 2026.

1a. Accounting policies

The material accounting policies applied in the preparation of these consolidated financial statements are set out below.

Basis of preparation

These consolidated financial statements have been prepared on the going concern basis (see note 1b) and in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006. The consolidated financial statements have also been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). These standards are collectively referred to as IFRS in these financial statements.

These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

These accounting policies have been consistently applied to all years presented, unless otherwise stated.

1. Interpretations and amendments to published standards effective 2025 – No new standards were adopted in 2025.

A number of other new pronouncements are effective from 1 January 2025 but they do not have a material impact on the consolidated financial statements. Additional disclosure has been given where relevant.

2. Standards, interpretations and amendments to published standards that are not yet effective – The following new accounting standards and amendments to new accounting standards have been issued but are not yet effective and unless otherwise indicated, have been endorsed:

- Annual improvements to IFRS – Volume 11;
- Amendments to IFRS 9 and IFRS 7 – 'Contracts referencing nature-dependent electricity';
- Amendments to IFRS 9 and IFRS 7 – 'Classification and measurement of financial instruments';
- IFRS 18 'Presentation and disclosure in financial statements'; and
- IFRS 19 'Subsidiaries without public accountability: disclosures (not yet endorsed).

IFRS 18 will replace IAS 1 'Presentation of financial statements' for the period beginning 1 January 2027. The main new requirements in the standard will be a change in presentation of the income statement with new categories and new sub-totals, management-defined performance measures being presented in a single note in the financial statements, the cash flow statement using the operating profit sub-total as the starting point, and certain other changes to how information is grouped in the financial statements. The Group is still assessing the impact of the new standard.

The Group is currently assessing the impact of the remaining changes to other standards, interpretations and amendments. The Group does not plan to early adopt any of the above new accounting standards or amendments. The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.

3. Critical accounting assumptions and judgements – The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions and estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

All assumptions and estimates constitute management's best judgement at the date of the financial statements, however, in the future, actual experience may deviate from these estimates and assumptions.

The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates have a significant risk of resulting in material adjustments to the carrying value of assets and liabilities within the consolidated financial statements are:

- Intangible assets: acquired intangible assets;
- Taxation; and
- Employee benefits: pensions.

The key judgements and key areas of estimation are set out below, as well as in the relevant accounting policies and in the notes to the accounts where appropriate.

1a. Accounting policies *continued*

> **KJ** Key judgements
>
> - The application of tax legislation in relation to provisions for uncertain tax positions. See notes 7 and 33.
> - The Group is eligible to receive the surplus associated with the UK Group Pension Plan in recognising a pension asset. See note 25.
>
> **KE** Key areas of estimation
>
> - The valuation of acquired intangible assets recognised on the acquisition of a business. The valuation is based on a number of assumptions, including estimations of future business performance. See notes 11 and 30.
> - The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations. See notes 7 and 33.
> - The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity. See note 25.

The Group has assessed the impact of the uncertainty presented by the volatile macro-economic and geo-political environment on the financial statements, specifically considering the impact on key judgements and significant estimates along with other areas of increased risk as follows:

- Financial instruments and hedge accounting; and
- Translation methodologies.

No material accounting impacts relating to the areas assessed above were recognised in the year. The Group will continue to monitor these areas of increased judgement, estimation and risk.

Consolidation

1. Business combinations – The acquisition method of accounting is used to account for business combinations.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred in the operating expenses line of the income statement. Identifiable assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The determination of fair values often requires significant judgements and the use of estimates, and, for material acquisitions, the fair value of the acquired intangible assets is determined by an independent valuer. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (note 30).

See the 'Intangible assets' policy for the accounting policy on goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement.

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

Management exercises judgement in determining the classification of its investments in its businesses, in line with the following:

2. Subsidiaries – Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

3. Transactions with non-controlling interests – Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, that is, as transactions with the owners in their capacity as owners. Any surplus or deficit arising from disposals to a non-controlling interest is recorded in equity. For purchases from a non-controlling interest, the difference between consideration paid and the relevant share acquired of the carrying value of the subsidiary is recorded in equity.

Notes to the consolidated financial statements *continued*

1a. Accounting policies *continued*

Consolidation *continued*

4. Joint ventures and associates – Joint ventures are entities in which the Group holds an interest on a long-term basis and has rights to the net assets through contractually agreed sharing of control. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Ownership percentage is likely to be the key indicator of investment classification; however, other factors, such as Board representation, may also affect the accounting classification. Judgement is required to assess all of the qualitative and quantitative factors which may indicate that the Group does, or does not, have significant influence over an investment. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at the fair value of consideration transferred.

The Group's share of its joint ventures' and associates' post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves.

The Group's share of its joint ventures' and associates' results is recognised as a component of operating profit as these operations form part of the core business of the Group and are an integral part of existing wholly-owned businesses. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a joint venture or associate equals or exceeds its interest in the joint venture or associate, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the joint venture or associate.

Unrealised gains and losses on transactions between the Group and its joint ventures and associates are eliminated to the extent of the Group's interest in these entities.

Foreign currency translation

1. Functional and presentation currency – Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in sterling, which is the company's functional and presentation currency.

2. Transactions and balances – Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

3. Group companies – The results and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at the closing rate at the date of the balance sheet;
- Income and expenses are translated at average exchange rates; and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. The Group treats specific inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.32 (2024: $1.28; 2023: $1.25) and the year-end rate was $1.35 (2024: $1.25; 2023: $1.27).

Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for intended use. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives as follows:

Buildings (freehold):	20–50 years
Buildings (leasehold):	over the period of the lease
Plant and equipment:	3–10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying value of an asset is written down to its recoverable amount if the carrying value of the asset is greater than its estimated recoverable amount.

Investment property

Properties that are no longer occupied by the Group and which are held for operating lease rental are classified as investment property. Investment property assets are carried at cost less accumulated depreciation and any recognised impairment in value. The depreciation policies for investment property are consistent with those described for property, plant and equipment.

1a. Accounting policies *continued*

Intangible assets

1. Goodwill – For the acquisition of subsidiaries made on or after 1 January 2010, goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. For the acquisition of subsidiaries made from the date of transition to IFRS to 31 December 2009, goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets acquired. Goodwill on acquisitions of subsidiaries is included in intangible assets.

Goodwill on acquisition of associates and joint ventures represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets acquired. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures.

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. An impairment loss is recognised to the extent that the carrying value of goodwill exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. These calculations require the use of estimates in respect of forecast cash flows and discount rates and management judgement in respect of cash-generating unit (CGU) and cost allocation. Goodwill is allocated to aggregated CGUs for the purpose of impairment testing. The allocation is made to those aggregated CGUs that are expected to benefit from the business combination in which the goodwill arose. Where there are changes to CGUs, goodwill is reallocated to the new CGUs and aggregation of CGUs using a relative value method.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

2. Acquired software – Software separately acquired for internal use is capitalised at cost. Software acquired in material business combinations is capitalised at its fair value, with the valuation being determined with the support of a third-party specialist. The assets are assessed for impairment triggers on an annual basis or when triggering events occur. Acquired software is amortised on a straight-line basis over its estimated useful life of between three and eight years.

3. Internally developed software – Internal and external costs incurred during the preliminary stage of developing computer software for internal use are expensed as incurred. Internal and external costs incurred to develop computer software for internal use during the application development stage are capitalised if the Group expects economic benefits from the development. Capitalisation in the application development stage begins once the Group can reliably measure the expenditure attributable to the software development and has demonstrated its intention to complete and use the software. Internally developed software is amortised on a straight-line basis over its estimated useful life of between three and ten years. The assets are assessed for impairment triggers on an annual basis or when triggering events occur.

4. Acquired intangible assets – Acquired intangible assets include customer lists, contracts and relationships, trademarks and brands, publishing rights, content, technology and software rights. These assets are capitalised on acquisition at cost and included in intangible assets. Intangible assets acquired in material business combinations are capitalised at their fair value as determined with the support of a third-party specialist. Intangible assets are amortised over their estimated useful lives of between two and twenty years, using an amortisation method that reflects the pattern of their consumption. The assets are assessed for impairment triggers on an annual basis or when triggering events occur.

5. Product development assets – Product development assets represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably.

Product development assets relating to content are amortised upon publication of the title over estimated economic lives of seven years or less, being an estimate of the expected operating lifecycle of the title, with a higher proportion of the amortisation taken in the earlier years. Product development assets relating to product platforms are amortised over ten years or less, being an estimate of the expected useful life. Amortisation is included in the income statement in cost of goods sold.

The assessment of the useful economic life and the recoverability of product development assets involves judgement and is based on historical trends and management estimation of future potential sales.

Product development assets are assessed for impairment triggers on an annual basis or when triggering events occur. The carrying amount of product development assets is set out in note 20.

The investment in product development assets has been disclosed as part of net cash generated from operating activities in the cash flow statement.

Other financial assets

Other financial assets are non-derivative financial assets classified and measured at estimated fair value.

Marketable securities and cash deposits with maturities of greater than three months are classified and subsequently measured at fair value through profit and loss (FVTPL). They are remeasured at each balance sheet date by using market data and the use of established valuation techniques. Any movement in the fair value is immediately recognised in finance income or finance costs in the income statement.

Notes to the consolidated financial statements *continued*

1a. Accounting policies *continued*

Investments in the equity instruments of other entities are classified and subsequently measured at fair value through other comprehensive income (FVOCI) where the investment meets the definition of equity from the perspective of the issuer. Changes in fair value are recorded in equity in the fair value reserve via other comprehensive income. On subsequent disposal of the asset, the net fair value gains or losses are reclassified from the fair value reserve to retained earnings. Any dividends received from equity investments classified as FVOCI are recognised in the income statement unless they represent a return of capital.

Investments in funds which have a limited life and those investment which do not meet the criteria to be classified as FVOCI are classified and subsequently measured at fair value through profit and loss (FVTPL). Changes in fair value are included within finance income or finance costs within the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method or an approximation thereof, such as the first in first out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provisions are made for slow-moving and obsolete stock.

Cash and cash equivalents

Cash and cash equivalents in the cash flow statement include cash in hand, deposits held on call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included in borrowings in current liabilities in the balance sheet.

Short-term deposits and marketable securities with maturities of greater than three months do not qualify as cash and cash equivalents and are reported as financial assets. Movements on these financial assets are classified as cash flows from financing activities in the cash flow statement where these amounts are used to offset the borrowings of the Group or as cash flows from investing activities where these amounts are held to generate an investment return.

Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs, net of income taxes, is deducted from equity attributable to the company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable transaction costs and the related income tax effects, is included in equity attributable to the company's equity holders.

Ordinary shares purchased under a buyback programme are cancelled and the nominal value of the shares is transferred to a capital redemption reserve.

Borrowings

Borrowings are recognised initially at fair value, which is proceeds received net of transaction costs incurred. Borrowings are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings using the effective interest method. Accrued interest is included as part of borrowings.

Where a debt instrument is in a fair value hedging relationship, an adjustment is made to its carrying value in the income statement to reflect the hedged risk.

Where a debt instrument is in a net investment hedge relationship, gains and losses on the effective portion of the hedge are recognised in other comprehensive income.

Derivative financial instruments

Derivatives are recognised at fair value and remeasured at each balance sheet date. The fair value of derivatives is determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

For derivatives in a hedge relationship, the currency basis spread is excluded from the designation as a hedging instrument.

Changes in the fair value of derivatives are recognised immediately in finance income or costs. However, derivatives relating to borrowings and certain foreign exchange contracts are designated as part of a hedging transaction.

1a. Accounting policies *continued*

The accounting treatment is summarised as follows:

Typical reason for designation	Reporting of gains and losses on effective portion of the hedge	Reporting of gains and losses on disposal
Net investment hedge		
The derivative creates a foreign currency asset or liability which is used to hedge changes in the value of a subsidiary which transacts in that currency.	Recognised in other comprehensive income.	On the disposal of foreign operations or subsidiaries, the accumulated value of gains and losses reported in other comprehensive income is transferred to the income statement.
Fair value hedges		
The derivative transforms the interest profile on debt from fixed rate to floating rate. Changes in the value of the debt as a result of changes in interest rates and foreign exchange rates are offset by equal and opposite changes in the value of the derivative. When the Group's debt is swapped to floating rates, the contracts used are designated as fair value hedges.	Gains and losses on the derivative are reported in finance income or finance costs. However, an equal and opposite change is made to the carrying value of the debt (a 'fair value adjustment') with the benefit/cost reported in finance income or finance costs. The net result should be a zero charge on a perfectly effective hedge.	If the debt and derivative are disposed of, the value of the derivative and the debt (including the fair value adjustment) are reset to zero. Any resultant gain or loss is recognised in finance income or finance costs.
Non–hedge accounted contracts		
These are not designated as hedging instruments. Typically, these are short-term contracts to convert debt back to fixed rates or foreign exchange contracts where a natural offset exists.	Recognised in the income statement. No hedge accounting applies.	

Taxation

Current tax is recognised at the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided in respect of the undistributed earnings of subsidiaries, associates and joint ventures other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly to equity or other comprehensive income, in which case the tax is also recognised in equity or other comprehensive income. The Group has applied the exception under IAS 12 to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the estimates in relation to the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises tax provisions when it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are based on management's best judgement of the application of tax legislation and best estimates of future settlement amounts (see note 7). Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Notes to the consolidated financial statements *continued*

1a. Accounting policies *continued*

Deferred tax assets and liabilities require management judgement and estimation in determining the amounts to be recognised. In particular, when assessing the extent to which deferred tax assets should be recognised, judgement is used when considering the timing of the recognition and estimation is used to determine the level of future taxable income together with any future tax planning strategies (see note 13).

Employee benefits

1. Pensions – The retirement benefit asset and obligation recognised in the balance sheet represent the net of the present value of the defined benefit obligation and the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high-quality corporate bonds which have terms to maturity approximating the terms of the related liability.

When the calculation results in a potential asset, the recognition of that asset is limited to the asset ceiling – that is the present value of any economic benefits available in the form of refunds from the plan or a reduction in future contributions. Management uses judgement to determine the level of refunds available from the plan in recognising an asset.

The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity (see note 25).

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. The service cost, representing benefits accruing over the year, is included in the income statement as an operating cost. Net interest is calculated by applying the discount rate to the net defined benefit obligation and is presented as finance costs or finance income.

Obligations for contributions to defined contribution pension plans are recognised as an operating expense in the income statement as incurred.

2. Other post-retirement obligations – The expected costs of post-retirement medical and life assurance benefits are accrued over the period of employment, using a similar accounting methodology as for defined benefit pension obligations. The liabilities and costs relating to significant other post-retirement obligations are assessed annually by independent qualified actuaries.

3. Share-based payments – The fair value of options or shares granted under the Group's share and option plans is recognised as an employee expense after taking into account the Group's best estimate of the number of awards expected to vest. Fair value is measured at the date of grant and is spread over the vesting period of the option or share.

The fair value of the options granted is measured using an option model that is most appropriate to the award. The fair value of shares awarded is measured using the share price at the date of grant unless another method is more appropriate. Any proceeds received are credited to share capital and share premium when the options are exercised. Where options or shares are net settled in respect of withholding tax obligations, these are accounted for as equity settled transactions. Payments to local tax authorities are accounted for as a deduction from equity for the shares withheld.

Provisions

Provisions are recognised if the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

Revenue recognition

Revenue is recognised in order to depict the transfer of control of promised goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods and services. This process begins with the identification of our contract with a customer, which is generally through a master services agreement, customer purchase order, or a combination thereof. Within each contract, judgement is applied to determine the extent to which activities within the contract represent distinct performance obligations to be delivered and the total amount of transaction price to which we expect to be entitled.

The transaction price determined is net of sales taxes, rebates and discounts, and after eliminating sales within the Group. Where a contract contains multiple performance obligations such as the provision of supplementary materials or online access with textbooks, revenue is allocated on the basis of relative standalone selling prices. Where a contract contains variable consideration, estimation is required to determine the amount to which the Group is expected to be entitled.

1a. Accounting policies *continued*

Revenue is recognised on contracts with customers when or as performance obligations are satisfied, which is the period or the point in time where control of goods or services transfers to the customer. Judgement is applied to determine first whether control passes over time and if not, then the point in time at which control passes. Where revenue is recognised over time, judgement is used to determine the method which best depicts the transfer of control. Where an input method is used, estimation is required to determine the progress towards delivering the performance obligation.

If a contract with a customer is modified (change of scope, price or both), management uses judgement to determine whether changes to existing rights and obligations should be accounted for as a separate contract or as an adjustment to the existing contracts. Adjustments to existing contracts are either accounted for prospectively or through a cumulative catch up adjustment.

Revenue from the sale of books is recognised net of a provision for anticipated returns. This provision is based primarily on historical return rates, customer buying patterns and retailer behaviours including stock levels. If these estimates do not reflect actual returns in future periods then revenue could be understated or overstated for a particular period. When the provision for returns is remeasured at each reporting date to reflect changes in estimates, a corresponding adjustment is also recorded to revenue.

The Group may enter into contracts with another party in addition to our customer. In making the determination as to whether revenue should be recognised on a gross or net basis, the contract with the customer is analysed to understand which party controls the relevant good or service prior to transferring to the customer. This judgement is informed by facts and circumstances of the contract in determining whether the Group has promised to provide the specified good or service or whether the Group is arranging for the transfer of the specified good or service, including which party is responsible for fulfilment, has discretion to set the price to the customer and is responsible for inventory risk. On certain contracts, where the Group acts as an agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third-party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

Income from recharges of freight and other activities which are incidental to the normal revenue-generating activities is included in other income.

Additional details on the Group's revenue streams are also included in note 3.

Leases

1. The Group as a lessee – The Group assesses whether a contract is or contains a lease at the inception of the contract. A contract is, or contains, a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognises a right-of-use asset and a lease liability at the lease commencement date with respect to all lease arrangements except for short-term leases (leases with a lease term of 12 months or less) and leases of low-value assets. For these leases, the lease payments are recognised as an operating expense on a straight-line basis over the term of the lease.

The right-of-use asset is initially measured at cost, comprising the initial amount of the lease liability plus any initial direct costs incurred and an estimate of costs to restore the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term. The Group applies IAS 36 to determine whether a right-of-use asset is impaired. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate or a change in the Group's assessment of whether it will exercise an extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the right-of-use asset.

Management uses judgement to determine the lease term where extension and termination options are available within the lease.

2. The Group as a lessor – When the Group is an intermediate lessor, the head lease and sublease are accounted for as two separate contracts. The head lease is accounted for as per the lessee policy above. The sublease is classified as a finance lease or operating lease by reference to the right-of-use asset arising from the head lease. Where the lease transfers substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease; all other leases are classified as operating leases. Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Amounts due from lessees under finance subleases are recognised as receivables at the amount of the Group's net investment in the leases discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the discount rate used in the head lease.

Notes to the consolidated financial statements *continued*

1a. Accounting policies *continued*

Dividends

Final dividends are recorded in the Group's financial statements in the period in which they are approved by the company's shareholders. Interim dividends are recorded when paid.

Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or meets the criteria to be classified as held for sale.

When applicable, discontinued operations are presented in the income statement as a separate line and are shown net of tax.

Assets and liabilities held for sale

Assets and liabilities are classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell if it is highly probable that the carrying amount will be recovered principally through a sale transaction rather than through continuing use. No depreciation is charged in respect of non-current assets classified as held for sale. Amounts relating to non-current assets and liabilities held for sale are classified as discontinued operations in the income statement where appropriate.

Trade receivables

Trade receivables are stated at fair value after provision for bad and doubtful debts. Provisions for bad and doubtful debts are based on the expected credit loss model. The 'simplified approach' is used with the expected loss allowance measured at an amount equal to the lifetime expected credit losses. A provision for anticipated future sales returns is included within trade and other liabilities (also see Revenue recognition policy).

1b. Going concern

In assessing the Group's ability to continue as a going concern for the period to 30 June 2027, the Board reviewed management's five-year plan, which was used as the base case. The review included available liquidity throughout the period and headroom against the Group's two main covenants, which require net debt to EBITDA to be a maximum of four times and interest cover to be at least three times.

At 31 December 2025, the Group had available liquidity of c.£1.3bn, comprising central cash balances and the undrawn element of its $1.8bn Revolving Credit Facilities maturing June 2028 and February 2029 but which have options to extend maturity to 2030. Significant liquidity and covenant headroom was observed throughout the assessment period in this base model.

A severe but plausible scenario was analysed, where the Group is impacted by all principal risks in both 2026 and 2027, in the period under assessment, adjusted for probability weighting as well as other significant risks. The net impact of the risks modelled was to reduce free cashflow during the 18 month going concern period by 41%. Even under a severe downside case, the company would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment. That is, even before modelling the mitigating effect of actions that management would take if these downside risks were to crystalise.

A reverse stress test was performed to identify the reduction in profit required to exhaust liquidity at 30 June 2027. The model showed that significant profit declines in excess of the severe but plausible scenario were required in both 2026 and 2027 to exhaust liquidity or breach covenants, the likelihood of which was assessed as remote.

The Directors have confirmed that there are no material uncertainties that cast doubt on the Group's going concern status and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence beyond 30 June 2027. The consolidated financial statements have therefore been prepared on a going concern basis.

1c. Climate change

The Group has assessed the impacts of climate change on the Group's financial statements, including our commitment to achieving a 50% reduction in greenhouse gas (GHG) emissions across our operations and supply chain by 2030, and achieve a 90% reduction in GHG emissions across our value chain and meet our science-based (SBTi approved) net zero target by 2050, and the actions the Group intends to take to achieve those targets. The assessment did not identify any material impact on the Group's significant judgements or estimates at 31 December 2025, or the assessment of going concern for the period to June 2027 and the Group's viability over the next five years. Specifically, we have considered the following areas:

- The physical and transition risks associated with climate change; and
- The actions the Group is taking to meet its carbon reduction and net zero targets.

As a result, the Group has assessed the impacts of climate change on the financial statements, and in particular, on the following areas:

- The impact on the Group's future cash flows, and the resulting impact that such adjustments to our future cash flows would have on the outcome of the annual impairment testing of our goodwill balances (see note 11 for further details), the recognition of deferred tax assets and our assessment of going concern;
- The carrying value of the Group's assets, in particular the recoverable amounts of inventories, product development assets, intangible assets and property, plant and equipment; and
- Any changes to our estimates of the useful economic lives of product development assets, intangible assets and property, plant and equipment.

2. Segment information

There are five main global business units, which are each considered separate operating segments for management and reporting purposes, as these are reported separately to the Group's chief operating decision-maker, the Pearson Executive Management team. These five business units are Assessment & Qualifications, Virtual Learning, English Language Learning, Higher Education and Enterprise Learning and Skills.

In January 2025, the Group announced that Workforce Skills would evolve to become Enterprise Learning and Skills, incorporating our IT Pro business which was previously within Higher Education. Comparative figures have been restated to reflect the move between segments, resulting in £45m of sales, £12m of adjusted operating profit and £3m of amortisation, depreciation and impairment being transferred from Higher Education to Enterprise Learning and Skills for the year ended 31 December 2024 and £49m of sales, £14m of adjusted operating profit and £3m of amortisation, depreciation and impairment for the year ended 31 December 2023.

The International Courseware local publishing businesses, which were under strategic review, were previously being managed as a separate business unit, known as Strategic Review. However, following the disposal of the final local courseware publishing businesses in 2023 (see note 31), there are no longer any reported results for the Strategic Review business unit.

The following describes the principal activities of the five main operating segments:

- Assessment & Qualifications – Pearson Professional Assessments, US Student Assessment, Clinical Assessment, UK GCSE and A Levels and International academic qualifications and associated courseware including the English-speaking Canadian and Australian K-12 businesses, and PDRI;
- Virtual Learning – Virtual Schools and Online Program Management (up to the point of disposal in 2023);
- English Language Learning – Pearson Test of English, Institutional Courseware and English Online Solutions;
- Enterprise Learning & Skills – Vocational qualifications, GED, TalentLens, Faethm, Credly, Pearson College (up to the point of disposal in 2023) and Enterprise content and training; and
- Higher Education – US, Canadian and International Higher Education Courseware businesses.

The Pearson Executive Management team evaluates and allocates resources to operating segments, and evaluates the performance of each of its operating segments on the basis of adjusted operating profit, which is considered to be the segment measure.

	Sales			Adjusted operating profit		
	2025	2024	2023	**2025**	2024	2023
Assessment & Qualifications	**1,604**	1,591	1,559	**361**	368	350
Virtual Learning	**511**	489	616	**81**	66	76
English Language Learning	**405**	420	415	**50**	50	47
Enterprise Learning & Skills[1]	**282**	271	269	**29**	20	6
Higher Education[1]	**775**	781	806	**93**	96	96
Strategic Review	**–**	–	9	**–**	–	(2)
Total	**3,577**	3,552	3,674	**614**	600	573

1. Comparative amounts have been restated to reflect the move between operating segments.

A reconciliation of the operating segments' measure of profit to profit for the year is provided below:

		2025	2024	2023
Adjusted operating profit		**614**	600	573
Cost of major reorganisation		**–**	2	–
Product development impairment		**(87)**	–	–
Property charges		**25**	–	(11)
Intangible charges		**(42)**	(41)	(48)
UK pension discretionary increases		**–**	(13)	–
Other net gains and losses		**(3)**	(7)	(16)
Operating profit		**507**	541	498
Finance costs	6	**(98)**	(112)	(81)
Finance income	6	**48**	81	76
Profit before tax		**457**	510	493
Income tax	7	**(121)**	(75)	(113)
Profit for the year		**336**	435	380

Notes to the consolidated financial statements *continued*

2. Segment information *continued*

There were no material inter-segment sales in either 2025, 2024 or 2023. Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

Other segment disclosures are as follows:

	Amortisation, depreciation, and impairment		
All figures in £ millions	**2025**	2024	2023
Assessment & Qualifications	**186**	196	196
Virtual Learning	**53**	64	76
English Language Learning	**51**	56	58
Enterprise Learning & Skills[1]	**32**	30	28
Higher Education[1]	**249**	180	182
Strategic Review	**–**	–	3
Total	**571**	526	543

1. Comparative amounts have been restated to reflect the move between operating segments.

Adjusted operating profit is shown in the previous tables as it is the key financial measure used by management to evaluate the performance of the Group. The measure also enables investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, certain property charges, major reorganisation programmes and certain other items that are also not representative of underlying performance, which are explained below and reconciled within this note.

Cost of major reorganisation – In 2025, there were no costs of major reorganisation. In 2024, there was a release of £2m relating to amounts previously accrued. In 2023, there were no costs of major reorganisation. The costs of these reorganisation programmes are significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance.

Product development impairment charges - In 2025, these relate to the impairment of product development assets as a result of courseware platform convergence (see note 20). There were no such amounts in 2024 or 2023.

Property charges – In 2025, there was gain of £25m, relating to reversals of impairments of property assets that were previously impaired through property charges. In 2024, there were no property charges. In 2023, charges of £11m related to impairments of property assets arising from the impact of updates in 2023 to assumptions initially made during the 2022 and 2021 reorganisation programmes.

Intangible charges – These represent amortisation relating to intangibles acquired through business combinations. These amortisation charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2025 were £42m compared to a charge of £41m in 2024. This is due to increased amortisation from recent acquisitions partially offset by decreased amortisation from assets reaching the end of their useful economic lives. In 2023, intangible charges were £48m. In all three years, there were no impairment charges.

Other net gains and losses – These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit in order to show the performance of the Group on a more comparable basis year-on-year. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2025 relate to the gain on disposal of Copp Clark, a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to current and prior year acquisitions and disposals. Other net gains and losses in 2024 relate to costs related to prior year acquisitions and disposals, which were partially offset by a gain on the partial disposal of our investment in an associate. In 2023, they relate to the gain on the disposal of the POLS business and gains related to the release of accruals and a provision related to historical acquisitions, offset by losses on the disposal of Pearson College and costs related to current and prior year disposals and acquisitions.

UK pension discretionary increases – Charges in 2024 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis. There were no such awards in 2025 or 2023.

2. Segment information *continued*

Adjusted operating profit should not be regarded as a complete picture of the Group's financial performance. For example, adjusted operating profit includes the benefits of major reorganisation programmes but excludes the significant associated costs, and adjusted operating profit excludes costs related to acquisitions, and the amortisation of intangibles acquired in business combinations, but does not exclude the associated revenue. The Group's definition of adjusted operating profit may not be comparable to other similarly titled measures reported by other companies. The Group operates in the following main geographic areas:

All figures in £ millions	2025	2024	Sales 2023	Non-current assets 2025	2024
UK	**510**	487	450	**516**	505
Other European countries	**126**	120	130	**157**	160
US	**2,400**	2,444	2,504	**2,287**	2,310
Canada	**68**	68	83	**182**	174
Asia Pacific	**354**	313	386	**165**	169
Other countries	**119**	120	121	**11**	13
Total	**3,577**	3,552	3,674	**3,318**	3,331

Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received. The geographical split of non-current assets is based on the subsidiary's country of domicile. This is not materially different to the location of the assets. Non-current assets comprise investment property, property, plant and equipment, intangible assets and investments in joint ventures and associates.

3. Revenue from contracts with customers

The tables in notes 2 and 3 show revenue from contracts with customers disaggregated by operating segment, geography and business model. These disaggregation categories are appropriate as they represent the key groupings used in managing and evaluating underlying performance of each of the businesses. The categories also reflect groups of similar types of transactional characteristics, among similar customers, with similar accounting conclusions.

In 2025, the Group has changed how it disaggregates revenue to better align with the current business model and how revenue is managed by the CODM. All comparative disclosures have been represented.

The following table analyses the Group's revenue streams by business model.

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning & Skills	Higher Education	Strategic Review	2025 Total
Services	**1,174**	**511**	**186**	**202**	**–**	**–**	**2,073**
Software	**229**	**–**	**47**	**69**	**627**	**–**	**972**
Print	**201**	**–**	**172**	**11**	**148**	**–**	**532**
Total	**1,604**	**511**	**405**	**282**	**775**	**–**	**3,577**

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning & Skills	Higher Education	Strategic Review	2024[1] Total
Services	1,150	489	193	193	–	–	2,025
Software	209	–	49	61	605	–	924
Print	232	–	178	17	176	–	603
Total	1,591	489	420	271	781	–	3,552

1. Comparative amounts have been restated to reflect the move between operating segments and the change in revenue disaggregation categories.

Notes to the consolidated financial statements *continued*

3. Revenue from contracts with customers *continued*

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning & Skills	Higher Education	Strategic Review	2023[1] Total
Services	1,120	616	194	187	6	–	2,123
Software	202	–	45	65	595	–	907
Print	237	–	176	17	205	9	644
Total	1,559	616	415	269	806	9	3,674

1. Comparative amounts have been restated to reflect the move between operating segments and the change in revenue disaggregation categories.

The following is a description of the nature of the Group's performance obligations within contracts with customers broken down by revenue stream, along with judgements and estimates made within each of those revenue streams.

Services

Revenue is generated by the provision of services for which human and physical resources are a critical and material component for performance and delivery. Key revenue streams by segment are as follows:

- Assessment & Qualifications – Pearson Professional Assessment, US Student Assessment and UK & International Qualifications;
- Virtual Learning – Pearson Virtual Schools (Partner schools) and Online Program Management (up to the point of disposal in 2023);
- English Language Learning – Pearson Test of English (PTE); and
- Enterprise Learning & Skills – UK & International Vocational Qualifications.

Revenue for Services is recognised over time as performance against the obligations occurs. The method for assessing the extent of performance against the obligations, and the related revenue recognition method, varies depending upon the revenue stream.

Where revenue is generated from transactions delivering assessments directly to end users, such as Pearson Professional Assessments and PTE, Pearson's main obligation to the customer involves test delivery and scoring. Test delivery and scoring are defined as a single performance obligation delivered over time whether the test is subsequently manually scored or digitally scored on the day of the assessment. Revenue is recognised when the performance obligation has been completed.

Where revenue is generated from multi-year contractual arrangements related to large-scale assessment delivery, such as US Student Assessment and UK & International Qualifications, a variety of service activities are performed such as test administration, delivery, scoring, operational services and programme management. These services are not treated as distinct in the context of the customer contract as Pearson provides an integrated managed service offering and these activities are accounted for together as one comprehensive performance obligation. Agreements may span multiple years, however, the contract duration has been determined to be each testing cycle based on contract structure, including clauses regarding termination.

Within each testing cycle, the transaction price may contain both fixed and variable amounts. Variable consideration within these transactions primarily relates to expected testing volumes to be delivered in the cycle. The assumptions, risks and uncertainties inherent to long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Variable consideration is measured using the expected value method, except where amounts are contingent upon a future event's occurrence, such as performance bonuses. Such event-driven contingency payments are measured using the most likely amount approach. In estimating and constraining variable consideration, historical experience, current trends and local market conditions are considered. To the extent that a higher degree of uncertainty exists regarding variable consideration, these amounts are excluded from the transaction price and recognised when the uncertainty is reasonably removed.

Revenue is recognised over time, based on the extent of progress towards completion of the performance obligation, as the customer is benefiting through a continuous transfer of control to the customer. The selection of the method to measure progress towards completion requires judgement and is based on the nature of the services provided. A percentage of completion method, calculated using the proportion of the total estimated costs incurred to date, is used to recognise the transfer of control of services as these services are not provided evenly throughout the testing cycle and involve varying degrees of effort during the contract term.

3. Revenue from contracts with customers *continued*

Where revenue is generated from multi-year contractual arrangements related to large-scale educational service delivery to academic institutions, such as Pearson Virtual Schools, a variety of services are provided such as programme development, student acquisition, education and platform technology, instructional services and various support services. These services are not treated as distinct in the context of the customer contract as Pearson provides an integrated managed service offering and these activities are accounted for together as one comprehensive performance obligation. Agreements may span multiple years, however, the contract duration has been determined to be each academic period based on the structure of contracts, including clauses regarding termination.

Within each academic period, the transaction price may contain both fixed and variable amounts which require estimation during the academic period. Estimation is required where consideration is based upon average enrolments or other metrics which are not known at the start of the academic year. Variable consideration is measured using the expected value method. Historical experience, current trends, local circumstances and customer specific funding formulas are considered in estimating and constraining variable consideration. To the extent that a higher degree of uncertainty exists regarding variable consideration, these amounts are excluded from the transaction price and recognised when the uncertainty is reasonably removed.

Revenue is recognised over time, based on the extent of progress towards completion of the performance obligation, as the customer is benefiting through a continuous transfer of control to the customer. The selection of the method to measure progress towards completion requires judgement and is based on the nature of the services provided. Within the comprehensive service obligation, the timing of services occurs relatively evenly over each academic period and, as such, time elapsed is used to recognise the transfer of control to the customer on a straight-line basis.

For all Services contracts, contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenue that will be generated, any such losses on contracts are recognised in the period in which the loss first becomes foreseeable. In addition, customer payments are defined in the contract through a payment schedule which may result in revenue being deferred or accrued. Where there is a delay between the rendering of services and payment, or vice versa, the length of time between payment and delivery of the performance obligations is generally short-term in nature or the reason for early payment relates to reasons other than financing. For these reasons and the use of the practical expedient on short-term financing, significant financing components are not recognised within Services transactions.

Software

Revenue is generated from the provision of a service that is largely performed and delivered by technology, or from the sale of product that is primarily delivered digitally. This includes digital courseware, digital learning products (including Certiport) and digital clinical products.

Revenue from the sale of digital courseware, learning and clinical products is recognised on a straight-line basis over the contract period, unless hosted by a third party or representative of a downloadable product, in which case Pearson has no ongoing obligation and recognises revenue when control transfers as the customer is granted access to the digital product.

Revenue from the sale of 'off-the-shelf' software is recognised on delivery or on installation of the software where that is a condition of the contract. In certain circumstances, where installation is complex, revenue is recognised when the customer has completed their acceptance procedures.

While payment for software can occur at the start of the arrangements, the length of time between payment and delivery of the performance obligations is generally short-term in nature or the reason for early payment relates to reasons other than financing. For these reasons and the use of the practical expedient on short-term financing, significant financing components are not recognised within Software transactions.

Notes to the consolidated financial statements *continued*

3. Revenue from contracts with customers *continued*

Print

Revenue is generated from the sale of physical products including printed courseware and clinical assessment physical products.

Revenue from the sale of physical products is recognised at a point in time when control passes. This is generally at the point of shipment when title passes to the customer, when the Group has a present right to payment and the significant risks and rewards of ownership have passed to the customer. Revenue from physical books sold through the direct print rental method is recognised over the rental period, as the customer is simultaneously receiving and consuming the benefits of this rental service through the passage of time.

In determining the transaction price, variable consideration exists in the form of discounts and anticipated returns. Discounts reduce the transaction price on a given transaction. A provision for anticipated returns is made based primarily on historical return rates, customer buying patterns and retailer behaviours including stock levels. If these estimates do not reflect actual returns in future periods then revenue could be understated or overstated for a particular period. Variable consideration as described above is determined using the expected value approach. The sales return liability at the end of 2025 was £19m (2024: £27m; 2023: £31m).

Print products may be sold separately or purchased together with software and / or services in bundled packages. The goods and services included in bundled arrangements are generally considered distinct performance obligations and the transaction price is allocated between the distinct performance obligations on the basis of their relative standalone selling prices. For the purposes of revenue disaggregation disclosures, bundles which include print products are categorised as Print.

Contract balances

Transactions within the Software revenue stream generally entail customer billings at or near the contract's inception and accordingly Software deferred income balances are primarily related to subscription performance obligations to be delivered over time.

Transactions within the Services revenue streams generally entail customer billings over time based on periodic intervals, progress towards milestones or enrolment census dates. As the performance obligations within these arrangements are delivered over time, the extent of accrued income or deferred income will ultimately depend upon the difference between revenue recognised and billings to date.

Refer to note 22 for opening and closing balances of accrued income. Refer to note 24 for opening and closing balances of deferred income. Revenue recognised during the period from changes in deferred income was driven primarily by the release of revenue over time from the items described above.

The Group capitalises incremental costs to obtain contracts with customers where it is expected these costs will be recoverable. Incremental costs to obtain contracts with customers are considered those which would not have been incurred if the contract had not been obtained. For the Group, these costs relate primarily to sales commissions and royalty payments. The Group has elected to use the practical expedient as allowable by IFRS 15 whereby such costs will be expensed as incurred where the expected amortisation period is one year or less. Where the amortisation period is greater than one year, these costs are amortised over the contract term on a systematic basis consistent with the transfer of the underlying goods and services within the contract to which these costs relate, which will generally be on a rateable basis. The Group does not recognise any material costs to fulfil contracts with customers except those governed by other accounting standards.

Remaining transaction price

The Group engages in contracts which span multiple periods, the aggregate amount of the transaction price which is allocated to unsatisfied or partially unsatisfied performance obligations is £980m (2024: £876m; 2023: £934m), of which £389m (2024: £391m; 2023: £368m) has been recognised on the balance sheet as deferred income. In 2025, £853m of the remaining transaction price is expected to be recognised as revenue during 2026, £100m during 2027 and £27m thereafter. The equivalent comparative amounts for 2024 are £775m, £73m and £28m, and for 2023 are £796m, £110m and £28m.

4. Operating expenses

All figures in £ millions	2025	2024	2023
By function:			
Cost of goods sold	**1,717**	1,741	1,839
Operating expenses			
Distribution costs	**38**	43	47
Selling, marketing and product development costs	**525**	510	549
Administrative and other expenses	**733**	754	767
Reorganisation costs	**–**	(2)	–
Product development impairment	**87**	–	–
Other income	**(32)**	(40)	(41)
Total net operating expenses	**1,351**	1,265	1,322
Other net gains and losses	**3**	7	16
Total	**3,071**	3,013	3,177

Other income includes freight income and sublet income. Included in administrative and other expenses are research and efficacy costs of £8m (2024: £6m; 2023: £8m).

Other net gains and losses in 2025 relate to the gain on disposal of Copp Clark, a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to current and prior year acquisitions and disposals. In 2024, they relate to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate. In 2023, other net gains and losses relate to the gain on the disposal of the Pearson Online Learning Services business and gains related to the release of accruals and a provision related to historical acquisitions, offset by losses on the disposal of Pearson College and costs related to current and prior year disposals and acquisitions.

Cost of major reorganisation – In 2025, there were no costs of major reorganisation. In 2024, there was a release of £2m relating to amounts previously accrued. In 2023, there were no costs of major reorganisation. The costs of these reorganisation programmes are significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance.

Product development impairment charges – In 2025, these relate to the impairment of product development assets as a result of courseware platform convergence (see note 20). There were no such amounts in 2024 or 2023.

In 2025, a gain of £25m relates to reversals of impairments of property assets that were previously impaired through property charges, and are included within administrative and other expenses. There are no such amounts in 2024. In 2023, charges of £11m relating to impairments of property assets arising from the impact of updates to assumptions made during the 2022 and 2021 reorganisation programmes which are included within administrative and other expenses.

All figures in £ millions	Notes	2025	2024	2023
By nature:				
Royalties expensed		**162**	162	164
Other product costs		**354**	371	393
Employee benefit expense	5	**1,423**	1,411	1,467
Contract labour		**29**	56	70
Employee-related expense		**47**	53	60
Promotional costs		**126**	113	146
Depreciation and impairment of property, plant and equipment and investment property and assets held for sale[1]	10	**54**	77	90
Amortisation and impairment of intangible assets – product development	20	**364**	291	284
Amortisation and impairment of intangible assets – software	11	**112**	117	123
Amortisation and impairment of intangible assets – other	11	**41**	41	46
Property and facilities		**68**	70	82
Technology and communications		**218**	215	215
Professional and outsourced services		**424**	395	443
Other general and administrative costs		**92**	72	43
Costs capitalised[2]		**(414)**	(398)	(424)
Other net gains and losses		**3**	7	16
Other income		**(32)**	(40)	(41)
Total		**3,071**	3,013	3,177

1. Includes £3m (2024: £nil; 2023: £nil) of impairment reversals in respect of assets held for sale.
2. Costs capitalised relate primarily to employee costs.

Notes to the consolidated financial statements *continued*

4. Operating expenses *continued*

During the year the Group obtained the following services from the Group's auditors:

All figures in £ millions	2025	2024	2023
The audit of parent company and consolidated financial statements	7	7	8
The audit of the company's subsidiaries	2	2	2
Total audit fees	9	9	10
Audit-related and other assurance services	–	–	–
Other non-audit services	–	–	–
Total other services	–	–	–
Total non-audit services	–	–	–
Total¹	9	9	10

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2025	2024	2023
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	9	9	10
Non-audit fees	–	–	–
Total	9	9	10

1. Includes fees in connection with the interim review, UK-required preliminary announcement procedures and elements of the controls audit required under Section 404 of the Sarbanes Oxley Act. In total this amounted to £1m in each of the years presented.

In 2025, 2024 and 2023, the external auditor performed several permitted other non-audit services. In all years the fees rounded to £nil.

5. Employee information

All figures in £ millions	Notes	2025	2024	2023
Employee benefit expense				
Wages and salaries (including termination costs)		1,203	1,188	1,252
Social security costs		113	100	107
Share-based payment costs	26	39	42	37
Retirement benefits – defined contribution plans	25	41	41	45
Retirement benefits – defined benefit plans	25	27	40	26
Total		1,423	1,411	1,467

In 2025, there were no additional share-based payment costs (2024: £2m; 2023: £3m) in respect of remuneration for post-acquisition services for recent acquisitions included in other net gains and losses in the income statement.

The details of the emoluments of the Directors of Pearson plc are shown in the report on Directors' remuneration.

Average number employed	2025	2024	2023
Employee numbers			
UK	2,830	2,798	3,045
Other European countries	675	681	633
US	9,336	9,258	10,125
Canada	306	315	398
Asia Pacific	3,081	3,111	3,257
Other countries	834	861	902
Total	17,062	17,024	18,360

6. Net finance costs

All figures in £ millions	Notes	2025	2024	2023
Interest payable on financial liabilities at amortised cost and associated derivatives		**(51)**	(48)	(34)
Interest on lease liabilities	34	**(20)**	(22)	(23)
Interest on deferred and contingent consideration		**(1)**	(2)	(4)
Fair value movements on investments held at fair value	15	**(7)**	(11)	–
Net foreign exchange losses		**(7)**	(3)	–
Interest on provisions for uncertain tax positions		**(3)**	(7)	–
Fair value movement on derivatives		**(9)**	(19)	(20)
Finance costs		**(98)**	(112)	(81)
Interest receivable on financial assets at amortised cost		**14**	25	16
Interest on lease receivables	34	**3**	4	4
Net finance income in respect of retirement benefits	25	**25**	21	26
Fair value movements on investments held at fair value	15	**–**	–	13
Net foreign exchange gains		**–**	–	3
Interest on provisions for uncertain tax positions		**–**	5	4
Fair value movement on derivatives		**6**	26	10
Finance income		**48**	81	76
Net finance costs		**(50)**	(31)	(5)

Net movement in the fair value of hedges is further explained in note 16. Derivatives not in a hedge relationship include fair value movements in the interest rate and cross-currency interest rate swaps.

7. Income tax

All figures in £ millions	Notes	2025	2024	2023
Current tax				
Charge in respect of current year		**(108)**	(132)	(105)
Adjustments in respect of prior years		**(6)**	60	20
Total current tax charge		**(114)**	(72)	(85)
Deferred tax				
In respect of temporary differences		**(9)**	8	(11)
Other adjustments in respect of prior years		**2**	(11)	(17)
Total deferred tax charge	13	**(7)**	(3)	(28)
Total tax charge		**(121)**	(75)	(113)

The adjustments in respect of prior years in 2025 is primarily due to movements in provisions for tax uncertainties. In 2024, the difference is primarily driven by the State Aid provision release (see page 192 for further details), with 2024 and 2023 also being impacted by revising the previous year's reported tax provision to reflect the tax returns subsequently filed.

Notes to the consolidated financial statements *continued*

7. Income tax *continued*

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2025	2024	2023
Profit before tax	457	510	493
Tax calculated at UK rate (2025: 25%; 2024: 25%; 2023: 23.5%)	(114)	(127)	(116)
Effect of overseas tax rates	(3)	(1)	(1)
Effect of UK rate change	–	–	(1)
Net (expense)/income not subject to tax	(5)	3	(3)
Gains and losses on sale of businesses not subject to tax	–	–	5
Unrecognised tax losses	6	2	1
State Aid provision release	–	63	–
Movement in provisions for tax uncertainties – current year	(1)	(1)	(2)
Movement in provisions for tax uncertainties – prior years	(4)	(12)	1
Other prior year adjustments	–	(2)	3
Total tax charge	**(121)**	**(75)**	**(113)**
UK	(41)	21	(54)
Overseas	(80)	(96)	(59)
Total tax charge	**(121)**	**(75)**	**(113)**
Tax rate reflected in earnings	**26.5%**	14.7%	23.0%

KJ Key judgements

- The application of tax legislation in relation to provisions for uncertain tax positions.

KE Key areas of estimation

- The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations.

Included in net (expense)/income not subject to tax is the benefit of available tax credits less the impact of foreign taxes not creditable, the tax impact of share-based payments and other expenses not deductible.

Factors which may affect future tax charges include changes in tax legislation, transfer pricing regulations, the level and mix of profitability in different countries, and settlements with tax authorities.

The 2024 State Aid provision release of £63m was a result of the Court of Justice of the European Union handing down its decision on 19 September 2024 determining that the United Kingdom controlled foreign company group financing partial exemption did not constitute State Aid. The Group had a receivable for the £97m tax and £8m interest on tax paid under the Charging Notices issued by HMRC in 2021. These amounts were received in 2025, along with the anticipated additional interest paid on the tax amounts collected.

The movement in provisions for tax uncertainties primarily reflects reassessment of existing exposures based on currently available information and tax authority correspondence, releases due to the expiry of relevant statutes of limitation and settlement of certain audits. The current tax liability of £47m (2024: £32m) includes £46m (2024: £35m) of provisions for tax uncertainties, whilst the net deferred income tax liability of £31m (2024: £11m) includes £21m (2024: £25m) of provisions for tax uncertainties, both principally in respect of several matters in the US and the UK. This includes matters under enquiry from the UK tax authorities with the relevant years being 2019 to 2021.

The Group is currently under audit in several countries, and the timing of any resolution of these audits is uncertain. In most of these countries, tax years up to and including 2018 are now statute barred from examination by tax authorities, however, a balance of £17m relates to certain remaining open issues. Of the remaining £50m balance, £21m relates to 2019, £8m to 2020, £5m to 2021, £3m to 2022, £5m to 2023, £6m to 2024 and £2m to 2025. The tax authorities may take a different view from management and the final liability may be greater or lower than provided.

Refer to note 33 for details of other uncertain tax positions.

The Group is within the scope of the UK legislation in relation to Pillar Two which was effective from 1 January 2024. Based on the most recent financial information available for the constituent entities in the Group, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. There are a limited number of jurisdictions where the transitional safe harbour relief does not apply, including jurisdictions that may not meet the 16% effective tax rate threshold required to qualify for the effective tax rate safe harbour test in FY25. However, the Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

7. Income tax *continued*

The tax benefit/(charge) recognised in other comprehensive income is as follows:

All figures in £ millions	2025	2024	2023
Net exchange differences on translation of foreign operations	–	2	–
Fair value gains on other financial assets	–	–	–
Remeasurement of retirement benefit obligations	(3)	(2)	20
	(3)	–	20

8. Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

Certain contingently issuable shares vested on 31 December 2023 but had not yet been issued. These shares were considered dilutive but did not materially impact basic EPS.

All figures in £ millions	2025	2024	2023
Earnings for the year	336	435	380
Non-controlling interest	(1)	(1)	(2)
Earnings attributable to equity shareholders	335	434	378
Weighted average number of shares (millions)	651.3	673.0	711.5
Effect of dilutive share options (millions)	9.0	11.0	5.8
Weighted average number of shares (millions) for diluted earnings	660.3	684.0	717.3
Earnings per share (in pence per share)			
Basic	51.4p	64.5p	53.1p
Diluted	50.7p	63.5p	52.7p

9. Dividends

All figures in £ millions	2025	2024	2023
Final paid in respect of prior year 16.6p (2024: 15.7p; 2023: 14.9p)	110	107	106
Interim paid in respect of current year 7.8p (2024: 7.4p; 2023: 7.0p)	50	49	49
	160	156	155

The Directors are proposing a final dividend in respect of the financial year ended 31 December 2025 of 17.4p per equity share which will absorb an estimated £109m of shareholders' funds. It will be paid on 8 May 2026 to shareholders who are on the register of members on 20 March 2026. These financial statements do not reflect this dividend as a liability.

Notes to the consolidated financial statements *continued*

10. Property, plant and equipment and investment property

All figures in £ millions	Investment property	Right-of-use assets	Owned assets: Land and buildings	Owned assets: Plant and equipment	Owned assets: Assets in the course of construction	Total
Cost						
At 1 January 2024	214	342	165	237	9	967
Exchange differences	–	2	1	1	1	5
Additions	7	39	–	4	27	77
Disposals and retirements	–	(33)	(22)	(84)	–	(139)
Reclassifications and transfers	–	–	7	21	(28)	–
At 31 December 2024	**221**	**350**	**151**	**179**	**9**	**910**
Exchange differences	**–**	**(19)**	**(9)**	**(10)**	**–**	**(38)**
Additions	**11**	**41**	**–**	**4**	**26**	**82**
Disposals and retirements	**–**	**(38)**	**–**	**(12)**	**–**	**(50)**
Reclassifications and transfers	**–**	**–**	**7**	**18**	**(25)**	**–**
At 31 December 2025	**232**	**334**	**149**	**179**	**10**	**904**

All figures in £ millions	Investment property	Right-of-use assets	Owned assets: Land and buildings	Owned assets: Plant and equipment	Owned assets: Assets in the course of construction	Total
Depreciation and impairment						
At 1 January 2024	(135)	(234)	(125)	(177)	–	(671)
Exchange differences	–	(2)	(2)	(2)	–	(6)
Charge for the year	(8)	(35)	(8)	(25)	–	(76)
Disposals and retirements	–	32	22	83	–	137
Reclassifications and transfers	–	–	–	–	–	–
Reversal of impairment/ (impairment)	(1)	–	–	–	–	(1)
At 31 December 2024	**(144)**	**(239)**	**(113)**	**(121)**	**–**	**(617)**
Exchange differences	**–**	**12**	**7**	**8**	**–**	**27**
Charge for the year	**(8)**	**(34)**	**(9)**	**(23)**	**–**	**(74)**
Disposals and retirements	**–**	**32**	**–**	**12**	**–**	**44**
Reclassifications and transfers	**–**	**–**	**–**	**–**	**–**	**–**
Reversal of impairment/ (impairment)	**11**	**6**	**–**	**–**	**–**	**17**
At 31 December 2025	**(141)**	**(223)**	**(115)**	**(124)**	**–**	**(603)**
Carrying amounts						
At 1 January 2024	79	108	40	60	9	296
At 31 December 2024	77	111	38	58	9	293
At 31 December 2025	**91**	**111**	**34**	**55**	**10**	**301**

10. Property, plant and equipment and investment property *continued*

Property, plant and equipment (including investment property) assets are assessed for impairment triggers annually or when triggering events occur. In 2025, there were impairment reversals of £20m (2024: £1m charge) in respect of property assets, comprising £17m in respect of right-of-use assets, and £3m in relation to owned assets that were classified as held for sale, which had a carrying value of £nil at 1 January 2025 but were sold for £3m during the year (see note 32).

Depreciation expense of £39m (2024: £42m; 2023: £40m) has been included in the income statement in cost of goods sold and £35m (2024: £34m; 2023: £39m) in operating expenses. The impairment reversal of £20m (2024: £1m charge; 2023: £2m charge) has been included within operating expenses within the income statement.

The recoverability of certain of the Group's right-of-use assets is based on the Group's ability to sublease vacant space. This involves the use of assumptions related to future subleases including the achievable rent, lease start dates, lease incentives such as rent free periods and the discount rate applied. Should the future sublease outcomes be more or less favourable than the assumptions used by management, this could result in additional impairment charges or reversals of impairment charges.

In 2025, total additions to right-of-use-assets are £51m (2024: £46m) including £10m (2024: £7m) in respect of investment property.

Investment property

Buildings, or portions of buildings, that are no longer occupied by the Group and are held for operating lease rental are classified as investment property. Investment property includes both right-of-use assets and owned assets. The Group recognised rental income of £10m (2024: £9m; 2023: £6m) in relation to properties classified as investment property. Investment property is measured using the cost model. As a result of the sublet agreements being entered into recently, as well as historical impairments, the fair value of investment property is deemed to be equal to the carrying value. The fair value of investment property has been determined using a discounted cash flow model. The valuation model is internally generated but uses inputs from external, independent property valuers, having appropriate recognised professional qualifications and recent experience in the location and category of the property being valued. The valuations require the application of judgement and involve the use of known inputs for existing contracted subleases as well as assumptions related to future potential subleases including the achievable rent, lease start dates, lease incentives such as rent free periods and the discount rate applied. The fair value measurement of investment properties has been classified as level 3 within the fair value hierarchy based on the inputs and valuation technique used. Should the future sublease outcomes be more or less favourable than the assumptions used by management, this could result in additional impairment charges or reversals of impairment charges.

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Cost							
At 1 January 2024	2,434	1,137	580	184	100	444	4,879
Exchange differences	2	12	6	(7)	–	(20)	(7)
Additions – internal development	–	91	–	–	–	–	91
Additions – purchased	–	–	–	–	–	–	–
Disposals and retirements	–	(89)	–	(1)	–	(5)	(95)
Acquisition of business (note 30)	1	–	–	–	–	1	2
Transfers	–	(5)	–	–	–	–	(5)
At 31 December 2024	**2,437**	**1,146**	**586**	**176**	**100**	**420**	**4,865**
Exchange differences	**(114)**	**(56)**	**(33)**	**(6)**	**(3)**	**(13)**	**(225)**
Additions – internal development	**–**	**105**	**–**	**–**	**–**	**–**	**105**
Additions – purchased	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Disposals and retirements	**–**	**(15)**	**–**	**–**	**–**	**–**	**(15)**
Acquisition of business (note 30)	**102**	**–**	**54**	**3**	**–**	**14**	**173**
Transfers	**–**	**–**	**–**	**–**	**–**	**–**	**–**
At 31 December 2025	**2,425**	**1,180**	**607**	**173**	**97**	**421**	**4,903**

Notes to the consolidated financial statements *continued*

11. Intangible assets *continued*

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation and impairment							
At 1 January 2024	–	(765)	(434)	(155)	(99)	(335)	(1,788)
Exchange differences	–	(8)	(6)	7	–	18	11
Charge for the year	–	(117)	(17)	(6)	–	(18)	(158)
Disposals and retirements	–	89	–	1	–	5	95
Transfers	–	1	–	–	–	–	1
At 31 December 2024	**–**	**(800)**	**(457)**	**(153)**	**(99)**	**(330)**	**(1,839)**
Exchange differences	–	38	26	5	3	11	83
Charge for the year	–	(112)	(16)	(5)	–	(20)	(153)
Disposals and retirements	–	15	–	–	–	–	15
Transfers	–	–	–	–	–	–	–
At 31 December 2025	**–**	**(859)**	**(447)**	**(153)**	**(96)**	**(339)**	**(1,894)**
Carrying amounts							
At 1 January 2024	2,434	372	146	29	1	109	3,091
At 31 December 2024	2,437	346	129	23	1	90	3,026
At 31 December 2025	**2,425**	**321**	**160**	**20**	**1**	**82**	**3,009**

> **KE** Key areas of estimation
>
> The valuation of acquired intangible assets recognised on the acquisition of a business. The valuation is based on a number of assumptions, including estimations of future business performance.

Software and acquired intangible assets

Acquired intangible assets are valued separately for each acquisition. For material business combinations, the valuation is determined with the support of a third-party specialist. The primary method of valuation used is the discounted cash flow method. Acquired intangibles are amortised either on a straight line basis or using an amortisation profile based on the projected cash flows underlying the acquisition date valuation of the intangible asset, which generally results in a larger proportion of amortisation being recognised in the early years of the asset's life, depending on the individual asset. The Group keeps the expected pattern of consumption under review. Other intangibles acquired includes technology.

Amortisation of £46m (2024: £40m; 2023: £37m) is included in the income statement in cost of goods sold and £107m (2024: £118m; 2023: £132m) in operating expenses. Impairment charges of £nil (2024: £nil; 2023: £nil) are included in operating expenses within the income statement.

The range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

	At 31 December 2025 Useful economic life
Class of intangible asset	
Acquired customer lists, contracts and relationships	3–20 years
Acquired trademarks and brands	2–20 years
Acquired publishing rights	5–20 years
Other intangibles acquired	2–20 years

The expected amortisation profile of acquired intangible assets is shown below:

	At 31 December 2025				
All figures in £ millions	One to five years	Six to ten years	Eleven to fifteen years	Sixteen to twenty years	Total
Class of intangible asset					
Acquired customer lists, contracts and relationships	72	50	34	4	160
Acquired trademarks and brands	16	4	–	–	20
Acquired publishing rights	1	–	–	–	1
Other intangibles acquired	69	9	4	–	82

11. Intangible assets *continued*

Impairment tests for cash-generating units (CGUs) containing goodwill

Impairment tests have been carried out as described below. Goodwill was allocated to CGUs, or an aggregation of CGUs, where goodwill could not be reasonably allocated to individual business units. Impairment reviews were conducted on these aggregated CGUs as follows:

All figures in £ millions	2025 Goodwill	2024 Goodwill
Assessment & Qualifications	1,288	1,369
Virtual Learning	397	426
English Language Learning	250	246
Enterprise Learning & Skills	338	330
Higher Education	152	66
Total	**2,425**	2,437

Goodwill is tested at least annually for impairment. The recoverable amount of each aggregated CGU is based on the higher of value in use and fair value less costs of disposal. The impairment assessment is based on value in use. Other than goodwill there are no intangible assets with indefinite lives. No impairments of goodwill were recorded in 2025 or 2024.

Determination of CGUs and reallocation of goodwill

Pearson identifies its CGUs based on its operating model and how data is collected and reviewed for management reporting and strategic planning purposes in accordance with IAS 36 'Impairment of Assets'. The CGUs and CGU aggregations reflect the level at which goodwill is monitored by management.

In 2025, goodwill of £18m was transferred from the Higher Education CGU aggregation to the Enterprise Learning & Skills CGU aggregation in relation to the IT Pro business (see note 2). A relative value method was used to determine the amount of goodwill that should be transferred.

Key assumptions

For the purpose of estimating the value in use of the CGUs, management has used an income approach based on present value techniques. The calculations for all CGUs use cash flow projections based on financial budgets approved by the Board covering a five-year period.

The key assumptions used by management in the value in use calculations were:

Discount rates – The discount rates are based on the Group's weighted average cost of capital, where the cost of equity is calculated based on the risk-free rate of government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. Where CGUs cover multiple territories, a blended risk-free rate is used. Base discount rates were assessed as reflecting underlying economic conditions, and so no further risk premiums were considered necessary. The average pre-tax discount rates range from 10.3% to 12.6% (2024: pre-tax 10.8% to 13.2%).

Perpetuity growth rates – The perpetuity growth rates are based on inflation trends. A perpetuity growth rate of 2% (2024: 2%) was used for cash flows subsequent to the approved budget period for CGUs operating primarily in mature markets. This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historical growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates. A blended growth rate of 3.5% (2024: 3.5%) was used for cash flows subsequent to the approved budget period for English Language Learning which has a higher exposure to emerging markets with higher inflation. This geographically blended growth rate is generally in line with the long-term historical growth rates in those markets.

The key assumptions used by management in setting the financial budgets were as follows:

Forecast sales growth rates – Forecast sales growth rates are based on past experience adjusted for the strategic direction and near-term investment priorities within each CGU. Key assumptions include growth in Enterprise Learning and Skills and English Language Learning due to product-led share gains and key accounts, growth in Virtual Learning driven by market demand and new schools, and strong core performance and market expansion in Assessments and Qualifications and Higher Education. The sales forecasts use average nominal growth rates of low-mid single digits for mature businesses in mature markets and mid-high single digit growth where there has been significant organic and / or inorganic investment.

Operating profits – Operating profits are forecast based on historical experience of operating margins, adjusted for the impact of changes to product costs, strategic developments and new business cases to the extent they have been formally approved prior to the balance sheet date. Management applies judgement in allocating corporate costs on a reasonable and consistent basis in order to determine operating profit at a CGU level.

Management have considered the impact of climate change risks (including physical and transition risks and the costs associated with achieving the Group's net zero commitment) and are satisfied that any related costs will not materially impact the Group's cash flow projections or impairment judgements at 31 December 2025.

Notes to the consolidated financial statements *continued*

11. Intangible assets *continued*

The table below shows the key assumptions used by management in the value in use calculations.

	2025		2024	
	Discount rate	Perpetuity growth rate	Discount rate	Perpetuity growth rate
Assessment & Qualifications	**10.5%**	**2.0%**	11.0%	2.0%
Virtual Learning	**10.3%**	**2.0%**	10.9%	2.0%
English Language Learning	**12.6%**	**3.5%**	13.2%	3.5%
Enterprise Learning & Skills	**10.6%**	**2.0%**	10.8%	2.0%
Higher Education	**10.5%**	**2.0%**	10.8%	2.0%

Sensitivities

Impairment testing for the year ended 31 December 2025 has identified that the Enterprise Learning & Skills CGU aggregation is sensitive to reasonably possible changes in key assumptions. The Enterprise Learning & Skills headroom at 31 December 2025 is £123m, this headroom would be eliminated if the discount rate increased by 1.6%.

12. Investments in joint ventures and associates

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2025	2024
Associates	**8**	12
Total	**8**	12

The amounts recognised in the income statement for the year ended 31 December 2025 were a profit of £1m (2024: £2m; 2023: £1m).

The Group has no material associates or joint ventures. The largest associate is a 49% interest in The Egyptian International Publishing Company-Longman, which had a carrying value of £6m as at 31 December 2025 (2024: £9m).

During 2024, the Group sold part of its investment in its associate, Academy of Pop, for £4m, resulting in a gain of £2m. The remaining stake is now classified as a financial investment.

There were no material transactions with associates or joint ventures during 2025 or 2024.

13. Deferred income tax

All figures in £ millions	2025	2024
Deferred income tax assets	**58**	52
Deferred income tax liabilities	**(89)**	(63)
Net deferred income tax liability	**(31)**	(11)

Substantially all of the deferred income tax assets are expected to be recovered after more than one year. See note 7 for details of provisions for tax uncertainties held within deferred tax.

Deferred tax assets and liabilities are presented on a net basis where the Group has a legally enforceable right of offset and the taxes relate to the same fiscal authority.

At 31 December 2025, the Group has gross tax losses for which no deferred tax asset is recognised of £896m (2024: £965m). The expiry date and key geographic split of these losses is set out in the following table.

Year ended 31 December 2025	Gross				Tax effected			
	UK	US	Other	Total	UK	US	Other	Total
Tax losses expiring:								
Within 10 years	–	411	14	**425**	–	86	3	**89**
Within 10–20 years	–	117	–	**117**	–	6	–	**6**
Available indefinitely	167	39	148	**354**	42	2	47	**91**
Total	167	567	162	**896**	42	94	50	**186**

13. Deferred income tax *continued*

	Gross				Tax effected			
Year ended 31 December 2024	UK	US	Other	Total	UK	US	Other	Total
Tax losses expiring:								
Within 10 years	–	443	21	**464**	–	92	5	**97**
Within 10–20 years	–	135	–	**135**	–	7	–	**7**
Available indefinitely	167	38	161	**366**	42	2	52	**96**
Total	167	616	182	**965**	42	101	57	**200**

The decrease in unrecognised tax losses in the US is principally due to the impact of foreign exchange movements. The decrease in unrecognised tax losses in Other is principally due to the increased recognition of tax losses in Brazil during the period. Other unrecognised tax losses includes £100m gross (2024: £116m) and £34m tax effected (2024: £39m) relating to Brazil.

Other gross deductible temporary differences for which no deferred tax asset is recognised total £198m (2024: £194m). This includes £190m (2024: £188m) in respect of interest limitations. The amount of temporary differences associated with subsidiaries for which no deferred tax has been provided totals £274m (2024: £290m).

No deferred income tax assets (2024: £9m) have been recognised in countries that reported a tax loss in either the current or preceding year. The 2024 balance primarily arose in respect of tax losses in Australia and Argentina.

The recognition of the deferred income tax assets is supported by management's forecasts of the future profitability of the relevant countries. In some cases deferred income tax assets are forecast to be recovered through taxable profits over a period that exceeds five years. Management consider these forecasts are sufficiently reliable to support the recovery of the assets. Where there are insufficient forecasts of future profits, deferred income tax assets have not been recognised.

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Accruals and other provisions	Retirement benefit obligations	Deferred revenue	Goodwill and intangibles	Interest limitations	Other	Total
Deferred income tax assets/(liabilities)								
At 1 January 2024	101	59	(114)	43	(152)	34	18	(11)
Exchange differences	(2)	–	–	–	–	–	(1)	(3)
Acquisitions and disposals of subsidiaries	–	–	–	–	–	–	–	–
Income statement benefit/(charge)	(23)	(2)	3	2	29	(16)	4	(3)
Tax charge in OCI/equity	–	7	(2)	–	–	–	1	6
At 31 December 2024	**76**	**64**	**(113)**	**45**	**(123)**	**18**	**22**	**(11)**
Exchange differences	–	(2)	–	(1)	–	–	–	(3)
Acquisitions and disposals of subsidiaries	–	–	–	–	(1)	–	–	(1)
Income statement benefit/(charge)	(10)	2	(6)	(2)	35	(18)	(8)	(7)
Tax charge in OCI/equity	–	(6)	(3)	–	–	–	–	(9)
At 31 December 2025	**66**	**58**	**(122)**	**42**	**(89)**	**–**	**14**	**(31)**

Included within accruals and other provisions is an amount of £15m (2024: £23m) in respect of share based payments. Other deferred income tax items include temporary differences in respect of right-of-use assets (deferred tax asset of £37m (2024: £47m), with an offsetting deferred tax liability of £33m (2024: £37m), and accelerated capital allowances of £10m (2024: £11m).

Notes to the consolidated financial statements *continued*

14. Classification of financial instruments

The accounting classification of each class of the Group's financial assets, and their carrying values, is as follows:

All figures in £ millions	Notes		Fair value		Amortised cost	2025
		Fair value through other comprehensive income	Fair value through profit and loss	Fair value – hedging instrument	Financial assets	Total carrying value
Investments in listed and unlisted securities	15	**24**	**101**	**–**	**–**	**125**
Cash and cash equivalents	17	**–**	**11**	**–**	**322**	**333**
Derivative financial instruments	16	**–**	**14**	**2**	**–**	**16**
Trade receivables	22	**–**	**–**	**–**	**661**	**661**
Investment in finance lease receivable	22	**–**	**–**	**–**	**66**	**66**
Other receivable		**–**	**16**	**–**	**–**	**16**
Total financial assets		**24**	**142**	**2**	**1,049**	**1,217**

All figures in £ millions	Notes		Fair value		Amortised cost	2024
		Fair value through other comprehensive income	Fair value through profit and loss	Fair value – hedging instrument	Financial assets	Total carrying value
Investments in listed and unlisted securities	15	28	113	–	–	141
Cash and cash equivalents	17	–	62	–	481	543
Derivative financial instruments	16	–	30	21	–	51
Trade receivables	22	–	–	–	614	614
Contract assets - unbilled[1]	22	–	–	–	71	71
Investment in finance lease receivable	22	–	–	–	83	83
Other receivable		–	12	–	–	12
Total financial assets		28	217	21	1,249	1,515

1. In 2025, we have removed the amounts related to unbilled revenue as they are not required to be disclosed in this note. The 2024 comparative has not been restated on the grounds of materiality.

The carrying value of the Group's financial assets is equal to, or approximately equal to, the market value. The other receivable includes the contingent consideration receivable on the disposal of POLs.

The accounting classification of each class of the Group's financial liabilities, together with their carrying values and market values, is as follows:

All figures in £ millions	Notes		Fair value	Amortised cost		2025
		Fair value through profit and loss	Fair value – hedging instrument	Other financial liabilities	Total carrying value	Total market value
Derivative financial instruments	16	**(2)**	**(1)**	**–**	**(3)**	**(3)**
Trade payables	24	**–**	**–**	**(281)**	**(281)**	**(281)**
Deferred and contingent consideration	24	**(1)**	**–**	**(16)**	**(17)**	**(17)**
Borrowings due within one year	18	**–**	**–**	**(62)**	**(62)**	**(62)**
Borrowings due after more than one year	18	**–**	**–**	**(1,419)**	**(1,419)**	**(1,398)**
Total financial liabilities		**(3)**	**(1)**	**(1,778)**	**(1,782)**	**(1,761)**

All figures in £ millions	Notes		Fair value	Amortised cost		2024
		Fair value through profit and loss	Fair value – hedging instrument	Other financial liabilities	Total carrying value	Total market value
Derivative financial instruments	16	(10)	(48)	–	(58)	(58)
Trade payables	24	–	–	(273)	(273)	(273)
Deferred and contingent consideration	24	(1)	–	(21)	(22)	(22)
Borrowings due within one year	18	–	–	(315)	(315)	(312)
Borrowings due after more than one year	18	–	–	(1,157)	(1,157)	(1,123)
Total financial liabilities		(11)	(48)	(1,766)	(1,825)	(1,788)

14. Classification of financial instruments *continued*

Fair value measurement

Financial instruments that are measured subsequently to initial recognition at fair value are grouped into levels 1 to 3, based on the degree to which the fair value is observable, as follows:

Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. The Group's bonds valued at £685m (2024: £918m) and money market funds of £11m (2024: £62m) included within cash and cash equivalents, listed securities of £1m (2024: £6m) and £3m (2024: £nil) of other receivables relating to an escrow account (see note 30) are classified as level 1.

Level 2 fair value measurements are those derived from inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices). The Group's derivative assets valued at £16m (2024: £51m) and derivative liabilities valued at £3m (2024: £58m) are classified as level 2.

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The Group's investments in unlisted securities are valued at £124m (2024: £135m), contingent consideration of £1m (2024: £1m) and the other receivable of £13m (2024: £12m) are classified as level 3.

The movements in fair values of level 3 financial assets measured at fair value are shown in the table below:

All figures in £ millions	Other receivable	Investments in unlisted securities	2025 Total	2024 Total
At 1 January	12	135	147	155
Exchange differences	–	(7)	(7)	2
Acquisition of investments and other receivable	–	5	5	9
Repayments	(1)	–	(1)	–
Reclassification out of level 3	–	–	–	(6)
Fair value movements – OCI	–	(2)	(2)	(2)
Fair value movements – income statement	2	(7)	(5)	(11)
At 31 December	**13**	**124**	**137**	147

The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset, recent funding rounds and amounts realised on the sale of similar assets. In 2024, one of the investments held was listed, and therefore the investment of £6m was reclassified out of level 3 and into level 1. The investment had a carrying value of £1m as at 31 December 2025.

The other receivable relates to £13m (2024: £12m) in respect of the contingent consideration receivable for the sale of the POLS business, which comprises a 27.5% share of positive adjusted EBITDA in each calendar year for six years from the date of disposal, and 27.5% of the proceeds received by the purchaser in relation to any future monetisation event.

The valuation of the contingent consideration receivable has been determined on the basis of a discounted cash flow model, and valued by a third-party specialist. The key inputs into the discounted cash flow model are the estimates of adjusted EBITDA for the 6 years from the date of disposal and the estimate of the valuation of the business thereafter. Reasonably possible changes in assumptions for the inputs into the model would not have a material impact on the carrying value of the contingent consideration, and therefore sensitivities have not been disclosed.

The deferred and contingent consideration payable in respect of prior year acquisitions is measured as the net present value of the expected cash flows. The movement in the fair value of the deferred and contingent consideration payable measured at fair value or amortised cost is shown in the table below:

All figures in £ millions	Deferred consideration	Contingent consideration	2025 Total	2024 Total
At 1 January	(21)	(1)	(22)	(57)
Exchange differences	1	–	1	–
Acquisitions	–	–	–	(1)
Fair value movements – income statement	–	–	–	(2)
Repayments	4	–	4	38
At 31 December	**(16)**	**(1)**	**(17)**	(22)

Notes to the consolidated financial statements *continued*

15. Other financial assets

All figures in £ millions	2025	2024
At 1 January	141	143
Exchange differences	(7)	2
Acquisition of investments	5	9
Disposal of investments	–	–
Fair value movements – OCI	(7)	(2)
Fair value movements – income statement	(7)	(11)
At 31 December	**125**	141

Other financial assets are listed and unlisted securities of £125m (2024: £141m), of which £24m (2024: £28m) are classified at fair value through other comprehensive income (FVOCI), with the remaining £101m (2024: £113m) mainly relating to investments in funds, being required to be held at fair value through profit and loss (FVTPL). The assets, which are not held for trading, relate to the Group's interests in new and innovative educational ventures across the world. These are strategic investments and where permitted, the Group made the election to classify such investments as FVOCI on initial recognition of the assets. None of the investments are individually significant to the financial statements and therefore sensitivities have not been provided.

During the year, the Group did not dispose of any investments that were classified as FVOCI (2024: none).

16. Derivative financial instruments and hedge accounting

The Group's approach to the management of financial risks is set out in note 19. The Group's outstanding derivative financial instruments are as follows:

		2025			2024	
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	–	–	–	166	–	(1)
Interest rate derivatives – not in a hedge relationship	375	14	(2)	779	22	(6)
Cross-currency rate derivatives – in a hedge relationship	–	–	–	342	21	(32)
Cross-currency rate derivatives – not in a hedge relationship	–	–	–	83	–	(4)
FX derivatives – in a hedge relationship	993	2	(1)	1,049	–	(15)
FX derivatives – not in a hedge relationship	163	–	–	711	8	–
Total	**1,531**	**16**	**(3)**	3,130	51	(58)
Analysed as expiring:						
In less than one year	1,156	2	(1)	2,505	31	(54)
Later than one year and not later than five years	75	–	(1)	325	3	(1)
In greater than five years	300	14	(1)	300	17	(3)
Total	**1,531**	**16**	**(3)**	3,130	51	(58)

16. Derivative financial instruments and hedge accounting *continued*

The Group's treasury policies only allow derivatives to be entered into where the objective is risk mitigation. These are then designated for hedge accounting using the following criteria:

- Where interest rate and cross-currency interest rate swaps are used to convert fixed rate debt to floating and we expect to receive inflows equal to the fixed rate debt interest, these are classified as fair value hedges;
- Where derivatives are used to create a future foreign currency exposure to provide protection against currency movements affecting the foreign currency movements of an overseas investment, these are designated as a net investment hedge;
- All other derivatives are not designated in a hedge relationship.

The Group's fixed rate GBP debt is held as fixed rate instruments at amortised cost.

The Group uses FX derivatives including forwards, collars, cross-currency swaps and swaptions to create synthetic USD debt as a hedge of its USD assets and to achieve reasonable certainty of USD currency conversion rates, in line with the Group's FX hedging policy. As at 31 December 2025, the Group held FX forwards and swaps with a notional of £324m (2024: £690m), with an additional £334m (2024: £180m) of collars.

In 2025, the Group repaid its euro issued debt. Until the debt was repaid, the Group used a combination of interest rate and cross-currency swaps to convert the Euro notes. Fair value hedges and net investment hedges were in place until the debt was repaid.

The Group's portfolio of derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.

Fair value hedges

In 2025, the Group repaid its euro issued debt and closed out various related derivative instruments. As at 31 December 2025, the Group has no designated fair value hedges in place.

Hedging of Euro Issued Debt:

The Group used interest rate swaps and cross-currency swaps as fair value hedges of the Group's euro issued debt.

Interest rate exposure arose from movements in the fair value of the Group's euro debt attributable to movements in euro interest rates. The hedged risk was the change in the euro bonds fair value attributable to interest rate movements. The hedged items were the Group's euro bonds which were issued at a fixed rate. The hedging instruments were fixed to floating euro interest rate swaps where the Group received fixed interest payments and paid three-month Euribor.

As the critical terms of the interest rate swaps matched the bonds, there was an expectation that the value of the hedging instrument and the value of the hedged item moved equally in the opposite direction as a result of movements in the zero coupon Euribor curve. Potential sources of hedge ineffectiveness would have been material changes in the credit risk of swap counterparties or a reduction or modification in the hedge item.

A foreign currency exposure arose from foreign exchange fluctuations on translation of the Group's euro debt into GBP. The hedged risk was the risk of changes in the GBP:EUR spot rate that resulted in changes in the value of the euro debt when translated into GBP. The hedged items were a portion of the Group's euro bonds. The hedging instruments were floating to floating cross-currency swaps which mitigated an exposure to the effect of euro strengthening against GBP within the hedge item.

As the critical terms of the cross-currency swap matched the bonds, there was an expectation that the value of the hedging instrument and the value of the hedged item moved in the opposite direction as a result of movements in the EUR:GBP exchange rate. Potential sources of hedge ineffectiveness were a reduction or modification in the hedged item or a material change in the credit risk of swap counterparties.

The Group held the following instruments to hedge exposures to changes in interest rates and foreign currency risk associated with borrowings:

All figures in £ millions	Carrying amount of hedging instruments	Change in fair value of hedging instrument used to determine hedge ineffectiveness	2025 Nominal amounts of hedging instruments
Derivative financial instruments for interest rate risk	–	1	–
Derivative financial instruments for currency risk	–	(21)	–

Notes to the consolidated financial statements *continued*

16. Derivative financial instruments and hedge accounting *continued*

All figures in £ millions	Carrying amount of hedging instruments	Change in fair value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments 2024
Derivative financial instruments for interest rate risk	(1)	5	166
Derivative financial instruments for currency risk	21	(8)	166

The amounts at the reporting date relating to items designated as hedge items were as follows:

All figures in £ millions	Carrying amount of hedged items	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount	Change in fair value of hedged item used to determine hedge ineffectiveness	Hedge ineffectiveness	Line item in profit or loss that includes hedge ineffectiveness 2025
Interest rate risk					
Financial liabilities – borrowings	–	–	–	–	**Finance costs**
Currency risk					
Financial liabilities – borrowings	–	–	–	–	**Finance costs**

All figures in £ millions	Carrying amount of hedged items	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount	Change in fair value of hedged item used to determine hedge ineffectiveness	Hedge ineffectiveness	Line item in profit or loss that includes hedge ineffectiveness 2024
Interest rate risk					
Financial liabilities – borrowings	(166)	1	(5)	–	Finance costs
Currency risk					
Financial liabilities – borrowings	(166)	n/a	8	–	Finance costs

Hedge of net investment in a foreign operation

A foreign currency exposure arises from the translation of the Group's net investments in its subsidiaries. The hedged risk is the risk of changes in the currency spot rate (eg GBP:USD) that will result in changes in the value of the Group's net investment in its overseas subsidiaries when translated into GBP. The hedged items are a portion of the Group's assets which are denominated in USD. The hedging instruments are debt and derivative financial instruments, including cross-currency swaps, FX forwards and FX collars, which mitigates an exposure to the effect of a weakening USD on the hedged item against GBP. It is expected that the change in value of each of these items will mirror each other as there is a clear and direct economic relationship between the hedging instrument and the hedged item in the hedge relationship.

Hedge ineffectiveness would arise if the value of the hedged items fell below the value of the hedging instruments; however, this is unlikely as the value of the Group's assets denominated in USD is significantly greater than the proposed net investment programme.

The amounts related to items designated as hedging instruments were as follows:

All figures in £ millions	Carrying amount of hedging instruments	Change in value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments	Hedging gains/ (losses) recognised in OCI	Hedge ineffectiveness recognised in profit or loss 2025
Derivative financial instruments	**1**	**48**	**993**	**48**	**–**
Financial liabilities – borrowings	**–**	**–**	**–**	**–**	**–**

All figures in £ millions	Carrying amount of hedging instruments	Change in value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments	Hedging gains/ (losses) recognised in OCI	Hedge ineffectiveness recognised in profit or loss 2024
Derivative financial instruments	(47)	(29)	1,225	(29)	–
Financial liabilities – borrowings	–	–	–	–	–

Included in the translation reserve is a cost of hedging reserve relating to the time value of FX collars which is not separately disclosed due to materiality. The value of that reserve will decrease over the life of the hedge transaction. The balance as at 31 December 2025 was £nil (2024: £3m). During the year £nil (2024: £nil) of hedging gains were recycled to the profit and loss.

16. Derivative financial instruments and hedge accounting *continued*

Offsetting arrangements with derivative counterparties

All of the Group's derivative financial instruments are subject to enforceable netting arrangements with individual counterparties, allowing net settlement in the event of default of either party. Derivative financial assets and liabilities subject to offsetting arrangements are as follows:

All figures in £ millions	Gross derivative assets	Gross derivative liabilities	2025 Net derivative assets/ liabilities	Gross derivative assets	Gross derivative liabilities	2024 Net assets/ liabilities
Counterparties in an asset position	**16**	**(3)**	**13**	24	(7)	17
Counterparties in a liability position	**–**	**–**	**–**	27	(51)	(24)
Total as presented in the balance sheet	**16**	**(3)**	**13**	51	(58)	(7)

Offset arrangements in respect of cash balances are described in note 17.

Counterparty exposure from all derivatives is managed, together with that from deposits and bank account balances, within credit limits that reflect published credit ratings and by reference to other market measures (e.g. market prices for credit default swaps) to ensure that there is no significant exposure to any one counterparty's credit risk.

The Group has no material embedded derivatives that are required to be separately accounted for in accordance with IFRS 9 'Financial Instruments'.

17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2025	2024
Cash at bank and in hand	**327**	444
Short-term bank deposits	**6**	99
Cash and cash equivalents	**333**	543

All figures in £ millions	2025	2024
Cash and cash equivalents	**333**	543
Bank overdrafts	**–**	–
Cash and cash equivalents in the cash flow statement	**333**	543

Included within cash at bank and in hand is £11m (2024: £62m) of money market funds. Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2025, the currency split of cash and cash equivalents was US dollar 29% (2024: 33%), sterling 14% (2024: 27%), and other 57% (2024: 40%).

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature.

The Group has certain cash pooling arrangements in US dollars, sterling, Euro and Canadian dollars where both the company and the bank have a legal right of offset. The company presents these amounts net in the balance sheet where legal right of offset exists and the company has the intention to settle net if required. As at 31 December 2025, £nil of financial liabilities (2024: £2m) were presented net within financial assets.

18. Financial liabilities – borrowings

The Group's current and non-current borrowings are as follows:

All figures in £ millions	2025	2024
Non-current		
3.75% GBP notes 2030 (nominal amount £350m)	**356**	355
5.375% GBP notes 2034 (nominal amount £350m)	**350**	350
Revolving Credit Facilities	**297**	–
Lease liabilities (see note 34)	**416**	452
	1,419	1,157
Current (due within one year or on demand)		
1.375% Euro notes 2025 (nominal amount €300m)	**–**	250
Lease liabilities (see note 34)	**62**	65
Overdrafts	**–**	–
	62	315
Total borrowings	**1,481**	1,472

Notes to the consolidated financial statements *continued*

18. Financial liabilities – borrowings *continued*

Included in non-current borrowings is £13m of accrued interest (2024: £13m). No accrued interest is included in current borrowings (2024: £2m). The maturities of the Group's non-current borrowings are as follows:

All figures in £ millions	2025	2024
Between one and two years	70	71
Between two and five years	778	149
Over five years	571	937
	1,419	1,157

In May 2025, the Group repaid its €300m 1.375% Euro notes 2025 and closed out various related derivatives. In 2024, the Group issued a new £350m 5.375% GBP denominated Education Bond. The bond was admitted to trading on the London Stock Exchange. The proceeds from the bond were used to finance or refinance projects or expenditure that meets the eligible categories set out in the Group's Social Bond Framework.

The carrying amounts and market values of borrowings are as follows:

All figures in £ millions	2025			2024		
	Effective interest rate	Carrying value	Market value	Effective interest rate	Carrying value	Market value
1.375% Euro notes 2025	–	–	–	1.44%	250	247
3.75% GBP notes 2030	3.93%	356	338	3.93%	355	328
5.375% GBP notes 2034	5.6%	350	347	5.6%	350	343
Revolving Credit Facilities	n/a	297	297	–	–	–
		1,003	982		955	918

The market values stated above are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group's borrowings before the effect of derivatives (see notes 16 and 19 for further information on the impact of derivatives) are denominated in the following currencies:

All figures in £ millions	2025	2024
US dollar	153	187
Sterling	1,309	1,013
Euro	2	253
Other	17	19
	1,481	1,472

In June 2025, the Group secured a new three-year, $800 million revolving credit facility. This facility can be utilised for general corporate purposes, enhancing our liquidity, and is in addition to the Group's existing revolving credit facility. The Group had $1.4bn (£1.0bn) of undrawn capacity on its committed borrowing facilities as at 31 December 2025 (2024: $1bn (£0.8bn) undrawn). For these facilities, the two main covenants require net debt to EBITDA to be a maximum of four times and interest cover to be at least three times. The Group reports against these criteria twice a year and has had significant headroom against both criteria throughout the reporting period. Based on current projections, the covenants will not be breached when they are next tested at the 2026 interim reporting date. There are no additional significant covenants attached to any of the GBP denominated notes.

In addition, there are a number of short-term facilities that are utilised in the normal course of business. All of the Group's borrowings are unsecured. In respect of lease obligations, the rights to the leased asset revert to the lessor in the event of default.

19. Financial risk management

The Group's approach to the management of financial risks, together with sensitivity analyses of its financial instruments, is set out below.

Treasury policy

Pearson's treasury policies set out the Group's principles for addressing key financial risks including capital risk, liquidity risk, foreign exchange risk and interest rate risk, and sets out measurable targets for each. The Audit Committee receives quarterly reports incorporating compliance with measurable targets and reviews and approves any changes to treasury policies annually.

The treasury function is permitted to use derivatives where their use reduces a risk or allows a transaction to be undertaken more cost effectively. Derivatives permitted include swaps, forwards and collars to manage foreign exchange and interest rate risk, with foreign exchange swap and forward contracts the most commonly executed. Speculative transactions are not permitted.

Capital risk

The Group's objectives when managing capital are:

- To maintain a strong balance sheet and a solid investment grade rating;
- To continue to invest in the business organically and through acquisitions; and
- To have a sustainable and progressive dividend policy.

At 31 December 2025, the Group and its bonds were rated BBB (stable outlook) with Fitch Ratings Limited and Baa2 (stable outlook) with Moody's Investor Services.

19. Financial risk management *continued*

Net debt

The Group's net debt position is set out below:

All figures in £ millions	2025	2024
Cash and cash equivalents	**333**	543
Overdrafts	**–**	–
Derivative financial instruments	**13**	(7)
Revolving Credit Facilities	**(297)**	–
Bonds	**(706)**	(955)
Investment in finance lease receivable	**66**	83
Lease liabilities	**(478)**	(517)
Net debt	**(1,069)**	(853)

Interest and foreign exchange rate management

The Group's principal currency exposure is to the US dollar which represents 67% of the Group's sales.

The Group's long-term debt is primarily held in US dollars to provide a natural hedge of this exposure, which is achieved through issued US dollar debt or converting GBP debt to US dollars using cross-currency swaps, forwards and collars. As at 31 December 2025 the Group's gross debt is £1,481m (2024: £1,472m). £1,181m (2024: £1,472m) of debt is held at fixed rates and £300m (2024: £nil) is held at floating rates.

See note 16 for details of the Group's hedging programme which addresses interest rate risk and foreign currency risk.

Overseas profits are converted to sterling to satisfy sterling cash outflows such as dividends at the prevailing spot rate at the time of the transaction. To the extent the Group has sufficient sterling, US dollars may be held as dollar cash to provide a natural offset to the Group's debt or to satisfy future US dollar cash outflows.

The Group does not have significant cross-border foreign exchange transactional exposures.

As at 31 December 2025, the sensitivity of the carrying value of the Group's financial instruments to fluctuations in interest rates and exchange rates is as follows:

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	2025 Impact of 10% weakening in sterling
Investments in listed and unlisted securities	**125**	**–**	**–**	**(8)**	**10**
Other receivable	**16**	**–**	**–**	**(1)**	**2**
Cash and cash equivalents	**333**	**–**	**–**	**(23)**	**27**
Derivative financial instruments	**13**	**2**	**(2)**	**41**	**(56)**
Bonds	**(706)**	**–**	**–**	**–**	**–**
Other borrowings	**(775)**	**–**	**–**	**16**	**(19)**
Investment in finance lease receivable	**66**	**–**	**–**	**(6)**	**7**
Deferred and contingent consideration	**(17)**	**–**	**–**	**2**	**(2)**
Other net financial assets	**465**	**–**	**–**	**(36)**	**45**
Total	**(480)**	**2**	**(2)**	**(15)**	**14**

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	2024 Impact of 10% weakening in sterling
Investments in unlisted securities	141	–	–	(10)	12
Other receivable	12	–	–	(1)	1
Cash and cash equivalents	543	–	–	(32)	40
Derivative financial instruments	(7)	4	(4)	22	(24)
Bonds	(955)	–	–	23	(28)
Other borrowings	(517)	–	–	19	(23)
Investment in finance lease receivable	83	–	–	(8)	9
Deferred and contingent consideration	(22)	–	–	2	(2)
Other net financial assets	412	–	–	(32)	40
Total	(310)	4	(4)	(17)	25

Notes to the consolidated financial statements *continued*

19. Financial risk management *continued*

The previous table shows the sensitivities of the values of each class of financial instrument to an isolated change in either interest rates or foreign exchange rates. Any options that are out of the money at maturity will not be exercised and this assumption has been factored into the calculation. Other net financial assets comprise trade receivables less trade payables. When calculating the impact of the sensitivity of each class of financial instrument to foreign exchange rates, with the exception of net debt (including cash balances), the Group is mainly exposed to translational risk rather than transactional risk as transactions are mainly carried out in the currency that they are recorded in. The calculation excludes the impact of unhedged intercompany positions. As a result, a significant proportion of the movements shown in the table would impact equity rather than the income statement due to the location and functional currency of the entities in which they arise and the availability of net investment hedging.

Liquidity and refinancing risk management

The Group regularly reviews the level of cash and debt facilities required to fund its activities. This involves preparing a prudent cash flow forecast for the next three to five years, determining the level of debt facilities required to fund the business, planning for shareholder returns and repayments of maturing debt, and identifying an appropriate amount of headroom to provide a reserve against unexpected outflows.

In June 2025, the Group secured a new three-year, $800 million revolving credit facility. This facility can be utilised for general corporate purposes, enhancing our liquidity, and is in addition to the Group's existing revolving credit facility. At 31 December 2025, the Group had cash of £0.3bn (2024: £0.5bn), and outstanding drawings of £0.3bn (2024: £nil) on the US dollar denominated revolving credit facility maturing June 2028 and February 2029, but which have options to extend the maturities until 2030, of $1.8bn (2024: $1bn).

The facilities contain interest cover and leverage covenants which the Group has complied with for the year ended 31 December 2025. The maturity of the carrying values of the Group's borrowings and trade payables are set out in notes 18 and 24 respectively.

In May 2025, the Group repaid its €300m 1.375% Euro notes 2025 and closed out various related derivatives. In 2024, the Group issued a new £350m 5.375% GBP denominated Education Bond.

At the end of 2025, the currency split of the Group's trade payables was US dollar £207m (2024: £191m), sterling £46m (2024: £51m) and other currencies £28m (2024: £31m). Trade payables are all due within one year (2024: all due within one year).

The next table analyses the Group's bonds and derivative assets and liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. FX derivatives related to net investment hedges are included in this table. Derivatives that are not part of our net investment hedging have been excluded as they are short dated. The amounts disclosed in the table are the contractual undiscounted cash flows (including interest) and as such may differ from the amounts disclosed on the balance sheet. Any cash flows based on a floating rate are calculated using interest rates set at the interest rates prevailing at 31 December of the relevant year. Where this is not possible, floating rates are based on interest rates prevailing at 31 December in the relevant year.

	Analysed by maturity				Analysed by currency			
All figures in £ millions	Greater than one month and less than one year	Later than one year but less than five years	Five years or more	Total	USD	GBP	Other	Total
At 31 December 2025								
Bonds	**32**	**478**	**425**	**935**	**–**	**935**	**–**	**935**
Rate derivatives – inflows	**(11)**	**(39)**	**(32)**	**(82)**	**–**	**(82)**	**–**	**(82)**
Rate derivatives – outflows	**9**	**32**	**26**	**67**	**–**	**67**	**–**	**67**
FX forwards – inflows	**(326)**	**–**	**–**	**(326)**	**–**	**(326)**	**–**	**(326)**
FX forwards – outflows	**324**	**–**	**–**	**324**	**324**	**–**	**–**	**324**
Total	**28**	**471**	**419**	**918**	**324**	**594**	**–**	**918**
At 31 December 2024								
Bonds[1]	250	–	705	955	–	705	250	955
Rate derivatives – inflows	(394)	(3)	(17)	(414)	(2)	(163)	(249)	(414)
Rate derivatives – outflows	408	1	3	412	176	235	1	412
FX forwards – inflows	(1,034)	–	–	(1,034)	–	(1,034)	–	(1,034)
FX forwards – outflows	1,049	–	–	1,049	1,049	–	–	1,049
Total	279	(2)	691	968	1,223	(257)	2	968

1. The 2024 figures for bonds have been given on a discounted basis for the year ended 31 December 2025. If the same methodology had been applied for the year ended 31 December 2024, the total value of the bonds would be £1,219m, of which £284m is greater than one month and less than one year, £128m later than one year but less than five years, and £807m greater than five years. The currency split is sterling £967m and Euro £252m.

19. Financial risk management *continued*

Financial counterparty and credit risk management

Financial counterparty and credit risk arises from cash and cash equivalents, favourable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and contract assets. Counterparty credit limits, which take published credit rating and other factors into account, are set to cover the Group's total aggregate exposure to a single financial institution. The limits applicable to published credit rating bands are approved by the Chief Financial Officer within guidelines approved by the Board. Exposures and limits applicable to each financial institution are reviewed on a regular basis.

Cash deposits and derivative transactions are made with approved counterparties up to pre-agreed limits. To manage counterparty risk associated with cash and cash equivalents, the Group uses a mixture of money market funds as well as bank deposits. As at 31 December 2025, 91% (2024: 86%) of cash and cash equivalents was held with investment grade bank counterparties, 6% (2024: 12%) with AAA money market funds and 3% (2024: 2%) with non-investment grade bank counterparties.

For trade receivables and contract assets, including contract assets - unbilled, the Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, risk associated with the industry and country in which customers operate may also influence the credit risk. The credit quality of customers is assessed by taking into account financial position, past experience and other relevant factors. Individual credit limits are set for each customer based on internal ratings. The compliance with credit limits is regularly monitored by the Group. A default on a trade receivable is when the counterparty fails to make contractual payments within the stated payment terms. Trade receivables and contract assets are written off when there is no reasonable expectation of recovery.

The carrying amounts of financial assets, trade receivables and contract assets represent the maximum credit exposure.

Trade receivables and contract assets are subject to impairment using the expected credit loss model. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected credit loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. See note 22 for further details about trade receivables and contract assets including movements in provisions for bad and doubtful debts.

20. Intangible assets – product development

All figures in £ millions	2025	2024
Cost		
At 1 January	2,514	2,517
Exchange differences	(135)	17
Additions	285	284
Disposals and retirements	(38)	(309)
Transfers	–	5
At 31 December	**2,626**	2,514
Amortisation		
At 1 January	(1,567)	(1,570)
Exchange differences	89	(14)
Charge for the year	(276)	(287)
Impairment	(88)	(4)
Disposals and retirements	38	309
Transfers	–	(1)
At 31 December	**(1,804)**	(1,567)
Carrying amounts at 31 December	**822**	947

Product development assets are assessed for impairment triggers on an annual basis or when triggering events occur. In 2025, of the £88m (2024: £4m; 2023: £4m) impairment charges, £87m (2024: £nil; 2023: £nil) have been recognised relating to the impairment of product development assets as a result of courseware platform convergence. The impairment charge is within Higher Education. The impairment assessment is based on the value in use of the cash-generating unit (CGUs) within the Higher Education aggregation of CGUs that these product development assets belong to. The value in use has been determined using the same methodology as in the assessment of the impairment tests for CGUs containing goodwill set out in note 11. The key assumption in the value in use calculation is the cash flows attributable to the relevant CGU that these product development assets belong to. The other assumptions used in the value in use calculation, including discount rates and assumptions relating to sales and profits are in line with the assumptions for Higher Education set out in note 11. The impairment charge is not sensitive to reasonably possible changes in key assumptions.

Notes to the consolidated financial statements *continued*

21. Inventories

All figures in £ millions	2025	2024
Raw materials	3	5
Work in progress	1	2
Finished goods	59	63
Returns asset	3	4
	66	74

The cost of inventories recognised as an expense and included in the income statement in cost of goods sold amounted to £120m (2024: £129m; 2023: £155m) including £8m (2024: £7m; 2023: £19m) of inventory provisions. None of the inventory is pledged as security. Included within the inventory balance is the estimation of the right to receive goods from contracts with customers via returns. The value of the returns asset is measured at the carrying amount of the assets at the time of sale aligned to the Group's normal inventory valuation methodology less any expected costs to recover the asset and any expected reduction in value. Impairment charges against the inventory returns asset are £1m in 2025 (2024: £nil; 2023: £nil). The returns asset all relates to finished goods. The year-on-year reduction in inventories is due to the increasing shift towards print on demand.

22. Trade and other receivables

All figures in £ millions	2025	2024
Current		
Trade receivables	651	605
Contract assets – unbilled	86	71
Investment in finance lease receivable	21	19
Prepayments and other receivables	324	335
	1,082	1,030
Non–current		
Trade receivables	10	9
Investment in finance lease receivable	45	64
Prepayments and other receivables	50	52
	105	125

Contract assets – unbilled represents contract assets which are unbilled amounts generally resulting from US assessments where the performance obligations are yet to be fully delivered and therefore the revenue to be recognised over time has been recognised in excess of customer billings to date. Impairment charges on these contract assets are £nil (2024: £nil). Where performance obligations have been fully delivered but the amounts have not yet been billed, these are included within trade receivables. Contract assets arising from costs incurred to obtain a contract are included in other receivables. The carrying value of the Group's trade and other receivables approximates its fair value. Trade receivables are stated net of provisions for bad and doubtful debts.

The movements in the provision for bad and doubtful debts are as follows:

All figures in £ millions	2025	2024
At 1 January	(40)	(51)
Exchange differences	1	2
Income statement movements	(24)	(4)
Utilised	7	13
At 31 December	**(56)**	**(40)**

Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers, who are internationally dispersed.

The ageing of the Group's gross trade receivables is as follows:

All figures in £ millions	2025	2024
Contract assets – unbilled	86	71
Within due date and one month past due date	554	488
One to three months past due date	57	53
Three to six months past due date	24	22
Six to nine months past due date	12	24
Nine to 12 months past due date	8	13
More than 12 months past due date	62	54
Gross trade receivables	**803**	**725**

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances, historical payment profiles, and assessment of relevant forward-looking risk factors including macroeconomic trends. Management believes all the remaining receivable balances are fully recoverable.

23. Provisions for other liabilities and charges

All figures in £ millions	Property	Legal and other	Total
At 1 January 2025	**15**	**21**	**36**
Provisions made during the year	–	9	9
Provisions reversed during the year	(5)	(2)	(7)
Provisions used during the year	–	(19)	(19)
Acquisition of businesses (note 30)	–	1	1
At 31 December 2025	**10**	**10**	**20**

Analysis of provisions:

			2025
All figures in £ millions	Property	Legal and other	Total
Current	4	4	8
Non-current	6	6	12
	10	**10**	**20**
			2024
Current	3	20	23
Non-current	12	1	13
	15	21	36

Legal and other includes legal claims, contract disputes and potential contract losses with the provisions utilised as the cases are settled. Also included in legal and other are other restructuring provisions that are generally utilised within one year.

The year-on-year decrease in provisions is mainly due to the utilisation of reorganisation provisions and reversal of property provisions in the year.

24. Trade and other liabilities

All figures in £ millions	2025	2024
Current		
Trade payables	281	273
Sales return liability	19	27
Deferred income	328	329
Interest payable	13	12
Accruals and other liabilities	402	413
	1,043	1,054
Non-current		
Deferred income	61	62
Accruals and other liabilities	15	21
	76	83

The carrying value of the Group's trade and other liabilities approximates its fair value. The deferred income balance comprises contract liabilities in respect of advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

25. Retirement benefit and other post-retirement obligations

Background

The Group operates a number of defined benefit and defined contribution retirement plans throughout the world.

The largest plan is the Pearson Pension Plan (UK Group plan) in the UK, which is sectionalised to provide both defined benefit and defined contribution pension benefits. The defined benefit section was largely closed to new members from 1 November 2006. The defined contribution section, opened in 2003, is open to new and existing employees. Finally, there is a separate section within the UK Group plan set up for auto-enrolment.

The defined benefit section of the UK Group plan is a final salary pension plan which provides benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits depends on the length of service and final pensionable pay.

Notes to the consolidated financial statements *continued*

25. Retirement benefit and other post–retirement obligations *continued*

The defined contribution section of the UK Group plan operates a Reference Scheme Test (RST) pension underpin for its members. Where a member's fund value is insufficient to purchase the RST pension upon retirement, the UK Group plan is liable for the shortfall to cover the member's RST pension. In addition, in recent years, the scheme rules were amended to enable members who have sufficient funds to purchase an RST pension the ability to convert their fund value into a pension in the UK Group plan as an alternative to purchasing an annuity with an insurer. The Group recognises any assets and liabilities relating to these features of the defined contribution section as part of the overall UK Group plan obligation. The Group also recognises the assets and liabilities for all members of the defined contribution section of the UK Group plan, accounting for the whole defined contribution section as a defined benefit scheme under IAS 19 'Employee Benefits' as there is a risk the underpin will require the Group to pay further contributions to the scheme.

The UK Group plan is funded with benefit payments from trustee-administered funds. The UK Group plan is administered in accordance with the Trust Deed and Rules in the interests of its beneficiaries by Pearson Pension Trustee Limited.

At 31 December 2025, the UK Group plan had approximately 25,700 members, analysed in the following table:

All figures in %	Active	Deferred	Pensioners	Total
Defined benefit	–	12	35	47
Defined contribution	11	42	–	53
Total	**11**	**54**	**35**	**100**

The other major defined benefit plans are based in the US. These are also final salary pension plans which provide benefits to members in the form of a guaranteed pension payable for life, with the level of benefits dependent on length of service and final pensionable pay. The majority of the US plans are fully funded. In 2025, the Group entered into a buy-out agreement with a third party insurance provider to fully insure the liabilities of the Pearson Inc Pension Plan. Under the terms of the buy-out, the insurer has assumed responsibility for paying all future benefits to members of the scheme. The buy-out was primarily funded using existing scheme assets. The Group has derecognised the pension liability associated with the scheme from its balance sheet for no material gain or loss.

The Group also has several post-retirement medical benefit plans (PRMBs), principally in the US. PRMBs are unfunded but are accounted for and valued similarly to defined benefit pension plans.

The defined benefit schemes expose the Group to actuarial risks, such as life expectancy, inflation risks and investment risk including asset volatility and changes in bond yields. The Group is not exposed to any unusual, entity-specific or plan-specific risks.

KJ Key judgements

- Whether the Group will be eligible to receive the surplus associated with the UK Group Pension Plan in recognising a pension asset.

KE Key areas of estimation

- The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity.

Assumptions

The principal assumptions used for the UK Group plan and the US PRMB are shown below. Weighted average assumptions have been shown for the other plans, which primarily relate to US pension plans.

All figures in %	2025 UK Group plan	2025 Other plans	2025 PRMB	2024 UK Group plan	2024 Other plans	2024 PRMB	2023 UK Group plan	2023 Other plans	2023 PRMB
Inflation	2.8	2.0	–	3.1	2.0	–	3.0	2.0	–
Rate used to discount plan liabilities	5.5	4.9	4.9	5.5	5.1	5.4	4.6	4.9	5.0
Expected rate of increase in salaries	3.3	2.5	–	3.6	2.5	–	3.5	2.5	–
Expected rate of increase for pensions in payment and deferred pensions	1.70 to 5.10	–	–	1.85 to 5.15	–	–	1.75 to 5.10	–	–
Initial rate of increase in healthcare rate	–	–	6.8	–	–	7.0	–	–	6.5
Ultimate rate of increase in healthcare rate	–	–	5.0	–	–	5.0	–	–	5.0

25. Retirement benefit and other post-retirement obligations *continued*

The UK discount rate is based on corporate bond yields adjusted to reflect the duration of liabilities.

The inflation rate for the UK Group plan of 2.8% (2024: 3.1%) reflects the RPI rate. In line with changes to legislation in 2010, certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of 2.2% (2024: 2.5%) has been used. The CPI rate is determined as a weighted average deduction from the RPI rate, and allows for the expected change to the formula for calculating RPI to be in line with CPIH from 2030 onwards.

For the UK Group plan, the mortality base table assumptions are derived from the SAPS S4 for males and females, adjusted to reflect the observed experience of the plan, with CMI model improvement factors. A 1.5% long-term rate improvement on the CMI 2024 model is applied for both males and females, with an adjustment to improvement at older ages, which slightly reduces life expectancies. Life expectancy remains uncertain in the current environment and is an area of judgement.

For the US plans, a mortality table (Pri – 2012) and 2021 improvement scale (MP – 2021) with generational projection for male and female annuitants has been adopted.

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

		UK			US	
All figures in years	**2025**	2024	2023	**2025**	2024	2023
Male	**21.5**	21.3	21.8	**20.8**	20.7	20.7
Female	**24.5**	24.5	24.1	**22.8**	22.7	22.6

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

		UK			US	
All figures in years	**2025**	2024	2023	**2025**	2024	2023
Male	**23.1**	22.9	23.4	**22.3**	22.2	22.2
Female	**26.2**	26.2	25.8	**24.2**	24.1	24.1

Although the Group anticipates that plan surpluses will be utilised during the life of the plan to address member benefits, the Group recognises its pension surplus in full in respect of the UK Group plan on the basis that it is management's judgement that there are no substantive restrictions on the return of residual plan assets in the event of a winding up of the plan after all member obligations have been met.

Financial statement information

The amounts recognised in the income statement are as follows:

						2025
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	**17**	**1**	**18**	**41**	**–**	**59**
Past service cost	**–**	**–**	**–**	**–**	**–**	**–**
Settlements	**–**	**–**	**–**	**–**	**–**	**–**
Administration expenses	**9**	**–**	**9**	**–**	**–**	**9**
Total operating expense	**26**	**1**	**27**	**41**	**–**	**68**
Interest on plan assets	**(158)**	**(3)**	**(161)**	**–**	**–**	**(161)**
Interest on plan liabilities	**132**	**3**	**135**	**–**	**1**	**136**
Net finance (income)/expense	**(26)**	**–**	**(26)**	**–**	**1**	**(25)**
Net income statement charge	**–**	**1**	**1**	**41**	**1**	**43**

						2024
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	17	2	19	41	–	60
Past service cost	13	–	13	–	–	13
Settlements	–	–	–	–	–	–
Administration expenses	8	–	8	–	–	8
Total operating expense	38	2	40	41	–	81
Interest on plan assets	(138)	(5)	(143)	–	–	(143)
Interest on plan liabilities	116	5	121	–	1	122
Net finance (income)/expense	(22)	–	(22)	–	1	(21)
Net income statement charge	16	2	18	41	1	60

Notes to the consolidated financial statements *continued*

25. Retirement benefit and other post–retirement obligations *continued*

All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	2023 Total
Current service cost	16	2	18	45	–	63
Past service cost	–	–	–	–	–	–
Settlements	–	–	–	–	–	–
Administration expenses	8	–	8	–	–	8
Total operating expense	24	2	26	45	–	71
Interest on plan assets	(148)	(5)	(153)	–	–	(153)
Interest on plan liabilities	121	6	127	–	–	127
Net finance (income)/expense	(27)	1	(26)	–	–	(26)
Net income statement charge	(3)	3	–	45	–	45

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	2025 Total	UK Group plan	Other funded plans	Other unfunded plans	2024 Total
Fair value of plan assets	**2,994**	**5**	**–**	**2,999**	2,927	84	–	3,011
Present value of defined benefit obligation	**(2,480)**	**(1)**	**(12)**	**(2,493)**	(2,443)	(77)	(14)	(2,534)
Net pension asset/ (liability)	**514**	**4**	**(12)**	**506**	484	7	(14)	477
Other post-retirement medical benefit obligation				**(17)**				(19)
Other pension accruals				**(7)**				(8)
Net retirement benefit asset				**482**				450
Analysed as:								
Retirement benefit assets				**518**				491
Retirement benefit obligations				**(36)**				(41)

The following gains/(losses) have been recognised in other comprehensive income:

All figures in £ millions	2025	2024	2023
Amounts recognised for defined benefit plans	**11**	4	(86)
Amounts recognised for post-retirement medical benefit plans	**(1)**	1	1
Total recognised in year	**10**	5	(85)

The fair value of plan assets comprises the following:

All figures in %	UK Group plan	2025 Other funded plans	Total	UK Group plan	2024 Other funded plans	Total
Insurance	**30**	**–**	**30**	31	–	31
Equities	**19**	**–**	**19**	17	1	18
Fixed interest securities	**8**	**–**	**8**	7	2	9
Property	**5**	**–**	**5**	5	–	5
Pooled asset investment funds (including LDI)	**21**	**–**	**21**	22	–	22
Infrastructure	**10**	**–**	**10**	11	–	11
Cash and cash equivalents	**4**	**1**	**5**	2	–	2
Other	**2**	**–**	**2**	2	–	2

25. Retirement benefit and other post–retirement obligations *continued*

The plan assets do not include any of the Group's own financial instruments, or any property occupied by the Group. The table below further disaggregates the plan assets into those assets which have a quoted market price in an active market and those that do not:

All figures in %	2025 Quoted market price	2025 No quoted market price	2024 Quoted market price	2024 No quoted market price
Insurance	–	30	–	31
Equities	19	–	18	–
Fixed-interest securities	8	–	9	–
Property	–	5	–	5
Pooled asset investment funds (including LDI)	21	–	22	–
Infrastructure	–	10	–	11
Cash and cash equivalents	–	5	–	2
Other	–	2	–	2
Total	48	52	49	51

The liquidity profile of the UK Group plan assets is as follows:

All figures in %	2025	2024
Liquid – call <1 month	53	50
Less liquid – call 1–3 months	2	2
Illiquid – call >3 months	45	48

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

All figures in £ millions	2025 UK Group plan	2025 Other plans	2025 Total	2024 UK Group plan	2024 Other plans	2024 Total
Fair value of plan assets						
Opening fair value of plan assets	2,927	84	3,011	3,060	107	3,167
Exchange differences	–	(4)	(4)	–	(2)	(2)
Interest on plan assets	158	3	161	138	5	143
Return on plan assets excluding interest	40	–	40	(144)	1	(143)
Contributions by employer	16	3	19	8	1	9
Contributions by employees	7	–	7	7	–	7
Benefits paid	(154)	(11)	(165)	(142)	(12)	(154)
Settlements	–	(70)	(70)	–	(16)	(16)
Closing fair value of plan assets	2,994	5	2,999	2,927	84	3,011
Present value of defined benefit obligation						
Opening defined benefit obligation	(2,443)	(91)	(2,534)	(2,569)	(114)	(2,683)
Exchange differences	–	4	4	–	–	–
Current service cost	(17)	(1)	(18)	(17)	(2)	(19)
Past service cost	–	–	–	(13)	–	(13)
Administration expenses	(9)	–	(9)	(8)	–	(8)
Interest on plan liabilities	(132)	(3)	(135)	(116)	(5)	(121)
Actuarial losses – experience	(50)	(2)	(52)	(53)	–	(53)
Actuarial gains – demographic	6	–	6	38	–	38
Actuarial gains/(losses) – financial	18	(1)	17	160	2	162
Contributions by employees	(7)	–	(7)	(7)	–	(7)
Benefits paid	154	11	165	142	12	154
Settlements	–	70	70	–	16	16
Closing defined benefit obligation	(2,480)	(13)	(2,493)	(2,443)	(91)	(2,534)

The weighted average duration of the defined benefit obligation is 14 years for the UK.

Notes to the consolidated financial statements *continued*

25. Retirement benefit and other post–retirement obligations *continued*

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2025	2024
Opening defined benefit obligation	**(19)**	(21)
Exchange differences	**2**	–
Interest on plan liabilities	**(1)**	(1)
Actuarial gains – experience	**(1)**	1
Actuarial losses – financial	**–**	–
Benefits paid	**2**	2
Closing defined benefit obligation	**(17)**	(19)

Funding

The UK Group plan is self-administered with the plan's assets being held independently of the Group in trust. The trustee of the UK Group plan is required to act in the best interest of the plan's beneficiaries. The most recent triennial actuarial valuation for funding purposes was completed as at 1 January 2024, and this valuation revealed a technical provision surplus of £255m. The UK Group plan expects to be able to provide benefits (in accordance with the plan rules) with a very low level of reliance on future funding from the Group.

Assets of the final salary section of the UK Group plan are divided into two main elements: liability matching assets and return seeking assets. The UK Group plan's investment strategy for the final salary section allocates approximately 95% to matching assets and 5% to return-seeking assets.

Liability matching assets are assets that produce cash flows that can be expected to match the cash flows for a proportion of the membership, and include a liability-driven investment mandate (LDI) for which a Qualifying Investor Alternative Investment Fund (QIAIF) was established, managed by a subsidiary of Legal & General Investment Management. The QIAIF invests in UK bonds, interest rate/inflation swaps and other derivative instruments in order to reduce interest rate and inflation risks using accurate cash flow matching and risk control. Other liability matching assets include pensioner buy-in insurance policies, bonds and inflation-linked property and infrastructure.

Following the purchase of buy-in policies with Legal & General and Aviva in 2017 and 2019, 95% of the UK Group plan's pensioner liabilities were matched with buy-in policies. These transfer significant longevity risk to Aviva and Legal & General, reducing the pension risks being underwritten by the Group and providing additional security for members. Due to deferred members retiring since 2019 and becoming pensioner members the buy-in policies now cover approximately 75% of the UK Group Plan's pensioner liabilities.

Return-seeking assets are assets invested with a longer-term horizon to generate the returns needed to provide the remaining expected cash flows for the beneficiaries, and include diversified growth funds, property and alternative asset classes. Continued economic and geopolitical uncertainty has led to continued uncertainty and volatility in the valuation of certain assets, in particular the LDI and insurance contracts.

Movements in the LDI and insurance contracts tend to be offset by equivalent movements in the defined benefit obligation. The UK Group plan divides its assets between a number of investment managers and across different types of assets, as such there is no significant concentration of risk.

Regular employer contributions to the UK Group plan in respect of the defined benefit sections are estimated to be £nil for 2026.

Sensitivities

The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

		2025
All figures in £ millions	1% increase	1% decrease
Effect:		
(Decrease)/increase in defined benefit obligation – UK Group plan	**(151)**	**181**
(Decrease)/increase in defined benefit obligation – US plan	**(1)**	**1**

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

		2025
All figures in £ millions	One year increase	One year decrease
Effect:		
Increase/(decrease) in defined benefit obligation – UK Group plan	**40**	**(39)**
Increase/(decrease) in defined benefit obligation – US plan	**–**	**–**

The effect of a half percentage point increase and decrease in the inflation rate is as follows:

		2025
All figures in £ millions	0.5% increase	0.5% decrease
Effect:		
Increase/(decrease) in defined benefit obligation – UK Group plan	**38**	**(36)**
Increase/(decrease) in defined benefit obligation – US plan	**–**	**–**

25. Retirement benefit and other post-retirement obligations *continued*

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant, although in practice this is unlikely to occur and changes in some assumptions may be correlated. When calculating these sensitivities, the same method has been applied to calculate the defined benefit obligation as has been applied when calculating the liability recognised in the balance sheet. This methodology is the same as prior periods.

26. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in years	2025	2024	2023
Pearson plans	**39**	44	40

The Group operates the following equity-settled employee option and share plans:

Save for Shares Global Plan – Under the Save for Shares Global Plan, employees can save a portion of their monthly salary over a period of three years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee's participation in the plan. Options that are not exercised within six months of the end of the savings period lapse unconditionally.

Employee Stock Purchase Plan – In 2000, the Group established an Employee Stock Purchase Plan which allows all employees in the US to save a portion of their monthly salary over six-month periods. At the end of the period, the employee has the option to purchase American Depositary Receipts (ADRs) with their accumulated funds at a purchase price equal to 85% of the lower of the market prices prevailing at the beginning or end of the period.

Long-Term Incentive Plan – The plan was first introduced in 2001 and from time to time the plan rules are renewed. The plan consists of restricted shares. The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of Executive Directors and senior management, upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to Executive Directors from May 2023 to May 2025 vest based on relative total shareholder return (FTSE 100 and S&P 500, excluding certain sectors), return on capital, adjusted earnings per share and strategic measures. These awards are in addition to the share buy-out for Omar Abbosh for his forfeited Microsoft shares which vests annually in three equal tranches. Other restricted shares awarded in 2025, 2024, and 2023 generally vest depending on continuing service over periods of up to five years. Included within the total share-based payments charge in 2025 was £nil (2024: £2m; 2023: £3m) in respect of remuneration for post-acquisition services for recent acquisitions, which was included within other net gains and losses in the income statement.

The following shares were granted under restricted share arrangements:

All figures in £ millions	2025 Number of shares 000s	2025 Weighted average fair value £	2024 Number of shares 000s	2024 Weighted average fair value £
Long-Term Incentive Plan	**3,893**	**11.09**	6,262	8.96

In 2025, £46m (2024: £36m) of shares vested across the Worldwide Save for Shares Plan and the Long-Term Incentive Plan.

The fair value of shares granted under the Long-Term Incentive Plan that vest unconditionally is determined using the share price at the date of grant. Participants under the plans are entitled to dividends during the vesting period and therefore the share price is not discounted.

Restricted shares with a market performance condition were valued by an independent actuary using a Monte Carlo model. Restricted shares with a non-market performance condition were fair valued based on the share price at the date of grant. Non-market performance conditions are taken into consideration by adjusting the number of shares expected to vest based on the most likely outcome of the relevant performance criteria.

27. Share capital and share premium

	Number of shares 000s	Share capital £m	Share premium £m
At 1 January 2024	697,299	174	2,642
Issue of ordinary shares – share option schemes	955	–	7
Buyback of equity	(31,989)	(8)	–
At 31 December 2024	666,265	166	2,649
Issue of ordinary shares – share option schemes	**1,447**	**–**	**9**
Buyback of equity	**(31,897)**	**(8)**	**–**
At 31 December 2025	**635,815**	**158**	**2,658**

The ordinary shares have a par value of 25p per share (2024: 25p per share). All issued shares are fully paid. All shareholders are entitled to receive dividends and vote at general meetings of the company. All shares have the same rights.

On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders. During 2025, approximately 32m (2024: 32m) shares were bought back and cancelled at a cost of £352m (2024: £318m). The nominal value of these shares, £8m (2024: £8m), was transferred to the capital redemption reserve, and the remainder of the purchase price was recorded within retained earnings. At 31 December 2025, no further liability remained (2024: £nil) for any shares contracted to be repurchased but where the repurchases are still outstanding.

Notes to the consolidated financial statements *continued*

27. Share capital and share premium *continued*

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of debt (see note 18), cash and cash equivalents (see note 17) and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings.

The Group reviews its capital structure on a regular basis and will balance its overall capital structure through payments of dividends and new share issues as well as the issue of new debt or the redemption of existing debt in line with the financial risk policies outlined in note 19.

28. Treasury shares

	Number of shares 000s	£m
At 1 January 2024	2,160	19
Purchase of treasury shares	3,273	33
Release of treasury shares	(4,754)	(45)
At 31 December 2024	**679**	**7**
Purchase of treasury shares	5,109	63
Release of treasury shares	(5,063)	(61)
At 31 December 2025	**725**	**9**

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 0.1% (2024: 0.1%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

The nominal value of Pearson plc treasury shares amounts to £0.2m (2024: £0.2m). Dividends on treasury shares are waived.

At 31 December 2025, the market value of Pearson plc treasury shares was £8m (2024: £9m). The gross book value of the shares at 31 December 2025 amounts to £9m (2024: £7m).

29. Other comprehensive income

All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	2025 Total
Items that may be reclassified to the income statement						
Net exchange differences on translation of foreign operations	–	(192)	–	(192)	(1)	(193)
Currency translation adjustment disposed	–	–	–	–	–	–
Attributable tax	–	–	–	–	–	–
Items that are not reclassified to the income statement						
Fair value losses on other financial assets	(7)	–	–	(7)	–	(7)
Attributable tax	–	–	–	–	–	–
Remeasurement of retirement benefit obligations	–	–	10	10	–	10
Attributable tax	–	–	(3)	(3)	–	(3)
Other comprehensive (expense)/income for the year	**(7)**	**(192)**	**7**	**(192)**	**(1)**	**(193)**

29. Other comprehensive income *continued*

All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	2024 Total
Items that may be reclassified to the income statement						
Net exchange differences on translation of foreign operations	–	(35)	–	(35)	–	(35)
Currency translation adjustment disposed	–	–	–	–	–	–
Attributable tax	–	–	2	2	–	2
Items that are not reclassified to the income statement						
Fair value losses on other financial assets	(2)	–	–	(2)	–	(2)
Attributable tax	–	–	–	–	–	–
Remeasurement of retirement benefit obligations	–	–	5	5	–	5
Attributable tax	–	–	(2)	(2)	–	(2)
Other comprehensive (expense)/income for the year	(2)	(35)	5	(32)	–	(32)

All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	2023 Total
Items that may be reclassified to the income statement						
Net exchange differences on translation of foreign operations	–	(176)	–	(176)	(1)	(177)
Currency translation adjustment disposed	–	(122)	–	(122)	–	(122)
Attributable tax	–	–	–	–	–	–
Items that are not reclassified to the income statement						
Fair value losses on other financial assets	1	–	–	1	–	1
Attributable tax	–	–	–	–	–	–
Remeasurement of retirement benefit obligations	–	–	(85)	(85)	–	(85)
Attributable tax	–	–	20	20	–	20
Other comprehensive (expense)/income for the year	1	(298)	(65)	(362)	(1)	(363)

Notes to the consolidated financial statements *continued*

30. Business combinations

On 24 July 2025, the Group completed the acquisition of 100% of eDynamic Holdings LP ('eDynamic Learning'), a leading Career and Technical Education curriculum solutions provider, for cash consideration of £168m, with a further £3m paid into an escrow account in relation to a provision provided for on the opening balance sheet. This acquisition is aligned to Pearson's strategy, enabling Pearson to scale its position in the fast-growing Early Careers space and broaden capabilities in career-readiness solutions. The acquired business will form part of the Higher Education division. This transaction has resulted in the recognition of £102m of goodwill, which represents the expected growth of the business, the workforce and know-how acquired and the anticipated synergies, none of which can be recognised as separate intangible assets. The goodwill is not deductible for tax purposes.

Intangible assets of £71m have been recognised, comprising customer relationships, technology, content and the brand. The customer relationships will be amortised over 16 years, and the remainder over periods of two to six years. The valuations of these assets were carried out with the support of a third-party specialist, and were based on discounted cash flow models. The key assumptions that feed into the valuations are the cash flow forecasts, revenue projections from existing customers, forecasted profit margins and discount rates.

On 21 October 2024, NCS Pearson, Inc. acquired the trade and assets of Revibe Technologies, Inc. for total consideration of £2m, comprising £1m cash and £1m contingent consideration. The acquired assets comprised mainly technology assets and goodwill. The acquired business formed part of the Assessments & Qualifications business unit, and is a provider of digital wearable software therapy for children and adults with attention-deficit/hyperactivity disorder.

On 22 March 2023, the Group acquired 100% of the share capital of Personnel Decisions Research Institutes, LLC (PDRI) for cash consideration of £152m ($187m). PDRI is a provider of workforce assessment services and has significant expertise in providing recruitment assessment solutions to the US federal government. It forms part of the Assessment & Qualifications business unit. There was no contingent or deferred consideration.

> **KE** Key areas of estimation
>
> The valuation of acquired intangible assets recognised on the acquisition of a business. The valuation is based on a number of assumptions, including estimations of future business performance.

The Group's transactions regarding investments in associates are detailed in note 12, and are not included below.

Details of the fair values of the assets and liabilities recognised at the acquisition date and the related consideration is shown in the following table:

All figures in £ millions	2025 Total	2024 Total	2023 Total
Intangible assets	71	1	117
Trade and other receivables	7	–	8
Cash and cash equivalents	8	–	4
Trade and other liabilities	(4)	–	(7)
Provisions, including uncertain tax provisions	(5)	–	–
Deferred revenue	(10)	–	–
Deferred tax	(1)	–	(31)
Net assets acquired	66	1	91
Goodwill	102	1	61
Total	**168**	2	152
Satisfied by:			
Cash consideration	168	1	152
Contingent or deferred consideration	–	1	–
Total consideration	**168**	2	152

eDynamic Learning generated revenues of £10m and a loss after tax of £1m for the period from acquisition date to 31 December 2025. If the acquisition of eDynamic Learning had occurred on 1 January 2025, the Group's revenue and profit after tax would have been £18m higher and £1m higher, respectively. The quoted profit numbers include the impact of purchase price adjustments made on acquisition, including the amortisation of acquired intangibles and reduced revenue and profit following fair value adjustments to the acquired deferred revenue balance.

Total acquisition related costs of £7m (2024: £5m; 2023: £12m) were recognised within other net gains and losses.

In 2023, there was a gain of £5m arising on decreases in the deferred consideration payable on prior year acquisitions. No such items arose in 2024 or 2025.

30. Business combinations *continued*

The net cash outflows related to the acquisitions are set out in the table below. In addition to the current year acquisitions, the other net cash outflows on acquisition of subsidiaries relate to deferred payments for prior year acquisitions.

All figures in £ millions	2025 **Total**	2024 Total	2023 Total
Cash flow on acquisitions			
Cash – current year acquisitions	**(168)**	(1)	(152)
Cash paid into escrow account	**(3)**	–	–
Cash and cash equivalents acquired	**8**	–	4
Deferred payments for prior year acquisitions and other items	**(4)**	(38)	(23)
Net cash outflow	**(167)**	(39)	(171)

31. Disposals and business closures

In 2025, the Group disposed of Copp Clark for consideration of £9m, resulting in a gain on disposal of £8m, which has been recorded within other net gains and losses.

There were no disposals in 2024.

On 30 June 2023, the Group disposed of its interests in its POLS businesses in the US, UK, Australia and India. The businesses disposed excluded Pearson's contract with ASU. The consideration to be received was deferred and comprised a 27.5% share of positive adjusted EBITDA in each calendar year for six years from the date of acquisition and 27.5% of the proceeds received by the purchaser in relation to any future monetisation event. In 2023, the consideration was valued at £12m and a pre-tax gain on disposal of £13m was recognised. In addition, in 2023, a gain of £9m was recognised arising from the release of a provision related to a historical disposal, £19m of losses arose from the disposals of Pearson College and the international courseware local publishing business in India and £12m of costs related to previous disposals were recognised.

None of the disposals met the criteria to be considered a discontinued operation on the basis that they did not represent major lines of business or geographical areas of operations.

The table below shows a summary of the assets and liabilities disposed of:

All figures in £ millions	2025	2024	2023
Disposal of subsidiaries and associates			
Intangible assets, including goodwill	**–**	–	(53)
Property, plant and equipment	**–**	–	(5)
Intangible assets – product development	**–**	–	(15)
Inventories	**–**	–	(1)
Trade and other receivables	**(1)**	–	(65)
Deferred tax	**–**	–	8
Current tax receivable	**–**	–	(2)
Cash and cash equivalents (excluding overdrafts)	**–**	–	(12)
Trade and other liabilities	**–**	–	31
Net assets disposed	**(1)**	–	(114)
Cumulative currency translation adjustment	**–**	–	122
Cash proceeds	**9**	–	1
Deferred proceeds	**2**	–	12
Costs of disposal	**(2)**	(5)	(30)
Gain/(loss) on disposal	**8**	(5)	(9)

All figures in £ millions	2025	2024	2023
Cash flow from disposals			
Proceeds – current year disposals	**9**	–	1
Proceeds – prior year disposals	**1**	–	–
Cash and cash equivalents disposed	**–**	–	(12)
Costs and other disposal liabilities paid	**(2)**	(7)	(27)
Net cash inflow/(outflow)	**8**	(7)	(38)

Notes to the consolidated financial statements *continued*

32. Additional cash flow information

In the cash flow statement, proceeds from sale of property, plant and equipment, including assets classified as held for sale, comprise:

All figures in £ millions	2025	2024
Net book amount	3	4
Profit on sale of property, plant and equipment	–	2
Proceeds from sale of property, plant and equipment	3	6

The movements in the Group's current and non-current borrowings are as follows:

All figures in £ millions	2024	Fair value and other movements	Foreign exchange movements	Financing cash flows	Transfer from non-current to current	New leases/ disposal of leases	2025
Financial liabilities							
Non-current borrowings	1,141	5	(12)	297	(76)	52	1,407
Current borrowings	338	(2)	(20)	(331)	76	–	61
Total	1,479	3	(32)	(34)	–	52	1,468

All figures in £ millions	2023	Fair value and other movements	Foreign exchange movements	Financing cash flows	Transfer from non-current to current	New leases/ disposal of leases	2024
Financial liabilities							
Non-current borrowings	1,100	(8)	3	344	(344)	46	1,141
Current borrowings	53	8	11	(78)	344	–	338
Total	1,153	–	14	266	–	46	1,479

Non-current borrowings include bonds, derivative financial instruments and leases. Current borrowings include loans repayable within one year, derivative financial instruments and leases, but exclude overdrafts classified within cash and cash equivalents.

33. Contingencies, tax uncertainties and commitments

KJ Key judgements

- The application of tax legislation in relation to provisions for uncertain tax positions.

KE Key areas of estimation

- The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations.

There are Group contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2020. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,423m (£193m) up to 31 December 2025, with additional potential exposure of BRL 92m (£12m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

At the balance sheet date there were no commitments for capital expenditure contracted for but not yet incurred. Commitments in respect of leases are shown in note 34.

34. Leases

The Group's lease portfolio consists of approximately 650 property leases, mainly offices and test centres, together with a number of vehicle and equipment leases. The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

As a lessee:

The amounts recognised in the income statement are as follows:

All figures in £ millions	Note	**2025**	2024	2023
Interest on lease liabilities		**(20)**	(22)	(23)
Expenses relating to short-term leases		**–**	–	–
Depreciation of right-of-use assets	10	**(34)**	(35)	(39)
Reversal of impairment/(impairment) of right-of-use assets	10	**6**	–	(2)

In addition, in 2025, depreciation of £4m (2024: £3m, 2023: £2m) and impairment reversals of £11m (2024: impairment £1m, 2023: £nil) were recognised in the income statement in relation to right-of-use assets classified as investment property.

Lease liabilities are included within financial liabilities – borrowings in the balance sheet, see note 18. The maturities of the Group's lease liabilities are as follows:

All figures in £ millions	**2025**	2024
Less than one year	**81**	85
One to five years	**241**	270
More than five years	**259**	276
Total undiscounted lease liabilities	**581**	631
Lease liabilities included in the balance sheet	**478**	517
Analysed as:		
Current	**62**	65
Non-current	**416**	452

The amounts recognised in the cash flow statement are as follows:

All figures in £ millions	**2025**	2024	2023
Total cash outflow for leases as a lessee	**97**	100	107

At 31 December 2025, commitments for capital leases contracted for but not yet incurred were £11m (2024: £14m). Extension and termination options and variable lease payments are not significant within the lease portfolio. Short-term leases to which the Group is committed at the balance sheet date are similar to the portfolio of short-term leases to which the short-term lease expense is disclosed above.

As a lessor:

In the event that the Group has excess capacity in its leased offices and warehouses, the Group subleases some of its properties under operating and finance leases.

The amounts recognised in the income statement are as follows:

All figures in £ millions	**2025**	2024	2023
Interest on lease receivables	**3**	4	4
Income from subleasing right-of-use assets (within other income)	**10**	9	6

The amounts recognised in the cash flow statement are as follows:

All figures in £ millions	**2025**	2024	2023
Total cash inflow for leases as a lessor	**21**	22	19

The following table sets out the maturity analysis of lease payments receivable for subleases classified as operating leases, showing the undiscounted lease payments to be received after the reporting date, and subleases classified as finance leases showing the undiscounted lease payments to be received after the reporting date and the net investment in the finance lease receivable. During the year, the investment in finance lease receivable decreased by £17m (2024: decreased £17m), primarily due to payments received.

All figures in £ millions	Operating leases	Finance leases	**2025 Total**	2024 Total	2023 Total
Less than one year	**12**	**23**	**35**	31	31
One to two years	**12**	**23**	**35**	33	33
Two to three years	**12**	**17**	**29**	33	34
Three to four years	**12**	**6**	**18**	26	34
Four to five years	**12**	**2**	**14**	14	27
More than five years	**28**	**–**	**28**	36	54
Total undiscounted lease payments receivable	**88**	**71**	**159**	173	213
Unearned finance income		**(5)**			
Net investment in finance lease receivable		**66**			

Notes to the consolidated financial statements *continued*

35. Related party transactions

Joint ventures and associates

There are no material related transactions with joint ventures or associates in 2025 or 2024.

Key management personnel

Key management personnel are deemed to be the Non-Executive and Executive Directors (see pages 72-75) and the members of the Pearson Executive Management team (see pages 76-78). It is this Committee which had responsibility for planning, directing and controlling the activities of the Group in 2025.

The compensation paid to Non-Executive Directors is disclosed on page 131 of the Directors Remuneration Report and is not included in the table below.

Short term employee benefits and retirement benefits in relation to Executive Directors are disclosed on page 135 of the Directors Remuneration Report and are not included in the table below.

All compensation in relation to the Pearson Executive Management team is disclosed in the table below, along with share-based payment costs in relation to the Executive Directors.

All figures in £ millions	2025	2024	2023
Short-term employee benefits	15	10	9
Retirement benefits	1	1	1
Share-based payment costs	16	19	11
Total	32	30	21

There were no other material related party transactions. No guarantees have been provided to related parties.

36. Events after the balance sheet date

On 21 January 2026, a £350m share buyback programme in order to return capital to shareholders was announced. The programme commenced on 21 January 2026.

37. Accounts and audit exemptions

The Pearson plc subsidiary companies listed below are exempt from the requirements of the Companies Act 2006 relating to the audit of individual financial statements by virtue of section 479A.

	Company number
Aldwych Finance Limited	04720439
Longman Group (Overseas Holdings) Limited	00690236
Pearson Australia Finance Unlimited	05578463
Pearson Dollar Finance Limited	05111013
Pearson Dollar Finance Two Limited	06507766
Pearson Education Holdings Limited	00210859
Pearson Education Investments Limited	08444933
Pearson Education Limited	00872828
Pearson International Finance Limited	02496206
Pearson Loan Finance No. 3 Limited	05052661
Pearson Loan Finance Unlimited	05144467
Pearson Management Services Limited	00096263
Pearson Overseas Holdings Limited	00145205
Pearson Professional Assessments Limited	04904325
Pearson Services Limited	01341060
Pearson Shared Services Limited	04623186
Pearson Strand Finance Limited	11091691
PVNT Limited	08038068
TQ Global Limited	07802458

Company balance sheet

As at 31 December 2025

All figures in £ millions	Note	2025	2024
Assets			
Non-current assets			
Investments in subsidiaries	2	**7,198**	6,695
Amounts due from subsidiaries		**1,471**	3
Deferred income tax assets		**37**	33
Financial assets – derivative financial instruments	4	**10**	12
		8,716	6,743
Current assets			
Amounts due from subsidiaries		**740**	2,439
Current income tax assets		**23**	53
Cash and cash equivalents (excluding overdrafts)	3	**4**	129
Financial assets – derivative financial instruments	4	**–**	31
Other assets		**2**	1
		769	2,653
Total assets		**9,485**	9,396
Liabilities			
Non-current liabilities			
Amounts due to subsidiaries		**(1,140)**	(1,179)
Financial liabilities – derivative financial instruments	4	**(2)**	(3)
		(1,142)	(1,182)
Current liabilities			
Amounts due to subsidiaries		**(2,564)**	(2,508)
Other liabilities		**(3)**	(8)
Financial liabilities – derivative financial instruments	4	**–**	(51)
		(2,567)	(2,567)
Total liabilities		**(3,709)**	(3,749)
Net assets		**5,776**	5,647

All figures in £ millions	Note	2025	2024
Equity			
Share capital	5	**158**	166
Share premium	5	**2,658**	2,649
Treasury shares	6	**(9)**	(7)
Capital redemption reserve		**49**	41
Special reserve		**447**	447
Retained earnings – including profit for the year of £651m (2024: £1,517m)		**2,473**	2,351
Total equity attributable to equity holders of the company		**5,776**	5,647

These financial statements have been approved for issue by the Board of Directors on 12 March 2026 and signed on its behalf by

Sally Johnson

Chief Financial Officer

Company statement of changes in equity

Year ended 31 December 2025

All figures in £ millions						Equity attributable to equity holders of the company	
	Share capital	Share premium	Treasury shares	Capital redemption reserve	Special reserve	Retained earnings	Total
At 1 January 2025	**166**	**2,649**	**(7)**	**41**	**447**	**2,351**	**5,647**
Profit for the year	–	–	–	–	–	651	651
Equity-settled transactions[1]	–	–	–	–	–	39	39
Issue of ordinary shares under share option schemes[1]	–	9	–	–	–	–	9
Purchase of treasury shares	–	–	(63)	–	–	–	(63)
Release of treasury shares	–	–	61	–	–	(61)	–
Buyback of equity	(8)	–	–	8	–	(347)	(347)
Dividends	–	–	–	–	–	(160)	(160)
At 31 December 2025	**158**	**2,658**	**(9)**	**49**	**447**	**2,473**	**5,776**

All figures in £ millions						Equity attributable to equity holders of the company	
	Share capital	Share premium	Treasury shares	Capital redemption reserve	Special reserve	Retained earnings	Total
At 1 January 2024	174	2,642	(19)	33	447	1,195	4,472
Profit for the year	–	–	–	–	–	1,517	1,517
Equity-settled transactions[1]	–	–	–	–	–	44	44
Issue of ordinary shares under share option schemes[1]	–	7	–	–	–	–	7
Purchase of treasury shares	–	–	(33)	–	–	–	(33)
Release of treasury shares	–	–	45	–	–	(45)	–
Buyback of equity	(8)	–	–	8	–	(204)	(204)
Dividends	–	–	–	–	–	(156)	(156)
At 31 December 2024	**166**	**2,649**	**(7)**	**41**	**447**	**2,351**	**5,647**

The capital redemption reserve reflects the nominal value of shares cancelled in the Group's share buyback programme. The special reserve represents the cumulative effect of cancellation of the company's share premium account.

1. Full details of the share-based payment plans are disclosed in note 26 to the consolidated financial statements.

Notes to the company financial statements

1. Accounting policies

The financial statements on pages 225-233 comprise the separate financial statements of Pearson plc.

These company financial statements have been prepared on the going concern basis and in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework and with the requirements of the Companies Act 2006.

The company financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

As permitted by section 408 of the Companies Act 2006, the company income statement and statement of comprehensive income have not been presented.

The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements, in accordance with FRS 101. Where required, equivalent disclosures are given in the group financial statements of Pearson plc :

- IFRS 7 'Financial Instruments: Disclosures';
- Paragraphs 91-99 of IFRS 13 'Fair Value Measurement';
- Paragraph 38 of IAS 1 'Presentation of Financial Statements' to present comparative information in respect of: paragraph 79(a)(iv) of IAS 1;
- The following paragraphs of IAS 1 Presentation of Financial Statements;
  - paragraph 10(d)
  - paragraph 10(f)
  - paragraph 16
  - paragraph 38A
  - paragraph 40
  - paragraph 111
  - paragraphs 134-136;
- IAS 7 'Statement of Cash Flows';
- Paragraphs 30 and 31 of IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors';
- The requirements in IAS 24 'Related Party Disclosures' to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member; and
- paragraphs 45(b) and 46 to 52 of IFRS 2 Share-based Payments.

The company has no employees (2024: nil).

Key judgements and critical estimates have been used in the preparation of these financial statements in relation to the reversal of historical impairments of investments in subsidiaries, in particular related to the determination of the recoverable amount of the investment. See note 2 for further details.

The basis of preparation and accounting policies applied in the preparation of these company financial statements are the same as those set out in note 1a to the consolidated financial statements with the addition of the following:

Investments

Investments in subsidiaries are stated at cost less provision for impairment.

The recoverability of investments is tested annually for impairment in accordance with IAS 36 'Impairment of Assets'. The carrying value (including the investment in subsidiary and amounts due to and from subsidiaries) is compared to the asset's recoverable amount which is generally assessed on a value in use basis.

Amounts owed to/by subsidiaries

Amounts owed to or by subsidiaries are measured at amortised cost. They generally mature within five years, but can be called upon at short notice, or are repayable on demand. Amounts owed by subsidiaries are classified as current if they mature within one year of the balance sheet date or, in the case of loans repayable on demand, if the company intends to call the loan within one year of the balance sheet date. All other amounts are classified as non-current. Interest is charged on all intercompany loans at a rate based on a benchmark rate plus a margin. The company has assessed and concluded that the amounts owed by subsidiaries will be fully recovered. Therefore credit losses are considered to be immaterial.

Parent company guarantees

The Company has guaranteed the repayment of bonds and certain other liabilities due by subsidiary undertakings primarily to third parties. Such guarantees are accounted for by the Company under IFRS 9. They are initially measured at fair value. Subsequently, they are measured at the higher of (i) the amount initially recognised less the cumulative amount of revenue recognised in accordance with IFRS 15, and (ii) the expected credit losses under IFRS 9. The Company has also entered into performance guarantees whereby in respect of contracts entered into by subsidiary undertakings, the Company will settle any claims for non-performance under the contract in the event that the subsidiary does not perform its responsibilities under the contract, and it does not pay out any amounts due to the third party in the event of non-performance. Such performance guarantees are accounted for as loan commitments under IFRS 9.

Notes to the company financial statements *continued*

1. Accounting policies *continued*

Going concern

In assessing the Company's ability to continue as a going concern for the period to 30 June 2027, the Board reviewed management's five-year plan, which was used as the base case. The review included available liquidity throughout the period and headroom against the Group's two main covenants, which require net debt to EBITDA to be a maximum of four times and interest cover to be at least three times.

At 31 December 2025, the Group had available liquidity of c.£1.3bn, comprising central cash balances and the undrawn element of its $1.8bn Revolving Credit Facilities (RCFs) maturing June 2028 and February 2029 but which have options to extend maturity to 2030. In both the base case and severe but plausible scenario, the business has sufficient liquidity to repay this amount and does not rely on this refinancing in order to remain a going concern. Significant liquidity and covenant headroom was observed throughout the assessment period in this base model.

A severe but plausible scenario was analysed, where the Group is impacted by all principal risks in both 2026 and 2027, in the period under assessment, adjusted for probability weighting as well as other significant risks. The net impact of the risks modelled was to reduce free cash flow during the 18 month going concern assessment period by 41%. Even under a severe downside case, the company would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment. That is, even before modelling the mitigating effect of actions that management would take if these downside risks were to crystalise.

A reverse stress test was performed to identify the reduction in profit required to cease to be a going concern at or before 30 June 2027. The model showed that significant profit declines in excess of the severe but plausible were required in both 2026 and 2027 to exhaust liquidity and breach covenants, the likelihood of which was assessed as remote.

The Directors have confirmed that there are no material uncertainties that cast doubt on the Company's going concern status and that they have a reasonable expectation that the Company has adequate resources to continue in operational existence beyond 30 June 2027. The Company financial statements have therefore been prepared on a going concern basis.

2. Investments in subsidiaries

All figures in £ millions	2025	2024
At beginning of year	**6,695**	6,702
Impairment	**–**	(1,369)
Impairment reversal	**464**	1,312
Capital contribution	**39**	44
Currency revaluations	**–**	6
At end of year	**7,198**	6,695

In 2025, the impairment in Pearson plc's investment in its subsidiary, Pearson Education Holdings Limited, which was first impaired in 2015, was partially reversed, resulting in a £0.5bn gain in the income statement. Significant estimation is required in determining the recoverable amount of the investment which is determined by an internally generated value in use model (see note 11 of the Consolidated Group Financial Statements for details of the assumptions used including the discount rates). Significant judgement is then required to allocate the value in use determined at group level to the investment. After considering various allocation methods, management have selected an allocation method based on forecast sales. Using an alternative allocation method would not result in a significantly different outcome. As well as the recoverable amount, management also considered external factors such as the share price and market capitalisation. After reversing the impairment, the recoverable amount of the investment is equal to the carrying value and the headroom is sensitive to reasonably possible changes in assumptions as follows:

- a change of +/- 5% in the Group's value in use increases/decreases headroom by £80m
- a change of +/- 5% in the forecast sales used in the allocation of the value in use increases/ decreases headroom by £60m

In 2024, the impairment in Pearson plc's investment in its subsidiary, Pearson Overseas Holdings Limited, which was first impaired in 2016, was reversed in full, resulting in a £1.3bn gain in the income statement.

In 2024, the company settled a loan with its subsidiary, Pearson Dollar Finance Limited, and received dividend income of the same amount. This resulted in an impairment of the company's investment in Pearson Dollar Finance Limited of £1.4bn. There were no impairments in 2025.

3. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2025	2024
Cash at bank and in hand	**4**	129
	4	129

At the end of 2025, the currency split of cash and cash equivalents was US dollar 1% (2024: 19%), sterling 58% (2024: 78%) and other 41% (2024: 3%). Cash and cash equivalents have fair values that approximate their carrying amounts due to their short-term nature.

In 2025, £2m of interest income on these cash balances was recognised within net finance costs (2024: £1m).

4. Derivative financial instruments

The company's outstanding derivative financial instruments are comprised of interest rate derivatives. The outstanding derivative balances at 31 December are as follows:

All figures in £ millions	2025 Assets	2025 Liabilities	2024 Assets	2024 Liabilities
Current	–	–	31	(51)
Non-current	**10**	**(2)**	12	(3)
Total	**10**	**(2)**	43	(54)

The carrying value of the above derivative financial instruments equals their fair value. Derivatives are categorised as level 2 on the fair value hierarchy. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models. As at 31 December 2025, the outstanding contracts all mature within ten years. In 2025, £3m of fair value losses were recognised within net finance costs (2024: £7m gain).

Fair value hedge accounting

Cash flows from the €300m EUR 2025 bond were received by the company from its subsidiary creating a foreign currency exposure upon the translation from EUR to GBP. Changes in the GBP:EUR spot rate will result in changes to the value of amounts due from subsidiaries when translated into GBP. The hedged item is €100m of this amount due from subsidiaries denominated in EUR. The hedging instrument is a €100m 2025 cross-currency swap. It is expected that the change in value of these items will move in the opposite direction as a result of movements in the EUR:GBP exchange rate.

In 2025, the €300m EUR 2025 bond was repaid. The associated amounts due from subsidiaries were also repaid and the €100m 2025 cross-currency swap matured.

5. Share capital and share premium

	Number of shares 000s	Share capital £m	Share premium £m
At 1 January 2025	666,265	166	2,649
Issue of ordinary shares – share option schemes	1,447	–	9
Buyback of equity	(31,897)	(8)	–
At 31 December 2025	**635,815**	**158**	**2,658**

The ordinary shares have a par value of 25p per share (2024: 25p per share). All issued shares are fully paid. All shareholders are entitled to receive dividends and vote at general meetings of the company. All shares have the same rights.

On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders. During 2025, approximately 32m (2024: 32m) shares were bought back and cancelled at a cost of £352m (2024: £318m). The nominal value of these shares, £8m (2024: £8m), was transferred to the capital redemption reserve, and the remainder of the purchase price was recorded within retained earnings. At 31 December 2025, no further liability remained (2024: £nil) for any shares contracted to be repurchased but where the repurchases are still outstanding.

On 21 January 2026, a £350m share buyback programme in order to return capital to shareholders was announced. The programme commenced on 21 January 2026.

6. Treasury shares

	Number of shares 000s	£m
At 1 January 2025	679	7
Purchase of treasury shares	5,109	63
Release of treasury shares	(5,063)	(61)
At 31 December 2025	**725**	**9**

The company holds its own shares in trust to satisfy its obligations under its restricted share plans. These shares are treated as treasury shares for accounting purposes and have a par value of 25p per share.

The nominal value of the company's treasury shares amounts to £0.2m (2024: £0.2m). Dividends on treasury shares are waived.

At 31 December 2025, the market value of the company's treasury shares was £8m (2024: £9m). The gross book value of the shares at 31 December 2025 amounts to £9m (2024: £7m).

7. Dividends

The amounts recognised as distributions to equity shareholders in the year and the proposed final dividend per equity share are disclosed in note 9 to the consolidated financial statements.

Notes to the company financial statements *continued*

8. Contingencies

There are contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries. The total value of guarantees made by the company in relation to its subsidiaries is £0.9bn (2024: £1.2bn). In addition, there are contingent liabilities in respect of legal claims. None of these claims is expected to result in a material gain or loss to the company.

9. Audit fees

Statutory audit fees relating to the company were £43,000 (2024: £42,000)

10. Related party transactions

Subsidiaries

The company has taken advantage of the exemption under paragraph 8(k) of FRS 101 not to disclose transactions with fellow wholly owned subsidiaries.

Associates

There were no related party transactions with associates in 2025 or 2024.

Key management personnel

Key management personnel are deemed to be the Directors and the members of the Pearson Executive Management team.

It is this Committee which had responsibility for planning, directing and controlling the activities of the company in 2025. Key management personnel compensation is disclosed in note 35 to the consolidated financial statements.

11. Group companies

In accordance with section 409 of the Companies Act 2006, a full list of subsidiaries, partnerships, associates, joint ventures and joint arrangements, the country of incorporation, the registered address and the effective percentage of equity owned, as at 31 December 2025, is disclosed below. Unless otherwise stated, the shares are all indirectly held by Pearson plc. Unless otherwise stated, all wholly-owned and partly-owned subsidiaries are included in the consolidation and all associated undertakings are included in the Group's financial statements using the equity method of accounting. Principal Group companies are identified in bold.

Wholly-owned subsidiaries

Registered company name	Country of Incorp.	Reg office
Addison Wesley Longman, Inc.	US	3
Addison-Wesley Educational Publishers Inc.	US	4
AEL (S) PTE Limited	SG	73
Aldwych Finance Limited	UK	1
ATI Professional Development LLC	US	4
ATI Studios A.P.P.S. SRL	RO	78
Camsaw, Inc.	US	4
CamsawUSA, Inc.	US	11
Century Consultants Ltd.	US	13
Certiport China Holding, LLC	US	4
Certiport, Inc.	US	4

Registered company name	Country of Incorp.	Reg office
Clutch Learning, Inc.	US	4
Connections Academy of Florida, LLC	US	20
Connections Academy of Iowa, LLC	US	24
Connections Academy of Maine, LLC	US	28
Connections Academy of Maryland, LLC	US	29
Connections Academy of Nevada, LLC	US	31
Connections Academy of New Mexico, LLC	US	32
Connections Academy of Oregon, LLC	US	37
Connections Academy of Pennsylvania LLC	US	38
Connections Academy of Tennessee, LLC	US	40
Connections Academy of Texas LLC	US	41

Registered company name	Country of Incorp.	Reg office
Connections Education LLC	US	4
Connections Education of Florida, LLC	US	20
Connections Education, Inc.	US	4
Creative Learning Services, LLC	US	56
Credly, Inc.	US	4
Dominie Press, Inc.	US	17
Dorian Finance Limited	IE	7
East Lake Parallel II EDL Blocker LLC	US	93
eCollege.com	US	4
EDL HoldCo ULC	CA	92
Education Development International Plc[†]	UK	1

11. Group companies *continued*

Registered company name	Country of Incorp.	Reg office
Education Resources (Cyprus) Limited	CY	51
eDynamic GP 2 LLC	US	93
eDynamic Holdings LP	US	4
eDynamic Learning ULC	CA	92
eDynamic LP	US	93
English Language Learning and Instruction System, Inc.	US	54
Faethm Holdings Pty. Limited	AU	48
Faethm IP Pty. Limited	AU	48
Faethm Ltd	UK	1
Faethm Pty. Limited	AU	48
Faethm USA LLC	US	6
Falstaff Holdco Inc.	US	4
Falstaff Inc.	US	55
FBH, Inc.	US	4
George (Shanghai) Commercial Information Consulting Co., Ltd	CN	21
Globe Fearon Inc.	US	17
Greenways Academy, LLC	US	52
Heinemann Educational Botswana (Publishers) Proprietary Limited	BW	8
IndiaCan Education Private Limited	IN	2
Integral 7, Inc.	US	4
Intellipro, Inc.	US	13
Knowledge Analysis Technologies, LLC	US	18
LCCIEB Training Consultancy., Ltd	CN	64
LessonLab, Inc.	US	17
Lignum Oil Company	US	4
Longman (Malawi) Limited*	MW	65
Longman Group(Overseas Holdings) Limited	UK	1
Longman Indochina Acquisition, L.L.C.	US	4
Longman Tanzania Limited	TZ	68
Longman Zambia Educational Publishers Limited	ZM	69
Longmaned Ecuador S.A.	EC	71
Lumerit Education, LLC	US	41
MeasureUp of Delaware, LLC	US	4
Modern Curriculum Inc.	US	17
Multi Treinamento e Editora Ltda	BR	60
MZ Development Inc.	US	4

Registered company name	Country of Incorp.	Reg office
National Computer Systems Japan Co. Ltd	JP	74
Navvy Education, LLC	US	22
NCS Information Technology Services (Beijing) Co Ltd	CN	75
NCS Pearson Pty Ltd	AU	48
NCS Pearson Puerto Rico, Inc.	PR	76
NCS Pearson, Inc.	US	30
NCS Pearson/Jordan	JO	47
Opinion Interactive LLC	US	16
Ordinate Corporation	US	17
Pearson (Beijing) Management Consulting Co., Ltd.	CN	77
Pearson America LLC	US	4
Pearson Amsterdam B.V.	NL	79
Pearson Australia Finance Unlimited	UK	1
Pearson Australia Group Pty Ltd	AU	48
Pearson Australia Holdings Pty Ltd	AU	48
Pearson Benelux B.V.	NL	79
Pearson Business Services Inc.	US	4
Pearson Canada Assessment Inc.	CA	80
Pearson Canada Finance Unlimited	UK	1
Pearson Canada Holdings Inc.	CA	80
Pearson Canada Inc.	CA	80
Pearson Central Europe Spółka z ograniczoną odpowiedzialnością	PL	39
Pearson DBC Holdings Inc.	US	4
Pearson Desarrollo y Capacitación Profesional Chile Limitada	CL	81
Pearson Digital Learning Puerto Rico, Inc.	PR	76
Pearson Dollar Finance Limited†	UK	1
Pearson Dollar Finance Two Limited	UK	1
Pearson Educacion de Chile Limitada	CL	81
Pearson Educacion de Colombia S.A.S.	CO	84
Pearson Educacion de Mexico, S.A. de C.V.	MX	85
Pearson Educacion de Panama SA	PA	86
Pearson Educacion de Peru S.A.	PE	87
Pearson Educacion SA	ES	88
Pearson Education Achievement Solutions (RF) (Pty) Ltd	ZA	62
Pearson Education Africa (Pty) Ltd	ZA	62
Pearson Education Asia Limited	HK	53
Pearson Education Botswana (Proprietary) Limited	BW	8
Pearson Education do Brasil Ltda	BR	60
Pearson Education Hellas SA	GR	26

Registered company name	Country of Incorp.	Reg office
Pearson Education Holdings Limited†	UK	1
Pearson Education Indochina Limited	TH	89
Pearson Education Investments Limited	UK	1
Pearson Education Korea Limited	KR	90
Pearson Education Limited	UK	1
Pearson Education Namibia (Pty) Limited	NA	58
Pearson Education Publishing Limited	NG	44
Pearson Education S.A.	UY	5
Pearson Education SA	AR	67
Pearson Education South Africa (Pty) Ltd	ZA	62
Pearson Education South Asia Pte. Ltd.	SG	73
Pearson Education Taiwan Ltd	TW	9
Pearson Education, Inc.	US	4
Pearson Educational Measurement Canada, Inc.	CA	80
Pearson Educational Publishers, LLC	US	4
Pearson Eğitim Çözümleri Tikaret Limited Şirketi	TR	61
Pearson Falstaff (Holdings) Inc.	US	4
Pearson Falstaff Holdco LLC	US	4
Pearson Federal Holding Company, LLC	US	4
Pearson France	FR	70
Pearson Funding plc†	UK	1
Pearson Holdings Inc.	US	4
Pearson Holdings Southern Africa (Pty) Limited	ZA	62
Pearson Hungary LLC*	HU	25
Pearson India Education Services Private Limited	IN	2
Pearson International Finance Limited†	UK	1
Pearson Investment Holdings, Inc.	US	4
Pearson Israel (P.I.) Ltd	IL	66
Pearson Japan K.K.	JP	49
Pearson Lanka (Private) Limited	LK	63
Pearson Lanka Support Services (Private) Limited	LK	12
Pearson Lesotho (Pty) Ltd	LS	91
Pearson Loan Finance No. 3 Limited	UK	1
Pearson Loan Finance No. 5 Limited	UK	1
Pearson Loan Finance No. 6 Limited	UK	1
Pearson Loan Finance Unlimited	UK	1
Pearson Longman Uganda Limited	UG	43
Pearson Malaysia Sdn. Bhd.	MY	59
Pearson Management Services Limited†	UK	1

Notes to the company financial statements *continued*

11. Group companies *continued*

Registered company name	Country of Incorp.	Reg office
Pearson Management Services Philippines Inc.	PH	33
Pearson Maryland, Inc.	US	11
Pearson Moçambique, Limitada*	MZ	42
Pearson Netherlands B.V.	NL	79
Pearson Netherlands Holdings B.V.	NL	79
Pearson Nominees Limited†	UK	1
Pearson Online Tutoring LLC	US	4
Pearson Overseas Holdings Limited†	UK	1
Pearson Pakistan Services (Private) Limited	PK	50
Pearson PEM P.R., Inc.	PR	19
Pearson Phoenix Pty Ltd	AU	48
Pearson Professional Assessments Limited	UK	1
Pearson Real Estate Holdings Inc.	US	4
Pearson Regional Headquarters Arabia	SA	57
Pearson Schweiz AG	CH	34
Pearson Services Limited†	UK	1
Pearson Shared Services Limited†	UK	1
Pearson Strand Finance Limited†	UK	1
Pearson Strand Limited	UK	1
Pearson Sweden AB	SE	14
Pearson Systems AB	SE	14
Pearson VUE Europe B.V.	NL	79
Pearson VUE Philippines, Inc.	PH	27
Pearson Vue Testing Services Kenya Limited	KE	15
Penguin Capital, LLC	US	4
Personnel Decisions Research Institutes, LLC	US	30
PN Holdings Inc.	US	4
ProctorCam, Inc.	US	4
PT Efficient English Services	ID	83
PVNT Limited	UK	1
Reading Property Holdings LLC	US	3
Rebus Planning Associates, Inc.	US	10
Reston Publishing Co, Inc.	US	4
Rycade Capital Corporation	US	4
SAI Interactive, LLC	US	4
Shanghai AWL Education Software Ltd*	CN	72
Silver Burdett Ginn Inc.	US	4

Registered company name	Country of Incorp.	Reg office
Smarthinking, Inc.	US	4
Sound Holdings Inc.	US	4
Sparrow Phoenix Pty Ltd	AU	48
Spear Insurance Company Limited†	BM	45
The Waite Group, Inc.	US	17
TQ Education and Training Limited	UK	1
TQ Global Limited	UK	1
TQ Group Limited	UK	1
TQ Holdings Limited	UK	1
Vue Testing Services Israel Ltd	IL	46
Vue Testing Services Korea Limited	KR	35
Williams Education GmbH	DE	82

*   In liquidation.

†   Directly owned by Pearson plc.

Subsidiary addresses

The following list includes all Pearson registered offices worldwide.

	Registered office address
1	80 Strand, London, WC2R 0RL, England
2	6th Floor, Tower 1, Unit A and B, International Tech Park CapitaLand, 200 Feet Radial Road, Zamin Pallavaram, Old Pallavaram, Chennai, Tamil Nadu, 600117, India
3	C T Corporation System, 155 Federal St., Suite 700, Boston, MA, 02110, United States
4	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, DE, 19801, United States
5	Juan Benito Blanco 780 – Plaza Business Center, Montevideo, Uruguay
6	340 Halsa Dr, Chattahoochee Hills, GA, GA 30268, United States
7	1st Floor The Liffey Trust Centre, 117–126 Sheriff Street Upper, Dublin 1, Ireland
8	Plot 28892, Twin Towers, West Wing, First Floor Fairground, PO Box 1453, Gaborone, Botswana
9	10F, No 209, Sec. 1, Civic Blvd., Datong District, Taipei City, 10351, Taiwan (Province of China)
10	The Corporation Company, 40600 Ann Arbor Rd, E Suite 201, Plymouth, MI, 48170, United States
11	The Corporation Trust Incorporated, Suite 201, 2405 York Road, Lutherville Timonium, MD, 21093, United States
12	#1, 3, 5th Floor, East Tower, World Trade Centre, Echelon Square, Colombo, 01, Sri Lanka
13	C T Corporation System, 820, Bear Tavern Road, West Trenton, Mercer, NJ, 08628, United States
14	c/o A House, Katarinahuset, Stadsgården 6, Stockholm, 116 45, Sweden

	Registered office address
15	3, 2nd Floor, Plaza 2000, Mombasa Road, Embakasi, PO Box 0721175878, 00200 Nairobi
16	105 E Street #2A, Davis, CA, CA 95616, United States
17	C T Corporation System, 330 N Brand Blvd., Glendale, CA, 91203–2336
18	The Corporation Company, 7700 E Arapahoe Rd, Suite 220, Centennial, CO, 80112–1268, United States
19	500, 401, Calle de la Tanca Edificio Ochoa, San Juan, 00901–1969, Puerto Rico
20	C T Corporation System, 1200, South Pine Island Road, Plantation, FL, 33324, United States
21	Suite A7b, 3/F, No. 586 Longchang Road, Yangpu District, Shanghai, China
22	CT Corportion System, 289 S Culver St, Lawrenceville, GA, 30046–4805, United States
23	Kroll Pte. Limited, One Raffles Place, Tower 2, #10–62, Singapore, 048616, Singapore
24	C T Corporation System, 400 E Court Ave, Des Moines, IA, 50309, United States
25	22 B, 13 em, Népfürdő utca, Budapest, 1138, Hungary
26	4 Zalogou Str., 15343 Agia Paraskevi, Athens, Greece
27	27/F Trident Tower, 312 Sen. Gil Puyat Avenue, Makati City, Metro Manila, Philippines
28	C T Corporation System, 3 Chase Avenue, Augusta, ME, United States
29	CSC – Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 820, Baltimore, MD, 21202, United States
30	C T Corporation System Inc., 1010 Dale Street North, Saint Paul, MN, 55117–5603, United States
31	The Corporation Trust Company of Nevada, 701 S Carson St, Suite 200, Carson City, NV, 89701, United States
32	C T Corporation System, 206 S Coronado Ave, Espanola, NM, 87532–2792, United States
33	7/F North Tower, Rockwell Business Center COR. Sheridan & United Street, Brgy. Highway Hills, Mandaluyong, Philippines
34	10 Gewerbestrasse, Cham, 6330, Switzerland
35	21, Mugyo-ro Jung-gu, Seoul, Korea (the Republic of)
36	199 Bay Street, Commerce Court West, Suite 2800, Toronto, ON, M5L1A9, Canada
37	C T Corporation System, 780 Commercial Street SE, STE 100, Salem, OR, OR 97301, United States
38	C T Corporation System, 600 N. 2nd Street, Suite 401, Harrisburg, PA, 17101–1071, United States
39	Ulica Szamocka 8 01–748, Warszawa, Poland
40	C T Corporation System, 300 Montvue Rd, Knoxville, TN, 37919–5546, United States
41	CT Corporation System, 1999 Bryan Street, Suite 900, Dallas, TX, 75201, United States
42	Numero 776, Avenida 24 de Julho, Maputo, Mozambique
43	Plot 8, Berkley Road, Old Kampala, Uganda
44	8, Secretariat Road, Obafemi Awolowo Way, Alausa, Ikeja, Lagos State, Nigeria

11. Group companies *continued*

	Registered office address
45	Power House, 7 Par-la-ville Road, PO Box 1826, Hamilton, HM 11, Bermuda
46	Derech Ben Gurion 2, BSR Building 9th Floor, Ramat Gan, 5257334, Israel
47	Prince Rashed District, Al Rawabi, Ismail Al Zaben Street, Amman, 11185, Jordan
48	459–471 Church Street, Richmond, Melbourne, VIC, 3121, Australia
49	11F Kanda Square, 2–2–1 Kanda-Nishikicho, Chiyoda-ku, Tokyo, 101–0054, Japan
50	Office #13, First Floor, Mall of Lahore, Lahore, Pakistan
51	195, Archbishop Makarios III Avenue, Neocleous House, Limassol, 3030, Cyprus
52	981 Gardenview Office Parkway, St Louis, MO, 63141, United States
53	18/F, 1063 King's Road, Quarry Bay, Hong Kong
54	251, Little Falls Drive, Corporation Service Company, Wilmington, DE, 19808, United States
55	C T Corporation System, 28 Liberty Street, New York, NY, 10005, United States
56	120 Emerald Green Ct., St Louis, MO, 63141
57	Al Tawuniyya Towers, King Fahd Road, North Block, 2nd floor, Riyadh, Saudi Arabia
58	Unit 7 Kingland Park, 98 Nickel Street, Prosperita, Windhoek, Namibia
59	Unit 30–01, Level 30, Tower A, Vertical Business Suite, Avenue 3, Bangsar South, No 8, Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia
60	Avenida José Luiz Mazzali, nº 450, Sala H, Setor Módulo 03B, GLP Louveira I, Santo Antônio, Louveira, SP, CEP 13.290–000, Brazil
61	İçerenköy Mah. Umut Sk. Quick Tower Sitesi No: 10–12 İç Kapı No: 77 Ataşehir, Istanbul, 34742, Turkey
62	The Towers, 21st Floor, Unit 21B, 2 Heerengracht Cnr, Hertzog Boulevard, Foreshore Cape Town, WC, 8001, South Africa
63	MAGA ONE-Level 8, No. 200, Nawala Road, Narahenpita, Colombo 05, 00500, Sri Lanka
64	Room 305, Building 2, 6555 Shangchuan Road, Pudong District, Shanghai, China
65	Alliance House, PO Box 30698, Blantyre, Malawi
66	Meitar Law Offices, 16 Abba Hillel Rd., Ramat Gan, 5250608, Israel
67	498, Libertador Ave, City of Buenos Aires, 3rd floor, Buenos Aires, Argentina
68	Plot No 108, Makuyuni Road, Mikocheni Block"B" Kinondoni District, PO Box 10801, Dar es Salaam, Tanzania
69	Plot 1281, Lungwebungu Road, Rhodes Park, Lusaka, Zambia
70	8 Rue des Pirogues de Bercy, Paris 75012, France
71	Andalucía y cordero E12–35. Edificio CYEDE piso 1, Oficina 11, Sector "La Floresta", Quito, Pichincha, Ecuador
72	Suite 302–9, Block 3, No. 333 Weining Road, Changning District, Shanghai, China
73	3 Temasek Avenue, #21–23 Centennial Tower, 039190, Singapore
74	Shiodome City Center 18F, 1–5–2, Higashi Shimbashi, Minato-Ku, Tokyo, 105–7118, Japan

	Registered office address
75	Room E701, 7th Floor, Building 3, No. 36, North Third Ring East Road, Dongcheng District, Beijing, China
76	268 Munoz Rivera Avenue, Suite 1400, San Juan, 00918, Puerto Rico
77	Room 902, Tower W2, Oriental Plaza, No. 1 East Chang'an Street, Dongcheng District, Beijing, 11, 100738, China
78	Boulevard 15 Noiembrie, No. 78, AFI Park Brasov Building, Floor 7, Offices 7.16, 7.18, 7.22, 7.24 and 7.25, Braşov, Braşov, 500097, Romania
79	Kabelweg 37, Amsterdam, 1014 BA, Netherlands
80	357 Bay Street, 3rd Floor, Toronto, ON, M5H 4A6, Canada
81	Oficina N° 117, edificio Casa Colorada, calle Merced N°838–A Santiago Centro, Santiago, Chile
82	Williams Education GmbH c/o Pearson Benelux B.V. (Zweignl. Deutschland), St.-Martin-Str. 82, Munich, 81541, Germany
83	30th Floor, Ratu Plaza Office Tower, Jl. Jend. Sudirman Kav 9, Jakarta, 10270, Indonesia
84	Carrera 7 Nro 156 – 68, Piso 26, Bogota, Colombia
85	Avenida Javier Barros Sierra, número 495, piso 3, oficina 138, Santa Fe, Alcaldía Álvaro Obregón, Ciudad de México, C.P. 01219, Mexico
86	Punta Pacífica, Torres de las Americas, Torre A Piso 15 Ofic. 1517, Panama, 0832–0588, Panama
87	Av. Primavera No. 543 Int. 4to, Urb. Chacarilla, Distrito de San Borja, Lima, 15037, Peru
88	85, Paseo de la Castellana, Planta 8, Madrid, 28046, Spain
89	87/1 Capital Tower Building, All Seasons Place unit 1604 – 6 16th floor, Wireless Road, Lumpini, Pathumwan, Bangkok, Thailand
90	#512, 5th Floor, 12, Mapo-daero 10–gil, Mapo-gu, Seoul, Korea (the Republic of)
91	1st Floor Christie House, Orpen Road, Maseru, Lesotho
92	1133 Melville Street, Suite 3500, The Stack, Vancouver, BC, V6E 4E5, Canada
93	251, Little Falls Drive, Corporation Service Company, Wilmington, DE, 19808, United States

Partly-owned subsidiaries

Registered company Name	Country of Incorp.	% Owned	Reg office
Certiport China Co Ltd	CN	50.69	1
Educational Publishers LLP	UK	85	2
GED Domains LLC	US	70	3
GED Testing Service LLC	US	70	4
TQ Education and Training Limited	SA	90	5

Associated undertakings

Registered company Name	Country of Incorp.	% Owned	Reg office
Learn Capital Special Opportunities Fund I, L.P.‡	US	99.59	8
Learn Capital Venture Partners II, L.P.‡	US	72.93	8
Learn Capital Venture Partners IIIA, L.P.‡	KY	99	9
Learn Capital Venture Partners, L.P.‡	US	99.15	8
Pearson Pension Nominees Limited	UK	50	2
Pearson Pension Property Fund Limited	UK	50	2
Pearson Pension Trustee Limited	UK	50	2
Pearson Pension Trustee Services Limited	UK	50	2
Peking University Pearson (Beijing) Cultural Development Co., Ltd	CN	45	10
Prepona Sistemas de Testagem e Avaliação S.A.	BR	22.2	7
Pui Man Publishing Limited*	MO	49	11
Smashcut, Inc.	US	25.93	6
The Egyptian International Publishing Company-Longman	EG	49	12

*   In liquidation.

‡   Accounted for as an 'Other financial asset' within non-current assets.

Partly-owned subsidiaries and associated undertakings company addresses

	Registered office address
1	Suite 1804, No.99 Huichuan Road, Changning District, Shanghai City, China
2	80 Strand, London, WC2R 0RL, England
3	C T Corporation System, 4701 Cox Road, Suite 285, Glen Allen, Henrico, VA, 23060–0000, United States
4	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, DE, 19801, United States
5	King Fayad Road, Olaya, Riyadh, 58774, 11515, Saudi Arabia
6	C/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808, United States
7	SIS 1107A1112, 35 Rua Pedro Lessa, Centro, Rio de Janeiro, RJ, 20030–030, Brazil
8	Incorporating Services, Ltd. 3500 S Dupont Way, Dover, Kent, DE, 19901, United States
9	Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1–9010, Cayman Islands
10	Suite 216, No. 127–1 Zhongguancun North Street, Haidian District, Beijing, China
11	Rua de Pequim No. 230–246 17–L, Macau Finance Centre, Macau, China
12	9 Rashdan St., Messaha Square, Dokki, Giza City, Egypt

Five-year summary

All figures in £ millions	2025	2024	2023	2022	2021
Sales: By operating segment					
Assessment & Qualifications	**1,604**	1,591	1,559	1,444	1,238
Virtual Learning	**511**	489	616	820	713
English Language Learning	**405**	420	415	321	238
Enterprise Learning & Skills[1]	**282**	271	269	252	216
Higher Education[1]	**775**	781	806	850	805
Strategic review	**–**	–	9	154	218
Total sales	**3,577**	3,552	3,674	3,841	3,428
Adjusted operating profit: By operating segment					
Assessment & Qualifications	**361**	368	350	258	219
Virtual Learning	**81**	66	76	70	32
English Language Learning	**50**	50	47	25	15
Enterprise Learning & Skills[1]	**29**	20	6	13	49
Higher Education[1]	**93**	96	96	75	51
Strategic review	**–**	–	(2)	15	19
Total adjusted operating profit	**614**	600	573	456	385
Operating margin – continuing	**17.2%**	16.9%	15.6%	11.9%	11.2%
Adjusted earnings					
Total adjusted operating profit	**614**	600	573	456	385
Net finance costs	**(57)**	(45)	(33)	(1)	(57)
Adjusted profit before tax	**557**	555	540	455	328
Income tax	**(136)**	(136)	(124)	(71)	(64)
Non-controlling interest	**(1)**	(1)	(2)	(2)	(1)
Adjusted earnings	**420**	418	414	382	263
Weighted average number of shares (millions)	**651.3**	673.0	711.5	738.1	754.1
Adjusted earnings per share	**64.5p**	62.1p	58.2p	51.8p	34.9p

All figures in £ millions	2025	2024	2023	2022	2021
Cash flow					
Operating cash flow	**571**	662	587	401	388
Operating cash conversion	**93%**	110%	102%	88%	101%
Free cash flow	**527**	490	387	222	133
Free cash flow conversion	**125%**	117%	93%	58%	51%
Free cash flow per share	**80.9p**	72.8p	54.4p	30.0p	17.6p
Net assets	**3,663**	4,053	3,988	4,415	4,280
Net debt	**1,069**	853	744	557	350
Return on capital					
Total adjusted operating profit	**614**	600	573	456	385
Adjusted income tax charge	**(136)**	(136)	(124)	(71)	(64)
Return	**478**	464	449	385	321
Capital	**4,231**	4,433	4,380	4,439	4,086
Return on capital	**11.3%**	10.5%	10.3%	8.7%	7.9%
Dividend per share	**25.2p**	24.0p	22.7p	21.5p	20.5p

1. Comparative amounts for all periods presented have been restated to reflect the move between operating segments.

Financial key performance indicators

The following tables and narrative provide further analysis of the financial key performance indicators which are described in the financial review of the annual report on pages 25-31, shown within the key performance indicators on page 24 of the annual report and shown in note 2 of the notes to the consolidated financial statements.

Adjusted performance measures

The annual report and accounts reports results and performance on a headline basis which compares the reported results both on a statutory and on a non-GAAP (non-statutory) basis. The Group's adjusted performance measures are non-GAAP (non-statutory) financial measures and are also included in the annual report as they are key financial measures used by management to evaluate performance. The measures also enable investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income and expenditure relating to acquisition and disposal transactions, major reorganisation programmes and certain other items that are also not representative of underlying performance.

The Group's definition of adjusted performance measures may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown within this section.

Sales

Underlying sales movements exclude the effect of exchange, the impact of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Portfolio changes are calculated by taking account of the additional sales (at constant exchange rates) from acquisitions made in both the current year and the prior year. For acquisitions made in the prior year, the additional sales excluded is calculated as the sales made in the period of the current year that corresponds to the pre-acquisition period in the prior year, and for current year acquisitions, the results for the current year are excluded. Sales made by businesses disposed in either the current year or the prior year are also excluded. Constant exchange rates are calculated by assuming the average exchange rates in the prior year prevailed throughout the current year. These non-GAAP measures enable management and investors to track more easily, and consistently, the underlying sales performance of the Group.

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning and Skills	Higher Education	Total
Statutory sales 2025	1,604	511	405	282	775	**3,577**
Statutory sales 2024	1,591	489	420	271	781	**3,552**
Statutory sales increase/ (decrease)	13	22	(15)	11	(6)	**25**
Comprising:						
Portfolio changes	–	–	–	–	7	**7**
Exchange differences	(43)	(18)	(20)	(4)	(27)	**(112)**
Underlying increase/(decrease)	**56**	**40**	**5**	**15**	**14**	**130**
Statutory sales increase/ (decrease)	1%	4%	(4)%	4%	(1)%	**1%**
Constant exchange rate increase/(decrease)	4%	8%	1%	6%	3%	**4%**
Underlying increase/(decrease)	**4%**	**8%**	**1%**	**6%**	**2%**	**4%**

Financial key performance indicators *continued*

Adjusted operating profit

Adjusted operating profit excludes the cost of major reorganisation, certain property charges, other net gains and losses on the sale or closure of subsidiaries, joint ventures, associates and other financial assets, and intangible charges, including impairment, relating only to goodwill and intangible assets acquired through business combinations or relating to associates. Other net gains and losses also includes costs related to business closures and acquisitions. Further details are given below under 'Adjusted earnings per share'. Underlying adjusted operating profit movements exclude the effect of exchange, the impact of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Portfolio changes are calculated by taking account of the additional contribution (at constant exchange rates) from acquisitions made in both the current year and the prior year.

For acquisitions made in the prior year, the additional contribution excluded is calculated as the operating profit made in the period of the current year that corresponds to the pre-acquisition period in the prior year, and for current year acquisitions, the results for the current year are excluded. Operating profit made by businesses disposed in either the current year or the prior year is also excluded. Constant exchange rates are calculated by assuming the average exchange rates in the prior year prevailed throughout the current year. This non-GAAP measure enables management and investors to track more easily, and consistently, the underlying operating profit performance of the Group.

All figures in £ millions	2025	2024	2023
Operating profit	**507**	541	498
Cost of major reorganisation	**–**	(2)	–
Product development impairment	**87**	–	–
Property charges	**(25)**	–	11
Other net gains and losses	**3**	7	16
Intangible charges	**42**	41	48
UK pension discretionary increase	**–**	13	–
Adjusted operating profit	**614**	600	573

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning & Skills	Higher Education	Total
Adjusted operating profit increase/(decrease)	(7)	15	–	9	(3)	**14**
Comprising:						
Exchange differences	(10)	(4)	(8)	1	(5)	**(26)**
Portfolio changes	–	–	–	–	2	**2**
Underlying increase/(decrease)	**3**	**19**	**8**	**8**	**–**	**38**
Constant exchange rate increase/(decrease)	1%	29%	16%	40%	2%	**7%**
Underlying increase/(decrease)	**1%**	**29%**	**16%**	**40%**	**–**	**6%**

Adjusted operating profit translated at year-end closing rates would be £9m lower (2024: £7m higher) than the reported figure of £614m (2024: £600m) at £605m (2024: £607m).

Adjusted earnings

Adjusted earnings includes adjusted operating profit and adjusted finance and tax charges. Adjusted earnings is included as a non-GAAP measure as it is used by management to evaluate performance and by investors to more easily, and consistently, track the underlying operational performance of the Group over time.

All figures in £ millions	2025	2024	2023
Profit for the year	**336**	435	380
Non-controlling interest	**(1)**	(1)	(2)
Cost of major reorganisation	**–**	(2)	–
Product development impairment	**87**	–	–
Property charges	**(25)**	–	11
Other net gains and losses	**3**	7	16
Intangible charges	**42**	41	48
UK pension discretionary increase	**–**	13	–
Other net finance income	**(7)**	(14)	(28)
Income tax	**(15)**	(61)	(11)
Adjusted earnings	**420**	418	414

Adjusted earnings *continued*

The following items are excluded from adjusted earnings:

Cost of major reorganisation – In 2025, there were no costs of major reorganisation. In 2024, there was a release of £2m related to amounts previously accrued. In 2023, there were no costs of major reorganisation. The costs of these reorganisation programmes are significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance (see note 4).

Product development impairment charges – In 2025, these relate to the impairment of product development assets as a result of courseware platform convergence (see note 20). There were no such amounts in 2024 or 2023.

Property charges – In 2025, property charges are a gain of £25m, relating to reversals of impairments of property assets that were previously impaired through property charges. Impairment reversals have arisen from new sublets on previously vacant space in corporate properties. In 2024, there were no property charges. In 2023, charges of £11m related to impairments of property assets arising from the impact of updates in 2023 to assumptions initially made during the 2022 and 2021 reorganisation programmes.

Other net gains and losses – These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit in order to show the performance of the Group on a more comparable basis year-on-year. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2025 relate to the gain on disposal of Copp Clark, a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to current and prior year acquisitions and disposals. Other net gains and losses in 2024 related to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate. In 2023, they related to the gain on the disposal of the POLS business and gains related to the release of accruals and a provision related to historical acquisitions, offset by losses on the disposal of Pearson College and costs related to current and previous year disposals and acquisitions.

UK pension discretionary increases – Charges in 2024 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis. There were no such awards in 2025 or 2023.

Intangible charges – These represent amortisation relating to intangibles acquired through business combinations. These amortisation charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2025 were £42m compared to a charge of £41m in 2024. This is due to increased amortisation from recent acquisitions partially offset by decreased amortisation from assets reaching the end of their useful economic lives. In 2023, intangible charges were £48m. In all three years, there were no impairment charges.

Other net finance income/costs – These include finance costs in respect of retirement benefits, finance costs of deferred consideration, fair value movements in relation to financial assets held at fair value through profit and loss and foreign exchange and other gains and losses. Finance income relating to retirement benefits is excluded as management does not believe that the consolidated income statement presentation under IAS 19 reflects the economic substance of the underlying assets and liabilities. Finance costs relating to acquisition transactions are excluded as these relate to future earn-outs or acquisition expenses and are not part of the underlying financing. Foreign exchange and other gains and losses are excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

All figures in £ millions	2025	2024	2023
Net finance costs	**(50)**	(31)	(5)
Net finance income in respect of retirement benefits	**(25)**	(21)	(26)
Interest on deferred and contingent consideration	**1**	2	4
Fair value movements on investments	**7**	11	(13)
Net foreign exchange losses/(gains)	**7**	3	(3)
Fair value movement on derivatives	**3**	(7)	10
Interest on provisions for uncertain tax positions	**–**	(2)	–
Adjusted net finance costs	**(57)**	(45)	(33)

Tax – Tax on the above items is excluded from adjusted earnings. Where relevant the Group also excludes the benefit from recognising previously unrecognised pre-acquisition and capital losses. The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

The Group also assesses whether other significant items identified within the reconciliation to the tax charge to profit before tax should be classified as adjusting items where not representative of underlying performance or ongoing operations. This could include derecognition of deferred tax assets, changes in tax rates or the effect of tax investigations.

Financial key performance indicators *continued*

The tax rate reflected in adjusted earnings is calculated as follows:

All figures in £ millions	2025	2024	2023
Profit before tax	**457**	510	493
Adjustments:			
Cost of major reorganisation	**–**	(2)	–
Product development impairment	**87**	–	–
Property charges	**(25)**	–	11
Other net gains and losses	**3**	7	16
Intangible charges	**42**	41	48
UK Pension discretionary increases	**–**	13	–
Other net finance income	**(7)**	(14)	(28)
Adjusted profit before tax	**557**	555	540
Total tax charge	**(121)**	(75)	(113)
Adjustments:			
Tax on cost of major reorganisation	**–**	1	–
Tax on product development impairment	**(22)**	–	–
Tax on property charges	**7**	–	(3)
Tax on other net gains and losses	**(1)**	–	(10)
Tax on intangible charges	**(10)**	(10)	(11)
Tax on UK pensions discretionary increases	**–**	(3)	–
Tax on other net finance costs	**2**	5	7
Tax on goodwill and intangibles	**4**	4	4
Tax benefit on UK tax rate change	**–**	–	1
State Aid provision release	**–**	(63)	–
Movement in provision for tax uncertainties	**3**	6	–
Other tax items	**2**	(1)	1
Adjusted tax charge	**(136)**	(136)	(124)
Tax rate reflected in adjusted earnings	**24.5%**	24.4%	23.0%

Adjusted earnings per share

Adjusted earnings per share is calculated as adjusted earnings divided by the weighted average number of shares in issue on an undiluted basis.

All figures in £ millions	2025	2024	2023
Adjusted operating profit	**614**	600	573
Adjusted net finance costs	**(57)**	(45)	(33)
Adjusted profit before tax	**557**	555	540
Adjusted income tax	**(136)**	(136)	(124)
Adjusted profit for the year	**421**	419	416
Non-controlling interest	**(1)**	(1)	(2)
Adjusted earnings	**420**	418	414
Weighted average number of shares (millions)	**651.3**	673.0	711.5
Weighted average number of shares (millions) for diluted earnings	**660.3**	684.0	717.3
Adjusted earnings per share			
Basic	**64.5p**	62.1p	58.2p
Diluted	**63.6p**	61.1p	57.7p

Return on capital

Return on capital (ROC) is included as a non-GAAP measure of how efficiently we are generating returns from our asset base. ROC is calculated as adjusted operating profit less adjusted income tax as a proportion of capital, where capital adjusts net statutory assets for net debt, retirement benefit assets, other post-retirement medical obligations and other non-operating items.

These adjustments to net statutory assets have been made to better reflect the asset base that generates returns.

All figures in £ millions	2025	2024
Adjusted operating profit	**614**	600
Adjusted income tax charge	**(136)**	(136)
Return	**478**	464
Net statutory assets	**3,663**	4,053
Adjustments for:		
Net debt	**1,069**	853
Retirement benefit assets	**(518)**	(491)
Other post-retirement medical benefit obligation	**17**	19
Other non-operating assets	**–**	(1)
Capital	**4,231**	4,433
Return on capital	**11.3%**	10.5%

Operating cash flow and free cash flow

Operating cash flow is calculated as net cash generated from operations before the impact of items excluded from the adjusted income statement plus dividends from joint ventures and associates (less the re-capitalisation dividends from Penguin Random House); less capital expenditure on property, plant and equipment (including additions to right-of-use assets) and intangible software assets; plus proceeds from the sale of property, plant and equipment (including the impacts of transfers to/from investment in finance lease receivable) and intangible software assets; plus special pension contributions paid; and plus costs of major reorganisation paid. When compared to operating cash flow, free cash flow includes tax paid/received, net finance costs paid, net costs paid for major reorganisation and special pension contributions paid.

Operating cash flow and free cash flow are included as a non-GAAP measures in order to align the cash flows with the corresponding adjusted operating profit and adjusted earnings measures.

All figures in £ millions	2025	2024
Net cash generated from operations	**731**	811
Dividends received	**1**	2
Purchase/disposal of PPE and software	**(131)**	(118)
Net addition of right-of-use assets	**(45)**	(46)
Net costs paid for major reorganisation	**–**	8
Special pension contributions	**2**	–
Other net gains and losses	**13**	5
Operating cash flow	**571**	662
Tax paid	**(2)**	(119)
Net finance costs paid	**(40)**	(45)
Special pension contributions	**(2)**	–
Net costs paid for major reorganisation	**–**	(8)
Free cash flow	**527**	490
Dividends paid (including to non-controlling interests)	**(160)**	(156)
Net movement of funds from operations	**367**	334
Acquisitions and disposals	**(177)**	(58)
Net equity transactions	**(415)**	(351)
Other movements on financial instruments	**9**	(34)
Movement in net debt	**(216)**	(109)
Opening net debt	**(853)**	(744)
Closing net debt	**(1,069)**	(853)

Financial key performance indicators *continued*

Operating cash conversion, calculated as operating cash flow as a percentage of adjusted operating profit, is also shown as a non-GAAP measure as this is used by management and investors to measure cash generation by the Group.

All figures in £ millions	2025	2024
Adjusted operating profit	**614**	600
Operating cash flow	**571**	662
Operating cash conversion	**93%**	110%

Operating cash flow and total free cash flow, which are non-GAAP measures, are commonly used by investors to measure the cash performance of the Group.

Free cash flow conversion, calculated as free cash flow as a percentage of adjusted earnings, is also shown as a non-GAAP measure as this is used by management and investors to measure cash generation by the Group.

All figures in £ millions	2025	2024
Adjusted earnings	**420**	418
Free cash flow	**527**	490
Free cash conversion	**125%**	117%

Net cash generated from operations is translated at an exchange rate approximating the rate at the date of cash flow. The difference between this rate and the average rate used to translate profit gives rise to a currency adjustment in the reconciliation between net profit and net cash generated from operations. This adjustment reflects the timing difference between recognition of profit and the related cash receipts or payments.

Net debt and adjusted earnings before interest, tax, depreciation and amortisation (EBITDA)

For information, the net debt/adjusted EBITDA ratio is shown as a non-GAAP measure as it is commonly used by investors to measure balance sheet strength. Adjusted EBITDA is calculated as adjusted operating profit less depreciation on property, plant and equipment, and amortisation on intangible software assets.

All figures in £ millions	2025	2024
Adjusted operating profit	**614**	600
Depreciation (excluding items included in 'cost of major reorganisation' and 'property charges')	**74**	76
Amortisation on intangible software assets (excluding items included in 'cost of major reorganisation')	**112**	117
Adjusted EBITDA	**800**	793
Cash and cash equivalents	**333**	543
Derivative financial instruments	**13**	(7)
Revolving Credit Facilities	**(297)**	–
Bonds	**(706)**	(955)
Investment in finance lease receivable	**66**	83
Lease liabilities	**(478)**	(517)
Net debt	**(1,069)**	(853)
Net debt/adjusted EBITDA ratio	**1.3x**	1.1x

Adjusted EBITDA translated at year-end closing rates would be £11m lower (2024: £10m higher) than the reported figure of £800m (2024: £793m) at £789m (2024: £803m).

Additional information for US listing purposes

Cross Reference Table:

Item	Form 20–F Caption	Location in this Document	Page Reference
Item 1	**Identity of Directors, Senior Management and Advisers**	Not applicable	n/a
Item 2	**Offer Statistics and Expected Timetable**	Not applicable	n/a
Item 3	**Key Information**		
	A. Reserved	Not applicable	n/a
	B. Capitalisation and indebtedness	Not applicable	n/a
	C. Reasons for the offer and use of proceeds	Not applicable	n/a
	D. Risk factors	Additional Information: Risk factors	244–250
		Strategic Report: Risk management	55–69
Item 4	**Information on the Company**		
	A. History and development of the Company	Strategic Report: At a Glance	2
		Information on the Company	250
		Shareholder Information	262–263
		Strategic Review: Financial Review	25–31
		Note 18: Borrowings	205–206
		Note 19: Financial Risk Management	206–209
		Note 30: Business Combinations	220–221
		Note 31: Disposals	221
		Note 34: Leases	223
	B. Business overview	Strategic Report	2–69
		Note 2: Segmental Information	183–185
		Additional Information: Certain additional information on the Company	250–252
	C. Organisational structure	Parent Company Note 11	230–233

Item	Form 20–F Caption	Location in this Document	Page Reference
	D. Property, plant and equipment	Note 10: Property, plant and Equipment and Investment Property	194–195
		Additional Information: Property, plant and equipment	252
		Strategic Report: Sustainability	32–54
		Additional Information: Risk Factors	244–250
Item 4A	**Unresolved staff comments**	None	n/a
Item 5	**Operating and Financial Review and Prospects**		
	A. Operating results	Additional Information: Operating and Financial Review	252
		Strategic Report: Key performance indicators	23–24
		Strategic Report: Financial review	25–31
		Strategic Report: Risk management (including Viability Statement)	55–69
		Financial Statements	168–233
	B. Liquidity and capital resources	Strategic Report: Financial review	25–31
		Note 16: Derivatives and Hedge Accounting	202–205
		Note 18: Borrowings	205–206
		Note 19: Financial Risk Management	206–209
		Note 34: Leases	223
	C. Research and development, patents and licenses etc	Not applicable	n/a
	D. Trend information	Strategic Report: Key performance indicators	23–24
		Strategic Report: Financial review	25–31
	E. Critical Accounting Estimates	Note 1: Accounting Policies	174–182

Additional information for US listing purposes *continued*

Item	Form 20–F Caption	Location in this Document	Page Reference
Item 6	**Directors, Senior Management and Employees**		
	A. Directors and senior management	Corporate Governance: Board of Directors	72–75
		Corporate Governance: Pearson Executive Management	76–78
	B. Compensation	Directors' Remuneration Report	117–152
	C. Board practices	Corporate Governance: Board of Directors	72–75
		Directors' Remuneration Report	117–152
		Corporate Governance: Audit Committee report	102–116
	D. Employees	Note 5: Employee Information	190
	E. Share ownership	Directors' Remuneration Report	117–152
		Note 26: Share Based Payments	217
	F. Disclosure of a registrant's action to recover erroneously awarded compensation	None	n/a
Item 7	**Major Shareholders and Related Party Transactions**		
	A. Major shareholders	Additional Disclosures	153
	B. Related party transactions	Note 12: Investments in Joint Ventures and Associates	198
		Note 35: Related Party Transactions	224
	C. Interests of experts and counsel	Not applicable	n/a
Item 8	**Financial Information**		
	A. Consolidated statements and other financial information	Financial Statements	168–233
	B. Significant changes	None	n/a
	C. Interests of experts and counsel	Not applicable	n/a

Item	Form 20–F Caption	Location in this Document	Page Reference
Item 9	**The Offer and Listing**		
	A. Offer and listing details	Additional Information: Listing	252
	B. Plan of distribution	Not applicable	n/a
	C. Markets	Additional Information: Listing	252
	D. Selling shareholders	Not applicable	n/a
	E. Dilution	Not applicable	n/a
	F. Expenses of the issue	Not applicable	n/a
Item 10	**Additional Information**		
	A. Share capital	Not applicable	n/a
	B. Articles of association	Additional Information: Articles of Association	253–256
	C. Material contracts	Additional Information: Material Contracts	256
	D. Exchange controls	Additional Information: Exchange Controls	257
	E. Taxation	Additional Information: Tax Considerations	257–258
	F. Dividends and paying agents	Not applicable	n/a
	G. Statement by experts	Not applicable	n/a
	H. Documents on display	Additional Information: Documents on Display	258
	I. Subsidiary information	Parent company Note 11: Group Companies	230–233
	J. Annual report to Security Holders	Not applicable	n/a
Item 11	**Quantitative and Qualitative Disclosures about Market Risk**	Note 19: Financial Risk Management	206–209
		Note 14: Classification of Financial Instruments	200–201
		Note 16: Derivative Financial Instruments and Hedge Accounting	202–205

Item	Form 20–F Caption	Location in this Document	Page Reference
Item 12	**Description of Securities other than Equity Securities**		
	A. Description of debt securities	Not applicable	n/a
	B. Description of warrants and rights	Not applicable	n/a
	C. Description of other securities	Not applicable	n/a
	D. American Depository Shares	Additional Information: Description of Securities Other than Equity Securities	258-259
	D. 1 Name of depositary and address of principal executive office	Not applicable	n/a
	D. 2 Title of ADRs and brief description of provisions	Not applicable	n/a
	D. 3 Depositary fees and charges	Additional Information: Description of Securities Other than Equity Securities	258-259
	D. 4 Depositary payments	Additional Information: Description of Securities Other than Equity Securities	258-259
Item 13	**Defaults, Dividend Arrearages and Delinquencies**	Not applicable	n/a
Item 14	**Material Modifications to the Rights of Security Holders and Use of Proceeds**	Not applicable	n/a
Item 15	**Controls and Procedures**	Additional Information: Controls and Procedures	259-260
Item 16	**Reserved**		
	A. Audit Committee Financial Expert	Additional Information: Audit Committee Financial Expert	260
	B. Code of Ethics	Additional Information: Code of Ethics	260
	C. Principal Accountant Fees	Note 4: Operating Expenses	189-190
		Principal accountant fees and services	260
	D. Exemptions from The Listing Standards for Audit Committees	Not applicable	n/a

Item	Form 20–F Caption	Location in this Document	Page Reference
	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Additional Information: Purchases of Equity Securities by the Issuer and Affiliated Purchases	260-261
	F. Change in Registrants Certifying Accountant	Not applicable	n/a
	G. Corporate Governance	Corporate Governance	70-156
	H. Mine Safety Disclosures	Not applicable	n/a
	I. Disclosure regarding foreign jurisdiction that prevent inspections	Not applicable	n/a
	J. Insider Trading Policies	Additional Information: Insider Trading Policies	261
	K. Cyber security	Additional Information: Cyber security; Strategic Report: Data privacy and cyber security	261, 39
Item 17	**Financial Statements**	Not applicable	n/a
Item 18	**Financial Statements**	Financial Statements	168-233
Item 19	**Exhibits**	Refer to Exhibits list immediately following the signature page for this document as filed with the SEC	n/a

Additional information for US listing purposes *continued*

Risk factors

Ownership of our ordinary shares or American Depositary Shares is subject to risk. You should carefully consider the risk factors described below, as well as the other information included in the rest of this document. The Group's business, financial condition or results from operations could be materially adversely affected by any or all of these risks, or by other risks that it presently cannot identify. Any forward-looking statements are made subject to the Forward-looking statement section located on page 264.

Risks relating to regulation, including Accreditation

Changes in government policy and/or regulations have the potential to affect the Group's business model and/or decisions across all markets.

The Group's educational services, assessment and qualifications businesses may be affected by shifts in government funding and regulation in any or all of the markets in which the Group operates due to external factors beyond its control, including general economic or fiscal conditions, changes in education funding, policy decisions, legislation, or procurement processes. In particular, the Group is subject to the risk of potential amendments to, or suspensions or cancellations of, high-stakes testing in a particular market, which could affect our assessments businesses, including but not limited to our Pearson Test of English or UK & International Qualifications businesses. For example, the UK Government has proposed the introduction of V Levels, in addition to T Levels, as a new vocational qualification pathway, which could negatively impact our UK qualifications business and therefore the Group's financial results. Changes in policy or funding could also result in the loss of schools and/or a decrease in the number of students engaged in our Virtual Learning business.

Typically, each year a large number of our contracts are up for renewal, including within our US Student Assessment business. Our financial plan assumes successful renewal of these contracts or, if any of these contracts are not renewed (as has occurred in the past and may occur in future), the replacement of that loss through the winning of new business. The loss of any of these contracts, whether or not as a result of changes in policy or processes described above, would lead to lower sales and profits in the future unless replaced by commensurate new contract wins, which could have a material impact on the financial prospects of the Group.

The performance and growth of the Group's US educational services and assessment businesses rely on federal and state education funding, which depends on state financial health and budget allocations for education. Pressures on state and local funding, competition from low-cost or disruptive new business models, and the promotion of open-source materials to cut costs could adversely impact the Group's sales. Additionally, changes in federal or state government leadership, education policy priorities, state-level testing frameworks, or education policies may alter funding priorities and potentially decrease efficiencies, while shifts in procurement processes, curriculum changes, and delays in textbook adoptions or testing procedures may also affect the size of the market. Any of these factors could negatively impact the Group's financial results and growth prospects in the US education sector.

The Group has businesses in a variety of geographies globally and is subject to numerous different regulatory regimes and uncertain international environments and regulatory changes which could impact the Group's operations and financial condition.

The Group operates in numerous countries worldwide. In some jurisdictions, the Group faces risks related to government restrictions on market access for non-local companies and limitations on profit repatriation. Operating across multiple geographies also exposes the Group to regulatory hurdles and tariffs including in respect of trade tensions, changes to foreign trade policies, and evolving sentiment towards multinational companies in a challenging international political environment. The Group has a central Compliance team and a network of local compliance representatives within the Legal function to ensure that the Group meets its obligations. However, we are subject to evolving laws, international accords and policies or the changing of their interpretation or application, including those on environmental sustainability, human capital and governance topics.

The political, regulatory, economic and currency risks, along with the risk of compliance failures (e.g., fraud, sanctions, bribery), or conflicting legislation or regulation across countries and states, including its interpretation or application, have in the past and could in the future affect the realisation or the results of our objectives, as well as possibly reducing investment returns and impacting the Group's ability to reinvest or distribute profits.

Sanctions against specific countries or entities may require the Group to exit certain markets. Regulatory investigations related to sanctions have in the past and could in the future be costly, consume management resources, harm the Group's reputation, and lead to legal and financial consequences. We have in the past and could in the future face scrutiny from stakeholders, including from multiple domestic or international governmental authorities who may have different or conflicting views on our business practices and activities, which could lead to fines or other costs, reputational damage, legal issues, enforcement actions or operational changes and which could therefore have an adverse effect on our business, operations and financial condition.

Risks relating to Artificial Intelligence, Content and Channel

The Group could face additional cost and diversion of personnel (i) to meet any new regulation or law applicable to its use of Artificial Intelligence (AI) in its products and services and/or (ii) to protect any of its intellectual property developed using AI.

The Group has a history of utilising AI in its products and services, and incorporation is expected only to increase as AI technologies (including generative AI) continue to develop. Our ability to do this successfully depends in part on the openness of the public to the use of AI in the learning sector. If the content that AI applications assist us in producing is or is perceived or alleged to be deficient or inaccurate, our reputation may be adversely affected, and/or the effectiveness of the Group's products may be undermined.

In 2025, the Group progressed the development of AI features in many products, for example, the implementation of AI for personalised lessons, as exemplified by Digital Language Tutor and AI Study Tools. Although these developments have shown encouraging signs, an inability to sustain the positive momentum would result in lower sales and profit than anticipated. In addition, if our competitors incorporate AI into their products more quickly or more successfully than we do, our ability to compete effectively could be impaired.

The increasing interest in AI by governments and regulators around the world and the different approaches they are taking continue to bring a level of regulatory uncertainty which may increase costs and liabilities in a manner that is beyond the Group's control and could result in conflicting legal requirements, potentially further increasing costs and/or adversely impacting the Group's ability to operate.

In addition, there remains uncertainty and potential inconsistency regarding legal protections that are afforded to the Group's intellectual property developed (in whole or in part) with the use of AI (or software including any AI), as laws and regulations evolve and develop.

If the Group fails to successfully invest in and deliver the right products and services or fails to respond to government concerns and/or competitive threats, its sales and profits could be adversely impacted.

A common trend facing all the Group's businesses is the digitisation of content and the proliferation of distribution channels, either over the internet or via other electronic means, replacing traditional print formats. The digital migration has led to changes in consumers' perception of value and the publisher's position between consumers, retailers, and authors, and has required the Group to make changes in its product and content distribution.

A proliferation of available supply routes for content, in addition to buying or subscribing to the Group's content, means that the Group may not fully realise a return for its investment in developing and distributing this content. Alternatives such as second-hand and rental copies, open educational resources, online discounters, file sharing and use of pirated copies all offer either lower or no financial returns to the Group and may reduce demand for the Group's products or place downward pressure on pricing.

Where the purchaser is a school or institution, they will typically use educational funding to purchase our materials or assessments. However, there are multiple competing demands for educational funds and there is no guarantee that new courseware or testing or training programmes will be funded, or that the Group will win or retain this business.

If the Group does not adapt rapidly to such and other market trends, it may lose business to faster moving or more agile competitors, who increasingly are non-traditional competitors that may be more difficult to identify or anticipate. The Group may be required to invest significant resources to further adapt to the changing competitive environment, which requires continued development of both content and methods of delivery to be able to provide differentiated products and services and may result in competitive disadvantage and missed opportunity for sales and growth if such investments are not successful or do not generate an adequate return.

An example of this is where the Group's products and services may potentially face competition from those developed by non-traditional competitors using advanced generative AI tools. Generative AI tools may enable the rapid creation and distribution of content at lower cost and could disrupt the markets in which the Group operates. If the Group does not successfully adapt to these technological developments, including through appropriate investment and integration into its offerings, its businesses, financial results, and competitive position could be adversely affected.

Failure to use the Group's data effectively to enhance the quality and scope of current products and services in order to improve learning outcomes could adversely affect the Group's business.

The Group seeks to maximise the use of data to enhance the quality and scope of current products and services to improve learning outcomes while managing associated risks. The Group's ability to continue to do so may be subject to factors beyond the Group's control. In addition, the lack of availability of timely, complete, and accurate data, limits informed decision-making and increases the risk of non-compliance with legal, regulatory, and reporting requirements. Business change and transformation success is dependent on migration of a significant number of datasets and our inability to effectively accomplish this could adversely affect the Group's results.

If the Group does not adequately protect its intellectual property and proprietary rights, its competitive position and results may be adversely affected and its ability to grow restricted.

Some of the Group's products and services comprise intellectual property delivered through a variety of print and digital media, online software applications and platforms. The Group relies on trademark, patent, copyright and other intellectual property laws to establish and protect its proprietary rights in these products and services. As discussed above, the evolving legal and regulatory framework relating to Artificial Intelligence, and the applicability and interpretation of existing intellectual property laws in this context, continue to create uncertainty. The Group also faces uncertainty regarding its ability to adequately protect its content from its unauthorised use in training Large Language Models and other AI models, including those underlying generative Artificial Intelligence tools.

Failure, or an inability, to adequately manage, procure, register or protect intellectual property rights (including trademarks, patents, trade secrets and copyright) in the Group's brands, content and technology, may prevent the Group from enforcing its rights and increase the risk of infringement by third parties, including through print and digital counterfeiting and digital piracy, which could reduce sales and erode margins.

The Group's intellectual property rights (IPR) in brands and content, historically its core assets, are generally well established in key markets. As technology and digital delivery of content have become an increasingly critical component of the Group's business strategy, the Group has grown its patent portfolio to expand its protection of high-value technology in the US and key international markets.

Online copying and circumvention of security measures have become increasingly sophisticated and difficult to prevent. Technological advancements have made the unauthorised copying and widespread distribution of unlicensed content more accessible and scalable, including through the use of generative AI. At the same time, detecting unauthorised use of our intellectual property and enforcing our IPR has become more difficult due to the growing volume, speed, and technical sophistication of such activities. Notably, in recent years 'digital counterfeit' websites have offered or attempted to offer unprotected PDF files of many of Pearson's titles, at scale, using modern and sophisticated e-commerce methods, with a professional or legitimate appearance. Additionally, such websites may have acted as potential sources of data for Large Language Models. From an IPR perspective, increasing the Group's digital business continues to expose it to evolving trademark, copyright and patent infringement risks.

Additional information for US listing purposes *continued*

The Group's forward-looking IPR strategy seeks to maintain a broad portfolio of IPR in key markets. However, the Group also operates in jurisdictions where its IPR efforts are more limited or legal protections are uncertain, which could adversely affect future growth.

Where the Group has registered or otherwise established its IPR, it cannot guarantee that such rights will provide competitive advantages due to: the challenges and costs of monitoring and enforcement in jurisdictions where competition may be intense; the limited and/or ineffective IPR protection and enforcement mechanisms available to it in many countries; the risk that its IPR may lapse, be invalidated, circumvented, challenged, or abandoned, or that the Group may otherwise lose the ability to assert such rights against third parties. The loss or diminution in value of these proprietary rights or the Group's intellectual property could have a material adverse effect on the Group's business and financial performance.

Risks relating to Capability

The Group's strategy involves significant ongoing change, including moving into new markets. This increases the risk of failure to realise anticipated benefits or of costs being higher than anticipated, or that the Group's business as usual activities are adversely impacted.

The Group's strategy aims, among other things, to achieve significant growth in markets in which Pearson has less experience, including enterprise sales, and such anticipated growth may not be realised. The Group's financial plan assumes that the costs associated with such new market strategies will be successfully managed in all business units, but should this cost management not be successful, the Group is likely to report lower than anticipated profits.

If the Group fails to attract, retain and develop appropriately skilled employees, it may limit its ability to achieve its strategic and operational goals and its business may be harmed.

The Group's success depends on the skill, experience and engagement of its employees. Their expertise has allowed the Group to demonstrate agility, notably in how the Group has been able to develop and deploy beta tests of products using large language models and AI tools. Training and development of staff is a focus area for managers throughout the organisation, but there is no guarantee that workers will continue to have the required skills prospectively.

The Group has a key dependency on the Chief Executive and certain other key employees. If it is unable to attract, retain and develop sufficiently experienced and capable staff, especially in technology, product development, sales and leadership, its business and financial results may suffer. When talented employees leave, the Group may have difficulty replacing those skills, and its business may suffer. There can be no assurance that the Group will be able to successfully attract and retain the skills that it needs.

If the Group is unable to successfully execute, scale, or derive the expected benefits from its large-scale strategic partnerships, including with major technology or platform providers, its ability to achieve its strategic and operational objectives could be adversely affected and its business, financial results, and growth prospects may be harmed.

The Group's success with these partnerships depends on a number of factors, including, but not limited to, the availability and retention of appropriately skilled personnel, the adequacy of its operational capacity, effective coordination across organisations, and the implementation of appropriate governance and oversight frameworks. These partnerships are often complex, involve significant integration efforts, and may require the Group to align its product development, go-to-market strategies, and operational processes with those of its partners.

In addition, the Group has limited control over its partners' business decisions, strategic priorities, resource allocation and technology roadmaps. Changes in a partner's strategy, commercial terms, technical requirements or level of support, or a partner's failure to prioritise or continue its relationship with the Group, could delay or limit the Group's ability to achieve key milestones, including revenue growth and commercialisation objectives. These partners may also enter into or maintain relationships with the Group's competitors. If the Group is unable to effectively manage these risks or successfully execute these partnerships at scale, its financial performance could be adversely affected.

All the Group's businesses depend on information technology (IT) systems and continual technological change. Failure to maintain and support customer-facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact the Group's sales and reputation.

All the Group's businesses, to a greater or lesser extent, are dependent on IT. It either provides software and/or internet services to its customers or uses complex IT systems and products to support its business activities, including customer-facing systems, back-office processing and infrastructure. The Group faces several technological risks associated with software product development (including risks associated with the use of AI in the Group's products and services) and service delivery, information technology security (including viruses and cyber-attacks), e-commerce, enterprise resource planning system implementation and upgrades. Although plans and procedures are in place to continue to reduce and manage such risks, as well as training and security measures, with further progress made during 2025 in this area, from time to time the Group has experienced and could in future experience an adverse impact or disruption to the Group services, including by attacks on its systems by unauthorised parties. To date, such impacts and disruptions have not resulted in any material adverse effect, but the Group's businesses could be adversely affected if its systems and infrastructure experience a significant failure or interruption.

Operational disruption to its business, including that caused by third-party providers and partners, a major disaster, and/or external threats, could restrict the Group's ability to supply products and services to its customers.

Across all its businesses, the Group manages complex operational and logistical arrangements including, but not limited to, distribution centres, data centres, cloud computing, and educational and office facilities, as well as relationships with third-party print sites and with other third-party partners. It has outsourced some support functions, including elements of information technology, warehousing and logistics, to third-party providers, and it has also partnered with third parties including in relation to joint go-to-market models and other areas of work.

The failure of the partnerships, or of third parties to whom it has outsourced business functions or who manage directly or indirectly the Group's information and operations, could adversely affect its reputation or financial condition. Failure to recover from a major disaster, (e.g., fire, flood, etc.) at a key facility and/or a major failure of a key facility, system or platform, such as a data centre outage or cloud computing failure or the disruption of supply from a key third-party vendor or partner (e.g. due to bankruptcy) could restrict the Group's ability to service its customers and meet the terms of its contractual relationships with both government agencies and commercial customers. Penalty clauses and/or the failure to retain these contracts at the end of the contract term could adversely impact future sales and/or operations.

Risks relating to the Competitive Marketplace

Global economic strains, increased regulation, policies negatively impacting immigration and other macro market factors may adversely impact the Group's financial performance.

With continued pressure and uncertainty in worldwide economies, particularly in the Group's major markets in the US and UK, there is a risk of a weakening in trading conditions, which could adversely impact the Group's future financial performance. The effect of any deterioration in the global economy may vary across different businesses and will depend on the depth, length and severity of any economic downturn. The education market can be affected by cyclical factors which, although they can have a positive impact for some of the Group's businesses, could for others lead to a reduction in demand for the Group's products and services. Similarly, our Pearson Test of English product may experience a reduction in demand due to the impact of increased regulations and policies that result in decreased levels of international study, testing, and immigration.

Increased competitive pressure, reduced demand due to changing learning preferences, structural market headwinds due to demographic decline, and limits on international study, may adversely impact the Group's financial performance and reduce the expected return on investment.

The Group competes in a highly competitive market that is subject to rapid change in some areas. The Group also faces competitive threats both from large media players and from smaller businesses, online and mobile portals and operators in the digital arena that provide alternative sources of content. The content space continues to face the risk of price compression, driven by the growing prevalence of open educational resources, particularly those enhanced by large language models and generative AI technologies. Alternative distribution channels, such as digital formats, the internet, online retailers, and emerging delivery platforms, pose both threats to and opportunities for traditional publishing business models, potentially impacting both sales volumes and pricing.

In addition, new competitive entrants, increased price competition or shifts in learners away from educational institutions (as seen in certain prior years in reduced higher education enrolments), as well as demographic decline and limits on international study, may lead to lower profitability and cash flow performance. The level of competition is placing financial strain on some of our Higher Education businesses' channel partners; the failure of one of these companies would risk the loss of any outstanding debtor balances.

In our Virtual Learning business, we have seen strong enrolment growth for the 2025/2026 academic year as well as operational improvements and have expanded academic offerings including career programming. Notwithstanding the above, there is no guarantee that these measures will be sufficient in the future to prevent loss of sales and profit in any of those businesses, which could negatively impact the Group's financial performance and prospects.

The Group's investment in new markets may deliver returns that are lower than anticipated.

The Group has invested in, and has plans to continue to invest in, new markets such as workforce and enterprise learning experiences, in which the Group has less experience, and which are very competitive markets. Failure to achieve our planned outcomes may lead to lower than expected sales and profitability.

A significant deterioration in the Group's profitability and/or cash flows caused by prolonged economic instability or recession could reduce its liquidity and/or impair its financial ratios and trigger a need to raise additional funds from the capital markets and/or renegotiate its banking covenants.

To the extent that worldwide economic conditions materially deteriorate, the Group's sales, profitability and cash flows could be significantly reduced as customers could be unable to purchase products and services in the expected quantities and/or pay for them within normal agreed terms.

Disruption in capital markets or potential concerns about the Group's credit rating, for instance manifested in downgrades or negative outlooks by the credit rating agencies, may mean that this capital may not be available on favourable terms or may not be available at all.

Risks relating to Customer Expectations

Failure to meet our customers' rapidly changing expectations for our products and services or to anticipate new customer demands could result in reduced market share and profitability, as well as brand erosion.

We continue to adjust our business model in an effort to keep a pace with increasing end user demands. The Group may not be able to adapt, change and succeed in a rapidly changing and uncertain environment, resulting in competitive disadvantage, higher costs and brand erosion. This could result from failing to identify changes in learner preferences or from failing to create products and services which meet these revised expectations.

With the launch of new products, we risk failing to meet customer experience expectations, which increasingly vary from country to country, with respect to how the products and services are delivered e.g. quality and timeliness, impacting the customer's brand loyalty and propensity to purchase, resulting in customer complaints, less favourable social media sentiment, bad reviews, low recommendations, and/or customer attrition.

Additional information for US listing purposes *continued*

There is also the risk that our technology and data dependent products and services do not meet the accessibility requirements of customers and prospective customers, which could result in increased costs, restrictions, fines and/or legal claims.

The Group's ability to safeguard data while meeting increasing customer requirements for transparency regarding data use and protection could adversely affect its business and operations.

Safeguarding data, including customer and other sensitive information, is critical to the Group's business. At the same time, customers are increasingly requiring more detailed information regarding the Group's data governance practices, including how data is collected, used, controlled, protected, and shared, as a condition to entering into or maintaining commercial relationships. Responding to these requests often requires providing detailed information regarding the Group's data practices, which may involve operational complexity, additional compliance costs, and the allocation of significant management and technical resources.

In some cases, the level of transparency requested by customers may create tension between satisfying customer requirements and protecting the Group's confidential information, intellectual property, security protocols, and strategic business plans. If the Group is unable to meet customer requirements regarding data use and protection, or if meeting those requirements requires disclosures or controls that materially impair the protection of the Group's data, intellectual property, or business plans, the Group could lose customers, fail to secure new business, or incur increased compliance, operational or contractual costs. Any such outcome could adversely affect the Group's business, financial condition, results of operations, and growth prospects.

Risks relating to the Group's Portfolio of Businesses

The Group's failure to generate anticipated sales growth, synergies and/or cost savings from acquisitions, mergers and other business combinations, could lead to goodwill and intangible asset impairments.

The Group periodically acquires and disposes of businesses to achieve its strategic objectives, and will continue to consider both as a means to pursue its strategic priorities. In 2025, the Group announced the acquisition of eDynamic Learning, a leading Career and Technical Education (CTE) curriculum solutions provider, enabling us to broaden capabilities and scale our position in the fast-growing Early Careers space. However, acquisitions may involve significant risks and uncertainties, including: difficulties in integrating acquired businesses to realise anticipated sales growth, synergies and/or cost savings; diversion of management attention from other business concerns or resources; and diversion of resources that are needed in other parts of our business. If these risks are not managed, acquisitions could result in goodwill and intangible asset impairments or detriment to our existing businesses.

Divestitures also involve risks and uncertainties that could adversely affect our business, results of operations and financial condition including, among others, the inability to find potential buyers on favourable terms, disruption to our business and/or diversion of management attention from other business concerns, loss of key employees, and possible retention of certain liabilities related to the divested business.

Risks relating to the Group's Responsibility & Reputation

The Group's business depends on a strong brand, and any failure to maintain, protect and enhance its brand would hurt its ability to retain or expand its business.

Protecting the Group's brands and reputation is critical to maintaining and expanding the Group's business and will depend largely on its ability to maintain its customers' trust in its solutions and in the quality and integrity of its products and services, including how it protects the data and privacy of customers and users. During 2025, the Group strengthened capabilities to support business growth by establishing a unified marketing organisation, enhancing both strategic alignment and operational efficiency. The Group must also navigate the increasing divergence of stakeholder perspectives in some of our largest markets and ensure that our brand continues to reflect shifting views on certain matters, while maintaining our key values and objectives. Beyond protection, strengthening the Pearson brand will enable the Group to engage with governments, administrators, teachers, learners, and influencers more effectively. If the Group does not successfully maintain a strong brand, its business could be harmed.

Security breaches involving our information technology systems could harm our ability to run our business and expose us to potential liability and loss of sales.

While we believe the monitoring and security measures we have in place are robust, the Group still faces some risks from malicious attacks on its systems including cyber security incidents that may result from evolving threat vectors and attack techniques. These attacks have, in the past led, and could in the future, lead to temporary loss of system availability or breaches of sensitive information. For example, a number of companies have experienced high-profile data breaches and incidents of fraud perpetrated through the use of deep fakes and other social engineering techniques. Such incidents have previously impacted our customer experience and the Group's reputation and could result in financial loss. Despite the controls and processes in place, unauthorised disclosures of personal information have occurred and may happen again, including due to software malfunctions affecting IT controls or vulnerabilities introduced through third-party systems or service providers.

Information security and cyber risk are constantly evolving, influenced by factors such as increasing customer demand for strong security, compliance requirements, the digital revolution, greater use of the cloud, larger data volumes, and more sophisticated attack strategies, which may include the use of generative AI in an effort to defeat security measures. The Group manages large volumes of personal data, including that of employees, customers, students, and citizens, as well as other sensitive business-critical data like financial information and intellectual property. Despite our security measures, threat actors, including individuals, criminal organisations and state-sponsored operatives, have occasionally gained unauthorised access to the Group's data and may do so in the future, including through incidents affecting third-party vendors or cloud service providers.

Any perceived or actual unauthorised disclosure of personal data or confidential information, whether through a breach of the Group's network, a third-party partner, unauthorised access, employee theft, misuse, or error, could harm the Group's reputation, affect its ability to attract and retain customers, disrupt business operations, or lead to regulatory investigations and/or claims or litigation. Additionally, the Group could incur significant costs in complying with relevant laws and regulations regarding the protection of personal data and confidential information, payments due to cyber extortion, remediation, notification, or responding to regulatory investigations.

Changes to data privacy legislation must also be monitored and acted upon to ensure the Group remains in compliance across different markets, many of which are taking increasingly divergent approaches to the protection of personal information in the age of AI. This will require the Group to adapt further to accommodate jurisdictional variations, including by developing our products in a more flexible way to meet such requirements, which may result in additional cost and/or investments.

Countries where the Group operates or serves customers continue to adopt data protection legislation, with enforcement increasingly emphasising transparency and customer choice. This includes requirements relating to AI-driven personalised services and data breach management, reflecting customers' growing awareness and sophistication regarding data protection.

Failure to provide the appropriate level of transparency and control in the Group's products could increase the regulatory, commercial and/or reputational risks that the Group faces with any or all of its various stakeholders.

A control breakdown or service failure in the Group's testing businesses could result in financial loss and reputational damage.

The Group's testing businesses, including those in Assessment & Qualifications, Enterprise Learning & Skills and English Language Learning, involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. The Group's financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.

There are inherent risks associated with the Group's testing businesses, both in the US and the UK. A service failure caused by a breakdown in testing and assessment processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. The failure to meet expected service standards and/or a late or erroneous delivery of qualification results have in the past and/or could in the future leave the Group subject to regulatory sanctions (including fines), legal claims, penalty charges under contracts, non-renewal of contracts and/or suspension or withdrawal of its accreditation to conduct tests. It is possible that any such events described above would result in adverse publicity, which may affect the Group's ability to retain existing contracts and/or obtain new customers.

Risks associated with identity verification and related data collection could lead to claims or penalties.

The Group is often contractually required to take measures to validate the identity of learners, especially those completing assessments. In certain jurisdictions, companies, including Pearson, have faced legal claims for the collection of or use of information obtained, particularly in relation to biometric information, which have resulted and could in the future result in settlements. The Group takes steps to comply with evolving legal requirements but there is no guarantee that its efforts will be sufficient to protect the Group from all potential issues, which could result in potential fines, penalties, judgments or settlements unfavourable to the Group, especially if not covered by the Group's insurance cover.

Failure to effectively manage risks associated with compliance with global and local anti-bribery and corruption (ABC) legislation could result in costly legal investigations and/or adversely impact the Group's reputation.

The Group is committed to an effective compliance programme in keeping with changing regulatory expectations, and it is also committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business. Despite those commitments, there is a risk that the Group's management, employees or representatives may take actions that violate applicable laws and regulations, including those regarding accurate keeping of books and records or prohibiting the making of improper payments for the purposes of obtaining or keeping business, including laws such as the US Foreign Corrupt Practices Act, the UK Bribery Act, the UK Economic Crime and Corporate Transparency Act and other applicable anti-fraud legislation. Any regulatory inquiry or investigations could be costly, require a significant amount of management's time and attention, adversely impact the Group's reputation, or lead to litigation and financial impacts.

Failure to comply with antitrust and competition legislation and/or legal or regulatory proceedings could result in substantial financial cost and/or adversely impact the Group's reputation.

The Group is subject to global and local antitrust and competition law. Although the Group has policies in place and is committed to conducting business in compliance with local and international laws, there is a risk that management, employees or representatives may act in a way that violates applicable antitrust or competition laws. Further, the Group and its subsidiaries have been and may in the future be subject to legal and regulatory investigation and proceedings in the countries in which the Group operates. These proceedings could result in greater scrutiny of the Group's operations in other countries for anti-competitive behaviour and, in the worst case, result in substantial financial penalties. Any such circumstances could also have an adverse impact on the Group's reputation.

Failure to adequately protect the health, safety and wellbeing of the Group's employees, learners and other stakeholders could adversely impact the Group's reputation, profitability, and future growth.

Although the Group has invested in global policies, procedures and controls to safeguard the health, safety and wellbeing of its employees, learners and other stakeholders, accidents or incidents have occurred and could still occur due to known or unforeseen risks, causing injury or harm to individuals and impacting the Group's business operations. This has the potential to lead to legal impact, including criminal and civil litigation, reputational impact and/or business disruption which in turn could lead to operational loss for, and reduction in the profitability of, the Group.

Failure to ensure security for the Group's staff, learners, and assets, due to increasing numbers of, and variety of, local and global threats, could impact the Group's operations, financial performance and reputation.

Pearson is a global business with locations in diverse, sometimes high-risk, locations worldwide. Although it has protective measures in place to secure its staff, learners and assets, the Group could still be impacted by external threats, such as localised incidents, terrorist attacks, strikes or extreme weather. Future occurrences could cause harm to individuals and/or disrupt business operations. These have the potential to lead to operational loss, a reduction in profitability and impact on the Group's global reputation.

Additional information for US listing purposes *continued*

Other Significant Near-term and Emerging Risks

Sustainability risks may adversely impact the Group's business, if not managed appropriately.

The Group considers sustainability risks no differently to the way it manages any other business risk. Expectations around climate commitments and measurements change on a regular basis. A failure to comply with relevant standards, or other sustainability-related laws or regulations, whether in the UK or elsewhere, could adversely affect the Group's reputation and have a negative impact on its relations with employees, customers and/or business partners. Costs associated with climate-transition which cannot be fully managed by decarbonisation activities may lead to decreased margins.

A lack of sufficient capital resources could adversely impact the Group's ability to operate.

Financial crises impact financial markets periodically, which could result in constrained capital markets, bank failures and loss of capital for the Group, or an inability to access debt capital markets as planned.

High levels of global inflation could increase costs and adversely impact the Group's profits and financial performance.

High ongoing global inflation factors have increased and could further increase the cost of production for Pearson, particularly through wage inflation. There is no guarantee that the Group would be able to continue to manage increased costs or generate sales successfully to mitigate the effects of inflation, which could lead to reduced earnings and ability to invest in future growth.

Business efficiency and transformation initiatives may adversely affect the Group's financial performance and ability to execute its strategy if not successfully implemented.

As part of its operating plan, the Group is undertaking a number of business efficiency and transformation initiatives over the medium to long term to support its strategic and growth objectives. The Group's financial performance and ability to fund future investment depend, in part, on the timely and effective execution of these initiatives and the realisation of anticipated benefits.

These initiatives are complex and may involve changes to business processes, systems, organisational structures, and cost bases, as well as upfront expenditures. There can be no assurance that the Group will implement these initiatives within expected timeframes or achieve the anticipated efficiencies, cost savings, or performance improvements. Delays, execution challenges, or unanticipated costs could adversely affect the Group's financial performance and its ability to execute its strategic plans.

Geopolitical conflict and instability could adversely affect the Group's operations and financial performance.

The Group has staff and offices globally, which could be impacted by geopolitical conflicts, military actions, sanctions, blockades, or other geopolitical instability as a result of geopolitical issues. Some of the Group's operations and development activities are located in regions that may be subject to heightened geopolitical risk, and any disruption to personnel, facilities, or infrastructure in such regions could adversely affect product development, innovation timelines, service quality, and business continuity, which in turn could negatively impact the Group's operations, sales, and financial performance.

Certain additional information on the Company

Information on the Company

Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered under the UK Companies Act as a public limited company in 1981. The Group conducts its operations primarily through its subsidiaries and other affiliates. Its principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: +44 20 7010 2000) and its website address is https://plc.pearson.com/. The Company is registered in England and Wales under the company number 00053723. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Operating cycles

The Group determines a normal operating cycle separately for each entity/cash generating unit with distinct economic characteristics. The 'normal operating cycle' for each of the Group's businesses is primarily based on the expected period over which content or services will generate cash flows. The Higher Education courseware market is primarily driven by an adoption cycle, with colleges and professors typically refreshing their courses and selecting revised programs on a regular basis, often in line with the release of new content or new technology offerings. The Company renews its product development assets to reflect new content and capabilities which enhance the attractiveness of its offering to both educators and learners.

Analysis of historical data shows that the typical life cycle of Higher Education content is up to five years but varies by product. In addition to content, the Group also develops technology platforms for products and the life cycle for these platforms can be in excess of the five years cycle for content. Again, the operating cycle for content and platforms mirrors the market cycle.

Historically for a major content refresh a development phase of typically 12 to 18 months for Higher Education precedes the period during which the Company receives and delivers against orders for the products it has developed for the programme.

The operating cycles in respect of the Group's Professional and Clinical content are more specialised in nature as they relate to educational or heavy reference products released into smaller markets (e.g. the financial training and IT sectors). Nevertheless, in these markets, there is still a regular cycle of product renewal, in line with demand which management monitor. Typically, the life cycle is five years for Professional content and seven years for Clinical content. Elsewhere in the Group, operating cycles are typically less than one year.

Competition

The Group's businesses operate in highly competitive markets. The Group faces competitive threats both from large media players and from smaller businesses, online and mobile portals and operators in the digital arena that provide alternative sources of content. Alternative distribution channels, e.g. digital format, the internet, online retailers, and growing delivery platforms (e.g. e-readers or tablets), pose both threats and opportunities to traditional publishing business models, potentially impacting both sales volumes and pricing.

In Assessment & Qualifications, the Group competes with other companies offering test development and administration including Cambium, Data Recognition Corp (DRC), Educational Testing Service (ETS), and NWEA. Pearson Professional Assessments competes with companies such as Prometric, PSI and Meazure Learning, as well as a number of other modular players. The Clinical Assessment business competes with companies such as MHS and WPS. The UK & International Qualifications business competes with companies such as AQA, Cambridge Assessment and OCR, as well as a number of specialised players.

In Virtual Learning, the Group competes with companies such as Stride in virtual schools, alongside players that specialise in a particular academic discipline or focus on a learning technology.

In English Language Learning, the Group competes with Oxford University Press, Macmillan and other publishers within its Institutional segment. In Pearson Test of English, the Group competes with alternative tests including iELTS and TOEFL. In the online language learning market, the Group competes with businesses such as Duolingo, Babbel and Busuu, as well as a number of smaller players.

In Enterprise Learning & Skills, the Vocational Qualifications business competes with companies such as City & Guilds, alongside other niche and local market providers. The Group's GED business competes with companies such as HiSET in high school equivalency. In addition, the business of content/courseware creation for enterprises competes with providers such as Skillsoft, and the enterprise data, technology, assessment and learning businesses compete with learning platforms such as Guild in education-as-a-benefit, credential platforms such as Accredible, talent management platforms such as Eightfold.ai, data services such as Emsi, and skills and ability testing businesses such as SHL.

In Higher Education, the Group competes with other publishers and creators of educational materials and services. These companies include publishers such as Cengage Learning and McGraw-Hill Education, as well as non-mainstream publishers.

Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the student, organisations, school boards, educators, employers and government officials making purchasing decisions.

Intellectual property

The Group's principal intellectual property assets consist of its:

- trademarks and other rights via its brands (including corporate and business unit brands and imprints, as well as product and service brands);
- copyrights for its textbook and related educational content and software code; and
- patents and trade secrets related to the innovative methods deployed in its key technologies.

The Group believes it has taken reasonable legal steps to protect its key brands in its major markets and copyright in its content and has taken appropriate steps to develop a comprehensive patent programme to ensure appropriate protection of emerging inventions that are critical to its new business strategies.

Licenses, patents and contracts

The Group is not dependent upon any particular licenses, patents or new manufacturing processes that are material to its business or profitability. Notwithstanding the foregoing, the Group's education business is dependent upon licensed rights since most textbooks and digital learning tools include content and/or software that is licensed to it by third parties (or assigned subject to royalty arrangements). In addition, some software products in various business lines rely upon patents licensed from third parties.

The Group is not materially dependent upon any particular contracts with suppliers or customers, including contracts of an industrial, commercial or financial nature. The Group's sales are diversified, and no individual customer comprised more than 5% of sales in 2025.

Raw materials

Paper remains the principal raw material used by the Group although its use is declining given the shift to digital products. The bulk of the paper used by Pearson is supplied by its printers. The Group has not experienced and does not anticipate difficulty in obtaining adequate supplies of paper for its operations, with sourcing available from numerous suppliers. While prices fluctuate depending upon local market conditions, the Group has not experienced extensive volatility in fulfilling paper requirements. In the event of a sharp increase in paper prices, including those driven by tariffs, the Group has a number of alternatives to minimise the impact on its operating margins, which include modifying the grades of paper used in production.

Government regulation

The manufacture of certain products in various markets is subject to governmental regulation relating to the discharge of materials into the environment. Operations are also subject to the risks and uncertainties attendant to doing business in numerous countries. Some of the countries in which the Group conducts these operations maintain controls on the repatriation of earnings and capital and restrict the means available for hedging potential currency fluctuation risks.

The operations that are affected by these controls, however, are not material. Accordingly, these controls have not significantly affected the Group's international operations. Regulatory authorities may have enforcement powers that could have an impact. The Group believes, however, that in light of the nature of its business the risk of these sanctions does not represent a material threat.

Legal proceedings

The Group and its subsidiaries are from time to time the subject of legal proceedings incidental to the nature of its and their operations, including private litigation or arbitrations, governmental proceedings and investigations by regulatory bodies.

Additional information for US listing purposes *continued*

Property, plant and equipment

The Group's headquarters are located at leasehold premises in London, England. As at 31 December 2025, it owned or leased approximately 700 properties, including approximately 535 testing/teaching centres in over 55 countries worldwide, the majority of which are located in the United Kingdom and the United States. The other properties owned and leased by the Group consist mainly of offices and distribution centres. In some cases properties leased by the Group are then sublet to third parties.

The vast majority of printing is carried out by third-party suppliers. The Group operates a small digital print operation as part of its Pearson Assessment & Testing businesses which provides short-run and print-on-demand products, typically custom client applications.

The Group owns the following principal properties at 31 December 2025:

General use of property	Location	Area in square feet
Warehouse/office	Cedar Rapids, Iowa, USA	205,000
Testing	Owatonna, Minnesota, USA	126,450

The Group leased the following principal properties at 31 December 2025:

General use of property	Location	Area in square feet
Office	Hudson, New York, USA*	313,285
Office	Westminster, London, UK*	274,488
Office	Hoboken, New Jersey, USA*	216,273
Office	Bloomington, Minnesota, USA*	147,159
Warehouse/office	Cedar Rapids, Iowa, USA*	119,682

* Properties have either been fully or partially sublet or are being marketed for sublet.

Off-balance sheet arrangements

The Group does not have any off-balance sheet arrangements, as defined by the SEC for the purposes of the Form 20-F, that have or are reasonably likely to have a material current or future effect on the Group's financial position or results of operations.

Operating and financial review

The financial review for the year ended 31 December 2025 compared to the year ended 31 December 2024 can be found on pages 25-31 of the Strategic report. The financial review for the year ended 31 December 2024 compared to the year ended 31 December 2023 can be found on pages 26-32 of our 2024 Annual Report and Accounts on Form 20-F filed with the United States Securities and Exchange Commission on 14 March 2025.

Directors, senior management and employees

Board practices

As at 28 February 2026, the Group's Board comprises the Chair, two Executive Directors and eight Non-Executive Directors. The Articles of Association (as defined below) provide that all the Directors at the date of the notice convening the Annual General Meeting (AGM) shall retire from office at the meeting. A retiring Director shall, if willing to act, be eligible for re-appointment. If they are not re-appointed, they shall retain office until the meeting appoints someone in their place, or if it does not do so, until the end of the meeting or, if the meeting is adjourned, the end of the adjourned meeting. The Articles of Association also provide that every Director appointed by the Board be subject to re-appointment by shareholders at the next AGM following their appointment.

Pearson is listed on the New York Stock Exchange (NYSE). As a listed non-US issuer, the Group is not required to comply with some of the NYSE's corporate governance rules, but must disclose on its website any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Group believes that it is in compliance in all material respects with all the NYSE rules except that the Nomination & Governance Committee is not composed entirely of independent Directors as the Chair, who is not considered independent under NYSE rules, is a member of this Committee in addition to independent Directors.

Employees

Through its subsidiaries, the Group has entered into collective bargaining agreements with employees in various locations. The Group's management has no reason to believe that it would not be able to renegotiate any such agreements on satisfactory terms. The Group encourages employees to contribute actively to the business in the context of their particular job roles and believes that the relations with its employees are generally good.

Significant changes

Other than those events described in note 36 in the consolidated financial statements, and seasonal fluctuations in borrowings, there has been no significant change to the Group's financial condition or results of operations since 31 December 2025. The Group's borrowings fluctuate by season due to the effect of the school year on working capital requirements. Assuming no share buyback programmes, acquisitions or disposals, the maximum level of net debt normally occurs in the third quarter, and the minimum level of net debt normally occurs in December.

Listing

The principal trading market for the Group's ordinary shares is the London Stock Exchange, on which they trade under the symbol 'PSON'. Its ordinary shares also trade in the United States in the form of ADSs evidenced by ADRs under a sponsored ADR facility with JPMorgan Chase Bank, as depositary. The Group established this facility in March 1995 and amended it in August 2014 in connection with its NYSE listing, and in January 2025 in connection with the appointment of JPMorgan Chase Bank as depositary thereunder. Each ADS represents one ordinary share.

The ADSs trade on the NYSE under the symbol 'PSO'.

Articles of Association

The Group summarises below the material provisions of its articles of association, as amended (the 'Articles of Association'), which have been filed as an exhibit to this annual report on Form 20-F for the year ended 31 December 2025. The summary below is qualified entirely by reference to the Articles of Association. In conformity with the UK Companies Act 2006 (the Act), the Group has multiple business objectives and purposes and is authorised to do such things as the Board may consider fit to further its interests or incidental or conducive to the attainment of its objectives and purposes.

Directors' powers

The Group's business shall be managed by the Board of Directors and the Board may exercise all such of its powers as are not required by law or by the Articles of Association or by any directions given by the Company by special resolution, to be exercised in a general meeting.

Interested Directors

For the purposes of section 175 of the Act, the Board may authorise any matter proposed to it which would, if not so authorised, involve a breach of duty by a Director under that section, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company. Any such authorisation will be effective only if:

a. any requirement as to quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director; and

b. the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

The Board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted. The Board may vary or terminate any such authorisation at any time.

Provided that he or she has disclosed to the Board the nature and extent of his or her interest (or else that the Director is not aware of the interest or not aware of the transaction or arrangement in question, or else that the interest cannot be reasonably regarded to give rise to a conflict of interest), a Director notwithstanding his or her office:

a. may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

b. may act by himself or herself or his or her firm in a professional capacity for the Company (otherwise than as auditor) and he or she or his or her firm shall be entitled to remuneration for professional services as if he or she were not a Director;

c. may be a Director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is otherwise (directly or indirectly) interested.

A Director shall not, by reason of his or her office, be accountable to the Company for any remuneration or other benefit which he or she derives from any office or employment or from any transaction or arrangement or from any interest in any body corporate:

a. the acceptance, entry into or existence of which has been approved by the Board (subject, in any such case, to any limits or conditions to which such approval was subject); or

b. which he or she is permitted to hold or enter into by virtue of paragraph (a), (b) or (c) above;

nor shall the receipt of any such remuneration or other benefit constitute a breach of his or her duty under section 176 of the Act. A Director shall be under no duty to the Company with respect to any information which he or she obtains or has obtained otherwise than as a Director of the Company and in respect of which he or she owes a duty of confidentiality to another person. However, to the extent that his or her relationship with that other person gives rise to a conflict of interest or possible conflict of interest, the preceding sentence only applies if the existence of such relationship has been approved by the Board. In such circumstances, the Director shall not be in breach of the general duties he or she owes to the Company by virtue of sections 171 to 177 of the Act because he or she fails:

a. to disclose any such information to the Board or to any Director or other officer or employee of the Company; and/or

b. to use or apply any such information in performing his or her duties as a Director of the Company.

Where the existence of a Director's relationship with another person has been approved by the Board and his or her relationship with that person gives rise to a conflict of interest or possible conflict of interest, the Director shall not be in breach of the general duties he or she owes to the Company by virtue of sections 171 to 177 of the Act because he or she:

a. absents himself or herself from meetings of the Board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

b. makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser, for so long as he or she reasonably believes such conflict of interest or possible conflict of interest subsists.

Except as stated below, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he or she has an interest which is, to his or her knowledge, a material interest, otherwise than by virtue of his or her interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting of the Board in relation to any resolution on which he or she is debarred from voting.

Notwithstanding the foregoing, a Director will be entitled to vote, and be counted in the quorum, on any resolution concerning any of the following matters:

- the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or her or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

Additional information for US listing purposes *continued*

- the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself or she herself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;
- any proposal relating to the Company or any of its subsidiary undertakings where it is offering securities in which offer a Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which a Director is to participate;
- any proposal relating to another Company in which he or she and any persons connected with him or her do not to his or her knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the Act) representing one percent or more of either any class of the equity share capital, or the voting rights, in such Company;
- any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him or her any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and
- any proposal concerning insurance that the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons, including Directors.

Where proposals are under consideration concerning the appointment of two or more Directors to offices or employment with us or any Company in which the Group is interested, these proposals may be divided and considered separately and each of these Directors, if not prohibited from voting under the provisions of the eighth paragraph before this one, will be entitled to vote and be counted in the quorum with respect to each resolution except that concerning his or her own appointment.

Retirement and re-appointment of Directors

At every AGM, all the Directors at the date of the notice convening the AGM shall retire from office. A retiring Director shall, if willing to act, be eligible for re-appointment. If he or she is not re-appointed, he or she shall retain office until the meeting appoints someone in his or her place, or if it does not do so, until the end of the meeting, or until the end of the adjourned meeting if the meeting is adjourned.

Where a Director has been reappointed after notice of the AGM has been given, that Director shall retire at the next AGM of which notice is first given after his or her appointment as Director. If there is an insufficient number of appointed or re-appointed Directors at any of the Company's AGMs rendering the Board inquorate, all Directors shall be automatically re-appointed only for the purposes of filling vacancies and convening general meetings of the Company and to perform such duties as are appropriate to maintain the Company as a going concern and to enable it to comply with its legal and regulatory obligations. The Directors are required to convene a further general meeting of the Company as soon as reasonably practicable to allow new Directors to be appointed, and such Directors who were not appointed at the original general meeting shall subsequently retire.

Borrowing powers

The Board of Directors may exercise all powers to borrow money and to mortgage or charge the Group's undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any of its or any third party's debts, liabilities or obligations.

The Board of Directors must restrict the borrowings in order to secure that the aggregate amount of undischarged monies borrowed by the Group (and any of its subsidiaries), but excluding any intra-group debts, shall not at any time (without the previous sanction of the Company in the form of an ordinary resolution) exceed a sum equal to twice the aggregate of the adjusted capital and reserves.

Other provisions relating to Directors

Under the Articles of Association, Directors are paid out of the Group's funds for their services as it may from time to time determine by ordinary resolution and, in the case of Non-Executive Directors, up to an aggregate of £1,000,000 per year or such other amounts as resolved by the shareholders at a general meeting. Any Director who is not an Executive Director and who performs special services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the Board may determine in accordance with the Group's remuneration policy. Under the Articles of Association, Directors currently are not required to hold any share qualification. However, the remuneration policy mandates a shareholding guideline for Executive Directors which they are expected to build towards over a specified period.

General meetings

Pursuant to the Act, the Company must hold an AGM (within six months beginning with the day following its accounting reference date) at a place and time determined by the Board. The following matters are usually considered at an AGM:

- approval of final dividend;
- consideration of the Company's annual accounts together with associated reports of the Board of Directors and auditors;
- appointment or re-appointment of Directors;
- appointment or re-appointment of the auditors, and authorisation for the Audit Committee to determine and fix the remuneration of the auditors; and
- renewal, limitation, extension, variation or grant of any authority to the Board in relation to the allotment and repurchase of securities.

The Board may call a general meeting whenever it thinks fit. If at any time there are not within the United Kingdom sufficient Directors capable of acting to form a quorum, any Director or any two members may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Board.

No business shall be dealt with at any general meeting unless a quorum is present when the meeting proceeds to business. Three members present in person or by proxy and entitled to vote shall be a quorum for all purposes. A corporation being a member shall be deemed to be personally present if represented by its duly authorised representative.

If a quorum for a meeting convened at the request of shareholders is not present within 15 minutes of the appointed time (or if during a meeting such a quorum ceases to be present), the meeting will be dissolved. In any other case, the general meeting will be adjourned to such time and with such means of attendance and participation as the Chair of the meeting may determine. If at that rescheduled meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the shareholders present in person or by proxy will be a quorum.

The Chair or, in his or her absence, the Deputy Chair or any other Director nominated by the Board, will preside as Chair at every general meeting. If no Director is present at the general meeting or no Director consents to act as Chair, the shareholders present shall elect one of their number to be Chair of the meeting.

The Board may resolve to enable persons entitled to attend and participate in a general meeting to do so by simultaneous attendance and participation by means of electronic facility or facilities and determine the means, or all different means, of attendance and participation used in relation to a general meeting. The members present in person or by proxy by means of electronic facility or facilities shall be counted in the quorum for, and entitled to participate in the general meeting in question. That meeting shall be duly constituted and its proceedings valid if the Chair of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that members attending the meeting by all means (including by means of electronic facility or facilities) are able to:

a. participate in the business for which the meeting has been convened;

b. hear all persons who speak at the meeting; and

c. be heard by all persons present at the meeting.

A member seeking to be present in person or by proxy at a general meeting by means of electronic facility or facilities is responsible for ensuring they have access to and can use the facility or facilities. The meeting shall be duly constituted and its proceedings valid notwithstanding the inability of the member to gain access to use the facility or facilities, or the loss of access to or use of the facility or facilities during the meeting.

Share certificates

Every person whose name is entered as a member in the Company's Register of Members shall be entitled to one certificate in respect of each class of shares held (the law regarding this does not apply to stock exchange nominees). Subject to the terms of issue of the shares, certificates are issued following allotment or receipt of the relevant transfer by the Group's registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom.

Share capital

Any share may be issued with such preferred, deferred or other special rights or other restrictions as may be determined by way of a shareholders' vote in a general meeting. Subject to the Act, any shares may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the shareholders.

There are no provisions in the Articles of Association which discriminate against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.

Subject to the terms of the shares which have been issued, the Directors may from time to time make calls upon the shareholders in respect of any moneys unpaid on their shares, provided that (subject to the terms of the shares so issued) no call on any share shall be payable at less than 14 clear days from the last call. The Directors may, if they see fit, receive from any shareholder willing to advance the same, all and any part of the moneys uncalled and unpaid upon any shares held by him or her.

Changes in capital

The Group may, from time to time by ordinary resolution subject to the Act:

- consolidate and divide all or any of its share capital into shares of a larger nominal amount than its existing shares; or

- sub-divide all of or any of its existing shares into shares of smaller nominal amounts.

The Group may, from time to time, increase its share capital by allotting new shares in accordance with the prescribed threshold authorised by shareholders at the last AGM and subject to the consents and procedures required by the Act. The Group may also, by special resolution, reduce its share capital.

Voting rights

Every holder of ordinary shares present in person or by proxy at a meeting of shareholders has one vote on a vote taken by a show of hands. On a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every 25 pence of nominal share capital (being one ordinary share) of which he or she is the holder. Voting at any meeting of shareholders is usually on a poll rather than by show of hands. Voting on a poll is more transparent and equitable because it includes the votes of all shareholders, including those cast by proxies, rather than just the votes of those shareholders who attend the meeting. A poll may also be demanded by:

- the Chair of the meeting;

- at least three shareholders present in person or by proxy and entitled to vote;

- any shareholder or shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

- any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which the aggregate sum paid up is equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Additional information for US listing purposes *continued*

Dividends

Holders of ordinary shares are entitled to receive dividends out of Group profits that are available by law for distribution, as the Group may declare by ordinary resolution, subject to the terms of issue thereof.

However, no dividends may be declared in excess of an amount recommended by the Board of Directors. The Board may pay interim dividends on the shares of any class as it deems fit. It may invest or otherwise use all dividends left unclaimed for six months after having been declared for its benefit, until claimed. All dividends unclaimed for a period of eight years after having been declared will be forfeited and revert to the Group.

The Directors may, with the sanction of an ordinary resolution of the shareholders, offer any holders of ordinary shares the right to elect to receive ordinary shares credited as fully paid, in whole or in part, instead of cash in respect of such dividend.

The Directors may deduct from any dividend payable to any shareholder all sums of money (if any) presently payable by that shareholder to the Group on account of calls or otherwise in relation to its shares.

Dividends may be paid by such method or combination of methods as the Board, in its absolute discretion, may decide. Different methods of payment may apply to different holders or groups of holders.

Liquidation rights

In the event of the Group's liquidation, after payment of all liabilities, its remaining assets would be used to repay the holders of ordinary shares the amount they paid for their ordinary shares. Any balance would be divided among the holders of ordinary shares in proportion to the nominal amount of the ordinary shares held by them.

Other provisions of the Articles of Association

Whenever the Group's capital is divided into different classes of shares, the special rights attached to any class may, unless otherwise provided by the terms of the issue of the shares of that class, be varied or abrogated, either with the written consent of the holders of 75% of the issued shares of the class (excluding any issued as treasury shares) or with the sanction of a special resolution passed at a separate meeting of these holders. Conditions set out in the Articles of Association with respect to the variation of rights are subject to the provisions of the Act. In the event that a shareholder or other person appearing to the Board of Directors to be interested in ordinary shares fails to comply with a notice requiring him or her to provide information with respect to their interest in voting shares pursuant to section 793 of the Act, the Board may serve that shareholder with a notice of default. After service of a default notice, that shareholder shall not be entitled to attend or vote at any general meeting or at a separate meeting of holders of a class of shares or on a poll until he or she has complied in full with the Group's information request.

If the shares described in the default notice represent at least a quarter of 1% in nominal value of the issued ordinary shares, then the default notice may additionally direct that in respect of those shares:

- the Group will not pay dividends (or issue shares in lieu of dividends); and

- the Group will not register transfers of shares unless (i) the shareholder is not itself in default as regards supplying the information requested and the transfer, when presented for registration, is accompanied by a certificate from the shareholder in such form as the Board of Directors may require to the effect that, after due and careful inquiry, the shareholder is satisfied that no person in default is interested in any of the ordinary shares which are being transferred; (ii) the transfer is an approved transfer, as defined in the Articles of Association; or (iii) the registration of the transfer is required by the Uncertificated Securities Regulations 2001.

No provision of the Articles of Association expressly governs the ordinary share ownership threshold above which shareholder ownership must be disclosed. Under the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, any person who acquires, either alone or, in specified circumstances, with others an interest in the Company's voting share capital equal to or in excess of 3% comes under an obligation to disclose prescribed particulars to the Company in respect of those ordinary shares. A disclosure obligation also arises where a person's notifiable interests fall below 3%, or where, at or above 3%, the percentage of the Company's voting share capital in which a person has a notifiable interest reaches, exceeds or falls below 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10%, and each 1% threshold thereafter up to 100%.

Limitations affecting holders of ordinary shares or ADSs

Under English law and Articles of Association, persons who are neither UK residents nor UK nationals may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

Material contracts

The Group is not currently party to any contracts outside the ordinary course of business, other than the Trust Deed entered into with respect to the (i) £350.0 million aggregate principal amount of 3.750% guaranteed notes due 2030 and (ii) £350.0 million aggregate principal amount of 5.375% guaranteed notes due 2034, in each case issued by a subsidiary of, and guaranteed by, Pearson, which are filed as Exhibit 2.1 and Exhibit 2.2 to the annual report on Form 20-F for the year ended 31 December 2025, respectively.

Executive employment contracts

The Group has entered into agreements with each of its Executive Directors pursuant to which such Executive Director is employed by the Group. These agreements describe the duties of such Executive Director and the compensation to be paid by us.

It is the Group's policy that it may terminate the Executive Directors' service agreements by giving no more than 12 months' notice. As an alternative, the Group may at its discretion pay in lieu of that notice. Payment-in-lieu of notice may be made in equal monthly instalments from the date of termination to the end of any unexpired notice period. In the case of Executive Directors, payment-in-lieu of notice in instalments may also be subject to mitigation and reduced, taking into account earnings from alternative employment. For Executive Directors, pay in lieu of notice comprises 100% of the annual salary at the date of termination and the annual cost to the Company of providing pension and all other benefits. The Group may, depending on the circumstances of the termination, determine that it will not pay the Director in lieu of notice and may instead terminate a Director's contract in breach and make a damages payment, taking into account as appropriate the Director's ability to mitigate their loss.

Exchange controls

There are no UK Government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest or other payments to non-resident holders of the Group's securities, except as otherwise described under 'Tax Considerations' below.

Tax considerations

The following is a discussion of the material US federal income tax considerations and UK tax considerations arising from the acquisition, ownership and disposition of ordinary shares and ADSs by a US holder. A US holder is:

- an individual citizen or resident of the US, or
- a corporation created or organised in or under the laws of the US or any of its political subdivisions, or
- an estate or trust the income of which is subject to US federal income taxation regardless of its source.

This discussion deals only with ordinary shares and ADSs that are held as capital assets by a US holder, and does not address tax considerations applicable to US holders that may be subject to special tax rules, such as:

- dealers or traders in securities or currencies,
- financial institutions or other US holders that treat income in respect of the ordinary shares or ADSs as financial services income,
- insurance companies,
- tax-exempt entities,
- persons acquiring shares or ADSs in connection with employment,
- US holders that hold the ordinary shares or ADSs as a part of a straddle or conversion transaction or other arrangement involving more than one position,
- US holders that own, or are deemed for US tax purposes to own, 10% or more of the total combined voting power of all classes of the Group's voting stock,
- US holders that have a principal place of business or 'tax home' outside the United States, or
- US holders whose 'functional currency' is not the US dollar.

For US federal income tax purposes, holders of ADSs will be treated as the owners of the ordinary shares represented by those ADSs. In practice, HM Revenue & Customs (HMRC) will also regard holders of ADSs as the beneficial owners of the ordinary shares represented by those ADSs, although case law has cast some doubt on this. The discussion below assumes that HMRC's position is followed.

In addition, the following discussion assumes that JPMorgan Chase Bank will perform its obligations as depositary in accordance with the terms of the depositary agreement and any related agreements.

Because US and UK tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax adviser as to the US federal, state and local, UK and other, including foreign, tax consequences of investing in the ordinary shares or ADSs. Except where otherwise indicated, the statements of US and UK tax law set out below are based on the laws, interpretations and tax authority practice in force or applicable as of 28 February 2026 and are subject to any changes occurring after that date, possibly with retroactive effect.

UK income taxation of distributions

The UK does not impose dividend withholding tax on dividends paid by the Company.

A US holder that is not resident in the UK for UK tax purposes and does not carry on a trade, profession or vocation in the UK through a branch or agency (or in the case of a company a permanent establishment) to which the ordinary shares or ADSs are attributable will not generally be liable to pay UK tax on dividends paid by the Company.

US income taxation of distributions

Distributions that the Group makes with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed the Group's current and accumulated earnings and profits. The amount of any distribution will equal the amount of the cash distribution. Distributions, if any, in excess of the Group's current and accumulated earnings and profits will constitute a non-taxable return of capital to a US holder and will be applied against and reduce the US holder's tax basis in its ordinary shares or ADSs. To the extent that these distributions exceed the tax basis of the US holder in its ordinary shares or ADSs, the excess generally will be treated as capital gain.

Dividends that the Group pays will not be eligible for the dividends received deduction generally allowed to US corporations under Section 243 of the Code.

In the case of distributions in pounds sterling, the amount of the distributions generally will equal the US dollar value of the pounds sterling distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the US holder in the case of shares or by JPMorgan Chase Bank in the case of ADSs, regardless of whether the US holder reports income on a cash basis or an accrual basis. The US holder will realise separate foreign currency gain or loss only to the extent that this gain or loss arises on the actual disposition of pounds sterling received. For US holders claiming tax credits on a cash basis, taxes withheld from the distribution are translated into US dollars at the spot rate on the date of the distribution; for US holders claiming tax credits on an accrual basis, taxes withheld from the distribution are translated into US dollars at the average rate for the taxable year.

A distribution by the Company to non-corporate shareholders will be taxed as net capital gain at a maximum rate of 20%, provided certain holding periods are met, to the extent such distribution is treated as a dividend under US federal income tax principles. In addition, a 3.8% Medicare tax will generally be imposed on the net investment income, which generally would include distributions treated as dividends under US federal income tax principles, of non-corporate taxpayers whose adjusted gross income exceeds a threshold amount.

Additional information for US listing purposes *continued*

UK taxation of capital gains

A US holder that is not resident in the UK for UK tax purposes and does not carry on a trade, profession or vocation in the UK through a branch or agency (or in the case of a company a permanent establishment) to which the ordinary shares or ADSs are attributable will not generally be liable for UK taxation on capital gains or eligible for relief for allowable losses, realised on the sale or other disposal of the ordinary shares or ADSs.

A US holder who is an individual who has been resident for tax purposes in the UK but who ceases to be so resident or becomes regarded as resident outside the UK for the purposes of any double tax treaty ('Treaty Non-resident') and continues to not be resident in the UK, or continues to be Treaty Non-resident, for a period of five years or less and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he or she is not resident in the UK, or is Treaty Non-resident, at the time of the disposal.

US income taxation of capital gains

Upon a sale or exchange of ordinary shares or ADSs to a person other than Pearson, a US holder will recognise gain or loss in an amount equal to the difference between the amount realised on the sale or exchange and the US holder's adjusted tax basis in the ordinary shares or ADSs. Any gain or loss recognised will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. Long-term capital gain of a non-corporate US holder is generally taxed at a maximum rate of 20%. In addition, a 3.8% Medicare tax will generally be imposed on the net investment income, which generally would include capital gains, of non-corporate taxpayers whose adjusted gross income exceeds a threshold amount.

The gain or loss realised by a US holder on the sale or exchange of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.

Estate and gift tax

The current Estate and Gift Tax Convention (referred to in this paragraph as the 'Convention'), between the US and the UK generally relieves from UK inheritance tax (the equivalent of US estate and gift tax) the transfer of ordinary shares or of ADSs where the transferor is domiciled in the US for the purposes of the Convention. This relief will not apply if the ordinary shares or ADSs are part of the business property of an individual's permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, inheritance tax may be charged on death and also on the amount by which the value of an individual's estate is reduced as a result of any transfer made by way of gift or other gratuitous or undervalue transfer, in general within seven years of death, and in certain other circumstances. In the unusual case where ordinary shares or ADSs are subject to both UK inheritance tax and US estate or gift tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.

Stamp duty

No stamp duty or stamp duty reserve tax (SDRT) will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS, and any separate instrument or written agreement of transfer, remain at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK.

There is, however, a charge to SDRT or stamp duty at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares (rounded up to the next multiple of £5 in the case of stamp duty), where ordinary shares are transferred to a person whose business is or includes issuing depositary receipts (or to a nominee or agent for such a person), or to a person whose business is or includes the provision of clearance services (or to a nominee or agent for such a person). Such 1.5% charge is subject to exceptions, including for (i) transfers which are made in the course of 'capital-raising arrangements' (as defined in sections 72ZA and 97AB of the Finance Act 1986), and (ii) transfers which are made in the course of 'qualifying listing arrangements' (as defined in sections 72ZB and 97AC of the Finance Act 1986) and which do not affect the beneficial ownership of the ordinary shares in question. Specific professional advice should be sought in any case where the 1.5% SDRT or stamp duty charge may be applicable.

A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration (rounded up to the next multiple of £5 in the case of stamp duty). A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the depositary to an ADS holder, under which no beneficial interest passes will not be subject to stamp duty or SDRT.

Close company status

The Group believes that the close company provisions of the UK Corporation Tax Act 2010 do not apply to it.

Documents on display

Copies of the Group's Memorandum and Articles of Association are filed as exhibits to its annual report on Form 20-F for the year ended 31 December 2025. We also file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available on the Investors page of the Company's website at pearsonplc.com (the contents of which are not incorporated by reference herein). In addition, shareholders may request a copy of certain documents referred to in this annual report by writing to us at the following address: Pearson plc, c/o the Company Secretary, 80 Strand, London WC2R 0RL.

Description of securities other than equity securities

American Depositary Shares

The Group's ordinary shares trade in the form of ADSs evidenced by ADRs under a sponsored ADR facility with JPMorgan Chase Bank N.A. as depositary. Each ADS represents one ordinary share.

The principal executive office of JPMorgan Chase Bank is located at 270 Park Avenue, Floor 8, New York, New York 10017.

Fees paid by ADR holders

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The following table summarises various fees currently charged by JPMorgan Chase Bank N.A.:

Person depositing or withdrawing shares must pay to the depositary:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property • Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	• Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities by the depositary to ADS registered holders of deposited securities
$.05 (or less) per ADS per calendar year	• Depositary services
Registration of transfer fees	• Transfer and registration of shares on the share register to or from the name of the depositary or its agent when shares are deposited or withdrawn
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees incurred in past annual period and fees to be paid in the future

The depositary reimburses the Company for certain expenses it incurs in relation to the ADS programme. The depositary provides the Company with a set amount or a portion of the depositary fees charged in respect of the ADS programme pursuant to arrangements agreed between the Company and the depositary. Such payments support the establishment and ongoing maintenance of the ADS programme. The amount and terms of the reimbursement are agreed between the Company and the depositary. The Company received $47,173.94 as reimbursement from the depositary, JPMorgan Chase Bank N.A., for 2025.

Controls and procedures

Disclosure controls and procedures

An evaluation of the effectiveness of the Group's disclosure controls and procedures as of 31 December 2025 was carried out by management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective as at 31 December 2025 at a reasonable assurance level. A controls system, no matter how well designed and operated, cannot provide absolute assurance to achieve its objectives.

Management's annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2025 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of 31 December 2025 based on criteria in Internal Control – Integrated Framework (2013) issued by the COSO.

Additional information for US listing purposes *continued*

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of 31 December 2025, as stated in their report.

Change in internal control over financial reporting

There have been no significant changes in our internal control over financial reporting during the year ended 31 December 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Audit Committee financial expert

The members of the Board of Directors of Pearson plc have determined that Graeme Pitkethly is an Audit Committee financial expert within the meaning of the applicable rules and regulations of the SEC.

Code of ethics

Pearson has adopted a code of ethics (the Pearson Code of Conduct) which applies to all employees including the Chief Executive Officer and Chief Financial Officer and other senior financial management. This code of ethics is available on the Group's website (www.pearson.com/corporate/code-of-conduct.html). The information on this website is not incorporated by reference into this report.

Principal accountant fees and services

In line with best practice, the Group's relationship with Ernst & Young LLP (EY) is governed by its external auditor policy, which is reviewed and approved annually by the Audit Committee. The policy establishes procedures to ensure the auditors' independence is not compromised as well as defining those non-audit services that EY may or may not provide to Pearson. These allowable services are in accordance with relevant UK and US legislation.

The Audit Committee approves all audit and non-audit services provided by EY, unless clearly trivial. Where appropriate, services will be tendered prior to awarding this work to the auditor.

No fees were incurred in relation to taxation, including tax compliance, tax advice and tax planning.

Purchases of equity securities by the issuer and affiliated purchases

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programmes	Approximate maximum value of shares that may yet be purchased under the plans or programmes
1 March 2023 – 31 March 2023	1,757,098	£8.54	–	£301m
1 May 2023 – 31 May 2023	1,191,462	£8.39	–	£301m
1 September 2023 – 30 September 2023	2,459,066	£8.69	2,459,066	£280m
1 October 2023 – 31 October 2023	11,239,824	£9.03	11,239,824	£178m
1 November 2023 – 30 November 2023	3,108,579	£9.48	3,108,579	£149m
1 December 2023 – 31 December 2023	4,479,186	£9.44	3,436,047	£117m
1 January 2024 – 31 January 2024	4,522,458	£10.48	4,522,458	£69m
1 February 2024 – 29 February 2024	5,115,720	£9.56	5,115,720	£20m
1 March 2024 – 31 March 2024	4,622,468	£10.22	4,622,468	£173m
1 April 2024 – 30 April 2024	9,172,818	£10.10	6,810,586	£105m
1 May 2024 – 31 May 2024	6,472,448	£9.71	6,472,448	£42m
1 June 2024 – 30 June 2024	811,773	£9.62	241,083	£39m
1 July 2024 – 31 July 2024	2,128,176	£10.08	2,128,176	£18m
1 August 2024 – 31 August 2024	1,706,435	£10.46	1,706,435	–
1 November 2024 – 30 November 2024	330,409	£12.11	–	–
1 January 2025 – 31 January 2025	633,137	£13.11	–	–
1 March 2025 – 31 March 2025	2,102,011	£12.27	732,024	£166m
1 April 2025 – 30 April 2025	6,217,360	£11.96	4,172,036	£117m
1 May 2025 – 31 May 2025	3,430,602	£11.84	2,370,055	£89m
1 June 2025 – 30 June 2025	6,364,919	£11.16	6,364,919	£18m
1 July 2025 – 31 July 2025	4,394,560	£10.59	4,394,560	£146m
1 August 2025 – 31 August 2025	3,022,585	£10.79	3,022,585	£114m
1 September 2025 – 30 September 2025	4,706,588	£10.57	4,706,588	£64m
1 October 2025 – 31 October 2025	1,685,784	£10.58	1,685,784	£46m
1 November 2025 – 30 November 2025	4,448,446	£10.40	4,448,446	–

On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders, with the first tranche of £175m starting in March 2025, and the remaining tranche of £175m starting in July 2025. During 2025, approximately 32m (2024: 32m) shares were bought back and cancelled at a cost of £352m (2024: £318m). The nominal value of these shares, £8m (2024: £8m), was transferred to the capital redemption reserve, and the remainder of the purchase price was recorded within retained earnings. At 31 December 2025, no further liability remained (2024: £nil) for any shares contracted to be repurchased but where the repurchases are still outstanding.

On 20 September 2023, the Board approved a £300m share buyback programme in order to return capital to shareholders, with a £200m extension being announced by the Group on 1 March 2024. This programme and the extension completed in 2024. During 2024, approximately 32m (2023: 20m) shares were bought back and cancelled at a cost of £318m (2023: £186m). The nominal value of these shares, £8m (2023: £5m), was transferred to the capital redemption reserve, and the remainder of the cost was recorded within retained earnings. At 31 December 2024, no further liability remained (2023: £118m) for any shares contracted to be repurchased but where the repurchases are still outstanding.

Shares were also purchased and held in Trust for the satisfaction of employee share schemes. All purchases were made in open-market transactions in London in accordance with applicable law. Pearson did not structure such purchases to fall within the safe harbour provisions of the US SEC's Rule 10b-18.

Insider trading policies

We have adopted an Insider Trading Policy, which, among other things, governs the purchase, sale and other dispositions of Pearson securities by our Directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations and the NYSE listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.1 and 11.2 to the annual report on Form 20-F for the year ended 31 December 2025.

Cyber security

We believe cyber security is of critical importance to our success. We are susceptible to a number of significant, persistent and evolving cyber security threats, including those common to most industries as well as those we face as a worldwide learning company with principal operations in the education, assessment and certifications markets. The Group holds large volumes of personal data on individuals worldwide, including that of employees, customers, students, teachers and learners in the workforce, as well as other highly sensitive business critical data such as financial data, internal sensitive information, and intellectual property. Despite our implementation of security measures, threat actors of all types, including individuals, criminal organisations and state sponsored operatives, have from time to time gained access, and may in the future gain access to the Group's data through unauthorised means in order to misappropriate such information for fraudulent or other purposes. Failure to prevent or detect a malicious attack on the Group's systems has in the past and could in future result in loss of system availability, breach of confidentiality, integrity and/or availability of sensitive information, and damage to the customer experience and the Group's reputation and financial loss. Accordingly, we continuously evaluate the impact of cyber security threats, and are committed to the highest standards of data management and these will naturally evolve with our business as we continue our digital transformation.

Pearson's Executive team has overall responsibility for data privacy and security. Our reporting and risk management structure feeds upwards from individual businesses to Board level. Under the oversight of our Board of Directors, and the Audit Committee, our management has established comprehensive processes for identifying, assessing and managing material risks from cyber security threats, and these processes are integrated into our overall enterprise risk management programme. We have established lines of accountability and reporting procedures designed to enable senior management executives and business unit privacy owners to have greater visibility over managing data privacy and security risks. Our approach is proactive and adaptive, featuring regular security assessments, third-party audits and continuous improvement of our cyber security infrastructure. We also provide all colleagues with training on our updated and strengthened data privacy and cyber security principles and processes.

We work to align our practices with industry best practices and regulatory standards. Our processes include detailed response procedures to be followed in the event of a cybersecurity incident, which outline steps to be followed from detection to assessment and escalation to notification and recovery, including internal notifications to management, the Audit Committee and the Board, as appropriate.

The Audit Committee of our Board is primarily responsible for oversight of risks, including those from cyber security threats, and is currently chaired by a Director with functional expertise in cyber security matters. Members of management, including our Chief Technology Officer provide the Executive Team and the Trust & Safety committees that have been established with updates on cyber security risk matters on a quarterly basis and more frequently if circumstances dictate. In these updates, members of the committees are apprised of cyber security incidents that are deemed to have had a moderate or higher impact even if immaterial to us. In addition, the committees review and actively discusses with management and among themselves the risks related to cyber security and critical systems in order to provide input on the appropriate level of risk for our Company and reviews management's strategies for adequately mitigating and managing the identified risks. The Audit Committee and management regularly update our full Board with respect to cyber security matters.

Our Chief Technology Officer is primarily responsible for managing material risks from cyber security threats, and is supported by a dedicated team of internal cyber security specialists led by a Chief Information Security Officer. Both our Chief Technology Officer and Chief Information Security Officer have extensive information technology and cybersecurity experience respectively, and many of our internal team hold cyber security certifications such as Certified Information Systems Security Professional or Certified Information Security Manager. We also engage specialised cyber security consultants and leverage third-party expertise to bolster our cyber security defences.

In addition, our third-party vendors and service providers play a role in our cyber security. These third parties are integral to our operations but pose cyber security challenges due to their access to our data and our reliance for various aspects of our operations, including our supply chain. We have developed a third-party vendor risk management programme to assess and manage the risks associated with third-party partnerships, particularly in data security and cyber security. We conduct due diligence before onboarding new vendors and maintain ongoing evaluations to ensure compliance with our security standards.

As of the date of this report, no cyber security incidents have had, either individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Notwithstanding the extensive approach we take to cyber security, we may not be successful in preventing or mitigating a cyber security incident that could have a material adverse effect on us. While we maintain cyber risk insurance, the costs relating to certain kinds of security incidents could be substantial, and our insurance may not be sufficient to cover all losses related to any future incidents involving our data or systems.

See 'Risk Factors' on pages 244-250 for a discussion of cyber security risks that may materially impact us.

Shareholder information

Shareholder information

Pearson ordinary shares are listed on the London Stock Exchange and on the New York Stock Exchange in the form of American Depositary Receipts.

Corporate website

The investors' section of our corporate website plc.pearson.com/investors provides a wealth of information for shareholders. It is also possible to sign up to receive email alerts for reports and press releases relating to Pearson at plc.pearson.com.

Shareholder information online

Shareholder information can be found on our website at plc.pearson.com/investors.

Our registrar, Computershare, also provides a range of shareholder information online. You can check your holding and find practical help on transferring shares or updating your details at www.investorcentre.co.uk. For more information, please contact our registrar, Computershare, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ. Telephone 0370 889 3250* (or +44 117 378 5188 from abroad if calling from outside the UK)*.

Information about the Pearson share price

The company's share price can be found on our website at plc.pearson.com/investors/ performance/share-price-dividend. It also appears in the financial columns of the national press.

2025 dividends

	Payment date	Amount per share
Interim	15 September 2025	7.8 pence
Final[1]	8 May 2026	17.4 pence

1. Subject to approval by shareholders at the 2026 Annual General Meeting.

2026 financial calendar

Ex-dividend date	19 March 2026
Record date	20 March 2026
Last date for dividend reinvestment election	16 April 2026
Annual General Meeting	1 May 2026
Payment date for dividend and share purchase date for dividend reinvestment	8 May 2026

Dividend payments

Pearson dividends can be paid directly into your bank or building society account instead of being sent to you by cheque, with the dividend confirmation voucher sent to the shareholder's registered address. **It is important to note that, with effect from September 2026, Pearson will pay cash dividends by direct credit only, cheque payments will no longer be available.** Please ensure you have submitted a dividend mandate and registered your bank or building society details with our registrar, Computershare, prior to September 2026. For any shareholder who has not submitted their dividend mandate prior to September 2026, any future dividends will be held as a non-interest bearing deposit and they will need to contact Computershare to have the funds released. An administration fee may be payable to release your funds. For further information, please contact Computershare on 0370 889 3250 (+44 117 378 5188 if calling from outside the UK)*.

Dividend reinvestment plan (DRIP)

The DRIP gives shareholders the right to buy the company's shares on the London stock market with their cash dividend. For further information, please visit plc.pearson.com/en-GB/investors/ shareholders/shares-shareholding or contact Computershare on 0370 889 3250 (+44 117 378 5188 if calling from outside the UK)*.

Share dealing facilities

Computershare offers telephone and internet services for dealing in Pearson shares (other providers are available). For further information, please contact their telephone dealing helpline on 0370 889 3250* (+44 117 378 5188 if calling from outside the UK) or, for online dealing, log on to www.investorcentre.co.uk. You will need your shareholder reference number as shown on your share certificate.

A postal dealing service is also available through Computershare. Please telephone 0370 889 3250 (+44 117 378 5188 if calling from outside the UK)* for details or log on to www.investorcentre.co.uk to download a form.

ShareGift

Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686).

Further information about ShareGift and the charities they have supported may be obtained from their website, www.ShareGift.org, or by contacting them at ShareGift, 6th Floor, 2 London Wall Place, London, EC2Y 5AU.

*   Lines open 8.30am to 5.30pm Monday to Friday (excluding UK public holidays).

American Depositary Receipts (ADRs)

Pearson's ADRs are listed on the New York Stock Exchange and traded under the symbol PSO. Each ADR represents one ordinary share. For enquiries regarding registered ADR holder accounts and dividends, please contact JP Morgan via their Transfer Agent, EQ Shareowner Services, P.O. Box 64504, St. Paul, MN 55164-0504, telephone 1 (800) 990 1135 (toll-free within the US) or 001 651 453 2128 (outside the US). Alternatively, you may email via **www.shareowneronline.com/informational/contact-us/**

Voting rights for registered ADR holders can be exercised through JP Morgan, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a Form 20-F.

Share register fraud: protecting your investment

Pearson does not contact its shareholders directly to provide recommendations or investment advice and neither does it appoint third parties to do so. We are currently conducting a shareholder tracing programme with Georgeson.

As required by law, our shareholder register is available for public inspection, but we cannot control the use of information obtained by persons inspecting the register. Please treat any approaches purporting to originate from Pearson with caution.

For more information, please log on to our website at **plc.pearson.com/en-GB/investors/shareholders/shares-shareholding**

Tips on protecting your shares

- Keep any documentation that contains your shareholder reference number in a safe place and shred any unwanted documentation.
- Inform our registrar, Computershare, promptly when you change address.
- Be aware of dividend payment dates and contact the registrar if you do not receive your dividend cheque or, better still, make arrangements to have the dividend paid directly into your bank account.
- Consider holding your shares electronically in a CREST account via a nominee.

Reliance on this document

The intention of this document is to provide information to shareholders and is not designed to be relied upon by any other party or for any other purpose.

Forward-looking statements

This document includes forward-looking statements concerning Pearson's financial condition, business and operations and its strategy, plans and objectives, including but not limited to forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on such forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology.

By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that may cause Pearson's actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. This is because they relate to events and depend on circumstances that may occur in the future. They are based on numerous expectations, assumptions and beliefs regarding Pearson's present and future business strategies and the environment in which it will operate. Pearson believes that the expectations reflected in the forward-looking statements are reasonable, although it cannot guarantee future results, levels of activity, performance or achievements.

There are various factors which could cause Pearson's actual financial condition, results and development to differ materially from the plans, goals, objectives and expectations expressed or implied by these forward-looking statements, many of which are outside Pearson's control. These include international, national and local conditions, as well as the impact of competition. Such risks and other risks and uncertainties are detailed from time to time in Pearson's publicly filed documents and, in particular, the risk factors set out in this document, which you are advised to read.

Any forward-looking statements speak only as of the date they are made and, except as required by law, Pearson gives no undertaking to update any forward-looking statements in this document, whether as a result of new information, future developments, changes in its expectations or otherwise.

All statements that express forecasts, expectations and projections, including, but not limited to, trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. The forward-looking statements, specifically the margin target, financial expectations, 2026 outlook and 2027 ambition information, included on page 26 of this document have been prepared by, and are the responsibility of, Pearson's management. Ernst & Young LLP has not audited, reviewed, examined, compiled or applied agreed upon procedures with respect to these forward-looking statements and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.



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Pearson

Principal offices
80 Strand,
London WC2R 0RL, UK

T +44 (0)20 7010 2000

221 River Street,
Hoboken, NJ 07030, USA

T +1 201 236 7000

Pearson plc

Registered number 53723 (England)